


APPRAISAL REPORT

RJ-0187/09-01
1/2 COPIES



| REPORT | RJ-0187/09-03 |
|---|---|

REFERENCE DATE:    March 31, 2009



REQUESTED BY:    SADIA S.A., with head office located at Rua Senador Attilio Fontana, 86, Centro, in the city of Concordia, SC, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 20.730.099/0001-94, hereinafter called SADIA.

PERDIGÃO S.A., with head office located at Av. Escola Politécnica , 760 2º And, in the city of São Paulo, SP, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 01.838.723/0001-27, hereinafter called PERDIGÃO.



OBJECT:    SADIA S.A. and PERDIGÃO S.A., previously qualified.

PURPOSE:    Calculation of the Net Equities of SADIA AND PERDIGÃO at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies.



# EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. (APSIS) was hired by SADIA and PERDIGÃO to calculate the Net Equities of SADIA and PERDIGÃO at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies.

The technical procedures used in this report are in accordance with the criteria set forth by appraisal standards. Appraisal calculations to assess the value of assets were devised on the basis of the income, asset and market approaches.

This report presents the market values of the companies' assets and liabilities used to adjust the book Net Equity of SADIA and PERDIGÃO through the assets approach.



# ASSOCIATION BETWEEN PERDIGÃO AND SADIA: OPERATION SUMMARY

Perdigão and Sadia announced on May 19, 2009 the signature of an association agreement with the initial participation of both open capital companies and HFF Participações S.A. (HFF), an investment company, which shall own the majority of the common shares issued by Sadia in order to make a future unification of Sadia's and Perdigão's operations feasible through successive operations.

The association will result in BRF – Brasil Foods S.A. (BRF) with corporate headquarters in the city of Itajaí, Santa Catarina. The steps for creating and implementing this association are listed below.

A series of steps must be followed in order to complete the operation that will result in the association between Sadia and Perdigão. The steps for the operation are as follows:

1.  Transfer of shares under Sadia's control (>51% of ONs) to the holding HFF Participações, a company that will have an initial investment from both Perdigão and Sadia.
2.  To do so, Sadia's shareholders are obligated to purchase the shares from Concórdia Financeira, which will not have a part in HFF. Perdigão will change its name to BRF - Brasil Foods S.A. and will incorporate the HFF shares in the proportion of 0.166247 shares of BRF (Perdigão) for each 1 share of HFF.

3.  Next, the incorporation of the other shares of Sadia by BRF will take place by the substitution ratio of 0.132998 ON shares of BRF for each 1 ON or PN share of Sadia.

4.  Parallel to these events above, a public offering of shares will be carried out for raising funds of around R$ 4 billion with allocation priority given to the current Perdigão/BRF and Sadia shareholders if the incorporation of the shares from the latter still has not been completed.

The BRF shares and its ADRs will be listed on the Novo Mercado.  Sadia's ADRs will be converted into BRF ADRs in the same proportion of the incorporation of the PNs. The operation will be submitted for approval to CADE and SDE.



**Current Structure**



Source: Perdigão





## Transaction Steps [1]

1 Sale of Concórdia Holding Financeira
Control. Share-holders
HFF
Market
SADIA
Concórdia Holding Financeira
2 2) Incorporation of HFF's shares
Market
BRF
"new corp. denom. of PERDIGÃO"
Exchange rate²: 0.166247
Sadia control.: R$ 5.59
Perdigão: R$ 33.65
100%
HFF
Market
SADIA
3 Incorporation of shares of remaining shareholders
Ex-Sadia's control. share holders
Market
BRF
Exchage rate²: 0.13299
Sadia market.: R$ 4.48
Perdigão: R$ 33.6
HFF
Market
SADIA

Note:

1 For illustration purposes only

2) Exchange ratio: BRF share for 1 Sadia share



**Final Structure**



Source: Perdigão



# SUMMARY OF RESULTS

The tables below present an overview of the Net Equities at market prices of the companies involved in the operation, as of the base date of this report:

INCOME SUMMARY

VALUE ( THOUSANDS REAIS )                                                                    SADIA X PERDIGÃO

| RELEVANT | ACCOUNTING | | MARKET EQUITY | |
|---|---|---|---|---|
| ACCOUNTS | PERDIGÃO | SADIA | PERDIGÃO | SADIA |
| ASSETS | 10,442,462 | 11,800,528 | 11,769,165 | 14,394,339 |
| CURRENT ASSETS | 4,234,563 | 3,557,592 | 4,286,185 | 3,676,707 |
| LONG TERM ASSETS | 546,253 | 3,584,896 | 545,081 | 3,584,896 |
| FIXED ASSETS | 5,661,646 | 4,658,040 | 6,937,899 | 7,132,736 |
| | | | | |
| LIABILITIES AND EQUITY | 10,442,462 | 11,800,528 | 11,769,165 | 14,394,338 |
| CURRENT LIABILITIES | 3,192,848 | 6,409,979 | 3,192,848 | 6,409,979 |
| LONG TERM LIABILITIES | 3,358,685 | 5,342,468 | 3,358,452 | 5,804,765 |
| EQUITY | 3,890,929 | 48,081 | 5,217,865 | 2,179,595 |
| | | | | |
| TOTAL NUMBER OF STOCKS | 206,528 | 672,951 | 206,528 | 672,951 |
| | | | | |
| R$ PER STOCK | 18.839751 | 0.071448 | 25.264731 | 3.238861 |
| | | | | |
| EXCHANGE RELATION | 0.003792 | 1.000000 | 0.128197 | 1.000000 |

*Obs.: Quantity of PERDIGÃO's shares for 1 SADIA share.*



# ÍNDICE

| | | |
|---|---|---|
| 1. | INTRODUCTION | 9 |
| 2. | PRINCIPLES AND QUALIFICATIONS | 10 |
| 3. | RESPONSIBILITY LIMITS | 11 |
| 4. | APPRAISAL METHODOLOGY | 12 |
| 5. | SADIA'S PROFILE | 14 |
| 6. | PERDIGÃO'S PROFILE | 20 |
| 7. | GENERAL APPRAISAL CRITERIA | 25 |
| 8. | APPRAISAL OF SADIA'S SHAREHOLDERS' EQUITY AT MARKET VALUE | 35 |
| 9. | APPRAISAL OF PERDIGÃO'S SHAREHOLDERS' EQUITY AT MARKET VALUE | 40 |
| 10. | CONCLUSION | 45 |
| 11. | LIST OF ATTACHMENTS | 46 |



# 1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. (APSIS) was hired by SADIA and PERDIGÃO to calculate the Net Equities of SADIA and PERDIGÃO at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies according to law art. 264 of Lei nº. 6.404, de 15/12/1976 (Lei das S/A).

In preparing this report, data and information supplied by third parties were used in the form of documents and verbal interviews with the clients. The estimates used in this process are based on documents and information which include, among others, the following:

- Bylaws or Articles of Incorporation of the companies;
- Financial statements of the group's companies;
- Organization chart and corporate holdings;
- List of permanent assets ;
- IAN (Annual Report) and ITR (Quarterly Report) of the companies;
- Set of architectural plans;
- Areas chart; and
- Documents with technical specifications of the equipment appraised.

Inspections of the operational sites were conducted in May, 2009.

The APSIS team responsible for the coordination and performance of this report consists of the following professionals:

- CESAR DE FREITAS SILVESTRE
  Accountant (CRC/RJ 044779/O-3)
- ANA CRISTINA FRANÇA DE SOUZA
  Civil Engineer
  Post-graduated in Accounting Sciences (CREA/RJ 91.1.03043-4)
- LUIZ PAULO CESAR SILVEIRA
  Mechanical engineer
  Master of Business Management (CREA/RJ 89.1.00165-1)
- MARCELO UNFER PARABONI
  Business manager
  Post-graduated in Financial Management (CRA/RJ 20-47.164-6)
- MARGARETH GUIZAN DA SILVA OLIVEIRA
  Civil engineer, (CREA/RJ 91.1.03035-3)
- RICARDO DUARTE CARNEIRO MONTEIRO
  Civil engineer
  Post-graduated in Economic Engineering (CREA/RJ 30137-D)
- SÉRGIO FREITAS DE SOUZA
  Economist (CORECON/RJ 23521-0)
- WASHINGTON FERREIRA BRAGA
  Accountant (CRC/RJ 024100-6 / CVM 6734)



## 2. PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

- The consultants and appraisers have no personal bias towards the subject matter involved in this report nor do they derive any advantages from it.

- The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

- The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

- In this report, one assumes that the information received from third parties is correct and that the sources thereof are contained in said report.

- To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

- APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise its honorable duties, primarily established in the appropriate laws, codes or regulations.

- For projection purposes, we start from the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the purpose of the relevant work, other than those listed in this report.

- This Report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the Central Bank of Brazil, CVM (the Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.

- The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.

- APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report, in their respective controllers, or in the operation to which the "Protocol and Justification" refer, there being no relevant circumstances which may characterize conflict or communion of interests, whether potential or current, towards the issue of this Appraisal Report.

- In the course of our work, controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

- The Report was prepared in strict compliance with the postulates set forth in the Professional Code of Ethics of CONFEA – Federal Council of Engineering, Architecture and Agronomy ad of the Legal Institute of Engineering.



# 3. RESPONSIBILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

- Our work was developed for use by the applicants aiming at the already described objectives. Therefore, it may be disclosed as part of the documents related to the acquisition of control of the SADIA and PERDIGÃO, with mention of this work in related publications being authorized. It may also be filed at the Brazilian Securities and Exchange Commission – CVM and at the U.S. Securities and Exchange Commission – SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

- We highlight that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions from partial reading should not be drawn.

- We are not responsible for occasional losses to the applicant, its shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and set forth in this report.

- The analyses and conclusions contained herein are based on several premises, held as of this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices , volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any forecast or estimate contained in this report.

- This appraisal does not reflect events and their respective impacts, occurred after the date of issue of this report.



# 4. APPRAISAL METHODOLOGY

## ASSETS APPROACH – NET EQUITY AT MARKET PRICES

This methodology derives from generally accepted accounting principles (PCGA), where financial statements are prepared based on the principle of historic or acquisition cost. Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

The application of this methodology contemplates, as a starting point, the book values of assets and liabilities and requires that some of these items be adjusted so as to reflect their probable realization values. The result from the application of this method may provide an initial basis towards the estimate of the company's value, as well as a useful basis of comparison with results from other methodologies.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company's net equity. From an appraisal perspective, the relevant value definitions are those appropriate to the purpose of the appraisal.

The assessment of assets, therefore, aims at appraising a company according to the adjustment of the book value (net balance) to its respective fair market values. The assets and liabilities deemed relevant are appraised on the basis of their fair market value, with a comparison being made between this amount and the book value (net balance).

The general appraisal criteria applied towards the adjustment of assets subject to an appraisal at market prices are detailed in Chapter 6 of this report.

After being duly analyzed, these adjustments are added to the book Net Equity value, thus establishing the market value of the company through the assets approach. The company's fair market value will be the Net Equity value after adjustments found for assets and liabilities appraised are contemplated.



It's worth pointing out that the identification and quantification of liabilities that were neither recorded nor disclosed by the Company's Management were not subject to our work.

In this appraisal, the methodology and scope adopted aimed at appraising a company's going concern. Therefore, expenses incurred in asset realization or liability requirements, as well as those related to the companies' bankruptcy or liquidation processes were not contemplated in the calculations.

## MAIN APPRAISAL STAGES

- Reading and analysis of the companies' balances.

- Analysis of asset and liability accounts registered on the company's balance sheet, aiming at identifying accounts, which are subject to adjustments, as well as calculations and their probable market values.

- Adjustment of the companies' fixed assets through their respective market values on the basis of equity appraisals performed by Apsis.

- Adjustment of relevant intangible operating assets through their respective market values, on the basis of premises and appraisal criteria developed by Apsis.

- Application of the equity method of accounting to the net equities at market value of subsidiary and affiliated companies in order to calculate the value of investments.

- Calculation of the market value of the companies' net equity.



# 5. SADIA'S PROFILE

**Company's General Profile**

Sadia S.A. is one of the largest agro-industrial companies and producers of food in Latin America. Sadia S.A. ended 2008 with around 60,000 employees and in that year reached gross operating revenues of R$ 12.2 billion. Its export revenues this same year amounted to R$ 5.6 billion. Sadia is one of the largest companies in the sector of raising and slaughtering poultry, hogs, and turkey, producing frozen and chilled processed foods, as well as leading the segment of margarines. In the external market, it is one of the leaders in Brazilian exports of poultry.

Unidades Industriais
Sadia | Pernambuco
Vitória de Sto. Antão
Sadia | Distrito Federal
Brasília
Mato Grosso
Campo Verde
Lucas do Rio Verde
Várzea Grande
Sadia
Sadia | Goiás
Buriti Alegre
Sadia | Minas Gerais
Uberlândia
Sadia | Rio de Janeiro
Duque de Caxias
Paraná
Francisco Beltrão
Dois Vizinhos
Paránaguá
Ponta Grossa
Toledo
Sadia
Sadia | São Paulo
Tatuí
Sadia | Santa Catarina
Chapecó
Concórdia
Faxinal dos Guedes
Sadia | Rio Grande do Sul
Três Passos
Sta. Cruz do Sul

Source: Sadia

Sadia's operating structure includes 17 production plants and various sales offices and distribution centers spread throughout all of Brazil, as well as a factory in Russia and another one in Holland. The company also has sales offices abroad in Uruguay, England, Argentina, Chile, Germany, Russia, Turkey, the United Arab Emirates, Japan, China, and Panama.

The more than 680 products sold by Sadia in the internal market are found in 300,000 points of sales in Brazil and around 1,000 items are exported to more than 110 countries.



Overseas Offices
Sadia | England
Sadia | Russia
Sadia | Neatherlands
Sadia | Germany
Portugal | Sadia
Sadia | Austria
Sadia | Turkey
Sadia | Japan
Sadia | China
Sadia
United Arab Emirates
Sadia | Venezuela
Chile | Sadia
Sadia | Uruguay
Sadia | Argentina
Font: Sadia



Source: Sadia



**Distribuition Centers and Offices**



| | |
|---|---|
| **São Paulo** | **Maranhão** |
| Jundiaí | São Luís |
| Campinas | Imperatriz |
| São Paulo | |
| Araçatuba | **Alagoas** |
| Bauru | Maceió |
| Ribeirão Preto | |
| São José | **Amazonas** |
| Santos | Manaus |
| Guarulhos | |
| São Bernardo do Campo | **Amapá** |
| | Macapá |
| **Paraná** | |
| Curitiba | **Fortaleza** |
| Ponta Grossa | Ceará |
| Paranaguá | |
| Antonina | **Distrito Federal** |
| Cambé | Brasília |
| Cascavel | |
| Foz do Iguaçu | **Goiânia** |
| Pato Branco | Duque de Caxias |
| | Macaé |
| **Santa Catarina** | |
| Itajaí | **Mato Grosso do Sul** |
| Chapecó | Campo Grande |
| Concórdia | |
| Curitibanos | **Mato Grosso** |
| | Várzea Grande |
| **Rio de Janeiro** | |
| Duque de Caxias | **Pará** |
| Macaé | Belém |
| | |
| **Rio Grande do Sul** | **Pernambuco** |
| Pouso Alegre | Recife |
| | |
| **Minas Gerais** | **Piauí** |
| Belo Horizonte | Teresina |
| Uberlândia | |
| Juiz de Fora | **Rio Grande do Norte** |
| Pouso Alegre | Natal |
| Montes Claros | |
| Ipatinga | **Rondônia** |
| | Porto Velho |
| **Bahia** | |
| Salvador | **Roraima** |
| Vitória da Conquista | Boa Vista |
| | |
| **Espírito Santo** | **Portos** |
| Vitória | Paranaguá |
| | Antonina |
| | Itajaí |

Source: Sadia

According to its strategic plan, the company invested around R$ 1.8 billion in 2008. Of this total, R$ 650 million were spent in the segment of processed products, which had its production capacity increased by 33.5% in comparison with 2007. The poultry slaughtering capacity was expanded by around 24%, which called for investments of around R$ 674 million. One of the highlights for the year was another investment of R$ 334 million in the pork segment whose slaughtering capacity grew by almost 35%.

Sadia's capital is represented by 683 million shares of which 257 million are common shares and 426 million are preferred shares distributed among approximately 32,000 shareholders.

Short History of the Company

The history of Sadia S.A. begins in 1944 when Attílio Fontana, the founder, purchased Frigorífico Concórdia Ltda., which was a small wheat mill with capacity to process 6 metric tons a day and an unfinished hog slaughtering house located in the city of Concórdia, SC. At that point the company was called S.A. Indústria e Comércio Concórdia and latter on, in 1971, it took on the name of Sadia Concórdia S.A. Indústria e Comércio, at which time it went public.

Sadia S.A. has always kept food production as its business purpose. Its main raw material has been pork, chicken, beef, wheat, corn, and soybeans. Its activities make up a complete cycle: the supply of stock breeders and animals for slaughtering, farms for hog and poultry breeders, production of animal food, technical and veterinary assistance for the raw material supplier plants, meat packing plants for pork, chicken, turkey, and beef, production and sales to the internal and external market of processed meat and frozen and chilled processed foods, as well as pasta, margarines, and desserts.

Sadia optimized its expansion over its 60 years of operations, investing both in new activities and in new agribusiness frontiers, thus diversifying its portfolio in the vast array of products that the food segment offers.



## Corporate Structure



Sadia S.A
Sadia International Ltd 100.00%
Rezende Óleo Ltd 100.00%
BIG FOOD Ind. Produtos Alimentícios Ltd 100.00%
Rezende Marketing & Comunicações Ltd 99.91%
Sadias Overseas 100.00%
Sadia GmbH 100.00%
Concórdia Holding Financeira 100.00%
Sadia Uruguay S.A 100.00%
Sadia Chile S.A 60.00%
Sadia Alimentos S.A 99.90%
Concórdia Foods Ltd (*) 100.00%
Sadias UK Ltd 100.00%
Concórdia S.A. C.V.M.C.C. 99.99%
Rezende Marketing & Comunicações Ltd 0.09%
Wellax Food Logistics C.P.A.S.U. Ld 100.00%
Sadia Foods G.m.b.H 100.00%
Qualy B.V 100.00%
Sadia Japan 100.00%
Sadia Panamá S.A 100.00%
Investeast Ltd 60.00%
Concórdia Ltd 100.00%

Source: Sadia



## Capital Structure

Sadia's capital is represented by 683 million shares of which 257 million are common shares and 426 million are preferred shares distributed among approximately 32,000 shareholders.

| Shareholders Structure | | | | | | |
|---|---|---|---|---|---|---|
| Shareholders | ON | % | PN | % | Total | % |
| Old Participações Ltda (Shareholders´ Agreement) | 26,751,658 | 10.41% | - | 0.00% | 26,751,658 | 3.92% |
| Sunflower Participações S.A. (Shareholders´ Agreement) | 36,288,959 | 14.12% | - | 0.00% | 36,288,959 | 5.31% |
| Shareholders' Agreement´s Other Members | 83,564,147 | 32.52% | 13,124,570 | 3.08% | 96,688,717 | 14.16% |
| PREVI - Caixa de Prev. dos Func. do Banco do Brasil | 776,299 | 0.30% | 49,271,970 | 11.57% | 50,048,269 | 7.33% |
| Other Shareholders | 104,918,937 | 40.82% | 358,254,172 | 84.10% | 463,173,109 | 67.81% |
| Treasury Shares | 4,700,000 | 1.83% | 5,349,288 | 1.26% | 10,049,288 | 1.47% |
| Total | 257,000,000 | 100.00% | 426,000,000 | 100.00% | 683,000,000 | 100.00% |
| | ON | % | PN | % | TOTAL | % |
| Free float | 105,681,106 | 41.12% | 396,214,741 | 93.01% | 501,895,847 | 73.48% |
| Total | 257,000,000 | 100.00% | 426,000,000 | 100.00% | 683,000,000 | 100.00% |

Source: Sadia

## Operating and Financial Results

The most recent results presented by Sadia are for 1Q09. During this period the company's net operating revenue reached R$ 2.458 million in 1Q09, 8.1% higher YoY, influenced by the good sales performance especially in MI. EBITDA reached R$63 million, 76% lower YoY with a 2.5% margin, -8.8 p.p., due to the strong pressure from costs and expenses associated with production adjustments. The net result, therefore, was a loss of R$ 239 million influenced mostly by expenses resulting from excessive leveraging.

Below are the main consolidated indicators in 1Q09 in thousands of R$:

| | 1Q08 | 1Q09 | 1Q09/ 1Q08 |
|---|---|---|---|
| Gross Operating Revenue | 2,587,283 | 2,862,535 | 10.6% |
| Domestic Market | 1,387,507 | 1,702,361 | 22.7% |
| Export Market | 1,199,776 | 1,160,174 | -3.3% |
| Net Operating Revenue | 2,274,529 | 2,458,133 | 8.1% |
| Gross Profit | 538,296 | 386,237 | -28.2% |
| Gross Margin | 23.7% | 15.7% | |
| EBIT | 133,777 | (58,566) | 0.0% |
| EBIT Margin | 5.9% | -2.4% | |
| Net Income | 248,266 | (239,196) | |
| Net Margin | 10.9% | -9.7% | |
| EBITDA | 256,937 | 62,502 | -75.7% |
| EBITDA Margin | 11.3% | 2.5% | |
| Exports / Gross Revenue | 46.4% | 40.5% | |

Source: Sadia

The numbers related to sales in 1Q09 were as follows:

| Tons | 1Q08 | 1Q09 | 1Q09/ 1Q08 |
|---|---|---|---|
| Domestic Market | 255,222 | 281,592 | 10.3% |
| Processed Products | 214,128 | 231,069 | 7.9% |
| Poultry | 27,070 | 32,813 | 21.2% |
| Pork | 9,864 | 13,394 | 35.8% |
| Beef | 4,160 | 4,316 | 3.8% |
| Export Market | 277,929 | 248,718 | -10.5% |
| Processed Products | 28,973 | 24,015 | -17.1% |
| Poultry | 216,064 | 195,987 | -9.3% |
| Pork | 23,206 | 23,199 | 0.0% |
| Beef | 9,686 | 5,517 | -43.0% |
| Total | 533,151 | 530,310 | -0.5% |

Source: Sadia



| Tons | 1Q08 | 1Q09 | 1Q09/ 1Q08 |
|---|---|---|---|
| Domestic Market | 255,222 | 281,592 | 10.3% |
| Processed Products | 214,128 | 231,069 | 7.9% |
| Poultry | 27,070 | 32,813 | 21.2% |
| Pork | 9,864 | 13,394 | 35.8% |
| Beef | 4,160 | 4,316 | 3.8% |
| Export Market | 277,929 | 248,718 | -10.5% |
| Processed Products | 28,973 | 24,015 | -17.1% |
| Poultry | 216,064 | 195,987 | -9.3% |
| Pork | 23,206 | 23,199 | 0.0% |
| Beef | 9,686 | 5,517 | -43.0% |
| Total | 533,151 | 530,310 | -0.5% |

Source: Sadia

Sadia's indebtedness on March 31, 2009 is detailed in the following table:

| | ASSETS | LIABILITIES | NET DEBT |
|---|---|---|---|
| **SHORT TERM** | **2,428.6** | **5,668.5** | **3,239.9** |
| Local Currency | 818.8 | 1,797.5 | 978.7 |
| Foreign Currency | 1,609.8 | 3,871.0 | 2,261.2 |
| **LONG TERM** | **159.9** | **3,734.9** | **3,574.9** |
| Local Currency | 159.9 | 1,116.7 | 956.8 |
| Foreign Currency | 0.0 | 2,618.1 | 2,618.1 |
| **NET FINANCIAL INDEBTEDNESS** | **2,588.6** | **9,403.4** | **6,814.8** |

In millions of R$
Source: Sadia

The yearly comparison of Sadia's numbers is summarized below:

| Main Indicators | | | | | | |
|---|---|---|---|---|---|---|
| **R$ thousand** | **2003** | **2004** | **2005** | **2006** | **2007** | **2008** |
| Gross Operating Revenue | 5,855,435 | 7,316,546 | 8,327,999 | 7,940,480 | 9,909,973 | 12,191,896 |
| Domestic Market | 3,195,807 | 3,732,013 | 4,251,675 | 4,482,017 | 5,319,918 | 6,606,836 |
| Foreign Market | 2,659,628 | 3,584,533 | 4,076,324 | 3,458,463 | 4,590,055 | 5,585,060 |
| Net Operating Revenue | 5,292,124 | 6,307,473 | 7,318,438 | 6,876,701 | 8,708,141 | 10,728,642 |
| Gross Profit | 1,553,769 | 1,845,204 | 2,007,376 | 1,691,484 | 2,396,011 | 2,619,265 |
| Gross Margin | 29.40% | 29.30% | 27.40% | 24.60% | 27.52% | 24.41% |
| Earnings Before Interest and Income Tax - EBIT | 369,882 | 601,728 | 640,834 | 343,756 | 730,296 | 697,413 |
| EBIT Margin | 7.00% | 9.50% | 8.80% | 5.00% | 8.44% | 6.48% |
| Earnings Before Income Tax, Depreciation and Amortization- EBITDA | 648,737 | 842,557 | 895,527 | 658,437 | 1,172,439 | 1,164,222 |
| EBITDA Margin | 12.30% | 13.40% | 12.20% | 9.60% | 13.46% | 10.85% |
| Net Income | 446,763 | 438,736 | 657,339 | 376,588 | 768,348 | (2,484,834) |
| Net Margin | 8.40% | 6.90% | 9.00% | 5.50% | 8.82% | (23.16%) |
| Total Assets | 5,487,666 | 5,725,817 | 6,495,437 | 7,576,351 | 8,624,919 | 13,658,991 |
| Shareholders' Equity | 1,487,422 | 1,777,848 | 2,223,649 | 2,458,358 | 3,183,836 | 410,884 |
| Net Debt / Shareholders' Equity | 23.90% | 17.80% | 18.80% | 53.60% | 22.5% | 1448.5% |
| Net Debt / EBITDA | 0.5 | 0.4 | 0.5 | 2 | 0.6 | 5.8 |
| Investments | 110,22 | 246,444 | 865,992 | 1,055,378 | 1,100,000 | 1,815,000 |
| Shareholders' Gross Compensation | 150,454 | 148,31 | 201,359 | 118,92 | 207 | 97,638 |
| Number of Shares (million) | 683 | 683 | 683 | 683 | 683 | 683 |
| Earning per Share | 0.65 | 0.64 | 0.96 | 0.55 | 1.14 | (3.69) |
| Market Value | 2,718,340 | 4,084,340 | 4,507,802 | 4,890,282 | 6,911,960 | 2,561,250 |
| Employees | 34,4 | 40,6 | 45,381 | 47,49 | 52,422 | 60,58 |
| Net Income per Employee | 152 | 155 | 161 | 145 | 166 | 177 |
| Productivity per Employee (ton / year) | 52.2 | 50 | 48.9 | 49.3 | 40.8 | 38.4 |

Source: Sadia



| Operational Structure | 2007 | 2008 |
|---|---|---|
| Industrial Units | 14 | 19 |
| Customers - Domestic Market | 108 | 125 |
| Customers – Export Market | 645 | 628 |
| Chicken Slaughtering (million heads /year) | 726 | 813 |
| Turkey Slaughtering (million heads /year) | 26 | 28 |
| Hog Slaughtering (million heads /year) | 4 | 5 |
| Processed Products Production (thousand tons /year) | 878 | 992 |
| Chicken Production (thousand tons /year) | 1 | 1 |
| Turkey Production (thousand tons /year) | 186 | 218 |
| Pork Production (thousand tons /year) | 418 | 467 |
| Animal Feed Production (thousand tons /year) | 5 | 6 |
| Integrated Poultry Producers (thousand) | 6.3 | 6.9 |
| Integrated Hog Producers (thousand) | 3.4 | 3.2 |

Source: Sadia



# 6. PERDIGÃO'S PROFILE

Company's General Profile

Perdigão S.A. is one of the largest companies in Brazil in the food industry with a focus on the production and sales of poultry, pork, and beef products and derivatives, as well as milk, dairy products, and processed foods. It has a vertically integrated business that produces more than 2,500 items (SKUs), which are distributed to clients in Brazil and to more than 110 countries.

Its products currently include:

- ✓ Whole chickens and frozen chicken cuts

- ✓ Pork cuts and frozen beef cuts

- ✓ Processed foods such as whole chickens and marinated frozen chicken cuts, special poultry (sold under the brand Chester) and turkeys; processed meat products such as ham, bologna, sausages, frankfurters, bacon, and other smoked products and salami; frozen processed meat such as hamburgers, breaded meat, quibes, meatballs, and a vegetarian line; frozen dinners such as lasagnas, pizzas, and other frozen foods including vegetables, cheese bread, pies, and pastries; dairy products such as drinks, yogurts, soymilk, and soy drinks; margarines

- ✓ Milk
- ✓ Soybean hull meal and refined soybean meal, as well as animal food

Currently it is the second largest Brazilian exporter of poultry products based on volumes exported in 2008, according to ABEF, and is among the largest exporters in the world. It is a leader among the Brazilian exporters of pork products based on volumes exported in 2008, according to ABIPECS. As for beef cuts, it began its sales in this segment in December 2005.

Its distribution system of refrigerated and frozen products is made up of a complex and immense structure of 28 distribution centers and 19 exclusive outsourced distributors. This system made it possible for it to reach sales to more than 100,000 clients in Brazil, considering small, medium and large stores. As a result, it is capable of delivering to 98% of Brazil's population within 24 hours.

In the domestic market, which corresponds to 56% of Perdigão's total sales in 2008, it operates with the brands Perdigão, Chester®, Batavo, Elegê, Doriana, Becel (through a joint venture with Unilever) and Turma da Mônica (this is a licensed brand). The company also has well-known brands in markets abroad, which are responsible for 44% of total sales, such as Perdix used in most parts of its external markets, Fazenda in Russia, and Borella in Saudi Arábia. In August 2007 it purchased from Unilever the margarine brands Doriana, Delicata, and Claybom.

Currently the company employs more than 59,000 people and operates 42 industrial units in 11 states in Brazil. It also has three industrial plants in Europe and one in Argentina.



| Productive / Commercial Structure | |
|---|---|
| Industrial Units (meat) | 25 |
| Industrial Units (soybean) | 1 |
| Industrial Units (dairy products/desserts) | 15 |
| Incubatórios | 16 |
| Employees | 59,008 |
| Distribuition Centers | 28 |
| Outsourced Distributors | 19 |
| Sales Office Abroad | 20 |

| Distributors and Distribuition Centers | |
|---|---|
| Estate | Activities |
| AC | 1 distributors |
| AM | 1 distribution centers |
| BA | 2 distributors, 2 distribution centers |
| CE | 1 distribution centers |
| ES | 1 distribution centers |
| GO | 2 distribution centers |
| MA | 2 distributors |
| MG | 2 distribution centers, 1 distributors |
| MT | 1 distributors |
| PA | 1 distribution centers, 1 distributors |
| PB | 1 distributors |
| PE | 2 distribution centers |
| PR | 2 distribution centers, 2 distributors |
| RJ | 2 distribution centers, 3 distributors |
| RS | 5 distribution centers, 1 distributors |
| SC | 3 distribution centers |
| SP | 4 distribution centers, 1 distributors |

Source: Perdigão

| Industrial Units | | | |
|---|---|---|---|
| City | Estate | Nº of Units | Activities |
| Amparo * | SP | 1 | Dairy products |
| Barra Mansa * | RJ | 1 | Laticínios |
| Bom Conselho * | PE | 1 | Dairy products |
| Bom Conselho | PE | 1 | Industrial manufacturing - under construction |
| Bom Retiro do Sul | RS | 1 | Especialty meat manufacturing |
| Braço do Norte * | SC | 1 | Pork slaughtering |
| Capinzal | SC | 1 | Poultry slaughtering and processing |
| Carambeí | PR | 2 | Poultry slaughtering (including turkey) and pork, Poultry, turkey, pork and dairy products processing |
| Caxias do Sul * | RS | 1 | Pork slaughtering |
| Concórdia | SC | 1 | Poultry slaughtering |
| Dourados | MS | 1 | Poultry slaughtering |
| Herval D´Oeste | SC | 1 | Pork slaughtering and processing |
| Ijuí | RS | 1 | Dairy products |
| Itumbiara | GO | 1 | Dairy products |
| Ivoti | RS | 1 | Dairy products |
| Jataí | GO | 1 | Poultry slaughtering and processing |
| Lajes | SC | 1 | Pasta, pizza and cheese bread processing; beef processing |
| Lajeado | RS | 3 | Poultry and pork slaughtering and processing |
| Marau | RS | 3 | Poultry and pork slaughtering and processing |
| Mato Castelhano * | RS | 1 | Pork slaughtering |
| Mineiros | GO | 1 | Poultry (turkey and chester) and pork slaughtering and processing |
| Mirassol D´Oeste | MT | 1 | Beef slaughtering |
| Nova Mutum | MT | 1 | Poultry slaughtering and processing. |
| Pitanqui * | MG | 1 | Dairy products |
| Porto Alegre | RS | 1 | Poultry slaughtering |
| Ravena * | MG | 1 | Dairy products |
| Rio Verde | GO | 1 | Poultry and pork slaughtering, poultry, pork, pie and pasta processing |
| Salto Veloso | SC | 1 | Poultry, pork and beef processing |
| Santa Rosa | RS | 1 | Dairy products |
| São Gonçalo dos Campos | BA | 2 | Poultry slaughtering and processing |
| São Lourenço | RS | 1 | Dairy products |
| São Paulo * | SP | 1 | Dairy products |
| Serafina Corrêa | RS | 1 | Poultry slaughtering |
| Teutônia | RS | 1 | Dairy products |
| Três de Maio | RS | 1 | Dairy products |
| valinhos | SP | 1 | Magarines processing |
| Videira | SC | 2 | Poultry and pork slaughtering and processing, Soybean crushing |
| Videira * | SC | 1 | APoultry and pork slaughtering |

* production under demand

Source: Perdigão



Short History of the Company

The Company was founded by the families Brandalise and Ponzoni in 1934 under the name Ponzoni, Brandalise e Cia. in the state of Santa Catarina and was administrated by the Brandalise family until 1994. In 1940 the company expanded its activities that were of trade in general and concentrated on food and related products, including pork processing. During the 50s it began its poultry processing business and during the 70s it expanded the distribution of its products to include the export markets, beginning with Saudi Arabia. From 1980 to 1990 it expanded its export markets to include Japan in 1985 and Europe in 1990. It began a series of acquisitions in poultry and pork processing industries as well as investments in other industries.

From 1990 to 1993 the company suffered from substantial losses due to the increase in costs, little investments in developing new products, limited expansion capacity, and low investments in marketing. In September 1994 the company faced a liquidity crisis that resulted in the sale of the share control by the Brandalise family, which held 80.68% of the common shares and 65.54% of the preferred shares at the time, to the following pension funds:

- ✓ PREVI – Pension Fund of Banco do Brasil Employees
- ✓ SISTEL - Telebrás Foundation Pension Fund
- ✓ PETROS – Petrobras Foundation Pension Fund
- ✓ Pension fund for Petróleo Brasileiro S.A. – Petrobras employees
- ✓ Real Grandeza Foundation of Assistance and Pension Fund
- ✓ Pension fund for Furnas Centrais Elétricas S.A. - Furnas employees
- ✓ FAPES - Foundation of Assistance and Pension Fund from BNDES

- ✓ Pension fund for Banco Nacional de Desenvolvimento Econômico e Social – BNDES employees
- ✓ PREVI – BANERJ - Pension Fund for Banerj Employees
- ✓ VALIA – Vale do Rio Doce Foundation
- ✓ TELOS – Embratel Foundation Pension Fund



Perdigão's corporate structure is shown below:

## PERDIGÃO S.A



**PERDIGÃO EXPORT LTD.** [2]

**PERDIGÃO AGROINDUSTRIAL S.A.** — 99.0% → **PDF PARTICIPAÇÕES LTDA.**  1.0%

AVIPAL S.A. CONSTUTORS INCORP. [2]

AVIPAL S.A. ALIMENTOS

AVIPAL NORDESTE S.A.

AVIPAL CENTRO-OESTE S.A.

ESTAB. LEVINO ZACCARDI Y CIA. S.A.

PSA PARTICIPAÇÕES LTDA.  90.0% 10.0%

UP ALIMENTOS LTDA  50.0%

BATÁVIA S.A.

PERDIGÃO TRADING S.A. [2]

CROSSBAN HOLDING GMBH. [1]  99.9999994%

PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA.  0.0000006%

SINO DOS ALPE ALIMENTOS LTDA.  0.00000533% | 99.99999487%

PERDIGÃO UK LTD.

PERDIGÃO HOLLAND B.V.

PERDIX INTERNATIONAL FOODS COM. INTERNACIONAL LTDA.

PERDIGÃO FRANCE SARL

PERDIGÃO NIHON K.K.

PERDIGÃO ÁSIA PTE LTD.

ACHERON BETEILIGUNG-SVERWALTUNG GMBH [2]

PERDIGÃO INTERNATIONAL LTD.

BFF INTERNATIONAL LTD. [2]

HIGHLINE INTERNATIONAL [2]

PLUSFOOD GROEP B.V.

PLUSFOOD MAGYAROAZÁG KFT

PLUSFOOD B.V.

PLUSFOOD CONSTANTA SRL

PLUSFOOD FINANCE UK LTD

PLUSFOOD FRANCE SARL

PLUSFOOD IBERIA SL

PLUSFOOD ITALIA SRL [2]  67%

FRIBO FOODS LTD

PLUSFOOD UK LTD

(1) Holding and centralizing of investmentes abroad.
(2) Companies with no operating activities.
(3) Company constituted with the purpose of operate in the European market.

Source: Perdigão



## Corporate Structure

The table below indicates the number of common shares owned by Perdigão's shareholders on December 31, 2008.

| Shareholders | Shares | % |
|---|---|---|
| PREVI – Caixa Prev. Func. Bco Brasil* | 29,305,261 | 14,16 |
| PETROS – Fund. Petrobrás Seg. Soc.* | 24,924,263 | 12,04 |
| Fundo BIRD | 15,015,867 | 7,26 |
| WEG Participações e Serviços S.A. | 9,673,310 | 4,67 |
| Fund. Telebrás Seg. Social - SISTEL* | 8,284,932 | 4 |
| VALIA - Fund. Vale do Rio Doce* | 7,695,352 | 3,72 |
| FPRV 1 Sabiá F I Multimercado Previd.* | 2,286,562 | 1,1 |
| REAL GRANDEZA Fund. de A.P.A.S.* | 2,093,807 | 1,01 |
| Others | 107,678,749 | 52,03 |
| Total | 206,958,103 | 100 |

(*) shareholders who signed Voting Agreement for Shareholders Composition

Source: Perdigão

## Operating and Financial Results

The yearly comparison of Perdigão's numbers is summarized below:

| Income Statement - Consolidated | 2008 | 2007 |
|---|---|---|
| Gross Revenue (R$ million) | 13 | 8 |
| Mercado Interno (R$ million) | 8 | 5 |
| Exports (R$ million) | 5 | 3 |
| Net Revenues (R$ million) | 11 | 7 |
| Gross Profit (R$ million) | 3 | 2 |
| Gross Margin (%) | 24.2 | 28.2 |
| EBIT (R$ million) | 709 | 504 |
| Resultado Líquido (R$ million) | 54 | 321 |
| Resultado Líquido Ajustado (R$ million) | 155 | 335 |
| Adjusted Net Margin (%) | 1.4 | 5.1 |
| EBITDA (R$ million) | 1 | 803 |
| EBITDA Margin (%) | 10.2 | 12.1 |
| Investiments (R$ million) | 2 | 857 |
| Earnings per share (R$) | 0.26 | 1.73 |

Source: Perdigão



## 7.    GENERAL APPRAISAL CRITERIA

This report was prepared for the purpose of meeting the terms stated in article 264 of Law no. 6,404, on December 31, 1976 (Brazilian Corporate Law) so as to appraise the equities of all the companies directly involved in the acquisition process according to the same criteria and on the same dates at market prices.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE APPRAISAL

The audited Financial Statements used as the base for this report were prepared by the Company already with the adoption of full compliance to Law no. 11,638/07. The table below presents the general criteria defined for the appraisal of each account and/or group of accounts of the companies involved in the operation:

| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| GENERAL | Accounts with an amount less than R$ 500,000 were not analyzed and the book value was maintained, except for those consolidated in some specific group. | Market value same as book value. |
| Available Funds | Represented by:<br><br>• Cash and Banks<br><br>• Cash Equivalents– Short-term investments with original maturity within 90 days or less and readily convertible into cash. | Market value same as book value. |
| Financial Investments | Represented by investments in securities classified as follows: | Market value same as book value. |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
|  | • Held for trade<br><br>• Held to maturity<br><br>• Available for sale |  |
| Trade Accounts Receivable | Represented substantially by:<br><br>• Trade accounts receivable in national and foreign currency recorded by amount invoiced and no incidence of interest and net of allowance for doubtful accounts. | Market value same as book value. |
| Inventories | Represented substantially by:<br><br>• Finished products<br><br>• Products in progress<br><br>• Raw materials<br><br>• Animals in growth for slaughtering | Evaluated by the following criteria:<br><br>• Finished products – Sale amount net of taxes and selling expenses.<br><br>• Products in progress – Sale amount net of taxes, selling |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| | • Others<br><br>• Provision for losses | expenses, and packaging.<br><br>• Raw materials – Replacement price<br><br>• Animals in growth for slaughtering - Book value close to market value.<br><br>• Others - Book value. |
| Deferred and Recoverable Taxes | Represented by:<br><br>• Income Tax and Social Contribution, Deferred – Calculated based on temporary differences, fiscal losses, and negative base of the social contribution and recorded up to the limit of existence of a taxable income at a limit sufficient for total or partial use of taxes deferred.<br><br>• Tax credits – Made up by:<br><br>    ➢ ICMS | Market value same as book value. |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| | ➢ IRRF <br><br> ➢ IRPJ/CSIRPJ/CSPIS and COFINS <br><br> ➢ Import duty <br><br> ➢ IPI <br><br> ➢ Others | |
| Escrow Deposits | Represented by balances from escrow deposits related to contingencies with a POSSIBLE and REMOTE risk level of loss whose amounts are not accrued. <br><br> The escrow deposits linked to liability provisions for contingencies with a PROBABLE risk level are presented in a deductive form of such provisions. | Market value same as book value. |
| Dividends and Interest on Receivable Capital | Represented by the amount of dividends and interest on the capital to be received from subsidiaries. | Market value same as book value. |
| Prepaid Expenses | Represented substantially by: <br><br> • Insurance premiums <br><br> • Advertising and publicity | The balances were annulled. |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| | • IPTU<br><br>• Others | |
| Intercompany Receivables | Represented by receivable amounts for loan agreements with subsidiaries in the country and abroad. | Market value same as book value. |
| Investments in Subsidiaries | Assessed by the equity accounting method. | Book value maintained because there was no sign of relevant adjustment to market value. |
| Fiscal incentives and other Investments | Represented by investments in fiscal incentives and others. | Balances annulled. |
| Building and facilities | Represented by construction projects, hydraulic, and electric installations and utilities. | Market value calculated based on indicators related to the costs of the last budgeted and built projects, estimates, and surveys with suppliers. |
| Machines & Equipment | Represented by all the equipment in the process. | Market value calculated based on indicators (R$/kg/h) based on the costs of the last budgeted and built projects, estimates, surveys with suppliers. |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| Stock and Breeders | Represented by the stock and breeders during their period of growth and already in their production cycle.<br><br>During the period of approximately six months of the growth period the costs with labor, feed, and medication are allocated. After this period the stock and breeders undergo their production period when they are depreciated during their production cycle based on the estimated number of eggs and offspring during approximately 15 months for poultry and 30 months for hogs. | Maintained by book value because it is close to market value. |
| Land | Represented for the most part by various pieces of land on which the plants are located, both in rural and urban areas. | Considering the geography and the characteristics of the areas where the main pieces of land are located and its low representation in the context of the operations, the book value was maintained. |
| Others | Assets considered of little relevance for the business with depreciation terms adequate for the useful life of the category. | Market value same as book value. |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| Intangible Assets | Represented mostly by:<br><br>• Goodwill – Calculated at the time of acquiring share control of subsidiaries and merged companies, founded on the expectation of future profitability, amortized up to December 31, 2008 and submitted to the recoverability test beginning January 1, 2009.<br><br>• Data Processing Systems<br><br>• Intellectual Property (Trademark, brands, patents) | • Goodwill – The amount related to goodwill calculated on the subsidiaries was annulled due to the adjustments to market value of the items incorporated such as brands, patents, and operating assets.<br><br>• Data Processing Systems - Market value same as book value.<br><br>• Intellectual Property (Trademark, brands, patents): Market Value |
| Deferred Assets | Represented mostly by pre-operating expenses. | The balances were annulled. |
| Loans, Debentures, and Derivative Financial Instruments with associated companies. | Represented by national and foreign loans, debentures, and other financial liabilities. | Book value maintained because there was no sign of relevant adjustment to market value. |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| Suppliers | Represented by balances to be paid to suppliers whose payment terms are short. | Book value maintained. |
| Taxes, Fees, Contributions, and Taxes Deferred. | Represented by various taxes to be paid or deferred. | Adjusted by IR/CS levied on market adjustments subject to this type of tax. |
| Personnel, Social Charges, Benefits, accrued holiday and Christmas bonus pay. | Represented mostly by reserves on payroll and social charges. | Book value maintained. |
| Dividends | Represented by dividends payable. | Book value maintained. |
| Advances from Customers | Represented by advances from customers for future delivery. | Book value maintained. |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| Reserve for Contingencies | Represented by the balance of the reserves for contingencies whose risks are classified as PROBABLE, net of escrow deposits, made by legal demand or as a precautionary measure.<br><br>In the appraisal of the Companies, no provisions are made for the contingencies classified by chances of occurrence of its liabilities with a risk level of POSSIBLE or REMOTE, though in some cases similar issues can fall into different risk classification. This fact is justified by the legal status and peculiar standing of each process, however, in some situations, escrow deposits are made due to legal requirements or as a precautionary measure. | Book value maintained because there was no sign of relevant adjustment to market value. |
| Provision for Pension Funds and other Benefits | Represented mostly by the Company's and its subsidiaries' support of complementary pension plan benefits related to retirement for employees and beneficiaries and for these in some cases it also includes health insurance. | Market value same as book value using as a base the appraisal from independent actuaries. |
| Other Accounts Payable | Represented by various accounts payable. | Book value maintained. |



| GROUP OF ACCOUNTS | PREMISES | APPRAISAL CRITERION |
|---|---|---|
| Shareholder's Equity | • Treasury Stock – From programs approved by the Board of Directors for repurchase of self-issued preferred and common shares to be kept in treasury or cancelled or for disposition at a later time.<br><br>• Market Adjustments – Result of appraisal of the Assets, Rights, and Obligations, appraised by the market, net of the effects of taxes. | Treasury stock – Market value calculated based on Stock Exchange price on base date. |



# 8. APPRAISAL OF SADIA'S SHAREHOLDERS' EQUITY AT MARKET VALUE

Sadia's operational activities are concentrated in the company itself. This report adopted the assets approach for appraising SADIA's Shareholders' Equity at market value. In this approach we appraised the relevant assets and liabilities in order to reflect its fair market value according to the criteria stated in Chapter 7.

## RELEVANT ASSETS

SADIA is a company that presents a dual function in the Group's structure: (i) the holding company for operating investments, (ii) operating company, owner of the main tangible and intangible operating assets.

For us to arrive at the amount of SADIA's Shareholders Equity at market value, it is thus necessary to carry out appraisals of its relevant operating assets.

## PROPERTY, PLANT, AND EQUIPMENT

The assets that make up the fixed assets related to the accounts of building & facilities, machinery and equipment are of greatest relevance in the group of SADIA's operating assets. The land is an asset of secondary importance and of low representation in the total market value. The appraisal of these assets may be found in Attachment 2 of this report and is summarized in the table below:

*Amounts in thousands of R$*

| | |
|---|---:|
| Property, plant and equipament | 5,324,719 |
| - Work in Progress | 726,491 |
| - Land | 119,505 |
| - Constructions and Improviments | 2,607,075 |
| - Machine and Equipament | 1,613,457 |
| - Vehicle e Aircrafts | 2,248 |
| - Squads and Matrices | 207,803 |
| - Forestation and Reforestation | 43,706 |
| - Accounts Payable in Advance | 4,389 |
| - Others | 45 |



# INTANGIBLE ASSETS

In order to appraise SADIA's registered trademarks, a derivation of the approach for valuing income from brands was chosen as the methodology to do so that is recommended when the industry has the common practice of paying royalties. This approach is known as relief-from-royalty approach, Valuation of Intellectual Property and Intangible Assets (Smith, Parr) and has as its base the growth of cash flow after taxes derived from the fact that the company does not need to pay royalties to third parties for using a certain brand. The brand's fair market value can then be attributed to the cash flow generated by these savings, bringing to present value by a discount rate that represents the associated risk. Since brands do not have a measurable life, perpetuity is also added to the cash flow.

## ESTIMATES

Based on the Cash Flow of the savings generated by not paying royalties for each brand it owns, forecasted into the next 10 years, and the residual value of this flow from then on (considering no growth rate in the perpetuity), we discounted these amounts at present value using a discount rate of 11.9% p.a.

## FINAL AMOUNT REACHED

Based on the studies presented carried out by APSIS on the base date of March 31, 2009, the appraisers reach the following market values for the SADIA brands for purposes of buying and selling.

| TOTAL VALUE OF SADIA'S BRANDS (R$ thousands) | | |
|---|---|---|
| perpetuity growth rate | | 0.0% |
| discount rate (p.a.) | | 11.9% |
| Sadia | R$ | 895,126 |
| Qualy | R$ | 66,386 |
| Rezende | R$ | 85,867 |
| Outros | R$ | 128,851 |
| TOTAL VALUE OF SADIA'S BRANDS | R$ | 1,176,230 |



## APPRAISAL OF OTHER SADIA INVESTMENTS

Sadia's other investments were considered by the respective book value, whether by the small relevance or by the make-up of its assets (cash or cash equivalents).

## APPRAISAL OF OTHER ASSETS AND LIABILITIES

For SADIA's other assets and liabilities, the criteria stated in Chapter 8 were adopted, as demonstrated on the calculation spreadsheets of attachment 1.



# SADIA'S SHAREHOLDERS' EQUITY AT MARKET VALUE

The table below presents SADIA's Shareholders' Equity at Market Value on the base date with the respective adjustments on the main accounts:

| SADIA S.A. | FINANCIAL STATEMENT | | |
|---|---|---|---|
| BALANCE SHEET (THOUSANDS REAIS) | BALANCE IN 31/03/2009 | MARKET ADJUSTMENTS | ADJUSTED BALANCE |
| CURRENT ASSETS | 3,557,592 | 119,115 | 3,676,707 |
| Availabilities | 712,159 | - | 712,159 |
| - Cash and Cash Equivalents | 116,453 | - | 116,453 |
| - Aplicatins in Negociable Bonds | 169,424 | - | 169,424 |
| - Aplication in Saleable Bonds | 426,282 | - | 426,282 |
| Accounts Receivable | 757,286 | - | 757,286 |
| Inventories | 1,546,283 | 148,724 | 1,695,007 |
| Future Contracts Receivable | 7,718 | - | 7,718 |
| Taxes to Compensate | 382,997 | - | 382,997 |
| Deferred Taxes | 63,400 | - | 63,400 |
| Expenses payed in advance | 39,471 | (29,609) | 9,862 |
| Others | 48,279 | - | 48,279 |
| LONG TERM ASSETS | 3,584,896 | - | 3,584,896 |
| Aplication in Saleable Bonds | 159,945 | - | 159,945 |
| Taxes to Compensate | 253,336 | - | 253,336 |
| Deferred Taxes | 901,799 | - | 901,799 |
| Judicial Deposits | 38,615 | - | 38,615 |
| Accounts Payable in advance | 68,818 | - | 68,818 |
| other Credits | 72,277 | - | 72,277 |
| Relate Party Credits | 2,090,106 | - | 2,090,106 |
| FIXED ASSETS | 4,658,040 | 2,474,695 | 7,132,736 |
| Investments | 497,715 | (57) | 497,658 |
| Property, plant and equipament | 3,946,341 | 1,378,377 | 5,324,719 |
| - Work in Progress | 726,491 | - | 726,491 |
| - Land | 119,505 | - | 119,505 |
| - Constructions and Improviments | 1,635,256 | 971,819 | 2,607,075 |
| - Machine and Equipament | 1,206,899 | 406,558 | 1,613,457 |
| - Vehicle e Aircrafts | 2,248 | - | 2,248 |
| - Squads and Matrices | 207,803 | - | 207,803 |
| - Forestation and Reforestation | 43,706 | - | 43,706 |
| - Accounts Payable in Advance | 4,389 | - | 4,389 |
| - Others | 45 | - | 45 |
| Intangibles | 134,139 | 1,176,219 | 1,310,359 |
| - Goodwill | 75,512 | - | 75,512 |
| - Data processing Sistem | 58,616 | - | 58,616 |
| - Brands and Patents | 10 | 1,176,219 | 1,176,230 |
| - Other Intangibles | - | - | - |
| Deferred | 79,844 | (79,844) | 0 |
| TOTAL ASSETS | 11,800,528 | 2,593,810 | 14,394,339 |

| SADIA S.A. | FINANCIAL STATEMENT | | |
|---|---|---|---|
| BALANCE SHEET (THOUSANDS REAIS) | BALANCE IN 31/03/2009 | MARKET ADJUSTMENTS | ADJUSTED BALANCE |
| TOTAL ASSETS | 11,800,528 | 2,593,810 | 14,394,339 |
| CURRENT LIABILITIES | 6,409,979 | - | 6,409,979 |
| Short Term Debt | 4,079,420 | - | 4,079,420 |
| Accounts Payable | 848,801 | - | 848,801 |
| Taxes and Contributions | 36,776 | - | 36,776 |
| Dividends Payble | 832 | - | 832 |
| Accrued Vocation Paid and 13° Salary | 120,043 | - | 120,043 |
| Related Party transactions | 1,108,206 | - | 1,108,206 |
| Personnel, Social Benefits and Charges | 29,432 | - | 29,432 |
| Future Contracts Payable | 9,355 | - | 9,355 |
| Deferred Taxes | 13,861 | - | 13,861 |
| Others | 163,254 | - | 163,254 |
| LONG TERM | 5,342,468 | 462,297 | 5,804,765 |
| Long Term Debt | 1,554,006 | - | 1,554,006 |
| Employee Benefits Plan | 122,795 | - | 122,795 |
| Provision for Contingencies | 53,818 | - | 53,818 |
| Stock Option Plan | 5,311 | - | 5,311 |
| Related Party transactions | 3,416,772 | - | 3,416,772 |
| Deferred Taxes | 97,212 | 462,297 | 559,508 |
| Others | 92,554 | - | 92,554 |
| EQUITY | 48,081 | 2,131,514 | 2,179,595 |
| Share Capital | 2,000,000 | - | 2,000,000 |
| Profit Reserves: | (97,064) | 57,895 | (39,169) |
| - Stocks | (97,064) | 57,895 | (39,169) |
| Equity Adjustments | (91,984) | - | (91,984) |
| Accumulated Profit and Loss | (1,762,871) | - | (1,762,871) |
| Market Adjustments | - | 2,073,619 | 2,073,619 |
| TOTAL LIABILITIES | 11,800,528 | 2,593,810 | 14,394,338 |



## VALUE OF SADIA'S SHARES ON BASE DATE

| 672,951,000 shares | VALUE PER SHARE |
|---|---|
| Net book value | R$ 0.071448 |
| Adjustment per share | R$ 3.167413 |
| Book value adjusted to market | R$ 3.238861 |



# 9.    APPRAISAL OF PERDIGÃO'S SHAREHOLDERS' EQUITY AT MARKET VALUE

PERDIGÃO's operational activities are concentrated in the company itself. This report adopted the assets approach for appraising the Shareholders' Equity at PERDIGÃO's market value. In this approach we appraised the relevant assets and liabilities in order to reflect its fair market value according to the criteria stated in Chapter 7.

## RELEVANT ASSETS

PERDIGÃO is a company that presents a dual function in the Group's structure: (i) the holding company for operating investments, (ii) operating company, owner of the main tangible and intangible operating assets.

For us to arrive at the amount of the PERDIGÃO's Shareholders Equity at market value, it thus is necessary to carry out appraisals of its relevant operating assets.

## PROPERTY, PLANT, AND EQUIPMENT

The assets that make up the fixed assets related to the accounts of building & facilities, machines, and equipment are of greatest relevance in the group of PERDIGÃO's operating assets. The land is an asset of secondary importance and of low representation in the total market value. The appraisal of these assets may be found in Attachment 2 of this report and is summarized in the table below:

*Amounts in thousands of R$*

| | |
|---|---:|
| Property, plant and equipament | 4,404,725 |
| - Work in Progress | 287,355 |
| - Land | 160,785 |
| - Construction and Improvements | 2,292,683 |
| - Machine and Equipment | 1,406,549 |
| - Squads and Matrices | 154,324 |
| - Forestation and reforestation | 54,015 |
| - Accounts Payable in Advance | 16,659 |
| - Other | 32,356 |



# INTANGIBLE ASSETS

In order to appraise PERDIGÃO's registered trademarks, a derivation of the approach for valuing income from brands was chosen as the methodology to do so that is recommended when the industry has the common practice of paying royalties. This approach is known as relief-from-royalty approach, Valuation of Intellectual Property and Intangible Assets (Smith, Parr) and has as its base the growth of cash flow after taxes derived from the fact that the company does not need to pay royalties to third parties for using a certain brand. The brand's fair market value can then be attributed to the cash flow generated by these economies, bringing to present value by a discount rate that represents the associated risk. Since brands do not have a measurable life, perpetuity is also added to the cash flow.

## ESTIMATES

Based on the Cash Flow of the savings generated by not paying royalties for each brand it owns, forecasted into the next 10 years, and the residual value of this flow from then on (considering no growth rate in the perpetuity), we discounted these amounts at present value using a discount rate of 11.1% p.a.

## FINAL AMOUNT REACHED

Based on the studies presented carried out by APSIS on the base date of March 31, 2009, the appraisers reach the following market values for the PERDIGÃO brands for purposes of buying and selling:

| TOTAL VALUE OF PERDIGÃO'S BRANDS (R$ thousands) | | |
|---|---|---|
| perpetuity growth rate | | 0.0% |
| discount rate (p.a.) | | 11.1% |
| Perdigão | R$ | 412,818 |
| Batavo | R$ | 128,757 |
| Perdix | R$ | 578,741 |
| Elegê | R$ | 181,852 |
| Others | R$ | 25,220 |
| TOTAL VALUE OF PERDIGÃO'S BRANDS | R$ | 1,327,388 |



## APPRAISAL OF OTHER PERDIGÃO INVESTMENTS

Perdigão's other investments were considered by the respective book value, whether by the small relevance or by the make-up of its assets (cash or cash equivalents).

## APPRAISAL OF OTHER ASSETS AND LIABILITIES

For PERDIGÃO's other assets and liabilities, the criteria stated in Chapter 8 were adopted, as demonstrated on the calculation spreadsheets of attachment 1.



## PERDIGÃO'S SHAREHOLDERS' EQUITY AT MARKET VALUE

The table below presents PERDIGÃO's Shareholders' Equity at Market Value on the base date with the respective adjustments on the main accounts:

| PERDIGÃO S.A. | FINANCIAL STATEMENTS | | |
|---|---|---|---|
| **BALANCE SHEET (REAIS MIL)** | **BALANCE IN 31/03/2009** | **MARKET ADJUSTMENTS** | **ADJUSTED BALANCE** |
| **CURRENT ASSETS** | **4,234,563** | **51,622** | **4,286,185** |
| Availability | **122,109** | **-** | **122,109** |
| - Cash and Cash Equivalents | 122,109 | - | 122,109 |
| Financial Applications | 627,112 | - | 627,112 |
| Accounts Receivable | 1,407,065 | - | 1,407,065 |
| Inventories | 1,331,243 | 91,529 | 1,422,772 |
| Receivable Bonds | 45,995 | - | 45,995 |
| Dividends and Interest over Capital | 26 | - | 26 |
| Taxes to Compensate | 479,749 | - | 479,749 |
| Deferred Taxes | 2,500 | - | 2,500 |
| Expenses paid in Advance | 39,907 | (39,907) | - |
| Other | 178,857 | - | 178,857 |
| **LONG TERM ASSETS** | **546,253** | **(1,172)** | **545,081** |
| Accounts Receivable | 9,811 | | 9,811 |
| Receivable Bonds | 55,884 | - | 55,884 |
| Taxes to Compensate | 138,765 | - | 138,765 |
| Deferred Taxes | 289,274 | - | 289,274 |
| Judicial Deposits | 24,474 | - | 24,474 |
| Expenses paid in Advance | 1,172 | (1,172) | - |
| Other Crédits | 26,873 | - | 26,873 |
| **FIXED ASSETS** | **5,661,646** | **1,276,253** | **6,937,899** |
| **Investments** | **1,206,806** | **(1,020)** | **1,205,786** |
| **Property, plant and equipament** | **2,775,184** | **1,629,541** | **4,404,725** |
| - Work in Progress | 287,355 | - | 287,355 |
| - Land | 160,785 | - | 160,785 |
| - Construction and Improvements | 1,041,906 | 1,250,777 | 2,292,683 |
| - Machine and Equipment | 1,027,784 | 378,765 | 1,406,549 |
| - Squads and Matrices | 154,324 | - | 154,324 |
| - Forestation and reforestation | 54,015 | - | 54,015 |
| - Accounts Payable in Advance | 16,659 | - | 16,659 |
| - Other | 32,356 | - | 32,356 |
| **Intangible** | **1,520,488** | **(193,100)** | **1,327,388** |
| - Goodwill | 1,520,488 | (1,520,488) | - |
| - Data Processing System | - | - | - |
| - Brands and Patents | - | 1,327,388 | 1,327,388 |
| - Other Intangible | - | - | - |
| **Deferred** | **159,168** | **(159,168)** | **-** |
| **TOTAL ASSETS** | **10,442,462** | **1,326,703** | **11,769,165** |

| PERDIGÃO S.A. | FINANCIAL STATEMENTS | | |
|---|---|---|---|
| **BALANCE SHEET (REAIS MIL)** | **BALANCE IN 31/03/2009** | **MARKET ADJUSTMENTS** | **ADJUSTED BALANCE** |
| **TOTAL ASSETS** | **10,442,462** | **1,326,703** | **11,769,165** |
| **CURRENT LIABILITIES** | **3,192,848** | **-** | **3,192,848** |
| Loans and Financing | 1,757,821 | - | 1,757,821 |
| Accounts Payable | 908,772 | - | 908,772 |
| Taxes and Contributions | 29,974 | - | 29,974 |
| Dividends Payable | 407 | - | 407 |
| Accounts Payable in Advance | 279,786 | - | 279,786 |
| Related Party Debt | 2,062 | - | 2,062 |
| Social Benefits, Personnel and Charges | 171,240 | - | 171,240 |
| Other Obligations | 42,786 | - | 42,786 |
| **LONG TERM LIABILITIES** | **3,358,685** | **(233)** | **3,358,452** |
| Loans and Financing | 3,107,585 | - | 3,107,585 |
| Accounts Payable | 5,206 | - | 5,206 |
| Taxes and Contributions | 10,395 | (233) | 10,162 |
| Provision of Contingencies | 184,816 | - | 184,816 |
| Deferred Taxes | 44,991 | - | 44,991 |
| Other Obligations | 5,692 | - | 5,692 |
| **EQUITY** | **3,890,929** | **1,326,936** | **5,217,865** |
| Capital | 3,445,043 | - | 3,445,043 |
| Income Reserves | 731,527 | - | 731,527 |
| Equity Adjustments | (43,688) | - | (43,688) |
| Stocks | (815) | - | (815) |
| Accumulated Loss | (241,138) | | (241,138) |
| Market Adjustments | - | 1,326,936 | 1,326,936 |
| **TOTAL LIABILITIES AND EQUITY** | **10,442,462** | **1,326,703** | **11,769,165** |



# VALUE OF PERDIGÃO'S SHARES ON BASE DATE

| 206,527,618 shares | VALUE PER SHARE |
|---|---|
| Net book value | R$ 18.839751 |
| Adjustment per share | R$ 6.4249795 |
| Book value adjusted to market | R$ 25.264731 |

APSIS CONSULTORIA
REPORT RJ-0187/09



## 10. CONCLUSION

In light of the exams carried out on the documentation mentioned previously and using as a basis other APSIS studies, the experts have reached the following amount per share of SADIA and PERDIGÃO, appraised by the amounts of the Shareholders' Equity at Market Value appraised by the assets approach on March 31, 2009:

| |
|---|
| **SADIA: R$ 3.238861 per ON or PN share** |
| **PERDIGÃO: R$ 25.264731 per ON share** |

This brings Report RJ-0187/09-03 to a close, which is composed of 45 (forty-five) typewritten sheets on one side and 5 (five) attachments and extracted on 3 (three) original copies. APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in asset appraisal, legally represented below by its directors, may be contacted if for any reason there seems to be clarifications that may be necessary.

Rio de Janeiro – June 30, 2009



ANA CRISTINA FRANÇA DE SOUZA
Managing Parnter



LUIZ PAULO CÉSAR SILVEIRA
Director

WASHINGTON FERREIRA BRAGA
CRC-RJ-024.100-6 / CVM 6734



## 11.   LIST OF ATTACHMENTS

1. APPRAISAL CALCULATIONS

2. EQUIPMENT APPRAISAL

3. APPRAISAL OF INTANGIBLE ASSETS

4. SUPPORT DOCUMENTATION

5. GLOSSARY AND APSIS PROFILE

SÃO PAULO – SP
Av. Vereador José Diniz, 3.300, Cj. 808
Work Center 4, CEP: 04604-006
Tel.: + 55 11 2626.0510 Fax: + 55 11 2626.0510

RIO DE JANEIRO – RJ
Rua São José, 90, grupo 1802
Centro, CEP: 20010-020
Tel.: + 55 21 2212.6850  Fax: + 55 21 2212.6851



# ATTACHMENT 1

| PERDIGÃO S.A. | FINANCIAL STATEMENTS | | |
|---|---|---|---|
| BALANCE SHEET (REAIS MIL) | BALANCE IN 31/03/2009 | MARKET ADJUSTMENTS | ADJUSTED BALANCE |
| CURRENT ASSETS | 4,234,563 | 51,622 | 4,286,185 |
| Availability | 122,109 | - | 122,109 |
| - Cash and Cash Equivalents | 122,109 | - | 122,109 |
| Financial Applications | 627,112 | - | 627,112 |
| Accounts Receivable | 1,407,065 | - | 1,407,065 |
| Inventories | 1,331,243 | 91,529 | 1,422,772 |
| Receivable Bonds | 45,995 | - | 45,995 |
| Dividends and Interest over Capital | 26 | - | 26 |
| Taxes to Compensate | 479,749 | - | 479,749 |
| Deferred Taxes | 2,500 | - | 2,500 |
| Expenses paid in Advance | 39,907 | (39,907) | - |
| Other | 178,857 | - | 178,857 |
| LONG TERM ASSETS | 546,253 | (1,172) | 545,081 |
| Accounts Receivable | 9,811 | | 9,811 |
| Receivable Bonds | 55,884 | - | 55,884 |
| Taxes to Compensate | 138,765 | - | 138,765 |
| Deferred Taxes | 289,274 | - | 289,274 |
| Judicial Deposits | 24,474 | - | 24,474 |
| Expenses paid in Advance | 1,172 | (1,172) | - |
| Other Crédits | 26,873 | - | 26,873 |
| FIXED ASSETS | 5,661,646 | 1,276,253 | 6,937,899 |
| Investments | 1,206,806 | (1,020) | 1,205,786 |
| Property, plant and equipament | 2,775,184 | 1,629,541 | 4,404,725 |
| - Work in Progress | 287,355 | - | 287,355 |
| - Land | 160,785 | - | 160,785 |
| - Construction and Improvements | 1,041,906 | 1,250,777 | 2,292,683 |
| - Machine and Equipment | 1,027,784 | 378,765 | 1,406,549 |
| - Squads and Matrices | 154,324 | - | 154,324 |
| - Forestation and reforestation | 54,015 | - | 54,015 |
| - Accounts Payable in Advance | 16,659 | - | 16,659 |
| - Other | 32,356 | - | 32,356 |
| Intangible | 1,520,488 | (193,100) | 1,327,388 |
| - Goodwill | 1,520,488 | (1,520,488) | - |
| - Data Processing System | - | - | - |
| - Brands and Patents | - | 1,327,388 | 1,327,388 |
| - Other Intangible | - | - | - |
| Deferred | 159,168 | (159,168) | - |
| TOTAL ASSETS | 10,442,462 | 1,326,703 | 11,769,165 |

| PERDIGÃO S.A. | FINANCIAL STATEMENTS | | |
|---|---|---|---|
| BALANCE SHEET (REAIS MIL) | BALANCE IN 31/03/2009 | MARKET ADJUSTMENTS | ADJUSTED BALANCE |
| **CURRENT LIABILITIES** | **3,192,848** | **-** | **3,192,848** |
| Loans and Financing | 1,757,821 | - | 1,757,821 |
| Accounts Payable | 908,772 | - | 908,772 |
| Taxes and Contributions | 29,974 | - | 29,974 |
| Dividends Payable | 407 | - | 407 |
| Accounts Payable in Advance | 279,786 | - | 279,786 |
| Related Party Debt | 2,062 | - | 2,062 |
| Social Benefits, Personnel and Charges | 171,240 | - | 171,240 |
| Other Obligations | 42,786 | - | 42,786 |
| **LONG TERM LIABILITIES** | **3,358,685** | **(233)** | **3,358,452** |
| Loans and Financing | 3,107,585 | - | 3,107,585 |
| Accounts Payable | 5,206 | - | 5,206 |
| Taxes and Contributions | 10,395 | (233) | 10,162 |
| Provision of Contingencies | 184,816 | - | 184,816 |
| Deferred Taxes | 44,991 | - | 44,991 |
| Other Obligations | 5,692 | - | 5,692 |
| **EQUITY** | **3,890,929** | **1,326,936** | **5,217,865** |
| Capital | 3,445,043 | - | 3,445,043 |
| Income Reserves | 731,527 | - | 731,527 |
| Equity Adjustments | (43,688) | **-** | (43,688) |
| Stocks | (815) | - | (815) |
| Accumulated Loss | (241,138) | | (241,138) |
| Market Adjustments | - | 1,326,936 | 1,326,936 |
| **TOTAL LIABILITIES AND EQUITY** | **10,442,462** | **1,326,703** | **11,769,165** |

| SADIA S.A. | FINANCIAL STATEMENT | | |
|---|---|---|---|
| BALANCE SHEET (THOUSANDS REAIS) | BALANCE IN 31/03/2009 | MARKET ADJUSTMENTS | ADJUSTED BALANCE |
| CURRENT ASSETS | 3,557,592 | 119,115 | 3,676,707 |
| Availabilities | 712,159 | - | 712,159 |
| - Cash and Cash Equivalents | 116,453 | - | 116,453 |
| - Aplicatins in Negociable Bonds | 169,424 | - | 169,424 |
| - Aplication in Saleable Bonds | 426,282 | - | 426,282 |
| Accounts Receivable | 757,286 | - | 757,286 |
| Inventories | 1,546,283 | 148,724 | 1,695,007 |
| Future Contracts Receivable | 7,718 | - | 7,718 |
| Taxes to Compensate | 382,997 | - | 382,997 |
| Deferred Taxes | 63,400 | - | 63,400 |
| Expenses payed in advance | 39,471 | (29,609) | 9,862 |
| Others | 48,279 | - | 48,279 |
| LONG TERM ASSETS | 3,584,896 | - | 3,584,896 |
| Aplication in Saleable Bonds | 159,945 | - | 159,945 |
| Taxes to Compensate | 253,336 | - | 253,336 |
| Deferred Taxes | 901,799 | - | 901,799 |
| Judicial Deposits | 38,615 | - | 38,615 |
| Accounts Payable in advance | 68,818 | - | 68,818 |
| other Credits | 72,277 | - | 72,277 |
| Relate Party Credits | 2,090,106 | - | 2,090,106 |
| FIXED ASSETS | 4,658,040 | 2,474,695 | 7,132,736 |
| Investments | 497,715 | (57) | 497,658 |
| - Shareholders Participation: | 497,658 | - | 497,658 |
| - Big Foods Ind. De Prod. Alimentícios Ltda.   100.0000% | 43,342 | - | 43,342 |
| - Sadia Internacional Ltd.   100.0000% | 123,327 | - | 123,327 |
| - Braumhardt Comércio e Participações Ltda.   73.9400% | 927 | - | 927 |
| - Excelior Alimentos S.A.   46.0100% | 3,549 | - | 3,549 |
| - K & S Alimentos S.A.   49.0000% | 12,780 | - | 12,780 |
| - Sadia Industrial Ltda.   100.0000% | 355 | - | 355 |
| - Resende Marketing e Comunicações Ltda.   99.9100% | - | - | - |
| - Sadia Overseas Ltd.   100.0000% | - | - | - |
| - Concórdia Holding Financeira S.A.   100.0000% | 81,480 | - | 81,480 |
| - Sadia GmbH   100.0000% | 231,898 | - | 231,898 |
| Other Investments | 57 | (57) | 0 |
| Property, plant and equipament | 3,946,341 | 1,378,377 | 5,324,719 |
| - Work in Progress | 726,491 | - | 726,491 |
| - Land | 119,505 | - | 119,505 |
| - Constructions and Improviments | 1,635,256 | 971,819 | 2,607,075 |
| - Machine and Equipament | 1,206,899 | 406,558 | 1,613,457 |
| - Vehicle e Aircrafts | 2,248 | - | 2,248 |
| - Squads and Matrices | 207,803 | - | 207,803 |
| - Forestation and Reforestation | 43,706 | - | 43,706 |
| - Accounts Payable in Advance | 4,389 | - | 4,389 |
| - Others | 45 | - | 45 |
| Intangibles | 134,139 | 1,176,219 | 1,310,359 |
| - Goodwill | 75,512 | - | 75,512 |
| - Data processing Sistem | 58,616 | - | 58,616 |
| - Brands and Patents | 10 | 1,176,219 | 1,176,230 |
| - Other Intangibles | - | - | - |
| Deferred | 79,844 | (79,844) | 0 |
| TOTAL ASSETS | 11,800,528 | 2,593,810 | 14,394,339 |

| SADIA S.A. | FINANCIAL STATEMENT | | |
|---|---|---|---|
| BALANCE SHEET (THOUSANDS REAIS) | BALANCE IN 31/03/2009 | MARKET ADJUSTMENTS | ADJUSTED BALANCE |
| **CURRENT LIABILITIES** | **6,409,979** | **-** | **6,409,979** |
| Short Term Debt | 4,079,420 | - | 4,079,420 |
| Accounts Payable | 848,801 | - | 848,801 |
| Taxes and Contributions | 36,776 | - | 36,776 |
| Dividends Payble | 832 | - | 832 |
| Accrued Vocation Paid and 13º Salary | 120,043 | - | 120,043 |
| Related Party transactions | 1,108,206 | - | 1,108,206 |
| Personnel, Social Benefits and Charges | 29,432 | - | 29,432 |
| Future Contracts Payable | 9,355 | - | 9,355 |
| Deferred Taxes | 13,861 | - | 13,861 |
| Others | 163,254 | - | 163,254 |
| **LONG TERM** | **5,342,468** | **462,297** | **5,804,765** |
| Long Term Debt | 1,554,006 | - | 1,554,006 |
| Employee Benefits Plan | 122,795 | - | 122,795 |
| Provision for Contingencies | 53,818 | - | 53,818 |
| Stock Option Plan | 5,311 | - | 5,311 |
| Related Party transactions | 3,416,772 | - | 3,416,772 |
| Deferred Taxes | 97,212 | 462,297 | 559,508 |
| Others | 92,554 | - | 92,554 |
| **EQUITY** | **48,081** | **2,131,514** | **2,179,595** |
| Capital | 2,000,000 | - | 2,000,000 |
| **Profit Reserves:** | **(97,064)** | **57,895** | **(39,169)** |
| - Stocks | (97,064) | 57,895 | (39,169) |
| Equity Adjustments | (91,984) | - | (91,984) |
| Accumulated Profit and Loss | (1,762,871) | - | (1,762,871) |
| Market Adjustments | - | 2,073,619 | 2,073,619 |
| **TOTAL LIABILITIES** | **11,800,528** | **2,593,810** | **14,394,338** |



# ATTACHMENT 2

| DsLocNeg | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | Accouting Class. | City | State |
|---|---|---|---|---|---|---|
| Abatedouro - Brasília | R$ - | R$ - | | Adiant. a Fornec. | Brasília | DF |
| Abatedouro - Brasília | R$ - | R$ - | | Bens Nat. Permanente | Brasília | DF |
| Abatedouro - Brasília | R$ 2,163,076.05 | R$ 829,980.04 | | Desp. Pré-Operacion. | Brasília | DF |
| Abatedouro - Brasília | R$ 355,888.14 | R$ 355,888.14 | | Florest. & Reflor. | Brasília | DF |
| Abatedouro - Brasília | R$ 13,595.21 | R$ 5,887.25 | | Instalações/Sistemas | Brasília | DF |
| Abatedouro - Brasília | R$ 5,834.00 | R$ 2,217.11 | | Marcas & Patentes | Brasília | DF |
| Abatedouro - Brasília | R$ 1,442,925.69 | R$ 1,060,780.17 | | Mov. & Utensílios | Brasília | DF |
| Abatedouro - Brasília | R$ 4,683,487.04 | R$ 4,683,487.04 | | Obras em Andamento | Brasília | DF |
| Abatedouro - Brasília | R$ 80,394.07 | R$ 7,721.89 | | Veículos | Brasília | DF |
| Abatedouro - Brasília | R$ 2,931,179.97 | R$ 1,809,223.73 | INSTALACOES | Benf. Em Imóveis | Brasília | DF |
| Abatedouro - Brasília | R$ 104,923,074.49 | R$ 92,601,038.19 | INSTALACOES | Edf. e Construções | Brasília | DF |
| Abatedouro - Brasília | R$ 65,609,757.82 | R$ 56,787,403.71 | INSTALACOES | Instalações | Brasília | DF |
| Abatedouro - Brasília | R$ 114,793,764.74 | R$ 88,748,147.18 | MAQ EQUIPS | Maq. & Equipamentos | Brasília | DF |
| CD Malha Sul - Chapecó | R$ 154.00 | R$ - | | Bens Nat. Permanente | Chapecó | SC |
| CD Malha Sul - Chapecó | R$ 1,791.83 | R$ 1,015.39 | | Mov. & Utensílios | Chapecó | SC |
| CD Malha Sul - Chapecó | R$ 215,182.72 | R$ 124,698.28 | INSTALACOES | Instalações | Chapecó | SC |
| CD Malha Sul - Chapecó | R$ 83,543.67 | R$ 22,093.68 | MAQ EQUIPS | Maq. & Equipamentos | Chapecó | SC |
| Centro de Serviços - Curitiba | R$ 1,511.96 | R$ - | | Bens Nat. Permanente | Curitiba | PR |
| Centro de Serviços - Curitiba | R$ 35,902,739.57 | R$ 14,462,028.00 | | Desp. Pré-Operacion. | Curitiba | PR |
| Centro de Serviços - Curitiba | R$ 61,620,060.57 | R$ 26,105,428.18 | | Dif.Implant.Software | Curitiba | PR |
| Centro de Serviços - Curitiba | R$ 5,241,529.13 | R$ 3,799,176.42 | | Instalações/Sistemas | Curitiba | PR |
| Centro de Serviços - Curitiba | R$ 2,199,543.12 | R$ 1,569,014.23 | | Mov. & Utensílios | Curitiba | PR |
| Centro de Serviços - Curitiba | R$ 6,948,342.78 | R$ 6,948,342.78 | | Obras em Andamento | Curitiba | PR |
| Centro de Serviços - Curitiba | R$ 192,374.77 | R$ 48,247.46 | | Veículos | Curitiba | PR |
| Centro de Serviços - Curitiba | R$ 888,431.29 | R$ 621,901.90 | INSTALACOES | Instalações | Curitiba | PR |
| Centro de Serviços - Curitiba | R$ 6,577,529.57 | R$ 4,441,046.79 | MAQ EQUIPS | Maq. & Equipamentos | Curitiba | PR |
| Fábrica Ração - Brasília | R$ - | R$ - | | Bens Nat. Permanente | Brasília | DF |
| Fábrica Ração - Brasília | R$ 49,229.01 | R$ 5,769.30 | | Mov. & Utensílios | Brasília | DF |
| Fábrica Ração - Brasília | R$ 1,485,950.66 | R$ 1,485,950.66 | | Obras em Andamento | Brasília | DF |
| Fábrica Ração - Brasília | R$ 260,000.00 | R$ 260,000.00 | | Terrenos | Brasília | DF |
| Fábrica Ração - Brasília | R$ 11,678,302.25 | R$ 9,513,041.96 | INSTALACOES | Edf. e Construções | Brasília | DF |
| Fábrica Ração - Brasília | R$ 164,230.33 | R$ 22,182.33 | INSTALACOES | Instalações | Brasília | DF |
| Fábrica Ração - Brasília | R$ 3,538,287.35 | R$ 1,232,194.65 | MAQ EQUIPS | Maq. & Equipamentos | Brasília | DF |
| Posto de Compra - Vila Nova | R$ 314.88 | R$ - | | Bens Nat. Permanente | Vila Nova | N-IDENT |
| Posto de Compra - Vila Nova | R$ 16,007.38 | R$ 14,650.07 | | Mov. & Utensílios | Vila Nova | N-IDENT |
| Posto de Compra - Vila Nova | R$ 387,917.08 | R$ 387,917.08 | | Terrenos | Vila Nova | N-IDENT |
| Posto de Compra - Vila Nova | R$ 223,750.00 | R$ 179,000.00 | INSTALACOES | Benf. Em Imóveis | Vila Nova | N-IDENT |
| Posto de Compra - Vila Nova | R$ 5,046,837.89 | R$ 4,692,985.25 | INSTALACOES | Edf. e Construções | Vila Nova | N-IDENT |
| Posto de Compra - Vila Nova | R$ 516,097.87 | R$ 452,366.52 | INSTALACOES | Instalações | Vila Nova | N-IDENT |
| Posto de Compra - Vila Nova | R$ 13,975,050.36 | R$ 11,183,955.28 | MAQ EQUIPS | Maq. & Equipamentos | Vila Nova | N-IDENT |
| Sadia /SA - B.Alegre(Abated) | R$ 881,970.04 | R$ 793,773.04 | | Desp. Pré-Operacion. | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 808.00 | R$ 727.20 | | Instalações/Sistemas | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 164,451.61 | R$ 155,919.95 | | Mov. & Utensílios | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 16,682,875.17 | R$ 16,682,875.17 | | Obras em Andamento | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 968,750.00 | R$ 968,750.00 | | Terrenos | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 1,214,860.21 | R$ 1,062,556.06 | | Veículos | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 3,665,799.80 | R$ 3,299,219.82 | INSTALACOES | Benf. Em Imóveis | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 17,396,783.62 | R$ 16,700,912.27 | INSTALACOES | Edf. e Construções | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 9,901,118.45 | R$ 9,769,700.55 | INSTALACOES | Instalações | Buriti Alegre | GO |
| Sadia /SA - B.Alegre(Abated) | R$ 10,361,230.77 | R$ 9,071,433.41 | MAQ EQUIPS | Maq. & Equipamentos | Buriti Alegre | GO |
| Sadia /SA -B.Alegre(Fab Ração) | R$ 6,751.45 | R$ 6,413.85 | | Mov. & Utensílios | Buriti Alegre | GO |
| Sadia /SA -B.Alegre(Fab Ração) | R$ 7,500.00 | R$ 6,750.00 | | Veículos | Buriti Alegre | GO |
| Sadia /SA -B.Alegre(Fab Ração) | R$ 118,320.33 | R$ 75,890.93 | MAQ EQUIPS | Maq. & Equipamentos | Buriti Alegre | GO |
| Sadia S/A - Abated. Uberlândia | R$ - | R$ - | | Adiant. a Fornec. | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 27,634.12 | R$ - | | Bens Nat. Permanente | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 41,176.06 | R$ 22,039.35 | | Florest. & Reflor. | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 490,495.40 | R$ 76,879.93 | | Mov. & Utensílios | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 1,596,771.11 | R$ 1,596,771.11 | | Obras em Andamento | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 23,195,984.82 | R$ 23,195,984.82 | | Terrenos | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 131,994.22 | R$ - | | Veículos | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 6,794,264.10 | R$ 4,917,381.54 | INSTALACOES | Benf. Em Imóveis | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 309,010,978.15 | R$ 74,208,476.94 | INSTALACOES | Edf. e Construções | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 38,590,385.10 | R$ 25,927,287.21 | INSTALACOES | Instalações | Uberlândia | MG |
| Sadia S/A - Abated. Uberlândia | R$ 153,333,221.10 | R$ 73,689,552.95 | MAQ EQUIPS | Maq. & Equipamentos | Uberlândia | MG |
| Sadia S/A - Bauru | R$ 159.00 | R$ - | | Bens Nat. Permanente | Bauru | SP |
| Sadia S/A - Bauru | R$ 54,753.56 | R$ 2,608.12 | | Mov. & Utensílios | Bauru | SP |
| Sadia S/A - Bauru | R$ 57,847.32 | R$ 57,847.32 | | Terrenos | Bauru | SP |
| Sadia S/A - Bauru | R$ 126,653.72 | R$ 1,859.53 | INSTALACOES | Benf. Em Imóveis | Bauru | SP |
| Sadia S/A - Bauru | R$ 1,302,641.10 | R$ 30,189.09 | INSTALACOES | Edf. e Construções | Bauru | SP |
| Sadia S/A - Bauru | R$ 526,562.04 | R$ - | INSTALACOES | Instalações | Bauru | SP |
| Sadia S/A - Bauru | R$ 236,813.28 | R$ 64,560.58 | MAQ EQUIPS | Maq. & Equipamentos | Bauru | SP |
| Sadia S/A - Belo Horizonte | R$ 2,140.13 | R$ 0.13 | | Bens Nat. Permanente | Belo Horizonte | MG |
| Sadia S/A - Belo Horizonte | R$ 2,389.54 | R$ 59.52 | | Instalações/Sistemas | Belo Horizonte | MG |

| DsLocNeg | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | Accouting Class. | City | State |
|---|---|---|---|---|---|---|---|---|
| Sadia S/A - Belo Horizonte | R$ | 13,600.00 | R$ | 13,600.00 | | Maq./Equip. p.Venda | Belo Horizonte | MG |
| Sadia S/A - Belo Horizonte | R$ | 120,136.86 | R$ | 10,235.04 | | Mov. & Utensílios | Belo Horizonte | MG |
| Sadia S/A - Belo Horizonte | R$ | 73,630.52 | R$ | 1,258.82 | | Veículos | Belo Horizonte | MG |
| Sadia S/A - Belo Horizonte | R$ | 23,721.87 | R$ | 4,744.37 | INSTALACOES | Benf. Em Imóveis | Belo Horizonte | MG |
| Sadia S/A - Belo Horizonte | R$ | 57,370.90 | R$ | 8,587.03 | INSTALACOES | Instalações | Belo Horizonte | MG |
| Sadia S/A - Belo Horizonte | R$ | 1,236,376.71 | R$ | 505,563.41 | MAQ EQUIPS | Maq. & Equipamentos | Belo Horizonte | MG |
| Sadia S/A - Brasília | R$ | - | R$ | - | | Bens Nat. Permanente | Brasília | DF |
| Sadia S/A - Brasília | R$ | 53,544.23 | R$ | 19,740.88 | | Mov. & Utensílios | Brasília | DF |
| Sadia S/A - Brasília | R$ | 18,000.00 | R$ | 18,000.00 | | Terrenos p. Venda | Brasília | DF |
| Sadia S/A - Brasília | R$ | 287,819.02 | R$ | 13,160.68 | | Veículos | Brasília | DF |
| Sadia S/A - Brasília | R$ | 63,437.71 | R$ | 6,343.77 | INSTALACOES | Benf. Em Imóveis | Brasília | DF |
| Sadia S/A - Brasília | R$ | 516,591.23 | R$ | 226,033.64 | INSTALACOES | Edf. e Construções | Brasília | DF |
| Sadia S/A - Brasília | R$ | 139,087.24 | R$ | 68,714.63 | INSTALACOES | Instalações | Brasília | DF |
| Sadia S/A - Brasília | R$ | 172,222.87 | R$ | 78,173.96 | MAQ EQUIPS | Maq. & Equipamentos | Brasília | DF |
| Sadia S/A - Campinas | R$ | 554.40 | R$ | - | | Bens Nat. Permanente | Campinas | SP |
| Sadia S/A - Campinas | R$ | 50,250.43 | R$ | 12,043.31 | | Mov. & Utensílios | Campinas | SP |
| Sadia S/A - Campinas | R$ | 2,226.27 | R$ | 2,226.27 | | Obras em Andamento | Campinas | SP |
| Sadia S/A - Campinas | R$ | 41,565.00 | R$ | 7,619.75 | | Veículos | Campinas | SP |
| Sadia S/A - Campinas | R$ | 198,189.53 | R$ | 118,400.21 | MAQ EQUIPS | Maq. & Equipamentos | Campinas | SP |
| Sadia S/A - Campo Erê | R$ | - | R$ | - | | Bens Nat. Permanente | Campo Erê | SC |
| Sadia S/A - Campo Erê | R$ | 32,319.65 | R$ | 16,323.88 | | Mov. & Utensílios | Campo Erê | SC |
| Sadia S/A - Campo Erê | R$ | 5,792.86 | R$ | 5,792.86 | | Terrenos | Campo Erê | SC |
| Sadia S/A - Campo Erê | R$ | - | R$ | - | | Veículos | Campo Erê | SC |
| Sadia S/A - Campo Erê | R$ | 641,758.68 | R$ | 525,080.68 | INSTALACOES | Edf. e Construções | Campo Erê | SC |
| Sadia S/A - Campo Erê | R$ | 245,922.76 | R$ | 52,422.37 | MAQ EQUIPS | Maq. & Equipamentos | Campo Erê | SC |
| Sadia S/A - Campo Grande | R$ | - | R$ | - | | Bens Nat. Permanente | Campo Grande | MS |
| Sadia S/A - Campo Grande | R$ | 21,070.15 | R$ | 21,070.15 | | Obras em Andamento | Campo Grande | MS |
| Sadia S/A - Campo Grande | R$ | 202,974.79 | R$ | 149,885.94 | INSTALACOES | Instalações | Campo Grande | MS |
| Sadia S/A - Campo Grande | R$ | 165,117.14 | R$ | 107,419.49 | MAQ EQUIPS | Maq. & Equipamentos | Campo Grande | MS |
| Sadia S/A - Campo Verde | R$ | 2,760.63 | R$ | - | | Bens Nat. Permanente | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 139,827.56 | R$ | 139,827.56 | | Desp. Pré-Operacion. | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 7,692,833.75 | R$ | 7,064,999.32 | | Florest. & Reflor. | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 301.00 | R$ | - | | Instalações/Sistemas | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 160,453.25 | R$ | 66,838.27 | | Mov. & Utensílios | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 11,294,146.57 | R$ | 11,294,146.57 | | Obras em Andamento | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 18,851,718.97 | R$ | 18,851,718.97 | | Terrenos | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 58,049.36 | R$ | 0.01 | | Veículos | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 1,097,298.57 | R$ | 292,264.85 | INSTALACOES | Benf. Em Imóveis | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 37,186,266.31 | R$ | 24,179,860.33 | INSTALACOES | Edf. e Construções | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 9,815,855.27 | R$ | 1,255,820.97 | INSTALACOES | Instalações | Campo Verde | MT |
| Sadia S/A - Campo Verde | R$ | 23,372,454.05 | R$ | 6,247,527.99 | MAQ EQUIPS | Maq. & Equipamentos | Campo Verde | MT |
| Sadia S/A - Cd Jundiai | R$ | 9,120.71 | R$ | - | | Bens Nat. Permanente | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 1,271,804.42 | R$ | 617,064.82 | | Desp. Pré-Operacion. | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 1,099,739.54 | R$ | 879,024.96 | | Dif.Implant.Software | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 215,109.85 | R$ | 157,293.28 | | Instalações/Sistemas | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 937,941.99 | R$ | 468,869.84 | | Mov. & Utensílios | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 5,041,781.87 | R$ | 5,041,781.87 | | Obras em Andamento | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 286,750.45 | R$ | 643.56 | | Veículos | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 95,467,691.88 | R$ | 76,864,895.60 | INSTALACOES | Benf. Em Imóveis | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 7,490,840.38 | R$ | 7,170,534.66 | INSTALACOES | Edf. e Construções | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 7,719,861.38 | R$ | 6,174,875.01 | INSTALACOES | Instalações | Jundiaí | SP |
| Sadia S/A - Cd Jundiai | R$ | 13,705,510.02 | R$ | 6,228,394.51 | MAQ EQUIPS | Maq. & Equipamentos | Jundiaí | SP |
| Sadia S/A - Chapecó | R$ | - | R$ | - | | Adiant. a Fornec. | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | - | R$ | - | | Animais p/ Trabalho | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 2,673.71 | R$ | - | | Bens Nat. Permanente | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 3,998,576.38 | R$ | 2,733,110.27 | | Florest. & Reflor. | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 20,837.63 | R$ | 8,156.81 | | Instalações/Sistemas | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 2,467,177.05 | R$ | 936,856.90 | | Mov. & Utensílios | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 18,302,557.80 | R$ | 18,302,557.80 | | Obras em Andamento | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 5,749,335.02 | R$ | 5,749,335.02 | | Terrenos | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 98,944.38 | R$ | 46,997.58 | | Veículos | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 3,933,036.12 | R$ | 1,287,216.24 | INSTALACOES | Benf. Em Imóveis | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 147,297,387.08 | R$ | 86,804,267.71 | INSTALACOES | Edf. e Construções | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 125,941,885.69 | R$ | 63,532,988.11 | INSTALACOES | Instalações | Chapecó | SC |
| Sadia S/A - Chapecó | R$ | 266,843,809.26 | R$ | 103,164,481.53 | MAQ EQUIPS | Maq. & Equipamentos | Chapecó | SC |
| Sadia S/A - Concórdia | R$ | - | R$ | - | | Adiant. a Fornec. | Concórdia | SC |
| Sadia S/A - Concórdia | R$ | 308.38 | R$ | - | | Bens Nat. Permanente | Concórdia | SC |
| Sadia S/A - Concórdia | R$ | 5,086,351.52 | R$ | 4,134,221.93 | | Florest. & Reflor. | Concórdia | SC |
| Sadia S/A - Concórdia | R$ | 681,759.32 | R$ | 325,039.76 | | Instalações/Sistemas | Concórdia | SC |
| Sadia S/A - Concórdia | R$ | 298,178.39 | R$ | 9,756.73 | | Marcas & Patentes | Concórdia | SC |
| Sadia S/A - Concórdia | R$ | 3,423,118.92 | R$ | 1,122,247.45 | | Mov. & Utensílios | Concórdia | SC |
| Sadia S/A - Concórdia | R$ | 6,190,530.69 | R$ | 6,190,530.69 | | Obras em Andamento | Concórdia | SC |
| Sadia S/A - Concórdia | R$ | 2,021,907.86 | R$ | 2,021,907.86 | | Terrenos | Concórdia | SC |

| DsLocNeg | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | Accouting Class. | City | State |
|---|---|---|---|---|---|---|
| Sadia S/A - Concórdia | R$ 51,809.80 | R$ 51,809.80 | | Terrenos p. Venda | Concórdia | SC |
| Sadia S/A - Concórdia | R$ 519,264.12 | R$ 194,995.22 | | Veículos | Concórdia | SC |
| Sadia S/A - Concórdia | R$ 11,993,665.61 | R$ 3,553,964.60 | INSTALACOES | Benf. Em Imóveis | Concórdia | SC |
| Sadia S/A - Concórdia | R$ 152,887,840.79 | R$ 73,915,542.41 | INSTALACOES | Edf. e Construções | Concórdia | SC |
| Sadia S/A - Concórdia | R$ 92,957,768.27 | R$ 54,287,295.20 | INSTALACOES | Instalações | Concórdia | SC |
| Sadia S/A - Concórdia | R$ 333,664,775.56 | R$ 151,053,318.45 | MAQ EQUIPS | Maq. & Equipamentos | Concórdia | SC |
| Sadia S/A - Curitiba | R$ 723.24 | R$ - | | Bens Nat. Permanente | Curitiba | PR |
| Sadia S/A - Curitiba | R$ 99,359.36 | R$ 66,239.57 | | Dif.Implant.Software | Curitiba | PR |
| Sadia S/A - Curitiba | R$ 86,621.18 | R$ 22,840.89 | | Mov. & Utensílios | Curitiba | PR |
| Sadia S/A - Curitiba | R$ 76,925.82 | R$ 61,540.66 | INSTALACOES | Instalações | Curitiba | PR |
| Sadia S/A - Curitiba | R$ 274,818.54 | R$ 158,651.53 | MAQ EQUIPS | Maq. & Equipamentos | Curitiba | PR |
| Sadia S/A - Dois Vizinhos | R$ - | R$ - | | Adiant. a Fornec. | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 24,524.82 | R$ 0.07 | | Bens Nat. Permanente | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 1,485,114.93 | R$ 1,136,212.13 | | Florest. & Reflor. | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 129,903.13 | R$ 38,676.08 | | Instalações/Sistemas | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 404,684.38 | R$ 254,694.52 | | Mov. & Utensílios | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 19,520,485.31 | R$ 19,520,485.31 | | Obras em Andamento | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 3,301,879.57 | R$ 3,301,879.57 | | Terrenos | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 195,418.77 | R$ 883.46 | | Veículos | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 2,633,919.63 | R$ 807,164.51 | INSTALACOES | Benf. Em Imóveis | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 44,543,695.30 | R$ 21,517,669.94 | INSTALACOES | Edf. e Construções | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 15,321,347.73 | R$ 6,892,157.29 | INSTALACOES | Instalações | Dois Vizinhos | PR |
| Sadia S/A - Dois Vizinhos | R$ 110,139,725.40 | R$ 47,430,113.82 | MAQ EQUIPS | Maq. & Equipamentos | Dois Vizinhos | PR |
| Sadia S/A - Duque de Caxias | R$ - | R$ - | | Adiant. a Fornec. | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 1,401.50 | R$ - | | Bens Nat. Permanente | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 7,898.52 | R$ 5,265.68 | | Dif.Implant.Software | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 89,066.90 | R$ 25,948.81 | | Instalações/Sistemas | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 975,239.55 | R$ 357,246.96 | | Mov. & Utensílios | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 4,276,131.57 | R$ 4,276,070.57 | | Obras em Andamento | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 745,507.18 | R$ 745,507.18 | | Terrenos | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 47,027.85 | R$ 21,946.33 | | Veículos | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 10,509,968.07 | R$ 2,062,977.72 | INSTALACOES | Benf. Em Imóveis | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 21,609,272.14 | R$ 13,997,417.85 | INSTALACOES | Edf. e Construções | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 9,969,336.34 | R$ 2,367,490.77 | INSTALACOES | Instalações | Duque de Caxias | RJ |
| Sadia S/A - Duque de Caxias | R$ 76,122,536.01 | R$ 27,640,074.71 | MAQ EQUIPS | Maq. & Equipamentos | Duque de Caxias | RJ |
| Sadia S/A - F.Racão Uberlândia | R$ 284.00 | R$ - | | Bens Nat. Permanente | Uberlândia | MG |
| Sadia S/A - F.Racão Uberlândia | R$ 5,080,473.42 | R$ 4,860,472.92 | | Florest. & Reflor. | Uberlândia | MG |
| Sadia S/A - F.Racão Uberlândia | R$ 71,643.49 | R$ 13,548.00 | | Mov. & Utensílios | Uberlândia | MG |
| Sadia S/A - F.Racão Uberlândia | R$ 265,515.13 | R$ 265,515.13 | | Obras em Andamento | Uberlândia | MG |
| Sadia S/A - F.Racão Uberlândia | R$ 1,901,847.40 | R$ 1,217,279.94 | INSTALACOES | Benf. Em Imóveis | Uberlândia | MG |
| Sadia S/A - F.Racão Uberlândia | R$ 73,995,789.29 | R$ 47,192,559.95 | INSTALACOES | Edf. e Construções | Uberlândia | MG |
| Sadia S/A - F.Racão Uberlândia | R$ 34,796,886.95 | R$ 24,622,157.76 | INSTALACOES | Instalações | Uberlândia | MG |
| Sadia S/A - F.Racão Uberlândia | R$ 53,596,163.26 | R$ 33,335,801.21 | MAQ EQUIPS | Maq. & Equipamentos | Uberlândia | MG |
| Sadia S/A - Fab. de Margarinas | R$ - | R$ - | | Adiant. a Fornec. | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Fab. de Margarinas | R$ 284.00 | R$ - | | Bens Nat. Permanente | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Fab. de Margarinas | R$ 3,370,584.57 | R$ 2,092,594.96 | | Desp. Pré-Operacion. | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Fab. de Margarinas | R$ 7,700.56 | R$ 1,283.43 | | Instalações/Sistemas | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Fab. de Margarinas | R$ 268,797.90 | R$ 213,791.03 | | Mov. & Utensílios | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Fab. de Margarinas | R$ 1,384,899.46 | R$ 1,384,899.46 | | Obras em Andamento | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Fab. de Margarinas | R$ 82,287,487.83 | R$ 74,870,492.38 | INSTALACOES | Edf. e Construções | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Fab. de Margarinas | R$ 42,299,413.32 | R$ 35,041,942.78 | INSTALACOES | Instalações | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Fab. de Margarinas | R$ 93,124,289.96 | R$ 73,877,240.39 | MAQ EQUIPS | Maq. & Equipamentos | Fab. de Margarinas | N-IDENT |
| Sadia S/A - Faxinal dos Guedes | R$ - | R$ - | | Adiant. a Fornec. | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 68,681.05 | R$ 1,524.57 | | Bens Nat. Permanente | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 1,930,158.76 | R$ 1,845,170.81 | | Florest. & Reflor. | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 21,160.98 | R$ 16,126.10 | | Instalações/Sistemas | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 94,268.85 | R$ 22,682.56 | | Mov. & Utensílios | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 26,844.62 | R$ 26,844.62 | | Obras em Andamento | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 884,516.91 | R$ 884,516.91 | | Terrenos | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 416,959.63 | R$ 11,518.68 | | Veículos | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 6,686,550.71 | R$ 2,863,657.14 | INSTALACOES | Benf. Em Imóveis | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 55,197,059.32 | R$ 20,249,809.28 | INSTALACOES | Edf. e Construções | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 9,598,243.56 | R$ 2,003,179.21 | INSTALACOES | Instalações | Faxinal dos Guedes | SC |
| Sadia S/A - Faxinal dos Guedes | R$ 31,239,218.70 | R$ 9,589,037.55 | MAQ EQUIPS | Maq. & Equipamentos | Faxinal dos Guedes | SC |
| Sadia S/A - Fortaleza | R$ 0.05 | R$ 0.01 | | Bens Nat. Permanente | Fortaleza | CE |
| Sadia S/A - Fortaleza | R$ 105,006.59 | R$ 28,335.09 | | Mov. & Utensílios | Fortaleza | CE |
| Sadia S/A - Fortaleza | R$ 81,730.88 | R$ 38,315.70 | | Veículos | Fortaleza | CE |
| Sadia S/A - Fortaleza | R$ 193,885.68 | R$ 71,527.91 | INSTALACOES | Instalações | Fortaleza | CE |
| Sadia S/A - Fortaleza | R$ 270,996.16 | R$ 136,471.72 | MAQ EQUIPS | Maq. & Equipamentos | Fortaleza | CE |
| Sadia S/A - Francisco Beltrão | R$ - | R$ - | | Adiant. a Fornec. | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ 44,672.78 | R$ - | | Bens Nat. Permanente | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ 40,205.70 | R$ 30,695.41 | | Dif.Implant.Software | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ 706,347.16 | R$ 696,033.37 | | Florest. & Reflor. | Francisco Beltrão | PR |

| DsLocNeg | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | Accouting Class. | City | State |
|---|---|---|---|---|---|---|---|---|
| Sadia S/A - Francisco Beltrão | R$ | 457,991.73 | R$ | 248,875.09 | | Instalações/Sistemas | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ | 361,854.73 | R$ | 236,875.89 | | Mov. & Utensílios | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ | 20,697,073.66 | R$ | 20,697,073.66 | | Obras em Andamento | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ | 2,448,426.33 | R$ | 2,448,426.33 | | Terrenos | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ | 224,564.06 | R$ | 95,468.07 | | Veículos | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ | 3,190,003.66 | R$ | 2,353,789.57 | INSTALACOES | Benf. Em Imóveis | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ | 70,978,027.54 | R$ | 53,446,954.14 | INSTALACOES | Edf. e Construções | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ | 33,290,161.04 | R$ | 19,982,740.96 | INSTALACOES | Instalações | Francisco Beltrão | PR |
| Sadia S/A - Francisco Beltrão | R$ | 112,740,230.31 | R$ | 59,453,738.58 | MAQ EQUIPS | Maq. & Equipamentos | Francisco Beltrão | PR |
| Sadia S/A - Frigor. Uberlândia | R$ | - | R$ | - | | Adiant. a Fornec. | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 17,699.06 | R$ | - | | Bens Nat. Permanente | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 6,026,270.83 | R$ | 6,018,222.23 | | Florest. & Reflor. | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 104,884.84 | R$ | 12,975.60 | | Instalações/Sistemas | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | - | R$ | - | | Maq./Equip. p.Venda | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 216,339.16 | R$ | - | | Marcas & Patentes | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 1,470,651.57 | R$ | 488,739.20 | | Mov. & Utensílios | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 6,426,678.05 | R$ | 6,426,678.05 | | Obras em Andamento | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 10,582,917.07 | R$ | 10,582,917.07 | | Terrenos | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 430,278.87 | R$ | 38,223.75 | | Veículos | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 3,696,513.98 | R$ | 2,670,152.70 | INSTALACOES | Benf. Em Imóveis | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 248,060,274.63 | R$ | 186,170,844.83 | INSTALACOES | Edf. e Construções | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 126,341,404.03 | R$ | 96,430,179.86 | INSTALACOES | Instalações | Uberlândia | MG |
| Sadia S/A - Frigor. Uberlândia | R$ | 227,500,770.88 | R$ | 146,642,637.71 | MAQ EQUIPS | Maq. & Equipamentos | Uberlândia | MG |
| Sadia S/A - FV Belém | R$ | 5,639.09 | R$ | 767.40 | | Mov. & Utensílios | Belém | PA |
| Sadia S/A - FV Belém | R$ | 33,153.89 | R$ | 4,146.77 | MAQ EQUIPS | Maq. & Equipamentos | Belém | PA |
| Sadia S/A - Garibaldi | R$ | 1,111.00 | R$ | - | | Bens Nat. Permanente | Garibaldi | RS |
| Sadia S/A - Garibaldi | R$ | 451.51 | R$ | - | | Desp. Pré-Operacion. | Garibaldi | RS |
| Sadia S/A - Garibaldi | R$ | 29,209.95 | R$ | 15,834.08 | | Instalações/Sistemas | Garibaldi | RS |
| Sadia S/A - Garibaldi | R$ | 25,421.96 | R$ | 14,346.99 | | Mov. & Utensílios | Garibaldi | RS |
| Sadia S/A - Garibaldi | R$ | 153,110.94 | R$ | 153,110.94 | | Obras em Andamento | Garibaldi | RS |
| Sadia S/A - Garibaldi | R$ | 102,981.20 | R$ | 50,597.79 | | Veículos | Garibaldi | RS |
| Sadia S/A - Garibaldi | R$ | 91,747.85 | R$ | 64,223.49 | INSTALACOES | Instalações | Garibaldi | RS |
| Sadia S/A - Garibaldi | R$ | 2,285,033.52 | R$ | 1,669,955.02 | MAQ EQUIPS | Maq. & Equipamentos | Garibaldi | RS |
| Sadia S/A - Goiânia | R$ | 2,592.92 | R$ | 35.48 | | Mov. & Utensílios | Goiânia | GO |
| Sadia S/A - Goiânia | R$ | 37,705.12 | R$ | 23,699.99 | MAQ EQUIPS | Maq. & Equipamentos | Goiânia | GO |
| Sadia S/A - Guarulhos | R$ | 3,587.94 | R$ | - | | Bens Nat. Permanente | Guarulhos | SP |
| Sadia S/A - Guarulhos | R$ | 10,719.29 | R$ | 5,233.02 | | Mov. & Utensílios | Guarulhos | SP |
| Sadia S/A - Guarulhos | R$ | 7,504,216.86 | R$ | 6,903,879.51 | INSTALACOES | Edf. e Construções | Guarulhos | SP |
| Sadia S/A - Guarulhos | R$ | - | R$ | - | INSTALACOES | Instalações | Guarulhos | SP |
| Sadia S/A - Guarulhos | R$ | 33,449.63 | R$ | 14,175.50 | MAQ EQUIPS | Maq. & Equipamentos | Guarulhos | SP |
| Sadia S/A - Hybrid | R$ | 450.40 | R$ | - | | Bens Nat. Permanente | Hybrid | N-IDENT |
| Sadia S/A - Hybrid | R$ | 109,145.36 | R$ | - | | Florest. & Reflor. | Hybrid | N-IDENT |
| Sadia S/A - Hybrid | R$ | 10,773.49 | R$ | 571.70 | | Mov. & Utensílios | Hybrid | N-IDENT |
| Sadia S/A - Hybrid | R$ | 295,887.97 | R$ | 295,887.97 | | Terrenos | Hybrid | N-IDENT |
| Sadia S/A - Hybrid | R$ | 240,910.10 | R$ | 140,596.03 | INSTALACOES | Benf. Em Imóveis | Hybrid | N-IDENT |
| Sadia S/A - Hybrid | R$ | 5,781,984.13 | R$ | 2,657,092.29 | INSTALACOES | Edf. e Construções | Hybrid | N-IDENT |
| Sadia S/A - Hybrid | R$ | 548,469.05 | R$ | 231,055.19 | INSTALACOES | Instalações | Hybrid | N-IDENT |
| Sadia S/A - Hybrid | R$ | 1,431,218.45 | R$ | 716,683.40 | MAQ EQUIPS | Maq. & Equipamentos | Hybrid | N-IDENT |
| Sadia S/A - Imperatriz | R$ | 63,233.39 | R$ | 53,001.19 | | Dif.Implant.Software | Imperatriz | MA |
| Sadia S/A - Imperatriz | R$ | 4,884.80 | R$ | 4,559.12 | | Mov. & Utensílios | Imperatriz | MA |
| Sadia S/A - Imperatriz | R$ | 37,309.81 | R$ | 32,871.00 | MAQ EQUIPS | Maq. & Equipamentos | Imperatriz | MA |
| Sadia S/A - Itajaí | R$ | 33,302.66 | R$ | - | | Bens Nat. Permanente | Itajaí | SC |
| Sadia S/A - Itajaí | R$ | 4,431.36 | R$ | 1,011.84 | | Instalações/Sistemas | Itajaí | SC |
| Sadia S/A - Itajaí | R$ | 311,444.48 | R$ | 55,826.71 | | Mov. & Utensílios | Itajaí | SC |
| Sadia S/A - Itajaí | R$ | 35,670.69 | R$ | 35,670.69 | | Terrenos | Itajaí | SC |
| Sadia S/A - Itajaí | R$ | 156,114.95 | R$ | 16,246.30 | | Veículos | Itajaí | SC |
| Sadia S/A - Itajaí | R$ | 107,546.46 | R$ | 18,225.20 | INSTALACOES | Benf. Em Imóveis | Itajaí | SC |
| Sadia S/A - Itajaí | R$ | 1,596,964.29 | R$ | 632,400.01 | INSTALACOES | Edf. e Construções | Itajaí | SC |
| Sadia S/A - Itajaí | R$ | 1,233,219.71 | R$ | 223,322.36 | INSTALACOES | Instalações | Itajaí | SC |
| Sadia S/A - Itajaí | R$ | 788,957.87 | R$ | 343,112.78 | MAQ EQUIPS | Maq. & Equipamentos | Itajaí | SC |
| Sadia S/A - Lajeado | R$ | 5,041.38 | R$ | - | | Bens Nat. Permanente | Lajeado | RS |
| Sadia S/A - Lajeado | R$ | 15,239.03 | R$ | 3,375.62 | | Mov. & Utensílios | Lajeado | RS |
| Sadia S/A - Lajeado | R$ | 53,700.00 | R$ | 32,220.00 | INSTALACOES | Instalações | Lajeado | RS |
| Sadia S/A - Lajeado | R$ | 2,896,072.08 | R$ | 2,021,765.01 | MAQ EQUIPS | Maq. & Equipamentos | Lajeado | RS |
| Sadia S/A - Lucas do Rio Verde | R$ | 4,021.14 | R$ | - | | Bens Nat. Permanente | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 51,845,704.98 | R$ | 50,931,154.42 | | Desp. Pré-Operacion. | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 29,821.21 | R$ | 18,886.75 | | Dif.Implant.Software | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 6,080,498.83 | R$ | 6,080,498.83 | | Florest. & Reflor. | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 1,033,044.27 | R$ | 965,909.41 | | Mov. & Utensílios | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 327,302,421.56 | R$ | 327,302,421.56 | | Obras em Andamento | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 31,459,858.82 | R$ | 31,459,858.82 | | Terrenos | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 170,945.04 | R$ | 80,734.38 | | Veículos | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 29,580,748.87 | R$ | 29,156,225.91 | INSTALACOES | Benf. Em Imóveis | Lucas do Rio Verde | MT |

| DsLocNeg | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | Accouting Class. | City | State |
|---|---|---|---|---|---|---|---|---|
| Sadia S/A - Lucas do Rio Verde | R$ | 378,068,963.98 | R$ | 362,362,105.14 | INSTALACOES | Edf. e Construções | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 136,198,318.47 | R$ | 125,539,806.42 | INSTALACOES | Instalações | Lucas do Rio Verde | MT |
| Sadia S/A - Lucas do Rio Verde | R$ | 259,082,910.65 | R$ | 236,106,362.92 | MAQ EQUIPS | Maq. & Equipamentos | Lucas do Rio Verde | MT |
| Sadia S/A - Manaus | R$ | - | R$ | - | | Bens Nat. Permanente | Manaus | AM |
| Sadia S/A - Manaus | R$ | 3,727.04 | R$ | 1,720.17 | | Instalações/Sistemas | Manaus | AM |
| Sadia S/A - Manaus | R$ | 71,094.81 | R$ | 24,243.56 | | Mov. & Utensílios | Manaus | AM |
| Sadia S/A - Manaus | R$ | 2,959,920.38 | R$ | 2,959,920.38 | | Obras em Andamento | Manaus | AM |
| Sadia S/A - Manaus | R$ | 53,332.44 | R$ | - | | Veículos | Manaus | AM |
| Sadia S/A - Manaus | R$ | 195,741.14 | R$ | 1,007.32 | INSTALACOES | Benf. Em Imóveis | Manaus | AM |
| Sadia S/A - Manaus | R$ | 2,698.08 | R$ | 1,942.62 | INSTALACOES | Edf. e Construções | Manaus | AM |
| Sadia S/A - Manaus | R$ | 139,600.18 | R$ | 79,903.38 | INSTALACOES | Instalações | Manaus | AM |
| Sadia S/A - Manaus | R$ | 186,343.99 | R$ | 48,337.19 | MAQ EQUIPS | Maq. & Equipamentos | Manaus | AM |
| Sadia S/A - Medianeira | R$ | - | R$ | - | | Bens Nat. Permanente | Medianeira | PR |
| Sadia S/A - Medianeira | R$ | 4,766.00 | R$ | 1,027.06 | | Mov. & Utensílios | Medianeira | PR |
| Sadia S/A - Medianeira | R$ | 340,741.17 | R$ | 340,741.17 | | Obras em Andamento | Medianeira | PR |
| Sadia S/A - Medianeira | R$ | 31,759.80 | R$ | 31,759.80 | | Terrenos | Medianeira | PR |
| Sadia S/A - Medianeira | R$ | 3,000.00 | R$ | - | | Veículos | Medianeira | PR |
| Sadia S/A - Medianeira | R$ | 5,866.62 | R$ | - | INSTALACOES | Benf. Em Imóveis | Medianeira | PR |
| Sadia S/A - Medianeira | R$ | 1,515,715.02 | R$ | 47,601.42 | INSTALACOES | Edf. e Construções | Medianeira | PR |
| Sadia S/A - Medianeira | R$ | 274,512.13 | R$ | 60,811.12 | INSTALACOES | Instalações | Medianeira | PR |
| Sadia S/A - Medianeira | R$ | 1,439,937.96 | R$ | 426,433.60 | MAQ EQUIPS | Maq. & Equipamentos | Medianeira | PR |
| Sadia S/A - Naviraí | R$ | 390.90 | R$ | 58.95 | | Mov. & Utensílios | Naviraí | MS |
| Sadia S/A - Naviraí | R$ | 59,513.03 | R$ | 47,610.42 | INSTALACOES | Instalações | Naviraí | MS |
| Sadia S/A - Naviraí | R$ | 129,702.84 | R$ | 80,878.99 | MAQ EQUIPS | Maq. & Equipamentos | Naviraí | MS |
| Sadia S/A - Nova Araçá | R$ | 309,448.59 | R$ | 260,319.60 | | Instalações/Sistemas | Nova Araçá | RS |
| Sadia S/A - Nova Araçá | R$ | 40,813.71 | R$ | 29,253.62 | | Mov. & Utensílios | Nova Araçá | RS |
| Sadia S/A - Nova Araçá | R$ | (15,686.26) | R$ | (15,686.26) | | Obras em Andamento | Nova Araçá | RS |
| Sadia S/A - Nova Araçá | R$ | 233,649.63 | R$ | 210,284.67 | INSTALACOES | Instalações | Nova Araçá | RS |
| Sadia S/A - Nova Araçá | R$ | 900,047.54 | R$ | 715,525.77 | MAQ EQUIPS | Maq. & Equipamentos | Nova Araçá | RS |
| Sadia S/A - Paranaguá | R$ | - | R$ | - | | Adiant. a Fornec. | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 24,976.13 | R$ | - | | Bens Nat. Permanente | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 3,122,506.58 | R$ | 636,683.86 | | Dif.Implant.Software | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 60,921.09 | R$ | 31,009.21 | | Instalações/Sistemas | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 431,314.10 | R$ | 142,025.17 | | Mov. & Utensílios | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 3,311,589.62 | R$ | 3,311,589.62 | | Obras em Andamento | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 129,591.85 | R$ | 129,591.85 | | Terrenos | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 2,558.52 | R$ | - | | Veículos | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 2,976,273.19 | R$ | 674,995.16 | INSTALACOES | Benf. Em Imóveis | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 53,793,386.39 | R$ | 28,933,263.56 | INSTALACOES | Edf. e Construções | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 42,500,381.25 | R$ | 18,263,599.53 | INSTALACOES | Instalações | Paranaguá | PR |
| Sadia S/A - Paranaguá | R$ | 83,029,552.37 | R$ | 22,815,796.86 | MAQ EQUIPS | Maq. & Equipamentos | Paranaguá | PR |
| Sadia S/A - Pato Branco | R$ | - | R$ | - | | Bens Nat. Permanente | Pato Branco | PR |
| Sadia S/A - Pato Branco | R$ | 6,316.62 | R$ | 116.80 | | Mov. & Utensílios | Pato Branco | PR |
| Sadia S/A - Pato Branco | R$ | 73,589.72 | R$ | 73,589.72 | | Terrenos | Pato Branco | PR |
| Sadia S/A - Pato Branco | R$ | 766,610.64 | R$ | 662,741.58 | INSTALACOES | Benf. Em Imóveis | Pato Branco | PR |
| Sadia S/A - Pato Branco | R$ | 770,097.02 | R$ | 139,439.90 | INSTALACOES | Edf. e Construções | Pato Branco | PR |
| Sadia S/A - Pato Branco | R$ | 136,034.04 | R$ | 5,932.35 | INSTALACOES | Instalações | Pato Branco | PR |
| Sadia S/A - Pato Branco | R$ | 2,924,371.64 | R$ | 603,130.78 | MAQ EQUIPS | Maq. & Equipamentos | Pato Branco | PR |
| Sadia S/A - Porto Alegre | R$ | 10,016.21 | R$ | - | | Bens Nat. Permanente | Porto Alegre | RS |
| Sadia S/A - Porto Alegre | R$ | 152,403.90 | R$ | 28,155.18 | | Mov. & Utensílios | Porto Alegre | RS |
| Sadia S/A - Porto Alegre | R$ | 201,248.63 | R$ | 131,084.95 | INSTALACOES | Instalações | Porto Alegre | RS |
| Sadia S/A - Porto Alegre | R$ | 485,808.64 | R$ | 177,819.25 | MAQ EQUIPS | Maq. & Equipamentos | Porto Alegre | RS |
| Sadia S/A - Recife | R$ | 0.02 | R$ | 0.02 | | Bens Nat. Permanente | Recife | PE |
| Sadia S/A - Recife | R$ | 3,658.80 | R$ | 2,988.02 | | Dif.Implant.Software | Recife | PE |
| Sadia S/A - Recife | R$ | 3,014.05 | R$ | 2,690.38 | | Instalações/Sistemas | Recife | PE |
| Sadia S/A - Recife | R$ | 420,257.74 | R$ | 82,977.41 | | Mov. & Utensílios | Recife | PE |
| Sadia S/A - Recife | R$ | 6,922.19 | R$ | - | | Veículos | Recife | PE |
| Sadia S/A - Recife | R$ | 233,168.55 | R$ | 73,878.80 | INSTALACOES | Benf. Em Imóveis | Recife | PE |
| Sadia S/A - Recife | R$ | 10,188.02 | R$ | 9,780.50 | INSTALACOES | Edf. e Construções | Recife | PE |
| Sadia S/A - Recife | R$ | 124,242.07 | R$ | 17,690.38 | INSTALACOES | Instalações | Recife | PE |
| Sadia S/A - Recife | R$ | 2,053,179.34 | R$ | 514,849.16 | MAQ EQUIPS | Maq. & Equipamentos | Recife | PE |
| Sadia S/A - Ribeirão Preto | R$ | 2,217.39 | R$ | - | | Bens Nat. Permanente | Ribeirão Preto | SP |
| Sadia S/A - Ribeirão Preto | R$ | 220,368.11 | R$ | 33,725.88 | | Mov. & Utensílios | Ribeirão Preto | SP |
| Sadia S/A - Ribeirão Preto | R$ | 3,339.57 | R$ | 3,339.57 | | Obras em Andamento | Ribeirão Preto | SP |
| Sadia S/A - Ribeirão Preto | R$ | 22,911.79 | R$ | 22,911.79 | | Terrenos | Ribeirão Preto | SP |
| Sadia S/A - Ribeirão Preto | R$ | 45,907.20 | R$ | 6,886.08 | | Veículos | Ribeirão Preto | SP |
| Sadia S/A - Ribeirão Preto | R$ | 2,287,635.34 | R$ | 395.66 | INSTALACOES | Benf. Em Imóveis | Ribeirão Preto | SP |
| Sadia S/A - Ribeirão Preto | R$ | 1,403,301.02 | R$ | 277,799.61 | INSTALACOES | Edf. e Construções | Ribeirão Preto | SP |
| Sadia S/A - Ribeirão Preto | R$ | 4,210,497.18 | R$ | 975,755.12 | INSTALACOES | Instalações | Ribeirão Preto | SP |
| Sadia S/A - Ribeirão Preto | R$ | 627,596.35 | R$ | 132,260.97 | MAQ EQUIPS | Maq. & Equipamentos | Ribeirão Preto | SP |
| Sadia S/A - Salvador | R$ | - | R$ | - | | Bens Nat. Permanente | Salvador | BA |
| Sadia S/A - Salvador | R$ | 224,501.38 | R$ | 89,562.89 | | Mov. & Utensílios | Salvador | BA |
| Sadia S/A - Salvador | R$ | 35,155.58 | R$ | - | | Veículos | Salvador | BA |

| DsLocNeg | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | Accouting Class. | City | State |
|---|---|---|---|---|---|---|---|---|
| Sadia S/A - Salvador | R$ | 17,471.98 | R$ | 1,319.70 | INSTALACOES | Benf. Em Imóveis | Salvador | BA |
| Sadia S/A - Salvador | R$ | 939,774.36 | R$ | 630,014.63 | INSTALACOES | Instalações | Salvador | BA |
| Sadia S/A - Salvador | R$ | 657,576.89 | R$ | 231,014.45 | MAQ EQUIPS | Maq. & Equipamentos | Salvador | BA |
| Sadia S/A - São José Campos | R$ | 2,183.25 | R$ | - | | Bens Nat. Permanente | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 42,295.52 | R$ | 34,541.34 | | Instalações/Sistemas | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 111,532.61 | R$ | 24,727.83 | | Mov. & Utensílios | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 481,313.16 | R$ | 481,313.16 | | Obras em Andamento | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 45,373.72 | R$ | 45,373.72 | | Terrenos | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 35,454.22 | R$ | - | | Veículos | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 440,631.09 | R$ | - | INSTALACOES | Benf. Em Imóveis | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 1,172,003.88 | R$ | 95,931.98 | INSTALACOES | Edf. e Construções | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 1,616,544.22 | R$ | 2,426.69 | INSTALACOES | Instalações | São José dos Campos | SP |
| Sadia S/A - São José Campos | R$ | 471,865.66 | R$ | 67,749.26 | MAQ EQUIPS | Maq. & Equipamentos | São José dos Campos | SP |
| Sadia S/A - São Paulo | R$ | 60,919.32 | R$ | - | | Bens Nat. Permanente | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 5,278,070.09 | R$ | 486,197.13 | | Desp. Pré-Operacion. | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 852,123.57 | R$ | 653,701.28 | | Dif. Implant.Software | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 44,518,324.74 | R$ | 24,269,298.53 | | Instalações/Sistemas | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 397,734.72 | R$ | 429.00 | | Marcas & Patentes | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 2,883,869.24 | R$ | 625,498.70 | | Mov. & Utensílios | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 4,262,937.65 | R$ | 4,262,937.65 | | Obras em Andamento | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 3,626,891.75 | R$ | 3,626,891.75 | | Terrenos | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 930,760.18 | R$ | 362,481.77 | | Veículos | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 8,150,446.00 | R$ | 2,272,556.99 | INSTALACOES | Benf. Em Imóveis | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 28,496,072.35 | R$ | 7,404,851.95 | INSTALACOES | Edf. e Construções | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 125,300.00 | R$ | 100,240.00 | INSTALACOES | Edf./Const. p. Venda | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 15,834,639.90 | R$ | 3,278,779.52 | INSTALACOES | Instalações | São Paulo | SP |
| Sadia S/A - São Paulo | R$ | 98,698,595.07 | R$ | 43,591,346.66 | MAQ EQUIPS | Maq. & Equipamentos | São Paulo | SP |
| Sadia S/A - Teresina | R$ | 93,115.48 | R$ | 76,044.33 | | Dif. Implant.Software | Teresina | PI |
| Sadia S/A - Teresina | R$ | 5,809.40 | R$ | 4,744.34 | | Instalações/Sistemas | Teresina | PI |
| Sadia S/A - Teresina | R$ | 2,413.70 | R$ | 2,192.43 | | Mov. & Utensílios | Teresina | PI |
| Sadia S/A - Teresina | R$ | 1,573.41 | R$ | 1,416.07 | INSTALACOES | Instalações | Teresina | PI |
| Sadia S/A - Teresina | R$ | 15,212.22 | R$ | 13,583.01 | MAQ EQUIPS | Maq. & Equipamentos | Teresina | PI |
| Sadia S/A - Toledo | R$ | - | R$ | - | | Adiant. a Fornec. | Toledo | PR |
| Sadia S/A - Toledo | R$ | 8,996.82 | R$ | - | | Bens Nat. Permanente | Toledo | PR |
| Sadia S/A - Toledo | R$ | 156,766.50 | R$ | 141,089.84 | | Dif. Implant.Software | Toledo | PR |
| Sadia S/A - Toledo | R$ | 4,278,620.64 | R$ | 3,263,463.02 | | Florest. & Reflor. | Toledo | PR |
| Sadia S/A - Toledo | R$ | 834,032.35 | R$ | 519,989.87 | | Instalações/Sistemas | Toledo | PR |
| Sadia S/A - Toledo | R$ | 807,617.78 | R$ | 678,229.32 | | Mov. & Utensílios | Toledo | PR |
| Sadia S/A - Toledo | R$ | 58,231,749.20 | R$ | 58,231,749.20 | | Obras em Andamento | Toledo | PR |
| Sadia S/A - Toledo | R$ | 7,188,970.52 | R$ | 7,188,970.52 | | Terrenos | Toledo | PR |
| Sadia S/A - Toledo | R$ | 114,208.98 | R$ | 23,575.62 | | Veículos | Toledo | PR |
| Sadia S/A - Toledo | R$ | 9,463,445.93 | R$ | 3,876,490.69 | INSTALACOES | Benf. Em Imóveis | Toledo | PR |
| Sadia S/A - Toledo | R$ | 198,248,071.72 | R$ | 135,422,304.11 | INSTALACOES | Edf. e Construções | Toledo | PR |
| Sadia S/A - Toledo | R$ | 160,442,731.40 | R$ | 97,980,670.99 | INSTALACOES | Instalações | Toledo | PR |
| Sadia S/A - Toledo | R$ | 419,957,166.07 | R$ | 244,442,203.78 | MAQ EQUIPS | Maq. & Equipamentos | Toledo | PR |
| Sadia S/A - Três Passos | R$ | 1,382.68 | R$ | - | | Bens Nat. Permanente | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 1,664,605.83 | R$ | 1,504,677.93 | | Florest. & Reflor. | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 4,250.70 | R$ | 1,062.67 | | Instalações/Sistemas | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 267,368.71 | R$ | 65,211.34 | | Mov. & Utensílios | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 453,293.26 | R$ | 453,293.26 | | Obras em Andamento | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 887,125.67 | R$ | 887,125.67 | | Terrenos | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 15,967.77 | R$ | 15,967.77 | | Terrenos p. Venda | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 138,191.72 | R$ | 17,000.01 | | Veículos | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 4,911,243.94 | R$ | 2,632,687.56 | INSTALACOES | Benf. Em Imóveis | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 29,459,988.05 | R$ | 16,485,203.69 | INSTALACOES | Edf. e Construções | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 8,948,866.86 | R$ | 2,755,789.79 | INSTALACOES | Instalações | Três Passos | RS |
| Sadia S/A - Três Passos | R$ | 19,478,966.81 | R$ | 7,579,155.07 | MAQ EQUIPS | Maq. & Equipamentos | Três Passos | RS |
| Sadia S/A - V.Anastácio | R$ | 1,882.08 | R$ | - | | Bens Nat. Permanente | V. Anastácio | N-IDENT |
| Sadia S/A - V.Anastácio | R$ | 55,696.28 | R$ | 38,488.20 | | Instalações/Sistemas | V. Anastácio | N-IDENT |
| Sadia S/A - V.Anastácio | R$ | 217,499.82 | R$ | 31,364.48 | | Mov. & Utensílios | V. Anastácio | N-IDENT |
| Sadia S/A - V.Anastácio | R$ | 725.57 | R$ | - | | Veículos | V. Anastácio | N-IDENT |
| Sadia S/A - V.Anastácio | R$ | 3,342,467.63 | R$ | 529,725.40 | INSTALACOES | Benf. Em Imóveis | V. Anastácio | N-IDENT |
| Sadia S/A - V.Anastácio | R$ | 9,449,229.28 | R$ | 516.87 | INSTALACOES | Edf. e Construções | V. Anastácio | N-IDENT |
| Sadia S/A - V.Anastácio | R$ | 14,017,804.15 | R$ | 2,104,858.73 | INSTALACOES | Instalações | V. Anastácio | N-IDENT |
| Sadia S/A - V.Anastácio | R$ | 9,173,798.71 | R$ | 827,515.16 | MAQ EQUIPS | Maq. & Equipamentos | V. Anastácio | N-IDENT |
| Sadia S/A - Varzea Grande | R$ | 8,018.93 | R$ | - | | Bens Nat. Permanente | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 2,580,756.36 | R$ | 1,493,921.96 | | Desp. Pré-Operacion. | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 13,760.89 | R$ | 10,320.66 | | Dif. Implant.Software | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 3,976,940.06 | R$ | 3,604,009.37 | | Florest. & Reflor. | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 30,895.93 | R$ | 4,060.23 | | Instalações/Sistemas | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 314,826.91 | R$ | 150,639.16 | | Maq./Equip. p.Venda | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 1,553,350.97 | R$ | 1,010,908.26 | | Mov. & Utensílios | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 8,982,924.42 | R$ | 8,982,924.42 | | Obras em Andamento | Várzea Grande | MT |

| DsLocNeg | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | Accouting Class. | City | State |
|---|---|---|---|---|---|---|---|---|
| Sadia S/A - Varzea Grande | R$ | 900,481.94 | R$ | 900,481.94 | | Terrenos | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 133,079.64 | R$ | 23,883.18 | | Veículos | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 8,547,511.48 | R$ | 3,672,899.54 | INSTALACOES | Benf. Em Imóveis | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 313,248,140.82 | R$ | 266,134,668.48 | INSTALACOES | Edf. e Construções | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 135,614,372.39 | R$ | 86,174,970.63 | INSTALACOES | Instalações | Várzea Grande | MT |
| Sadia S/A - Varzea Grande | R$ | 213,976,080.89 | R$ | 146,340,245.63 | MAQ EQUIPS | Maq. & Equipamentos | Várzea Grande | MT |
| Sadia S/A - Vitória | R$ | - | R$ | - | | Bens Nat. Permanente | Vitória | ES |
| Sadia S/A - Vitória | R$ | 45,674.77 | R$ | 8,536.94 | | Mov. & Utensílios | Vitória | ES |
| Sadia S/A - Vitória | R$ | 73,767.24 | R$ | 73,767.24 | | Obras em Andamento | Vitória | ES |
| Sadia S/A - Vitória | R$ | 69,014.18 | R$ | 46,929.65 | INSTALACOES | Edf./Const. p. Venda | Vitória | ES |
| Sadia S/A - Vitória | R$ | 3,658.38 | R$ | - | INSTALACOES | Instalações | Vitória | ES |
| Sadia S/A - Vitória | R$ | 325,318.90 | R$ | 104,910.48 | MAQ EQUIPS | Maq. & Equipamentos | Vitória | ES |
| Sadia S/A - Xanxerê | R$ | - | R$ | - | | Bens Nat. Permanente | Xanxerê | SC |
| Sadia S/A - Xanxerê | R$ | 11,031.79 | R$ | 2,080.99 | | Mov. & Utensílios | Xanxerê | SC |
| Sadia S/A - Xanxerê | R$ | 71,958.82 | R$ | 71,958.82 | | Terrenos | Xanxerê | SC |
| Sadia S/A - Xanxerê | R$ | - | R$ | - | | Veículos | Xanxerê | SC |
| Sadia S/A - Xanxerê | R$ | 728,572.53 | R$ | 151,831.61 | INSTALACOES | Edf. e Construções | Xanxerê | SC |
| Sadia S/A - Xanxerê | R$ | 432,828.35 | R$ | - | INSTALACOES | Instalações | Xanxerê | SC |
| Sadia S/A - Xanxerê | R$ | 3,897,894.50 | R$ | 231,922.84 | MAQ EQUIPS | Maq. & Equipamentos | Xanxerê | SC |
| Sadia S/A- Ponta Grossa-Massas | R$ | - | R$ | - | | Adiant. a Fornec. | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 908.51 | R$ | - | | Bens Nat. Permanente | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 1,387,003.67 | R$ | 302,474.91 | | Desp. Pré-Operacion. | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 4,785.53 | R$ | 4,633.38 | | Florest. & Reflor. | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 371,583.18 | R$ | 107,135.95 | | Instalações/Sistemas | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 1,550,739.38 | R$ | 598,606.33 | | Mov. & Utensílios | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 1,053,669.78 | R$ | 1,053,669.78 | | Obras em Andamento | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 1,009,127.45 | R$ | 1,009,127.45 | | Terrenos | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 22,673.06 | R$ | - | | Veículos | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 7,172,890.43 | R$ | 4,192,879.58 | INSTALACOES | Benf. Em Imóveis | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 67,421,211.47 | R$ | 47,613,505.69 | INSTALACOES | Edf. e Construções | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 34,965,074.24 | R$ | 14,267,074.61 | INSTALACOES | Instalações | Ponta Grossa | PR |
| Sadia S/A- Ponta Grossa-Massas | R$ | 111,220,129.67 | R$ | 48,858,812.30 | MAQ EQUIPS | Maq. & Equipamentos | Ponta Grossa | PR |
| Sadia S/A -Vitória Santo Antão | R$ | 43,220.39 | R$ | 8,095.09 | | Bens Nat. Permanente | Vitória de Santo Antão | PE |
| Sadia S/A -Vitória Santo Antão | R$ | 185,547.19 | R$ | 160,807.57 | | Desp. Pré-Operacion. | Vitória de Santo Antão | PE |
| Sadia S/A -Vitória Santo Antão | R$ | 7,533,817.62 | R$ | 7,533,347.87 | | Dif.Projetos c/ Gast | Vitória de Santo Antão | PE |
| Sadia S/A -Vitória Santo Antão | R$ | 382,227.47 | R$ | 382,227.47 | | Florest. & Reflor. | Vitória de Santo Antão | PE |
| Sadia S/A -Vitória Santo Antão | R$ | 193,885,277.50 | R$ | 193,885,277.50 | | Obras em Andamento | Vitória de Santo Antão | PE |
| Sadia S/A -Vitória Santo Antão | R$ | 4,227,999.99 | R$ | 4,227,999.99 | | Terrenos | Vitória de Santo Antão | PE |
| Sadia S/A -Vitória Santo Antão | R$ | 11,806,325.89 | R$ | 11,806,325.89 | INSTALACOES | Edf. e Construções | Vitória de Santo Antão | PE |
| Sadia S/A -Vitória Santo Antão | R$ | 372,616.42 | R$ | 372,616.42 | MAQ EQUIPS | Maq. & Equipamentos | Vitória de Santo Antão | PE |
| | | | | | | | | |
| | R$ | 7,966,083,647.62 | R$ | 5,262,654,009.71 | | | | |

| Company | Fixed Assets | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|---|---|
| BATAVO/BATÁVIA | Divisão 1005 Frigorífico Batávia | R$ | 1,315.72 | R$ | 629.00 | Móveis e Utensílios | Cidade Não Identificada | N-IDENT |
| BATAVO/BATÁVIA | Divisão 1005 Frigorífico Batávia | R$ | 7,496.31 | R$ | 5,482.00 | Floresta e Reflorestamento | Cidade Não Identificada | N-IDENT |
| BATAVO/BATÁVIA | Divisão 1005 Frigorífico Batávia | R$ | 68,640.00 | R$ | 57,200.00 | Veículos | Cidade Não Identificada | N-IDENT |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 532,624.00 | R$ | 133,930.00 | Veículos | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 1,186,181.06 | R$ | 434,498.83 | Intangíveis - Marcas e Patentes | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 1,942,117.50 | R$ | 1,942,117.50 | Terrenos | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 2,421,339.57 | R$ | 1,069,282.00 | Móveis e Utensílios | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 6,072,228.49 | R$ | 660,033.00 | Equips. Informática | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 6,669,138.38 | R$ | 3,167,659.55 | Floresta e Reflorestamento | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 36,698,596.44 | R$ | 36,698,596.44 | Imobilizado em Andamento | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 88,015,955.74 | R$ | 31,737,041.47 | Instalações | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6701 Indústria Carambei - Batávia | R$ | 148,772,909.02 | R$ | 62,766,223.67 | Equipamentos | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6702 Indústria Concórdia - Batávia | R$ | 131,026.86 | R$ | 43,573.00 | Equips. Informática | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 6702 Indústria Concórdia - Batávia | R$ | 136,257.02 | R$ | 122,631.32 | Benfeitorias em Imóveis | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 6702 Indústria Concórdia - Batávia | R$ | 143,490.53 | R$ | 97,993.00 | Móveis e Utensílios | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 6702 Indústria Concórdia - Batávia | R$ | 193,938.12 | R$ | 8,530.00 | Veículos | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 6702 Indústria Concórdia - Batávia | R$ | 283,281.69 | R$ | 283,281.69 | Imobilizado em Andamento | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 6702 Indústria Concórdia - Batávia | R$ | 2,640,234.30 | R$ | 2,640,234.30 | Terrenos | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 6702 Indústria Concórdia - Batávia | R$ | 12,604,087.44 | R$ | 6,710,565.64 | Instalações | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 6702 Indústria Concórdia - Batávia | R$ | 18,213,299.32 | R$ | 4,563,728.01 | Equipamentos | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 6703 Entr.Campo Erê - Batávia | R$ | - | R$ | - | Imobilizado em Andamento | Campo Erê | SC |
| BATAVO/BATÁVIA | Divisão 6703 Entr.Campo Erê - Batávia | R$ | 4,712.58 | R$ | 886.00 | Móveis e Utensílios | Campo Erê | SC |
| BATAVO/BATÁVIA | Divisão 6703 Entr.Campo Erê - Batávia | R$ | 86,460.13 | R$ | - | Veículos | Campo Erê | SC |
| BATAVO/BATÁVIA | Divisão 6703 Entr.Campo Erê - Batávia | R$ | 121,056.48 | R$ | - | Equipamentos | Campo Erê | SC |
| BATAVO/BATÁVIA | Divisão 6703 Entr.Campo Erê - Batávia | R$ | 228,872.45 | R$ | 225,698.22 | Equips. Informática | Campo Erê | SC |
| BATAVO/BATÁVIA | Divisão 6703 Entr.Campo Erê - Batávia | R$ | 409,253.53 | R$ | 212,811.84 | Instalações | Campo Erê | SC |
| BATAVO/BATÁVIA | Divisão 6704 Entr.Planalto Alegre - Batávia | R$ | 210.17 | R$ | 6.00 | Móveis e Utensílios | Planalto Alegre | SC |
| BATAVO/BATÁVIA | Divisão 6704 Entr.Planalto Alegre - Batávia | R$ | 42,325.77 | R$ | - | Veículos | Planalto Alegre | SC |
| BATAVO/BATÁVIA | Divisão 6704 Entr.Planalto Alegre - Batávia | R$ | 121,235.67 | R$ | 479.68 | Equipamentos | Planalto Alegre | SC |
| BATAVO/BATÁVIA | Divisão 6704 Entr.Planalto Alegre - Batávia | R$ | 231,183.89 | R$ | 229,925.66 | Equips. Informática | Planalto Alegre | SC |
| BATAVO/BATÁVIA | Divisão 6704 Entr.Planalto Alegre - Batávia | R$ | 356,553.97 | R$ | 185,408.06 | Instalações | Planalto Alegre | SC |
| BATAVO/BATÁVIA | Divisão 6705 Entr.S.Miguel D'oeste-Batávia | R$ | 937.49 | R$ | 136.00 | Móveis e Utensílios | São Miguel do Oeste | SC |
| BATAVO/BATÁVIA | Divisão 6705 Entr.S.Miguel D'oeste-Batávia | R$ | 143,566.14 | R$ | 143,566.14 | Imobilizado em Andamento | São Miguel do Oeste | SC |
| BATAVO/BATÁVIA | Divisão 6705 Entr.S.Miguel D'oeste-Batávia | R$ | 245,274.98 | R$ | - | Equipamentos | São Miguel do Oeste | SC |
| BATAVO/BATÁVIA | Divisão 6705 Entr.S.Miguel D'oeste-Batávia | R$ | 438,841.39 | R$ | 438,841.39 | Terrenos | São Miguel do Oeste | SC |
| BATAVO/BATÁVIA | Divisão 6705 Entr.S.Miguel D'oeste-Batávia | R$ | 674,050.81 | R$ | 350,653.42 | Instalações | São Miguel do Oeste | SC |
| BATAVO/BATÁVIA | Divisão 6706 Entr.São João - Batávia | R$ | 18,704.74 | R$ | - | Equipamentos | São João do Oeste | SC |
| BATAVO/BATÁVIA | Divisão 6706 Entr.São João - Batávia | R$ | 493,443.98 | R$ | 493,443.98 | Terrenos | São João do Oeste | SC |
| BATAVO/BATÁVIA | Divisão 6706 Entr.São João - Batávia | R$ | 685,342.94 | R$ | 356,378.33 | Instalações | São João do Oeste | SC |
| BATAVO/BATÁVIA | Divisão 6707 Entr.Campos Novos - Batávia | R$ | 33,131.07 | R$ | - | Equipamentos | Campos Novos | SC |
| BATAVO/BATÁVIA | Divisão 6707 Entr.Campos Novos - Batávia | R$ | 1,019,298.78 | R$ | 1,019,298.78 | Terrenos | Campos Novos | SC |
| BATAVO/BATÁVIA | Divisão 6707 Entr.Campos Novos - Batávia | R$ | 1,566,916.24 | R$ | 814,796.45 | Instalações | Campos Novos | SC |
| BATAVO/BATÁVIA | Divisão 6751 Escr.Coml Vila Olimpia-Batávia | R$ | 75,554.44 | R$ | 49,493.00 | Móveis e Utensílios | Cidade Não Identificada | N-IDENT |
| BATAVO/BATÁVIA | Divisão 6751 Escr.Coml Vila Olimpia-Batávia | R$ | 145,570.40 | R$ | 87,342.24 | Equipamentos | Cidade Não Identificada | N-IDENT |
| BATAVO/BATÁVIA | Divisão 6751 Escr.Coml Vila Olimpia-Batávia | R$ | 360,440.20 | R$ | 141,445.00 | Equips. Informática | Cidade Não Identificada | N-IDENT |
| BATAVO/BATÁVIA | Divisão 6801 F. Itapecerica - Batávia | R$ | 1,020.50 | R$ | 510.25 | Equipamentos | Itapecerica da Serra | SP |
| BATAVO/BATÁVIA | Divisão 6801 F. Itapecerica - Batávia | R$ | 22,987.24 | R$ | 9,962.00 | Móveis e Utensílios | Itapecerica da Serra | SP |
| BATAVO/BATÁVIA | Divisão 6801 F. Itapecerica - Batávia | R$ | 39,629.61 | R$ | 28,851.48 | Instalações | Itapecerica da Serra | SP |
| BATAVO/BATÁVIA | Divisão 6801 F. Itapecerica - Batávia | R$ | 136,024.75 | R$ | 20,823.00 | Equips. Informática | Itapecerica da Serra | SP |
| BATAVO/BATÁVIA | Divisão 6802 F. Rio De Janeiro - Batávia | R$ | 28,758.43 | R$ | 6,763.00 | Equips. Informática | Rio de Janeiro | RJ |
| BATAVO/BATÁVIA | Divisão 6802 F. Rio De Janeiro - Batávia | R$ | 31,138.44 | R$ | 22,896.00 | Móveis e Utensílios | Rio de Janeiro | RJ |
| BATAVO/BATÁVIA | Divisão 6802 F. Rio De Janeiro - Batávia | R$ | 106,997.75 | R$ | 106,997.75 | Imobilizado em Andamento | Rio de Janeiro | RJ |
| BATAVO/BATÁVIA | Divisão 6802 F. Rio De Janeiro - Batávia | R$ | 4,676,951.85 | R$ | 4,208,531.32 | Equipamentos | Rio de Janeiro | RJ |
| BATAVO/BATÁVIA | Divisão 6803 F. Contagem - Batávia | R$ | 6,378.50 | R$ | 3,217.00 | Móveis e Utensílios | Contagem | MG |
| BATAVO/BATÁVIA | Divisão 6803 F. Contagem - Batávia | R$ | 27,529.41 | R$ | 5,015.00 | Equips. Informática | Contagem | MG |
| BATAVO/BATÁVIA | Divisão 6804 F. Jundiai - Batávia | R$ | 68,869.18 | R$ | 48,208.43 | Equipamentos | Jundiaí | SP |
| BATAVO/BATÁVIA | Divisão 6805 F. Itarare - Batávia | R$ | 755.10 | R$ | - | Equips. Informática | Itararé | SP |
| BATAVO/BATÁVIA | Divisão 6806 F. Ourinhos - Batávia | R$ | 1,840.00 | R$ | 1,362.00 | Móveis e Utensílios | Ourinhos | SP |
| BATAVO/BATÁVIA | Divisão 6806 F. Ourinhos - Batávia | R$ | 27,464.16 | R$ | 3,495.00 | Equips. Informática | Ourinhos | SP |
| BATAVO/BATÁVIA | Divisão 6811 F. Recife - Batávia | R$ | 3,320.57 | R$ | 1,660.28 | Equipamentos | Recife | PE |
| BATAVO/BATÁVIA | Divisão 6811 F. Recife - Batávia | R$ | 3,586.53 | R$ | 2,081.00 | Móveis e Utensílios | Recife | PE |
| BATAVO/BATÁVIA | Divisão 6811 F. Recife - Batávia | R$ | 44,651.94 | R$ | 10,907.00 | Equips. Informática | Recife | PE |
| BATAVO/BATÁVIA | Divisão 6812 F. Salvador - Batávia | R$ | 6,349.54 | R$ | 4,011.00 | Móveis e Utensílios | Salvador | BA |
| BATAVO/BATÁVIA | Divisão 6812 F. Salvador - Batávia | R$ | 6,710.01 | R$ | 1,258.00 | Equips. Informática | Salvador | BA |
| BATAVO/BATÁVIA | Divisão 6814 F. Brasilia - Batávia | R$ | 20,154.19 | R$ | 4,449.00 | Equips. Informática | Brasília | DF |
| BATAVO/BATÁVIA | Divisão 6815 F. Goias - Batávia | R$ | 10,272.40 | R$ | 4,855.00 | Móveis e Utensílios | Aparecida de Goiânia | GO |
| BATAVO/BATÁVIA | Divisão 6815 F. Goias - Batávia | R$ | 15,343.82 | R$ | 3,794.00 | Equips. Informática | Aparecida de Goiânia | GO |
| BATAVO/BATÁVIA | Divisão 6821 F. São Jose - Batávia | R$ | 1,908.84 | R$ | 1,006.00 | Móveis e Utensílios | São José | SC |
| BATAVO/BATÁVIA | Divisão 6821 F. São Jose - Batávia | R$ | 4,896.99 | R$ | 2,742.31 | Instalações | São José | SC |
| BATAVO/BATÁVIA | Divisão 6821 F. São Jose - Batávia | R$ | 23,029.40 | R$ | 3,603.00 | Equips. Informática | São José | SC |
| BATAVO/BATÁVIA | Divisão 6822 F. Cachoeirinha - Batávia | R$ | 879.20 | R$ | 527.52 | Equipamentos | Cachoeirinha | RS |
| BATAVO/BATÁVIA | Divisão 6822 F. Cachoeirinha - Batávia | R$ | 9,614.53 | R$ | 5,055.00 | Móveis e Utensílios | Cachoeirinha | RS |
| BATAVO/BATÁVIA | Divisão 6822 F. Cachoeirinha - Batávia | R$ | 48,280.58 | R$ | 4,277.00 | Equips. Informática | Cachoeirinha | RS |
| BATAVO/BATÁVIA | Divisão 6823 F. Colombo - Batávia | R$ | 19,530.84 | R$ | 9,892.00 | Móveis e Utensílios | Colombo | PR |
| BATAVO/BATÁVIA | Divisão 6823 F. Colombo - Batávia | R$ | 83,748.99 | R$ | 10,664.00 | Equips. Informática | Colombo | PR |
| BATAVO/BATÁVIA | Divisão 6823 F. Colombo - Batávia | R$ | 2,488,971.40 | R$ | 10,709.22 | Equipamentos | Colombo | PR |
| BATAVO/BATÁVIA | Divisão 6824 F. Santa Maria - Batávia | R$ | 2,152.00 | R$ | 680.00 | Equips. Informática | Santa Maria | RS |
| BATAVO/BATÁVIA | Divisão 6825 F. Carambeí - Batávia | R$ | 16,127.26 | R$ | 7,943.00 | Móveis e Utensílios | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6825 F. Carambeí - Batávia | R$ | 142,866.95 | R$ | 142,866.95 | Terrenos | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6825 F. Carambeí - Batávia | R$ | 179,850.20 | R$ | 6,479.00 | Equips. Informática | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6825 F. Carambeí - Batávia | R$ | 259,360.11 | R$ | 39,263.53 | Equipamentos | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6825 F. Carambeí - Batávia | R$ | 1,591,764.17 | R$ | 499,077.33 | Instalações | Carambeí | PR |
| BATAVO/BATÁVIA | Divisão 6826 F. Concórdia - Batávia | R$ | 4,162.34 | R$ | 1,691.00 | Equips. Informática | Concórdia | SC |
| BATAVO/BATÁVIA | Divisão 8001 F. São Paulo Batavo | R$ | 951.39 | R$ | 665.97 | Equipamentos | São Paulo | SP |
| BATAVO/BATÁVIA | Divisão 8001 F. São Paulo Batavo | R$ | 3,730.89 | R$ | 2,710.00 | Equips. Informática | São Paulo | SP |
| BATAVO/BATÁVIA | Divisão 8001 F. São Paulo Batavo | R$ | 56,455.01 | R$ | 14,114.00 | Veículos | São Paulo | SP |
| BATAVO/BATÁVIA | Divisão 8001 F. São Paulo Batavo | R$ | 101,462.61 | R$ | 37,901.00 | Móveis e Utensílios | São Paulo | SP |
| BATAVO/BATÁVIA | Divisão 8002 F. Bauru Batavo | R$ | 2,394.56 | R$ | 2,155.11 | Equipamentos | Bauru | SP |
| BATAVO/BATÁVIA | Divisão 8002 F. Bauru Batavo | R$ | 12,039.97 | R$ | 5,764.00 | Móveis e Utensílios | Bauru | SP |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| BATAVO/BATÁVIA | Divisão 8002 F. Bauru Batavo | R$ 12,664.72 | R$ 2,271.00 | Equips. Informática | Bauru | SP |
| BATAVO/BATÁVIA | Divisão 8002 F. Bauru Batavo | R$ 56,442.40 | R$ 15,991.00 | Veículos | Bauru | SP |
| BATAVO/BATÁVIA | Divisão 8004 F. Santos Batavo | R$ 1,833.38 | R$ 294.00 | Móveis e Utensílios | Santos | SP |
| BATAVO/BATÁVIA | Divisão 8004 F. Santos Batavo | R$ 5,104.02 | R$ 2,890.00 | Equips. Informática | Santos | SP |
| BATAVO/BATÁVIA | Divisão 8005 F. Campinas Batavo | R$ 4,987.56 | R$ 2,992.54 | Equipamentos | Campinas | SP |
| BATAVO/BATÁVIA | Divisão 8005 F. Campinas Batavo | R$ 8,622.38 | R$ 6,438.00 | Equips. Informática | Campinas | SP |
| BATAVO/BATÁVIA | Divisão 8005 F. Campinas Batavo | R$ 11,059.64 | R$ 3,880.00 | Móveis e Utensílios | Campinas | SP |
| BATAVO/BATÁVIA | Divisão 8020 F. Videira Batavo | R$ 2,207.23 | R$ 1,782.00 | Móveis e Utensílios | Videira | SC |
| BATAVO/BATÁVIA | Divisão 8020 F. Videira Batavo | R$ 20,417.74 | R$ 6,427.00 | Equips. Informática | Videira | SC |
| BATAVO/BATÁVIA | Divisão 8024 F. Porto Alegre Batavo | R$ 3,774.62 | R$ 2,242.00 | Móveis e Utensílios | Porto Alegre | RS |
| BATAVO/BATÁVIA | Divisão 8024 F. Porto Alegre Batavo | R$ 35,407.89 | R$ 11,497.00 | Equips. Informática | Porto Alegre | RS |
| BATAVO/BATÁVIA | Divisão 8028 F.São José dos Pinhais Batavo | R$ 6,530.35 | R$ 2,275.00 | Equips. Informática | São José dos Pinhais | PR |
| BATAVO/BATÁVIA | Divisão 8028 F.São José dos Pinhais Batavo | R$ 21,556.88 | R$ 3,769.00 | Móveis e Utensílios | São José dos Pinhais | PR |
| BATAVO/BATÁVIA | Divisão 8028 F.São José dos Pinhais Batavo | R$ 59,000.00 | R$ 16,717.00 | Veículos | São José dos Pinhais | PR |
| BATAVO/BATÁVIA | Divisão 8050 F. Rio de Janeiro Batavo | R$ 11,371.86 | R$ 2,271.00 | Equips. Informática | Rio de Janeiro | RJ |
| BATAVO/BATÁVIA | Divisão 8050 F. Rio de Janeiro Batavo | R$ 14,291.00 | R$ 7,642.00 | Móveis e Utensílios | Rio de Janeiro | RJ |
| BATAVO/BATÁVIA | Divisão 8050 F. Rio de Janeiro Batavo | R$ 61,500.00 | R$ 17,425.00 | Veículos | Rio de Janeiro | RJ |
| BATAVO/BATÁVIA | Divisão 8051 F. Belo Horizonte Batavo | R$ 2,625.04 | R$ 2,100.03 | Equipamentos | Belo Horizonte | MG |
| BATAVO/BATÁVIA | Divisão 8051 F. Belo Horizonte Batavo | R$ 4,850.05 | R$ 2,859.00 | Móveis e Utensílios | Belo Horizonte | MG |
| BATAVO/BATÁVIA | Divisão 8051 F. Belo Horizonte Batavo | R$ 77,294.42 | R$ 29,521.00 | Equips. Informática | Belo Horizonte | MG |
| BATAVO/BATÁVIA | Divisão 8080 F. Brasilia Batavo | R$ 3,408.00 | R$ 2,271.00 | Equips. Informática | Brasília | DF |
| BATAVO/BATÁVIA | Divisão 8080 F. Brasilia Batavo | R$ 15,978.47 | R$ 6,105.00 | Móveis e Utensílios | Brasília | DF |
| BATAVO/BATÁVIA | Divisão 8080 F. Brasilia Batavo | R$ 62,000.00 | R$ 14,467.00 | Veículos | Brasília | DF |
| BATAVO/BATÁVIA | Divisão 8082 F. Recife Batavo | R$ 3,284.46 | R$ 2,113.00 | Móveis e Utensílios | Recife | PE |
| BATAVO/BATÁVIA | Divisão 8082 F. Recife Batavo | R$ 27,803.39 | R$ 13,606.00 | Equips. Informática | Recife | PE |
| BATAVO/BATÁVIA | Divisão 8082 F. Recife Batavo | R$ 45,442.98 | R$ 34,081.00 | Veículos | Recife | PE |
| BATAVO/BATÁVIA | Divisão 8084 F. Salvador Batavo | R$ - | R$ - | Imobilizado em Andamento | Salvador | BA |
| BATAVO/BATÁVIA | Divisão 8084 F. Salvador Batavo | R$ 2,698.61 | R$ 1,735.00 | Móveis e Utensílios | Salvador | BA |
| BATAVO/BATÁVIA | Divisão 8084 F. Salvador Batavo | R$ 7,819.21 | R$ 6,766.85 | Equipamentos | Salvador | BA |
| BATAVO/BATÁVIA | Divisão 8084 F. Salvador Batavo | R$ 74,347.72 | R$ 30,054.00 | Equips. Informática | Salvador | BA |
| BATAVO/BATÁVIA | Divisão 8086 F. Belém Batavo | R$ 365.23 | R$ - | Equips. Informática | Belém | PA |
| BATAVO/BATÁVIA | Divisão 8086 F. Belém Batavo | R$ 3,335.29 | R$ 333.53 | Equipamentos | Belém | PA |
| BATAVO/BATÁVIA | Divisão 8088 CD Rio Verde Batavo | R$ 605.32 | R$ 292.00 | Móveis e Utensílios | Rio Verde | GO |
| ELEVA | Divisão 0288 C. Grãos Guarapuava (Eleva) | R$ 15,665.71 | R$ - | Veículos | Guarapuava | PR |
| ELEVA | Divisão 0288 C. Grãos Guarapuava (Eleva) | R$ 28,041.86 | R$ 1,213.00 | Móveis e Utensílios | Guarapuava | PR |
| ELEVA | Divisão 0288 C. Grãos Guarapuava (Eleva) | R$ 928,754.91 | R$ 928,754.91 | Terrenos | Guarapuava | PR |
| ELEVA | Divisão 0288 C. Grãos Guarapuava (Eleva) | R$ 6,363,742.67 | R$ 484,935.54 | Equipamentos | Guarapuava | PR |
| ELEVA | Divisão 0288 C. Grãos Guarapuava (Eleva) | R$ 6,563,086.54 | R$ 2,499,453.60 | Instalações | Guarapuava | PR |
| ELEVA | Divisão 6856 CD Esteio-Eleva Lácteos | R$ 855.00 | R$ - | Intangíveis - Software | Esteio | RS |
| ELEVA | Divisão 6856 CD Esteio-Eleva Lácteos | R$ 6,412.73 | R$ 5,130.18 | Instalações | Esteio | RS |
| ELEVA | Divisão 6856 CD Esteio-Eleva Lácteos | R$ 13,775.68 | R$ 2,504.00 | Móveis e Utensílios | Esteio | RS |
| ELEVA | Divisão 6856 CD Esteio-Eleva Lácteos | R$ 113,705.70 | R$ 44,928.19 | Equipamentos | Esteio | RS |
| ELEVA | Divisão 6857 CD Rio de Janeiro-Eleva Lácteo | R$ 29,893.40 | R$ 28,373.00 | Intangíveis - Software | Rio de Janeiro | RJ |
| ELEVA | Divisão 6857 CD Rio de Janeiro-Eleva Lácteo | R$ 115,339.82 | R$ 27,207.00 | Móveis e Utensílios | Rio de Janeiro | RJ |
| ELEVA | Divisão 6857 CD Rio de Janeiro-Eleva Lácteo | R$ 279,196.44 | R$ 120,947.59 | Equipamentos | Rio de Janeiro | RJ |
| ELEVA | Divisão 6857 CD Rio de Janeiro-Eleva Lácteo | R$ 444,536.70 | R$ 147,953.86 | Instalações | Rio de Janeiro | RJ |
| ELEVA | Divisão 6858 CD Embu-Eleva Lácteos | R$ 50,075.05 | R$ 1,537.00 | Móveis e Utensílios | Embu | INTL |
| ELEVA | Divisão 6858 CD Embu-Eleva Lácteos | R$ 90,316.46 | R$ 90,316.46 | Terrenos | Embu | INTL |
| ELEVA | Divisão 6858 CD Embu-Eleva Lácteos | R$ 787,932.05 | R$ 509,296.62 | Equipamentos | Embu | INTL |
| ELEVA | Divisão 6858 CD Embu-Eleva Lácteos | R$ 2,203,649.00 | R$ 1,718,767.76 | Instalações | Embu | INTL |
| ELEVA/BATAVO | Divisão 6714 Industria Lacteos Teutônia | R$ 35,990.51 | R$ 12,895.00 | Intangíveis - Software | Julio de Castilhos | RS |
| ELEVA/BATAVO | Divisão 6714 Industria Lacteos Teutônia | R$ 109,405.01 | R$ - | Veículos | Julio de Castilhos | RS |
| ELEVA/BATAVO | Divisão 6714 Industria Lacteos Teutônia | R$ 405,699.81 | R$ 216,784.00 | Móveis e Utensílios | Julio de Castilhos | RS |
| ELEVA/BATAVO | Divisão 6714 Industria Lacteos Teutônia | R$ 435,375.29 | R$ 435,375.29 | Imobilizado em Andamento | Julio de Castilhos | RS |
| ELEVA/BATAVO | Divisão 6714 Industria Lacteos Teutônia | R$ 1,316,104.57 | R$ 1,316,104.57 | Terrenos | Julio de Castilhos | RS |
| ELEVA/BATAVO | Divisão 6714 Industria Lacteos Teutônia | R$ 54,460,462.46 | R$ 33,887,531.07 | Instalações | Julio de Castilhos | RS |
| ELEVA/BATAVO | Divisão 6714 Industria Lacteos Teutônia | R$ 124,061,733.77 | R$ 29,977,379.81 | Equipamentos | Julio de Castilhos | RS |
| ELEVA/BATAVO | Divisão 6715 Industria Lacteos São Lourenço | R$ 1.32 | R$ 1.32 | Imobilizado em Andamento | São Lourenço do Sul | RS |
| ELEVA/BATAVO | Divisão 6715 Industria Lacteos São Lourenço | R$ 9,737.64 | R$ - | Veículos | São Lourenço do Sul | RS |
| ELEVA/BATAVO | Divisão 6715 Industria Lacteos São Lourenço | R$ 116,025.64 | R$ 31,482.00 | Móveis e Utensílios | São Lourenço do Sul | RS |
| ELEVA/BATAVO | Divisão 6715 Industria Lacteos São Lourenço | R$ 192,406.89 | R$ 192,406.89 | Terrenos | São Lourenço do Sul | RS |
| ELEVA/BATAVO | Divisão 6715 Industria Lacteos São Lourenço | R$ 5,196,643.46 | R$ 3,032,623.22 | Instalações | São Lourenço do Sul | RS |
| ELEVA/BATAVO | Divisão 6715 Industria Lacteos São Lourenço | R$ 5,281,589.44 | R$ 1,543,843.07 | Equipamentos | São Lourenço do Sul | RS |
| ELEVA/BATAVO | Divisão 6720 Industria Lacteos Santa Rosa | R$ 2,468.05 | R$ 1,437.00 | Intangíveis - Software | Santa Rosa | RS |
| ELEVA/BATAVO | Divisão 6720 Industria Lacteos Santa Rosa | R$ 51,318.85 | R$ - | Veículos | Santa Rosa | RS |
| ELEVA/BATAVO | Divisão 6720 Industria Lacteos Santa Rosa | R$ 144,287.14 | R$ 33,684.00 | Móveis e Utensílios | Santa Rosa | RS |
| ELEVA/BATAVO | Divisão 6720 Industria Lacteos Santa Rosa | R$ 239,903.13 | R$ 239,903.13 | Terrenos | Santa Rosa | RS |
| ELEVA/BATAVO | Divisão 6720 Industria Lacteos Santa Rosa | R$ 5,988,307.21 | R$ 2,766,785.43 | Equipamentos | Santa Rosa | RS |
| ELEVA/BATAVO | Divisão 6720 Industria Lacteos Santa Rosa | R$ 10,913,299.88 | R$ 5,315,067.17 | Instalações | Santa Rosa | RS |
| ELEVA/BATAVO | Divisão 6722 Industria Lacteos Três de Maio | R$ 100.80 | R$ 81.00 | Veículos | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6722 Industria Lacteos Três de Maio | R$ 536.26 | R$ 536.26 | Floresta e Reflorestamento | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6722 Industria Lacteos Três de Maio | R$ 3,454.69 | R$ - | Intangíveis - Software | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6722 Industria Lacteos Três de Maio | R$ 85,298.65 | R$ 32,053.00 | Móveis e Utensílios | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6722 Industria Lacteos Três de Maio | R$ 476,378.55 | R$ 476,378.55 | Terrenos | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6722 Industria Lacteos Três de Maio | R$ 1,203,996.82 | R$ 1,203,996.82 | Imobilizado em Andamento | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6722 Industria Lacteos Três de Maio | R$ 5,936,791.28 | R$ 3,627,623.31 | Instalações | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6722 Industria Lacteos Três de Maio | R$ 6,137,185.58 | R$ 1,815,136.26 | Equipamentos | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6725 Industria Lacteos Ijuí | R$ 664.00 | R$ - | Veículos | Ijuí | RS |
| ELEVA/BATAVO | Divisão 6725 Industria Lacteos Ijuí | R$ 17,130.05 | R$ 17,130.05 | Floresta e Reflorestamento | Ijuí | RS |
| ELEVA/BATAVO | Divisão 6725 Industria Lacteos Ijuí | R$ 239,552.08 | R$ 151,353.00 | Móveis e Utensílios | Ijuí | RS |
| ELEVA/BATAVO | Divisão 6725 Industria Lacteos Ijuí | R$ 835,090.25 | R$ 835,090.25 | Terrenos | Ijuí | RS |
| ELEVA/BATAVO | Divisão 6725 Industria Lacteos Ijuí | R$ 1,281,683.69 | R$ 1,281,683.69 | Imobilizado em Andamento | Ijuí | RS |
| ELEVA/BATAVO | Divisão 6725 Industria Lacteos Ijuí | R$ 26,819,275.62 | R$ 20,618,391.17 | Instalações | Ijuí | RS |
| ELEVA/BATAVO | Divisão 6725 Industria Lacteos Ijuí | R$ 38,300,546.98 | R$ 17,501,858.82 | Equipamentos | Ijuí | RS |
| ELEVA/BATAVO | Divisão 6727 Ind. Lacteos Itatiba-Malibu | R$ 31,837.99 | R$ 27,646.68 | Equipamentos | Embu | SP |
| ELEVA/BATAVO | Divisão 6727 Ind. Lacteos Itatiba-Malibu | R$ 2,596,033.05 | R$ 2,596,033.05 | Imobilizado em Andamento | Embu | SP |
| ELEVA/BATAVO | Divisão 6730 Industria Lacteos Rio Casca | R$ 55,239.83 | R$ 55,239.83 | Terrenos | Rio Casca | MG |
| ELEVA/BATAVO | Divisão 6730 Industria Lacteos Rio Casca | R$ 265,849.99 | R$ 27,087.00 | Veículos | Rio Casca | MG |
| ELEVA/BATAVO | Divisão 6730 Industria Lacteos Rio Casca | R$ 307,095.49 | R$ 63,377.00 | Móveis e Utensílios | Rio Casca | MG |

| Company | Fixed Assets | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|---|---|
| ELEVA/BATAVO | Divisão 6730 Industria Lacteos Rio Casca | R$ | 3,750,720.35 | R$ | 49,918.52 | Instalações | Rio Casca | MG |
| ELEVA/BATAVO | Divisão 6730 Industria Lacteos Rio Casca | R$ | 10,459,896.65 | R$ | 3,167,030.68 | Equipamentos | Rio Casca | MG |
| ELEVA/BATAVO | Divisão 6731 Industria Lacteos Ravena | R$ | 91,009.93 | R$ | 91,009.93 | Terrenos | Sabará | MG |
| ELEVA/BATAVO | Divisão 6731 Industria Lacteos Ravena | R$ | 263,951.28 | R$ | 76,633.00 | Móveis e Utensílios | Sabará | MG |
| ELEVA/BATAVO | Divisão 6731 Industria Lacteos Ravena | R$ | 5,495,478.64 | R$ | 38,855.77 | Instalações | Sabará | MG |
| ELEVA/BATAVO | Divisão 6731 Industria Lacteos Ravena | R$ | 33,621,457.28 | R$ | 6,031,091.11 | Equipamentos | Sabará | MG |
| ELEVA/BATAVO | Divisão 6732 Ind Lacteos Três de Maio | R$ | 16,986,919.67 | R$ | 16,986,919.67 | Imobilizado em Andamento | Três de Maio | RS |
| ELEVA/BATAVO | Divisão 6879 Vendas Lácteos BH - Cotochés | R$ | 3,415.09 | R$ | 1,358.00 | Móveis e Utensílios | Ravena | MG |
| ELEVA/BATAVO | Divisão 6879 Vendas Lácteos BH - Cotochés | R$ | 5,044.04 | R$ | 2,522.02 | Equipamentos | Ravena | MG |
| ELEVA/BATAVO | Divisão 6881 Vendas Lácteos BA - Cotochés | R$ | 310.49 | R$ | - | Equipamentos | Ravena | MG |
| ELEVA/BATAVO | Divisão 6881 Vendas Lácteos BA - Cotochés | R$ | 1,261.14 | R$ | 56.00 | Móveis e Utensílios | Ravena | MG |
| PERDIGÃO | Divisão 0001 F. Vendas São Paulo | R$ | 2,098.71 | R$ | 209.87 | Benfeitorias em Imóveis | São Paulo | SP |
| PERDIGÃO | Divisão 0001 F. Vendas São Paulo | R$ | 471,185.68 | R$ | 291,997.00 | Veículos | São Paulo | SP |
| PERDIGÃO | Divisão 0001 F. Vendas São Paulo | R$ | 492,870.40 | R$ | 234,603.00 | Móveis e Utensílios | São Paulo | SP |
| PERDIGÃO | Divisão 0001 F. Vendas São Paulo | R$ | 2,194,842.91 | R$ | 458,679.00 | Equips. Informática | São Paulo | SP |
| PERDIGÃO | Divisão 0001 F. Vendas São Paulo | R$ | 5,332,801.66 | R$ | 2,274,612.05 | Equipamentos | São Paulo | SP |
| PERDIGÃO | Divisão 0001 F. Vendas São Paulo | R$ | 10,965,977.43 | R$ | 5,312,313.67 | Instalações | São Paulo | SP |
| PERDIGÃO | Divisão 0001 F. Vendas São Paulo | R$ | 17,735,057.07 | R$ | 17,735,057.07 | Imobilizado em Andamento | São Paulo | SP |
| PERDIGÃO | Divisão 0002 F. Vendas Bauru | R$ | 14,892.12 | R$ | 14,892.12 | Imobilizado em Andamento | Bauru | SP |
| PERDIGÃO | Divisão 0002 F. Vendas Bauru | R$ | 52,292.06 | R$ | 32,420.00 | Móveis e Utensílios | Bauru | SP |
| PERDIGÃO | Divisão 0002 F. Vendas Bauru | R$ | 114,016.76 | R$ | 97,206.39 | Benfeitorias em Imóveis | Bauru | SP |
| PERDIGÃO | Divisão 0002 F. Vendas Bauru | R$ | 152,345.78 | R$ | 48,646.00 | Veículos | Bauru | SP |
| PERDIGÃO | Divisão 0002 F. Vendas Bauru | R$ | 246,560.26 | R$ | 162,928.00 | Equips. Informática | Bauru | SP |
| PERDIGÃO | Divisão 0002 F. Vendas Bauru | R$ | 610,377.78 | R$ | 610,377.78 | Terrenos | Bauru | SP |
| PERDIGÃO | Divisão 0002 F. Vendas Bauru | R$ | 935,058.68 | R$ | 609,805.55 | Equipamentos | Bauru | SP |
| PERDIGÃO | Divisão 0002 F. Vendas Bauru | R$ | 7,841,160.94 | R$ | 7,194,936.74 | Instalações | Bauru | SP |
| PERDIGÃO | Divisão 0004 F. Vendas Santos | R$ | 10,447.54 | R$ | 10,447.54 | Imobilizado em Andamento | Cubatão | SP |
| PERDIGÃO | Divisão 0004 F. Vendas Santos | R$ | 76,384.63 | R$ | 21,076.00 | Móveis e Utensílios | Cubatão | SP |
| PERDIGÃO | Divisão 0004 F. Vendas Santos | R$ | 90,804.23 | R$ | 10,698.00 | Veículos | Cubatão | SP |
| PERDIGÃO | Divisão 0004 F. Vendas Santos | R$ | 340,743.50 | R$ | 117,204.00 | Equips. Informática | Cubatão | SP |
| PERDIGÃO | Divisão 0004 F. Vendas Santos | R$ | 1,354,021.61 | R$ | 1,354,021.61 | Terrenos | Cubatão | SP |
| PERDIGÃO | Divisão 0004 F. Vendas Santos | R$ | 1,654,369.73 | R$ | 190,417.08 | Equipamentos | Cubatão | SP |
| PERDIGÃO | Divisão 0004 F. Vendas Santos | R$ | 12,181,381.32 | R$ | 7,343,118.90 | Instalações | Cubatão | SP |
| PERDIGÃO | Divisão 0005 F. Vendas Campinas | R$ | 151,580.74 | R$ | 48,334.00 | Veículos | Campinas | SP |
| PERDIGÃO | Divisão 0005 F. Vendas Campinas | R$ | 154,380.03 | R$ | 30,876.01 | Benfeitorias em Imóveis | Campinas | SP |
| PERDIGÃO | Divisão 0005 F. Vendas Campinas | R$ | 258,609.30 | R$ | 101,486.00 | Móveis e Utensílios | Campinas | SP |
| PERDIGÃO | Divisão 0005 F. Vendas Campinas | R$ | 260,418.70 | R$ | 76,512.00 | Equips. Informática | Campinas | SP |
| PERDIGÃO | Divisão 0005 F. Vendas Campinas | R$ | 2,235,246.06 | R$ | 2,235,246.06 | Terrenos | Campinas | SP |
| PERDIGÃO | Divisão 0005 F. Vendas Campinas | R$ | 6,545,362.57 | R$ | 2,345,461.88 | Equipamentos | Campinas | SP |
| PERDIGÃO | Divisão 0005 F. Vendas Campinas | R$ | 17,837,810.85 | R$ | 12,493,601.48 | Instalações | Campinas | SP |
| PERDIGÃO | Divisão 0007 CD Embu Perdigão | R$ | 243,561.72 | R$ | 229,594.00 | Intangíveis - Software | Embu | SP |
| PERDIGÃO | Divisão 0007 CD Embu Perdigão | R$ | 412,446.44 | R$ | 386,234.00 | Móveis e Utensílios | Embu | SP |
| PERDIGÃO | Divisão 0007 CD Embu Perdigão | R$ | 955,284.41 | R$ | 775,420.00 | Equips. Informática | Embu | SP |
| PERDIGÃO | Divisão 0007 CD Embu Perdigão | R$ | 25,101,687.56 | R$ | 22,456,426.90 | Equipamentos | Embu | SP |
| PERDIGÃO | Divisão 0007 CD Embu Perdigão | R$ | 25,854,739.74 | R$ | 25,854,739.74 | Terrenos | Embu | SP |
| PERDIGÃO | Divisão 0007 CD Embu Perdigão | R$ | 147,403,805.75 | R$ | 141,507,653.52 | Instalações | Embu | SP |
| PERDIGÃO | Divisão 0010 Posto Vendas Jaguaré | R$ | 55,181.84 | R$ | 28,161.00 | Equips. Informática | São Paulo | SP |
| PERDIGÃO | Divisão 0010 Posto Vendas Jaguaré | R$ | 59,484.30 | R$ | 4,475.68 | Equipamentos | São Paulo | SP |
| PERDIGÃO | Divisão 0010 Posto Vendas Jaguaré | R$ | 201,444.94 | R$ | 94,912.00 | Móveis e Utensílios | São Paulo | SP |
| PERDIGÃO | Divisão 0010 Posto Vendas Jaguaré | R$ | 1,000,572.35 | R$ | 960,549.46 | Instalações | São Paulo | SP |
| PERDIGÃO | Divisão 0020 F. Vendas Videira | R$ | 5,450.00 | R$ | 1,544.00 | Veículos | Videira | SC |
| PERDIGÃO | Divisão 0020 F. Vendas Videira | R$ | 63,896.23 | R$ | 20,404.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 0020 F. Vendas Videira | R$ | 284,797.83 | R$ | 80,424.00 | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 0020 F. Vendas Videira | R$ | 4,101,587.72 | R$ | 2,215,190.07 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 0020 F. Vendas Videira | R$ | 26,342,803.69 | R$ | 14,751,970.07 | Instalações | Videira | SC |
| PERDIGÃO | Divisão 0021 F. Vendas Florianópolis | R$ | 7,011.60 | R$ | 7,011.60 | Imobilizado em Andamento | Florianópolis | SC |
| PERDIGÃO | Divisão 0022 F. Vendas Curitiba | R$ | 125,162.47 | R$ | 79,753.00 | Móveis e Utensílios | São José dos Pinhais | PR |
| PERDIGÃO | Divisão 0022 F. Vendas Curitiba | R$ | 146,561.09 | R$ | 53,515.00 | Equips. Informática | São José dos Pinhais | PR |
| PERDIGÃO | Divisão 0022 F. Vendas Curitiba | R$ | 146,731.28 | R$ | 20,738.67 | Equipamentos | São José dos Pinhais | PR |
| PERDIGÃO | Divisão 0022 F. Vendas Curitiba | R$ | 192,349.32 | R$ | 127,041.00 | Veículos | São José dos Pinhais | PR |
| PERDIGÃO | Divisão 0022 F. Vendas Curitiba | R$ | 227,029.49 | R$ | 103,986.47 | Instalações | São José dos Pinhais | PR |
| PERDIGÃO | Divisão 0022 F. Vendas Curitiba | R$ | 831,162.87 | R$ | 831,162.87 | Terrenos | São José dos Pinhais | PR |
| PERDIGÃO | Divisão 0024 F. Vendas Porto Alegre | R$ | - | R$ | - | Imobilizado em Andamento | Porto Alegre | RS |
| PERDIGÃO | Divisão 0024 F. Vendas Porto Alegre | R$ | 64,047.22 | R$ | 18,732.00 | Equips. Informática | Porto Alegre | RS |
| PERDIGÃO | Divisão 0024 F. Vendas Porto Alegre | R$ | 142,588.38 | R$ | 68,703.00 | Veículos | Porto Alegre | RS |
| PERDIGÃO | Divisão 0024 F. Vendas Porto Alegre | R$ | 177,810.81 | R$ | 89,692.00 | Móveis e Utensílios | Porto Alegre | RS |
| PERDIGÃO | Divisão 0024 F. Vendas Porto Alegre | R$ | 208,571.90 | R$ | 183,543.27 | Instalações | Porto Alegre | RS |
| PERDIGÃO | Divisão 0027 CD Marau | R$ | 198.00 | R$ | 198.00 | Imobilizado em Andamento | Maraú | RS |
| PERDIGÃO | Divisão 0027 CD Marau | R$ | 49,902.57 | R$ | 36,184.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0027 CD Marau | R$ | 156,810.15 | R$ | 49,779.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0027 CD Marau | R$ | 4,103,740.44 | R$ | 2,613,207.24 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0027 CD Marau | R$ | 30,461,625.49 | R$ | 25,659,421.61 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0029 F. Vendas Itajaí | R$ | 52,794.06 | R$ | 14,568.21 | Equipamentos | Itajaí | SC |
| PERDIGÃO | Divisão 0029 F. Vendas Itajaí | R$ | 78,419.08 | R$ | 66,757.00 | Móveis e Utensílios | Itajaí | SC |
| PERDIGÃO | Divisão 0029 F. Vendas Itajaí | R$ | 87,939.52 | R$ | 67,598.00 | Veículos | Itajaí | SC |
| PERDIGÃO | Divisão 0029 F. Vendas Itajaí | R$ | 303,986.57 | R$ | 153,302.00 | Equips. Informática | Itajaí | SC |
| PERDIGÃO | Divisão 0029 F. Vendas Itajaí | R$ | 394,989.70 | R$ | 379,190.11 | Instalações | Itajaí | SC |
| PERDIGÃO | Divisão 0050 F. Vendas Rio de Janeiro | R$ | 14,500.00 | R$ | 14,500.00 | Imobilizado em Andamento | Rio de Janeiro | RJ |
| PERDIGÃO | Divisão 0050 F. Vendas Rio de Janeiro | R$ | 141,963.30 | R$ | 56,094.00 | Móveis e Utensílios | Rio de Janeiro | RJ |
| PERDIGÃO | Divisão 0050 F. Vendas Rio de Janeiro | R$ | 144,083.53 | R$ | 19,308.13 | Benfeitorias em Imóveis | Rio de Janeiro | RJ |
| PERDIGÃO | Divisão 0050 F. Vendas Rio de Janeiro | R$ | 203,139.86 | R$ | 81,754.00 | Equips. Informática | Rio de Janeiro | RJ |
| PERDIGÃO | Divisão 0050 F. Vendas Rio de Janeiro | R$ | 285,810.72 | R$ | 161,109.00 | Veículos | Rio de Janeiro | RJ |
| PERDIGÃO | Divisão 0050 F. Vendas Rio de Janeiro | R$ | 1,385,222.89 | R$ | 1,385,222.89 | Terrenos | Rio de Janeiro | RJ |
| PERDIGÃO | Divisão 0050 F. Vendas Rio de Janeiro | R$ | 2,941,863.25 | R$ | 575,818.89 | Equipamentos | Rio de Janeiro | RJ |
| PERDIGÃO | Divisão 0050 F. Vendas Rio de Janeiro | R$ | 9,780,660.02 | R$ | 5,434,589.76 | Instalações | Rio de Janeiro | RJ |
| PERDIGÃO | Divisão 0051 F. Vendas Belo Horizonte | R$ | 5,596.56 | R$ | 4,477.25 | Benfeitorias em Imóveis | Contagem | MG |
| PERDIGÃO | Divisão 0051 F. Vendas Belo Horizonte | R$ | 62,243.26 | R$ | 21,554.00 | Móveis e Utensílios | Contagem | MG |
| PERDIGÃO | Divisão 0051 F. Vendas Belo Horizonte | R$ | 123,330.44 | R$ | 87,234.00 | Veículos | Contagem | MG |
| PERDIGÃO | Divisão 0051 F. Vendas Belo Horizonte | R$ | 138,388.12 | R$ | 57,809.00 | Equips. Informática | Contagem | MG |

| Company | Fixed Assets | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0051 F. Vendas Belo Horizonte | R$ | 491,957.91 | R$ | 491,957.91 | Terrenos | Contagem | MG |
| PERDIGÃO | Divisão 0051 F. Vendas Belo Horizonte | R$ | 2,000,198.82 | R$ | 318,272.16 | Equipamentos | Contagem | MG |
| PERDIGÃO | Divisão 0051 F. Vendas Belo Horizonte | R$ | 7,345,837.02 | R$ | 3,241,128.20 | Instalações | Contagem | MG |
| PERDIGÃO | Divisão 0052 F. Vendas Vitória | R$ | 90,864.26 | R$ | 77,692.00 | Veículos | Serra | ES |
| PERDIGÃO | Divisão 0052 F. Vendas Vitória | R$ | 92,531.34 | R$ | 36,424.00 | Móveis e Utensílios | Serra | ES |
| PERDIGÃO | Divisão 0052 F. Vendas Vitória | R$ | 119,480.67 | R$ | 46,251.00 | Equips. Informática | Serra | ES |
| PERDIGÃO | Divisão 0052 F. Vendas Vitória | R$ | 780,056.05 | R$ | 780,056.05 | Terrenos | Serra | ES |
| PERDIGÃO | Divisão 0052 F. Vendas Vitória | R$ | 2,783,257.20 | R$ | 34,357.14 | Equipamentos | Serra | ES |
| PERDIGÃO | Divisão 0052 F. Vendas Vitória | R$ | 4,057,993.86 | R$ | 1,796,638.76 | Instalações | Serra | ES |
| PERDIGÃO | Divisão 0064 CD Capão do Leão | R$ | 7,903.37 | R$ | 4,801.66 | Equipamentos | Capão do Leão | RS |
| PERDIGÃO | Divisão 0070 CD Itajaí | R$ | 4,837.15 | R$ | 703.00 | Móveis e Utensílios | Itajaí | SC |
| PERDIGÃO | Divisão 0070 CD Itajaí | R$ | 16,319.15 | R$ | 15,013.62 | Instalações | Itajaí | SC |
| PERDIGÃO | Divisão 0070 CD Itajaí | R$ | 20,477.13 | R$ | 8,429.81 | Equipamentos | Itajaí | SC |
| PERDIGÃO | Divisão 0080 F. Vendas Brasilia | R$ | - | R$ | - | Imobilizado em Andamento | Brasília | DF |
| PERDIGÃO | Divisão 0080 F. Vendas Brasilia | R$ | 33,159.62 | R$ | 6,631.92 | Benfeitorias em Imóveis | Brasília | DF |
| PERDIGÃO | Divisão 0080 F. Vendas Brasilia | R$ | 96,337.01 | R$ | 42,413.00 | Veículos | Brasília | DF |
| PERDIGÃO | Divisão 0080 F. Vendas Brasilia | R$ | 114,175.73 | R$ | 43,061.00 | Móveis e Utensílios | Brasília | DF |
| PERDIGÃO | Divisão 0080 F. Vendas Brasilia | R$ | 147,061.92 | R$ | 40,658.00 | Equips. Informática | Brasília | DF |
| PERDIGÃO | Divisão 0080 F. Vendas Brasilia | R$ | 230,072.71 | R$ | 230,072.71 | Terrenos | Brasília | DF |
| PERDIGÃO | Divisão 0080 F. Vendas Brasilia | R$ | 2,795,538.54 | R$ | 497,774.38 | Equipamentos | Brasília | DF |
| PERDIGÃO | Divisão 0080 F. Vendas Brasilia | R$ | 8,334,602.03 | R$ | 3,753,662.74 | Instalações | Brasília | DF |
| PERDIGÃO | Divisão 0081 PAD - Manaus | R$ | - | R$ | - | Imobilizado em Andamento | Manaus | AM |
| PERDIGÃO | Divisão 0081 PAD - Manaus | R$ | 3,541.16 | R$ | - | Equipamentos | Manaus | AM |
| PERDIGÃO | Divisão 0081 PAD - Manaus | R$ | 35,482.44 | R$ | 19,410.00 | Móveis e Utensílios | Manaus | AM |
| PERDIGÃO | Divisão 0081 PAD - Manaus | R$ | 37,253.47 | R$ | 16,143.00 | Veículos | Manaus | AM |
| PERDIGÃO | Divisão 0081 PAD - Manaus | R$ | 41,653.44 | R$ | 13,628.00 | Equips. Informática | Manaus | AM |
| PERDIGÃO | Divisão 0081 PAD - Manaus | R$ | 152,174.24 | R$ | 146,087.27 | Instalações | Manaus | AM |
| PERDIGÃO | Divisão 0081 PAD - Manaus | R$ | 167,259.00 | R$ | 150,533.10 | Benfeitorias em Imóveis | Manaus | AM |
| PERDIGÃO | Divisão 0082 F. Vendas Recife | R$ | 33,731.22 | R$ | 11,883.46 | Equipamentos | Recife | PE |
| PERDIGÃO | Divisão 0082 F. Vendas Recife | R$ | 48,380.55 | R$ | 16,281.00 | Móveis e Utensílios | Recife | PE |
| PERDIGÃO | Divisão 0082 F. Vendas Recife | R$ | 135,241.44 | R$ | 90,330.00 | Veículos | Recife | PE |
| PERDIGÃO | Divisão 0082 F. Vendas Recife | R$ | 166,124.84 | R$ | 88,277.00 | Equips. Informática | Recife | PE |
| PERDIGÃO | Divisão 0083 F. Vendas Fortaleza | R$ | 7,278.83 | R$ | 7,278.83 | Imobilizado em Andamento | Fortaleza | CE |
| PERDIGÃO | Divisão 0083 F. Vendas Fortaleza | R$ | 101,945.17 | R$ | 50,016.00 | Veículos | Fortaleza | CE |
| PERDIGÃO | Divisão 0083 F. Vendas Fortaleza | R$ | 204,353.22 | R$ | 119,829.00 | Equips. Informática | Fortaleza | CE |
| PERDIGÃO | Divisão 0083 F. Vendas Fortaleza | R$ | 207,539.24 | R$ | 66,220.00 | Móveis e Utensílios | Fortaleza | CE |
| PERDIGÃO | Divisão 0083 F. Vendas Fortaleza | R$ | 3,219,716.36 | R$ | 3,219,716.36 | Terrenos | Fortaleza | CE |
| PERDIGÃO | Divisão 0083 F. Vendas Fortaleza | R$ | 6,515,695.52 | R$ | 5,092,705.13 | Equipamentos | Fortaleza | CE |
| PERDIGÃO | Divisão 0083 F. Vendas Fortaleza | R$ | 15,086,114.23 | R$ | 12,392,159.87 | Instalações | Fortaleza | CE |
| PERDIGÃO | Divisão 0084 F. Vendas Salvador | R$ | 3,731.04 | R$ | 746.21 | Benfeitorias em Imóveis | Salvador | BA |
| PERDIGÃO | Divisão 0084 F. Vendas Salvador | R$ | 166,651.89 | R$ | 130,436.00 | Móveis e Utensílios | Salvador | BA |
| PERDIGÃO | Divisão 0084 F. Vendas Salvador | R$ | 238,599.22 | R$ | 111,079.00 | Veículos | Salvador | BA |
| PERDIGÃO | Divisão 0084 F. Vendas Salvador | R$ | 400,340.24 | R$ | 210,882.00 | Equips. Informática | Salvador | BA |
| PERDIGÃO | Divisão 0084 F. Vendas Salvador | R$ | 1,021,058.44 | R$ | 1,021,058.44 | Terrenos | Salvador | BA |
| PERDIGÃO | Divisão 0084 F. Vendas Salvador | R$ | 1,441,467.08 | R$ | 1,441,467.08 | Imobilizado em Andamento | Salvador | BA |
| PERDIGÃO | Divisão 0084 F. Vendas Salvador | R$ | 5,046,234.96 | R$ | 2,089,024.66 | Equipamentos | Salvador | BA |
| PERDIGÃO | Divisão 0084 F. Vendas Salvador | R$ | 32,848,969.25 | R$ | 19,713,049.59 | Instalações | Salvador | BA |
| PERDIGÃO | Divisão 0086 F. Belém | R$ | 2,940.53 | R$ | 2,822.90 | Instalações | Ananindeua | PA |
| PERDIGÃO | Divisão 0086 F. Belém | R$ | 22,647.41 | R$ | 17,430.00 | Móveis e Utensílios | Ananindeua | PA |
| PERDIGÃO | Divisão 0086 F. Belém | R$ | 67,660.79 | R$ | 29,718.00 | Equips. Informática | Ananindeua | PA |
| PERDIGÃO | Divisão 0086 F. Belém | R$ | 101,723.49 | R$ | 63,430.00 | Veículos | Ananindeua | PA |
| PERDIGÃO | Divisão 0087 F. Vendas Campo Grande | R$ | 632.57 | R$ | 569.31 | Equipamentos | Campo Grande | MS |
| PERDIGÃO | Divisão 0087 F. Vendas Campo Grande | R$ | 8,246.66 | R$ | 7,067.00 | Móveis e Utensílios | Campo Grande | MS |
| PERDIGÃO | Divisão 0087 F. Vendas Campo Grande | R$ | 24,752.32 | R$ | 19,381.00 | Equips. Informática | Campo Grande | MS |
| PERDIGÃO | Divisão 0088 CD Rio Verde | R$ | 49,452.90 | R$ | 9,299.00 | Veículos | Rio Verde | GO |
| PERDIGÃO | Divisão 0088 CD Rio Verde | R$ | 74,245.97 | R$ | 27,211.00 | Móveis e Utensílios | Rio Verde | GO |
| PERDIGÃO | Divisão 0088 CD Rio Verde | R$ | 398,952.05 | R$ | 221,202.00 | Equips. Informática | Rio Verde | GO |
| PERDIGÃO | Divisão 0088 CD Rio Verde | R$ | 2,489,089.85 | R$ | 1,459,242.63 | Equipamentos | Rio Verde | GO |
| PERDIGÃO | Divisão 0088 CD Rio Verde | R$ | 11,901,755.75 | R$ | 9,045,334.37 | Instalações | Rio Verde | GO |
| PERDIGÃO | Divisão 0088 CD Rio Verde | R$ | 51,979,999.95 | R$ | 51,979,999.95 | Imobilizado em Andamento | Rio Verde | GO |
| PERDIGÃO | Divisão 0089 F. Vendas Cuiabá | R$ | 3,641.35 | R$ | 751.00 | Móveis e Utensílios | Cuiabá | MT |
| PERDIGÃO | Divisão 0089 F. Vendas Cuiabá | R$ | 3,933.40 | R$ | 3,933.40 | Imobilizado em Andamento | Cuiabá | MT |
| PERDIGÃO | Divisão 0089 F. Vendas Cuiabá | R$ | 22,877.88 | R$ | 817.00 | Veículos | Cuiabá | MT |
| PERDIGÃO | Divisão 0089 F. Vendas Cuiabá | R$ | 57,747.22 | R$ | 44,107.00 | Equips. Informática | Cuiabá | MT |
| PERDIGÃO | Divisão 0100 Mercado Externo | R$ | - | R$ | - | Imobilizado em Andamento | Mercado Externo | INTL |
| PERDIGÃO | Divisão 0100 Mercado Externo | R$ | 261,590.43 | R$ | 136,061.00 | Móveis e Utensílios | Mercado Externo | INTL |
| PERDIGÃO | Divisão 0100 Mercado Externo | R$ | 269,985.52 | R$ | 72,982.00 | Equips. Informática | Mercado Externo | INTL |
| PERDIGÃO | Divisão 0100 Mercado Externo | R$ | 315,176.29 | R$ | 302,472.90 | Instalações | Mercado Externo | INTL |
| PERDIGÃO | Divisão 0100 Mercado Externo | R$ | 765,828.77 | R$ | 612,807.00 | Veículos | Mercado Externo | INTL |
| PERDIGÃO | Divisão 0100 Mercado Externo | R$ | 1,029,236.79 | R$ | 1,029,236.79 | Intangíveis - Marcas e Patentes | Mercado Externo | INTL |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 600.00 | R$ | 570.00 | Intangíveis - Software | Itajaí | SC |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 394,942.85 | R$ | 394,942.85 | Imobilizado em Andamento | Itajaí | SC |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 494,543.80 | R$ | 431,145.94 | Benfeitorias em Imóveis | Itajaí | SC |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 873,963.28 | R$ | 158,239.30 | Equipamentos | Itajaí | SC |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 1,214,696.60 | R$ | 605,267.00 | Veículos | Itajaí | SC |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 1,949,235.59 | R$ | 733,326.00 | Equips. Informática | Itajaí | SC |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 2,788,400.07 | R$ | 1,691,580.00 | Móveis e Utensílios | Itajaí | SC |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 5,665,760.18 | R$ | 5,665,760.18 | Terrenos | Itajaí | SC |
| PERDIGÃO | Divisão 0101 Porto de Itajaí | R$ | 23,944,003.30 | R$ | 12,112,982.35 | Instalações | Itajaí | SC |
| PERDIGÃO | Divisão 0105 Porto de Paranaguá | R$ | 3,925.40 | R$ | 644.00 | Móveis e Utensílios | Paranaguá | PR |
| PERDIGÃO | Divisão 0105 Porto de Paranaguá | R$ | 24,463.08 | R$ | - | Equips. Informática | Paranaguá | PR |
| PERDIGÃO | Divisão 0130 F. Campinas Vegetais | R$ | 267,536.14 | R$ | 107,014.45 | Equipamentos | Campinas | SP |
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ | 2,215.76 | R$ | 2,205.76 | Floresta e Reflorestamento | Videira | SC |
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ | 304,957.34 | R$ | 113,288.00 | Veículos | Videira | SC |
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ | 1,057,839.18 | R$ | 307,030.00 | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ | 1,092,448.23 | R$ | 582,665.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ | 1,764,193.38 | R$ | 1,764,193.38 | Imobilizado em Andamento | Videira | SC |
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ | 2,828,399.10 | R$ | 889.51 | Benfeitorias em Imóveis | Videira | SC |
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ | 16,092,344.23 | R$ | 16,092,344.23 | Terrenos | Videira | SC |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ 136,795,457.39 | R$ 55,536,515.64 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 0201 Frig. Videira | R$ 230,265,648.81 | R$ 105,371,456.56 | Instalações | Videira | SC |
| PERDIGÃO | Divisão 0205 Frig. Salto Veloso | R$ 38,932.50 | R$ 34,388.00 | Veículos | Salto Veloso | SC |
| PERDIGÃO | Divisão 0205 Frig. Salto Veloso | R$ 299,179.85 | R$ 149,989.00 | Móveis e Utensílios | Salto Veloso | SC |
| PERDIGÃO | Divisão 0205 Frig. Salto Veloso | R$ 339,992.03 | R$ 63,445.00 | Equips. Informática | Salto Veloso | SC |
| PERDIGÃO | Divisão 0205 Frig. Salto Veloso | R$ 655,538.67 | R$ 82,213.15 | Benfeitorias em Imóveis | Salto Veloso | SC |
| PERDIGÃO | Divisão 0205 Frig. Salto Veloso | R$ 772,587.63 | R$ 772,587.63 | Imobilizado em Andamento | Salto Veloso | SC |
| PERDIGÃO | Divisão 0205 Frig. Salto Veloso | R$ 895,647.30 | R$ 895,647.30 | Terrenos | Salto Veloso | SC |
| PERDIGÃO | Divisão 0205 Frig. Salto Veloso | R$ 26,078,959.63 | R$ 11,794,018.71 | Instalações | Salto Veloso | SC |
| PERDIGÃO | Divisão 0205 Frig. Salto Veloso | R$ 32,588,009.14 | R$ 9,705,906.19 | Equipamentos | Salto Veloso | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 34,500.00 | R$ - | Veículos | Lages | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 78,696.10 | R$ 26,536.00 | Móveis e Utensílios | Lages | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 81,731.28 | R$ 81,731.28 | Floresta e Reflorestamento | Lages | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 184,583.40 | R$ 65,845.00 | Equips. Informática | Lages | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 256,714.42 | R$ 256,714.42 | Imobilizado em Andamento | Lages | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 580,436.21 | R$ 580,436.21 | Terrenos | Lages | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 921,414.70 | R$ 113,040.69 | Benfeitorias em Imóveis | Lages | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 32,431,171.54 | R$ 5,615,449.81 | Equipamentos | Lages | SC |
| PERDIGÃO | Divisão 0208 Frig. Lages | R$ 33,243,922.01 | R$ 14,843,903.09 | Instalações | Lages | SC |
| PERDIGÃO | Divisão 0210 Fábrica de Ração Videira | R$ 406,139.96 | R$ 139,706.00 | Móveis e Utensílios | Parecis | MT |
| PERDIGÃO | Divisão 0210 Fábrica de Ração Videira | R$ 455,692.57 | R$ 87,437.00 | Equips. Informática | Parecis | MT |
| PERDIGÃO | Divisão 0210 Fábrica de Ração Videira | R$ 1,122,582.16 | R$ 146,378.57 | Benfeitorias em Imóveis | Parecis | MT |
| PERDIGÃO | Divisão 0210 Fábrica de Ração Videira | R$ 2,765,163.86 | R$ 2,765,163.86 | Imobilizado em Andamento | Parecis | MT |
| PERDIGÃO | Divisão 0210 Fábrica de Ração Videira | R$ 3,962,094.10 | R$ 3,962,094.10 | Terrenos | Parecis | MT |
| PERDIGÃO | Divisão 0210 Fábrica de Ração Videira | R$ 59,496,498.29 | R$ 18,527,783.83 | Instalações | Parecis | MT |
| PERDIGÃO | Divisão 0210 Fábrica de Ração Videira | R$ 72,759,918.61 | R$ 33,123,091.73 | Equipamentos | Parecis | MT |
| PERDIGÃO | Divisão 0215 Fáb. Ração Fco Beltrão | R$ 8,753.76 | R$ - | Veículos | Francisco Beltrão | SC |
| PERDIGÃO | Divisão 0215 Fáb. Ração Fco Beltrão | R$ 35,353.24 | R$ - | Benfeitorias em Imóveis | Francisco Beltrão | SC |
| PERDIGÃO | Divisão 0215 Fáb. Ração Fco Beltrão | R$ 43,363.84 | R$ 15,364.00 | Equips. Informática | Francisco Beltrão | SC |
| PERDIGÃO | Divisão 0215 Fáb. Ração Fco Beltrão | R$ 52,602.23 | R$ 17,664.00 | Móveis e Utensílios | Francisco Beltrão | SC |
| PERDIGÃO | Divisão 0215 Fáb. Ração Fco Beltrão | R$ 147,798.71 | R$ 147,798.71 | Terrenos | Francisco Beltrão | SC |
| PERDIGÃO | Divisão 0215 Fáb. Ração Fco Beltrão | R$ 448,628.36 | R$ 448,628.36 | Imobilizado em Andamento | Francisco Beltrão | SC |
| PERDIGÃO | Divisão 0215 Fáb. Ração Fco Beltrão | R$ 5,890,580.04 | R$ 3,365,106.02 | Equipamentos | Francisco Beltrão | SC |
| PERDIGÃO | Divisão 0215 Fáb. Ração Fco Beltrão | R$ 6,086,153.83 | R$ 4,231,979.19 | Instalações | Francisco Beltrão | SC |
| PERDIGÃO | Divisão 0220 Incub. Rio das Pedras | R$ 11,054.60 | R$ - | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 0220 Incub. Rio das Pedras | R$ 16,374.24 | R$ 2,375.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 0220 Incub. Rio das Pedras | R$ 38,738.82 | R$ 38,738.82 | Imobilizado em Andamento | Videira | SC |
| PERDIGÃO | Divisão 0220 Incub. Rio das Pedras | R$ 259,999.62 | R$ 77,999.89 | Benfeitorias em Imóveis | Videira | SC |
| PERDIGÃO | Divisão 0220 Incub. Rio das Pedras | R$ 489,663.75 | R$ 489,663.75 | Terrenos | Videira | SC |
| PERDIGÃO | Divisão 0220 Incub. Rio das Pedras | R$ 4,488,227.09 | R$ 875,167.43 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 0220 Incub. Rio das Pedras | R$ 4,571,970.36 | R$ 2,011,682.18 | Instalações | Videira | SC |
| PERDIGÃO | Divisão 0225 Gja Aves Farroupilha | R$ 68,846.70 | R$ 68,846.70 | Terrenos | Videira | SC |
| PERDIGÃO | Divisão 0227 Gja Aves Rio das Pedras | R$ - | R$ - | Imobilizado em Andamento | Videira | SC |
| PERDIGÃO | Divisão 0229 Gja Aves Aparecida | R$ - | R$ - | Imobilizado em Andamento | Videira | SC |
| PERDIGÃO | Divisão 0229 Gja Aves Aparecida | R$ 422.90 | R$ 422.90 | Floresta e Reflorestamento | Videira | SC |
| PERDIGÃO | Divisão 0229 Gja Aves Aparecida | R$ 4,343.96 | R$ 278.00 | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 0229 Gja Aves Aparecida | R$ 15,085.97 | R$ 5,831.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 0229 Gja Aves Aparecida | R$ 38,444.05 | R$ 38,444.05 | Terrenos | Videira | SC |
| PERDIGÃO | Divisão 0229 Gja Aves Aparecida | R$ 123,084.63 | R$ 70,400.33 | Benfeitorias em Imóveis | Videira | SC |
| PERDIGÃO | Divisão 0229 Gja Aves Aparecida | R$ 411,567.45 | R$ 272,015.71 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 0229 Gja Aves Aparecida | R$ 2,072,643.28 | R$ 1,677,618.50 | Instalações | Videira | SC |
| PERDIGÃO | Divisão 0230 Gja Aves Invernada | R$ 1,125.47 | R$ 163.00 | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 0230 Gja Aves Invernada | R$ 16,491.91 | R$ 954.00 | Veículos | Videira | SC |
| PERDIGÃO | Divisão 0230 Gja Aves Invernada | R$ 18,424.42 | R$ 8,347.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 0230 Gja Aves Invernada | R$ 21,943.21 | R$ 21,943.21 | Imobilizado em Andamento | Videira | SC |
| PERDIGÃO | Divisão 0230 Gja Aves Invernada | R$ 22,170.05 | R$ 3,814.92 | Benfeitorias em Imóveis | Videira | SC |
| PERDIGÃO | Divisão 0230 Gja Aves Invernada | R$ 1,198,603.44 | R$ 384,033.76 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 0230 Gja Aves Invernada | R$ 3,918,325.62 | R$ 1,758,255.48 | Instalações | Videira | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 5,682.63 | R$ 658.00 | Equips. Informática | Tangará | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 29,561.66 | R$ 4,056.00 | Móveis e Utensílios | Tangará | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 36,095.97 | R$ 36,095.97 | Imobilizado em Andamento | Tangará | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 50,333.91 | R$ - | Veículos | Tangará | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 184,408.78 | R$ 151,629.20 | Floresta e Reflorestamento | Tangará | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 209,396.37 | R$ 34,946.76 | Benfeitorias em Imóveis | Tangará | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 843,728.13 | R$ 843,728.13 | Terrenos | Tangará | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 2,487,876.24 | R$ 180,854.43 | Equipamentos | Tangará | SC |
| PERDIGÃO | Divisão 0232 Gja Aves P. Felicidade | R$ 6,618,048.70 | R$ 3,070,292.46 | Instalações | Tangará | SC |
| PERDIGÃO | Divisão 0233 Incubatório Sta Gema | R$ 17,492.74 | R$ 17,492.74 | Imobilizado em Andamento | Videira | SC |
| PERDIGÃO | Divisão 0233 Incubatório Sta Gema | R$ 29,870.19 | R$ 3,575.00 | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 0233 Incubatório Sta Gema | R$ 46,023.49 | R$ 25,112.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 0233 Incubatório Sta Gema | R$ 326,355.47 | R$ 271,847.87 | Floresta e Reflorestamento | Videira | SC |
| PERDIGÃO | Divisão 0233 Incubatório Sta Gema | R$ 869,270.12 | R$ 869,270.12 | Terrenos | Videira | SC |
| PERDIGÃO | Divisão 0233 Incubatório Sta Gema | R$ 1,008,327.29 | R$ 318,465.23 | Benfeitorias em Imóveis | Videira | SC |
| PERDIGÃO | Divisão 0233 Incubatório Sta Gema | R$ 9,914,308.23 | R$ 3,222,387.87 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 0233 Incubatório Sta Gema | R$ 9,943,290.51 | R$ 7,039,826.09 | Instalações | Videira | SC |
| PERDIGÃO | Divisão 0234 Gja Suínos São Roque | R$ 1,178.50 | R$ 9.00 | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 0234 Gja Suínos São Roque | R$ 14,975.28 | R$ - | Benfeitorias em Imóveis | Videira | SC |
| PERDIGÃO | Divisão 0234 Gja Suínos São Roque | R$ 18,026.53 | R$ 4,950.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 0234 Gja Suínos São Roque | R$ 18,221.82 | R$ 18,221.82 | Imobilizado em Andamento | Videira | SC |
| PERDIGÃO | Divisão 0234 Gja Suínos São Roque | R$ 103,147.85 | R$ 103,147.85 | Terrenos | Videira | SC |
| PERDIGÃO | Divisão 0234 Gja Suínos São Roque | R$ 128,564.54 | R$ 41,163.68 | Floresta e Reflorestamento | Videira | SC |
| PERDIGÃO | Divisão 0234 Gja Suínos São Roque | R$ 134,030.14 | R$ 21,846.70 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 0234 Gja Suínos São Roque | R$ 1,024,706.42 | R$ 584,510.75 | Instalações | Videira | SC |
| PERDIGÃO | Divisão 0240 Posto Vendas Videira | R$ 13,082.51 | R$ 2,615.08 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 0240 Posto Vendas Videira | R$ 27,302.21 | R$ 4,490.00 | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 0240 Posto Vendas Videira | R$ 56,265.29 | R$ 7,198.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 0246 Reflor. P. Felicidade | R$ 7,840.66 | R$ - | Benfeitorias em Imóveis | Tangará | SC |
| PERDIGÃO | Divisão 0246 Reflor. P. Felicidade | R$ 10,800.00 | R$ 10,800.00 | Imobilizado em Andamento | Tangará | SC |
| PERDIGÃO | Divisão 0246 Reflor. P. Felicidade | R$ 148,606.90 | R$ 99,601.15 | Floresta e Reflorestamento | Tangará | SC |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0246 Reflor. P. Felicidade | R$ 534,354.83 | R$ 534,354.83 | Terrenos | Tangará | SC |
| PERDIGÃO | Divisão 0247 Reflor. Baia I | R$ 1,601.87 | R$ 1,601.87 | Imobilizado em Andamento | Fraiburgo | SC |
| PERDIGÃO | Divisão 0247 Reflor. Baia I | R$ 33,970.40 | R$ - | Benfeitorias em Imóveis | Fraiburgo | SC |
| PERDIGÃO | Divisão 0247 Reflor. Baia I | R$ 64,410.65 | R$ 54,901.22 | Instalações | Fraiburgo | SC |
| PERDIGÃO | Divisão 0247 Reflor. Baia I | R$ 528,496.71 | R$ 326,215.35 | Floresta e Reflorestamento | Fraiburgo | SC |
| PERDIGÃO | Divisão 0247 Reflor. Baia I | R$ 1,072,757.33 | R$ 1,072,757.33 | Terrenos | Fraiburgo | SC |
| PERDIGÃO | Divisão 0248 Reflor. Monte Carlo | R$ - | R$ - | Veículos | Monte Carlo | SC |
| PERDIGÃO | Divisão 0248 Reflor. Monte Carlo | R$ 1,393.93 | R$ - | Móveis e Utensílios | Monte Carlo | SC |
| PERDIGÃO | Divisão 0248 Reflor. Monte Carlo | R$ 39,763.82 | R$ 5,812.88 | Equipamentos | Monte Carlo | SC |
| PERDIGÃO | Divisão 0248 Reflor. Monte Carlo | R$ 40,355.51 | R$ 97.94 | Benfeitorias em Imóveis | Monte Carlo | SC |
| PERDIGÃO | Divisão 0248 Reflor. Monte Carlo | R$ 277,505.71 | R$ 123,424.98 | Instalações | Monte Carlo | SC |
| PERDIGÃO | Divisão 0248 Reflor. Monte Carlo | R$ 510,429.15 | R$ 345,059.40 | Floresta e Reflorestamento | Monte Carlo | SC |
| PERDIGÃO | Divisão 0248 Reflor. Monte Carlo | R$ 530,844.57 | R$ 530,844.57 | Terrenos | Monte Carlo | SC |
| PERDIGÃO | Divisão 0249 Reflor. Calmon | R$ - | R$ - | Equipamentos | Calmon | SC |
| PERDIGÃO | Divisão 0249 Reflor. Calmon | R$ 4,498.77 | R$ 3,858.00 | Móveis e Utensílios | Calmon | SC |
| PERDIGÃO | Divisão 0249 Reflor. Calmon | R$ 25,534.03 | R$ 11,234.97 | Instalações | Calmon | SC |
| PERDIGÃO | Divisão 0249 Reflor. Calmon | R$ 83,182.19 | R$ 83,182.19 | Imobilizado em Andamento | Calmon | SC |
| PERDIGÃO | Divisão 0249 Reflor. Calmon | R$ 123,796.21 | R$ 45,774.85 | Benfeitorias em Imóveis | Calmon | SC |
| PERDIGÃO | Divisão 0249 Reflor. Calmon | R$ 2,352,997.28 | R$ 1,322,568.01 | Floresta e Reflorestamento | Calmon | SC |
| PERDIGÃO | Divisão 0249 Reflor. Calmon | R$ 6,267,363.66 | R$ 6,267,363.66 | Terrenos | Calmon | SC |
| PERDIGÃO | Divisão 0250 Reflor. Baia II | R$ 4,933.83 | R$ 2,270.00 | Móveis e Utensílios | Rio das Antas | SC |
| PERDIGÃO | Divisão 0250 Reflor. Baia II | R$ 33,444.21 | R$ 23,068.70 | Equipamentos | Rio das Antas | SC |
| PERDIGÃO | Divisão 0250 Reflor. Baia II | R$ 55,785.54 | R$ 5,827.00 | Veículos | Rio das Antas | SC |
| PERDIGÃO | Divisão 0250 Reflor. Baia II | R$ 141,444.38 | R$ 115,409.85 | Instalações | Rio das Antas | SC |
| PERDIGÃO | Divisão 0250 Reflor. Baia II | R$ 248,975.24 | R$ 80,548.20 | Benfeitorias em Imóveis | Rio das Antas | SC |
| PERDIGÃO | Divisão 0250 Reflor. Baia II | R$ 652,343.56 | R$ 652,343.56 | Imobilizado em Andamento | Rio das Antas | SC |
| PERDIGÃO | Divisão 0250 Reflor. Baia II | R$ 2,347,850.55 | R$ 2,347,850.55 | Terrenos | Rio das Antas | SC |
| PERDIGÃO | Divisão 0250 Reflor. Baia II | R$ 3,859,623.82 | R$ 3,138,441.18 | Floresta e Reflorestamento | Rio das Antas | SC |
| PERDIGÃO | Divisão 0251 Reflor. Taquara Verde | R$ 2,188.66 | R$ 2,188.66 | Imobilizado em Andamento | Macieira | SC |
| PERDIGÃO | Divisão 0251 Reflor. Taquara Verde | R$ 2,501.64 | R$ - | Benfeitorias em Imóveis | Macieira | SC |
| PERDIGÃO | Divisão 0251 Reflor. Taquara Verde | R$ 4,490.00 | R$ 3,794.00 | Móveis e Utensílios | Macieira | SC |
| PERDIGÃO | Divisão 0251 Reflor. Taquara Verde | R$ 56,214.95 | R$ 34,128.92 | Instalações | Macieira | SC |
| PERDIGÃO | Divisão 0251 Reflor. Taquara Verde | R$ 754,970.31 | R$ 410,741.60 | Floresta e Reflorestamento | Macieira | SC |
| PERDIGÃO | Divisão 0251 Reflor. Taquara Verde | R$ 834,039.87 | R$ 834,039.87 | Terrenos | Macieira | SC |
| PERDIGÃO | Divisão 0269 Central de Compras Fraiburgo | R$ 1,252.15 | R$ - | Equips. Informática | Fraiburgo | SC |
| PERDIGÃO | Divisão 0269 Central de Compras Fraiburgo | R$ 1,376.30 | R$ 18.00 | Móveis e Utensílios | Fraiburgo | SC |
| PERDIGÃO | Divisão 0269 Central de Compras Fraiburgo | R$ 38,805.80 | R$ 15,522.32 | Equipamentos | Fraiburgo | SC |
| PERDIGÃO | Divisão 0270 C. Grãos Pto-Trevo | R$ 12,452.97 | R$ 2,964.00 | Equips. Informática | Pato Branco | PR |
| PERDIGÃO | Divisão 0270 C. Grãos Pto-Trevo | R$ 20,795.15 | R$ 10,045.00 | Móveis e Utensílios | Pato Branco | PR |
| PERDIGÃO | Divisão 0270 C. Grãos Pto-Trevo | R$ 30,179.65 | R$ - | Veículos | Pato Branco | PR |
| PERDIGÃO | Divisão 0270 C. Grãos Pto-Trevo | R$ 83,892.48 | R$ - | Benfeitorias em Imóveis | Pato Branco | PR |
| PERDIGÃO | Divisão 0270 C. Grãos Pto-Trevo | R$ 156,898.20 | R$ 154,714.71 | Terrenos | Pato Branco | PR |
| PERDIGÃO | Divisão 0270 C. Grãos Pto-Trevo | R$ 744,598.62 | R$ 121,539.12 | Equipamentos | Pato Branco | PR |
| PERDIGÃO | Divisão 0270 C. Grãos Pto-Trevo | R$ 1,333,982.00 | R$ 586,952.08 | Instalações | Pato Branco | PR |
| PERDIGÃO | Divisão 0271 C. Grãos Pto-Passo Pedra | R$ 1,408.00 | R$ - | Equips. Informática | Pato Branco | PR |
| PERDIGÃO | Divisão 0271 C. Grãos Pto-Passo Pedra | R$ 6,074.23 | R$ 2,315.00 | Móveis e Utensílios | Pato Branco | PR |
| PERDIGÃO | Divisão 0271 C. Grãos Pto-Passo Pedra | R$ 27,748.00 | R$ 13,873.00 | Veículos | Pato Branco | PR |
| PERDIGÃO | Divisão 0271 C. Grãos Pto-Passo Pedra | R$ 29,243.57 | R$ - | Benfeitorias em Imóveis | Pato Branco | PR |
| PERDIGÃO | Divisão 0271 C. Grãos Pto-Passo Pedra | R$ 1,277,574.05 | R$ 151,534.03 | Equipamentos | Pato Branco | PR |
| PERDIGÃO | Divisão 0271 C. Grãos Pto-Passo Pedra | R$ 1,304,191.08 | R$ 1,296,819.63 | Terrenos | Pato Branco | PR |
| PERDIGÃO | Divisão 0271 C. Grãos Pto-Passo Pedra | R$ 2,369,170.15 | R$ 1,042,434.87 | Instalações | Pato Branco | PR |
| PERDIGÃO | Divisão 0273 C. Grãos Guarapuava | R$ 15,060.39 | R$ 1,760.00 | Equips. Informática | Guarapuava | PR |
| PERDIGÃO | Divisão 0273 C. Grãos Guarapuava | R$ 23,830.34 | R$ 6,995.00 | Móveis e Utensílios | Guarapuava | PR |
| PERDIGÃO | Divisão 0273 C. Grãos Guarapuava | R$ 50,675.08 | R$ - | Benfeitorias em Imóveis | Guarapuava | PR |
| PERDIGÃO | Divisão 0273 C. Grãos Guarapuava | R$ 67,604.36 | R$ 67,604.36 | Terrenos | Guarapuava | PR |
| PERDIGÃO | Divisão 0273 C. Grãos Guarapuava | R$ 519,259.36 | R$ 197,652.52 | Equipamentos | Guarapuava | PR |
| PERDIGÃO | Divisão 0273 C. Grãos Guarapuava | R$ 661,319.68 | R$ 42,543.89 | Instalações | Guarapuava | PR |
| PERDIGÃO | Divisão 0284 C. Itapejara D'Oeste da Cereal | R$ 1,453.80 | R$ 600.00 | Móveis e Utensílios | Itapejara do Oeste | PR |
| PERDIGÃO | Divisão 0284 C. Itapejara D'Oeste da Cereal | R$ 5,531.99 | R$ 1,561.00 | Equips. Informática | Itapejara do Oeste | PR |
| PERDIGÃO | Divisão 0284 C. Itapejara D'Oeste da Cereal | R$ 20,954.17 | R$ 16,941.22 | Equipamentos | Itapejara do Oeste | PR |
| PERDIGÃO | Divisão 0301 Frig. Herval D´Oeste | R$ 100,023.77 | R$ 19,170.00 | Veículos | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0301 Frig. Herval D´Oeste | R$ 249,062.73 | R$ 249,062.73 | Imobilizado em Andamento | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0301 Frig. Herval D´Oeste | R$ 541,352.60 | R$ 218,325.00 | Equips. Informática | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0301 Frig. Herval D´Oeste | R$ 554,507.12 | R$ 232,218.00 | Móveis e Utensílios | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0301 Frig. Herval D´Oeste | R$ 1,025,345.34 | R$ 1,025,345.34 | Terrenos | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0301 Frig. Herval D´Oeste | R$ 1,396,402.72 | R$ 921,645.92 | Benfeitorias em Imóveis | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0301 Frig. Herval D´Oeste | R$ 51,263,763.09 | R$ 16,554,721.87 | Equipamentos | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0301 Frig. Herval D´Oeste | R$ 68,483,770.87 | R$ 32,721,403.74 | Instalações | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 107,248.45 | R$ 70,922.29 | Floresta e Reflorestamento | Capinzal | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 290,250.25 | R$ 84,415.00 | Veículos | Capinzal | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 1,192,091.15 | R$ 458,419.00 | Equips. Informática | Capinzal | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 2,582,616.58 | R$ 1,742,260.00 | Móveis e Utensílios | Capinzal | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 3,635,726.49 | R$ 3,635,726.49 | Imobilizado em Andamento | Capinzal | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 5,545,203.62 | R$ 5,533,397.85 | Intangíveis - Software | Capinzal | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 11,201,437.98 | R$ 3,041,710.35 | Benfeitorias em Imóveis | Capinzal | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 187,760,978.31 | R$ 116,786,713.50 | Instalações | Capinzal | SC |
| PERDIGÃO | Divisão 0305 Frig. Aves Capinzal | R$ 208,344,942.42 | R$ 95,921,452.04 | Equipamentos | Capinzal | SC |
| PERDIGÃO | Divisão 0310 Fáb. Ração Catanduvas | R$ 2,384.75 | R$ - | Veículos | Catanduvas | SC |
| PERDIGÃO | Divisão 0310 Fáb. Ração Catanduvas | R$ 131,295.90 | R$ 86,291.01 | Móveis e Utensílios | Catanduvas | SC |
| PERDIGÃO | Divisão 0310 Fáb. Ração Catanduvas | R$ 159,702.92 | R$ 80,142.00 | Equips. Informática | Catanduvas | SC |
| PERDIGÃO | Divisão 0310 Fáb. Ração Catanduvas | R$ 310,844.72 | R$ 27,471.85 | Benfeitorias em Imóveis | Catanduvas | SC |
| PERDIGÃO | Divisão 0310 Fáb. Ração Catanduvas | R$ 875,686.15 | R$ 875,686.15 | Imobilizado em Andamento | Catanduvas | SC |
| PERDIGÃO | Divisão 0310 Fáb. Ração Catanduvas | R$ 1,070,158.65 | R$ 1,070,158.65 | Terrenos | Catanduvas | SC |
| PERDIGÃO | Divisão 0310 Fáb. Ração Catanduvas | R$ 17,266,443.19 | R$ 6,032,162.20 | Equipamentos | Catanduvas | SC |
| PERDIGÃO | Divisão 0310 Fáb. Ração Catanduvas | R$ 21,493,092.06 | R$ 13,613,685.64 | Instalações | Catanduvas | SC |
| PERDIGÃO | Divisão 0311 Vendas Rações Catanduvas | R$ 23,719.49 | R$ - | Equipamentos | Catanduvas | SC |
| PERDIGÃO | Divisão 0311 Vendas Rações Catanduvas | R$ 61,381.20 | R$ 30,757.03 | Instalações | Catanduvas | SC |
| PERDIGÃO | Divisão 0312 Fáb. Ração Içara | R$ - | R$ - | Imobilizado em Andamento | Içara | SC |
| PERDIGÃO | Divisão 0312 Fáb. Ração Içara | R$ 979.44 | R$ - | Equips. Informática | Içara | SC |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0313 Escrit. Adm. Içara | R$ 1,304.00 | R$ 260.00 | Equips. Informática | Içara | SC |
| PERDIGÃO | Divisão 0320 Incub. Herval D´Oeste | R$ 3,043.53 | R$ 2,835.04 | Floresta e Reflorestamento | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0320 Incub. Herval D´Oeste | R$ 31,421.21 | R$ 31,421.21 | Imobilizado em Andamento | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0320 Incub. Herval D´Oeste | R$ 63,007.26 | R$ 10,478.00 | Móveis e Utensílios | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0320 Incub. Herval D´Oeste | R$ 116,874.61 | R$ 26,707.00 | Equips. Informática | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0320 Incub. Herval D´Oeste | R$ 320,971.93 | R$ 12,589.22 | Benfeitorias em Imóveis | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0320 Incub. Herval D´Oeste | R$ 8,327,742.42 | R$ 3,866,654.91 | Instalações | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0320 Incub. Herval D´Oeste | R$ 11,128,397.88 | R$ 1,593,971.26 | Equipamentos | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0321 Incub. Capinzal | R$ 32,895.49 | R$ 2,645.00 | Móveis e Utensílios | Capinzal | SC |
| PERDIGÃO | Divisão 0321 Incub. Capinzal | R$ 57,842.27 | R$ 13,225.30 | Benfeitorias em Imóveis | Capinzal | SC |
| PERDIGÃO | Divisão 0321 Incub. Capinzal | R$ 64,444.94 | R$ 64,444.94 | Terrenos | Capinzal | SC |
| PERDIGÃO | Divisão 0321 Incub. Capinzal | R$ 139,661.02 | R$ 109,598.30 | Floresta e Reflorestamento | Capinzal | SC |
| PERDIGÃO | Divisão 0321 Incub. Capinzal | R$ 2,023,198.55 | R$ 892,890.00 | Instalações | Capinzal | SC |
| PERDIGÃO | Divisão 0321 Incub. Capinzal | R$ 2,115,936.51 | R$ 371,295.08 | Equipamentos | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 5,668.89 | R$ 903.00 | Equips. Informática | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 35,992.69 | R$ 35,992.69 | Imobilizado em Andamento | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 48,421.41 | R$ 10,524.00 | Móveis e Utensílios | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 80,165.00 | R$ 13,267.00 | Veículos | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 82,956.06 | R$ 70,385.33 | Floresta e Reflorestamento | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 176,145.59 | R$ 33,217.81 | Benfeitorias em Imóveis | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 293,549.84 | R$ 293,549.84 | Terrenos | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 2,656,813.92 | R$ 1,172,413.87 | Equipamentos | Capinzal | SC |
| PERDIGÃO | Divisão 0325 Gja Aves Capinzal | R$ 8,769,626.30 | R$ 5,790,664.95 | Instalações | Capinzal | SC |
| PERDIGÃO | Divisão 0326 Gja Aves Hervalense | R$ 27,403.99 | R$ 26,209.19 | Floresta e Reflorestamento | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0326 Gja Aves Hervalense | R$ 120,128.63 | R$ 120,128.63 | Terrenos | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0327 Gja Aves Prata | R$ 3,327.59 | R$ 633.00 | Equips. Informática | Capinzal | SC |
| PERDIGÃO | Divisão 0327 Gja Aves Prata | R$ 6,176.90 | R$ - | Veículos | Capinzal | SC |
| PERDIGÃO | Divisão 0327 Gja Aves Prata | R$ 18,833.62 | R$ 3,381.00 | Móveis e Utensílios | Capinzal | SC |
| PERDIGÃO | Divisão 0327 Gja Aves Prata | R$ 44,811.07 | R$ - | Benfeitorias em Imóveis | Capinzal | SC |
| PERDIGÃO | Divisão 0327 Gja Aves Prata | R$ 54,218.51 | R$ 32,043.94 | Floresta e Reflorestamento | Capinzal | SC |
| PERDIGÃO | Divisão 0327 Gja Aves Prata | R$ 76,121.20 | R$ 76,121.20 | Terrenos | Capinzal | SC |
| PERDIGÃO | Divisão 0327 Gja Aves Prata | R$ 756,515.23 | R$ 116,038.99 | Equipamentos | Capinzal | SC |
| PERDIGÃO | Divisão 0327 Gja Aves Prata | R$ 2,400,207.83 | R$ 1,059,168.37 | Instalações | Capinzal | SC |
| PERDIGÃO | Divisão 0328 Gja Aves/Suí. Aurea | R$ 2,848.83 | R$ - | Equips. Informática | Capinzal | SC |
| PERDIGÃO | Divisão 0328 Gja Aves/Suí. Aurea | R$ 4,174.45 | R$ - | Benfeitorias em Imóveis | Capinzal | SC |
| PERDIGÃO | Divisão 0328 Gja Aves/Suí. Aurea | R$ 22,684.37 | R$ - | Veículos | Capinzal | SC |
| PERDIGÃO | Divisão 0328 Gja Aves/Suí. Aurea | R$ 47,312.65 | R$ 11,948.00 | Móveis e Utensílios | Capinzal | SC |
| PERDIGÃO | Divisão 0328 Gja Aves/Suí. Aurea | R$ 247,023.34 | R$ 183,247.81 | Floresta e Reflorestamento | Capinzal | SC |
| PERDIGÃO | Divisão 0328 Gja Aves/Suí. Aurea | R$ 313,997.65 | R$ 313,997.65 | Terrenos | Capinzal | SC |
| PERDIGÃO | Divisão 0328 Gja Aves/Suí. Aurea | R$ 2,306,532.65 | R$ 287,316.27 | Equipamentos | Capinzal | SC |
| PERDIGÃO | Divisão 0328 Gja Aves/Suí. Aurea | R$ 7,612,811.75 | R$ 3,472,205.51 | Instalações | Capinzal | SC |
| PERDIGÃO | Divisão 0329 Gja Aves Alto Alegre | R$ 1,813.50 | R$ 604.00 | Equips. Informática | Capinzal | SC |
| PERDIGÃO | Divisão 0329 Gja Aves Alto Alegre | R$ 7,352.69 | R$ - | Benfeitorias em Imóveis | Capinzal | SC |
| PERDIGÃO | Divisão 0329 Gja Aves Alto Alegre | R$ 26,391.61 | R$ - | Veículos | Capinzal | SC |
| PERDIGÃO | Divisão 0329 Gja Aves Alto Alegre | R$ 28,920.00 | R$ 2,432.00 | Móveis e Utensílios | Capinzal | SC |
| PERDIGÃO | Divisão 0329 Gja Aves Alto Alegre | R$ 56,198.62 | R$ 40,007.44 | Floresta e Reflorestamento | Capinzal | SC |
| PERDIGÃO | Divisão 0329 Gja Aves Alto Alegre | R$ 76,582.44 | R$ 76,582.44 | Terrenos | Capinzal | SC |
| PERDIGÃO | Divisão 0329 Gja Aves Alto Alegre | R$ 808,680.08 | R$ 136,158.62 | Equipamentos | Capinzal | SC |
| PERDIGÃO | Divisão 0329 Gja Aves Alto Alegre | R$ 3,917,666.20 | R$ 1,727,130.09 | Instalações | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 511.36 | R$ - | Matrizes | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 1,198.76 | R$ 186.00 | Móveis e Utensílios | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 1,569.12 | R$ - | Veículos | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 3,147.90 | R$ - | Equips. Informática | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 5,101.78 | R$ 2,342.54 | Equipamentos | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 29,509.01 | R$ 13,124.75 | Instalações | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 107,354.11 | R$ 107,354.11 | Terrenos | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 494,576.33 | R$ 494,576.33 | Imobilizado em Andamento | Capinzal | SC |
| PERDIGÃO | Divisão 0331 Gja Aves Catanduvas | R$ 9,446,520.48 | R$ 7,825,501.99 | Floresta e Reflorestamento | Capinzal | SC |
| PERDIGÃO | Divisão 0340 Integração Avíc.Taió | R$ 4,520.83 | R$ 8.00 | Móveis e Utensílios | Taió | SC |
| PERDIGÃO | Divisão 0340 Integração Avíc.Taió | R$ 5,306.31 | R$ - | Benfeitorias em Imóveis | Taió | SC |
| PERDIGÃO | Divisão 0340 Integração Avíc.Taió | R$ 9,458.21 | R$ 1,409.00 | Equips. Informática | Taió | SC |
| PERDIGÃO | Divisão 0340 Integração Avíc.Taió | R$ 92,029.08 | R$ 92,029.08 | Terrenos | Taió | SC |
| PERDIGÃO | Divisão 0340 Integração Avíc.Taió | R$ 593,278.15 | R$ 261,042.39 | Instalações | Taió | SC |
| PERDIGÃO | Divisão 0340 Integração Avíc.Taió | R$ 780,652.58 | R$ 5,075.75 | Equipamentos | Taió | SC |
| PERDIGÃO | Divisão 0346 Reflor. Salto do Leão | R$ 455.54 | R$ - | Veículos | Erval Velho | SC |
| PERDIGÃO | Divisão 0346 Reflor. Salto do Leão | R$ 1,207.65 | R$ 912.00 | Móveis e Utensílios | Erval Velho | SC |
| PERDIGÃO | Divisão 0346 Reflor. Salto do Leão | R$ 3,260.56 | R$ 3,260.56 | Imobilizado em Andamento | Erval Velho | SC |
| PERDIGÃO | Divisão 0346 Reflor. Salto do Leão | R$ 83,128.92 | R$ 53,928.22 | Instalações | Erval Velho | SC |
| PERDIGÃO | Divisão 0346 Reflor. Salto do Leão | R$ 1,684,050.21 | R$ 1,029,095.14 | Floresta e Reflorestamento | Erval Velho | SC |
| PERDIGÃO | Divisão 0346 Reflor. Salto do Leão | R$ 1,992,283.89 | R$ 1,992,283.89 | Terrenos | Erval Velho | SC |
| PERDIGÃO | Divisão 0350 P. Vendas H. D´Oeste | R$ 10,576.20 | R$ - | Equips. Informática | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0350 P. Vendas H. D´Oeste | R$ 28,728.59 | R$ 12,059.00 | Móveis e Utensílios | Herval d'Oeste | SC |
| PERDIGÃO | Divisão 0355 P. Vendas Capinzal | R$ 634.84 | R$ 304.72 | Instalações | Capinzal | SC |
| PERDIGÃO | Divisão 0355 P. Vendas Capinzal | R$ 9,505.70 | R$ 3,553.00 | Equips. Informática | Capinzal | SC |
| PERDIGÃO | Divisão 0355 P. Vendas Capinzal | R$ 12,345.07 | R$ 2,384.00 | Móveis e Utensílios | Capinzal | SC |
| PERDIGÃO | Divisão 0355 P. Vendas Capinzal | R$ 146,788.95 | R$ - | Equipamentos | Capinzal | SC |
| PERDIGÃO | Divisão 0370 C. Grãos Xanxerê | R$ 9,192.93 | R$ 1,209.00 | Móveis e Utensílios | Xanxerê | SC |
| PERDIGÃO | Divisão 0370 C. Grãos Xanxerê | R$ 10,484.84 | R$ 2,470.00 | Equips. Informática | Xanxerê | SC |
| PERDIGÃO | Divisão 0370 C. Grãos Xanxerê | R$ 14,971.89 | R$ 770.00 | Veículos | Xanxerê | SC |
| PERDIGÃO | Divisão 0370 C. Grãos Xanxerê | R$ 203,660.97 | R$ 203,660.97 | Terrenos | Xanxerê | SC |
| PERDIGÃO | Divisão 0370 C. Grãos Xanxerê | R$ 502,857.55 | R$ 158,385.61 | Equipamentos | Xanxerê | SC |
| PERDIGÃO | Divisão 0370 C. Grãos Xanxerê | R$ 2,653,491.72 | R$ 1,167,536.36 | Instalações | Xanxerê | SC |
| PERDIGÃO | Divisão 0371 C. Grãos S.Miguel D´Oeste | R$ 10,634.46 | R$ - | Veículos | São Miguel d'Oeste | SC |
| PERDIGÃO | Divisão 0371 C. Grãos S.Miguel D´Oeste | R$ 12,152.55 | R$ 1,004.00 | Móveis e Utensílios | São Miguel d'Oeste | SC |
| PERDIGÃO | Divisão 0371 C. Grãos S.Miguel D´Oeste | R$ 18,533.52 | R$ 3,048.00 | Equips. Informática | São Miguel d'Oeste | SC |
| PERDIGÃO | Divisão 0371 C. Grãos S.Miguel D´Oeste | R$ 81,631.38 | R$ 30,992.97 | Equipamentos | São Miguel d'Oeste | SC |
| PERDIGÃO | Divisão 0372 C. Grãos Guaruja do Sul | R$ 2,493.77 | R$ - | Equipamentos | Guarujá do Sul | SC |
| PERDIGÃO | Divisão 0372 C. Grãos Guaruja do Sul | R$ 4,047.69 | R$ 548.00 | Móveis e Utensílios | Guarujá do Sul | SC |
| PERDIGÃO | Divisão 0372 C. Grãos Guaruja do Sul | R$ 6,398.39 | R$ 1,409.00 | Equips. Informática | Guarujá do Sul | SC |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0374 C. Grãos Campo Erê | R$ 5,923.68 | R$ 1,669.00 | Equips. Informática | Campo Erê | SC |
| PERDIGÃO | Divisão 0374 C. Grãos Campo Erê | R$ 14,397.91 | R$ - | Veículos | Campo Erê | SC |
| PERDIGÃO | Divisão 0374 C. Grãos Campo Erê | R$ 16,811.67 | R$ 1,587.00 | Móveis e Utensílios | Campo Erê | SC |
| PERDIGÃO | Divisão 0374 C. Grãos Campo Erê | R$ 27,259.70 | R$ 27,259.70 | Terrenos | Campo Erê | SC |
| PERDIGÃO | Divisão 0374 C. Grãos Campo Erê | R$ 45,961.75 | R$ - | Benfeitorias em Imóveis | Campo Erê | SC |
| PERDIGÃO | Divisão 0374 C. Grãos Campo Erê | R$ 934,401.59 | R$ 15,230.09 | Equipamentos | Campo Erê | SC |
| PERDIGÃO | Divisão 0374 C. Grãos Campo Erê | R$ 2,215,946.16 | R$ 1,076,845.16 | Instalações | Campo Erê | SC |
| PERDIGÃO | Divisão 0375 C. Grãos Maravilha | R$ 566.16 | R$ 81.54 | Equipamentos | Maravilha | SC |
| PERDIGÃO | Divisão 0375 C. Grãos Maravilha | R$ 1,582.92 | R$ 1,292.00 | Móveis e Utensílios | Maravilha | SC |
| PERDIGÃO | Divisão 0375 C. Grãos Maravilha | R$ 6,930.40 | R$ 1,409.00 | Equips. Informática | Maravilha | SC |
| PERDIGÃO | Divisão 0378 C. Grãos Abelardo Luz | R$ 919.60 | R$ 840.00 | Móveis e Utensílios | Abelardo Luz | SC |
| PERDIGÃO | Divisão 0378 C. Grãos Abelardo Luz | R$ 2,397.66 | R$ 2,301.75 | Instalações | Abelardo Luz | SC |
| PERDIGÃO | Divisão 0378 C. Grãos Abelardo Luz | R$ 5,036.30 | R$ 1,669.00 | Equips. Informática | Abelardo Luz | SC |
| PERDIGÃO | Divisão 0378 C. Grãos Abelardo Luz | R$ 23,412.56 | R$ 9,636.80 | Equipamentos | Abelardo Luz | SC |
| PERDIGÃO | Divisão 0401 Frig. Suinos Marau | R$ 405,340.98 | R$ 222,823.00 | Veículos | Maraú | RS |
| PERDIGÃO | Divisão 0401 Frig. Suinos Marau | R$ 684,757.13 | R$ 422,777.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0401 Frig. Suinos Marau | R$ 935,886.39 | R$ 445,886.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0401 Frig. Suinos Marau | R$ 1,134,934.30 | R$ 1,134,934.30 | Terrenos | Maraú | RS |
| PERDIGÃO | Divisão 0401 Frig. Suinos Marau | R$ 2,046,442.77 | R$ 445,254.29 | Benfeitorias em Imóveis | Maraú | RS |
| PERDIGÃO | Divisão 0401 Frig. Suinos Marau | R$ 5,547,831.18 | R$ 5,547,831.18 | Imobilizado em Andamento | Maraú | RS |
| PERDIGÃO | Divisão 0401 Frig. Suinos Marau | R$ 22,532,304.88 | R$ 7,201,865.45 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0401 Frig. Suinos Marau | R$ 61,886,052.45 | R$ 32,202,976.49 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0402 Frigorifico Nicolini | R$ 70,715.34 | R$ 30,068.00 | Móveis e Utensílios | Garibaldi | RS |
| PERDIGÃO | Divisão 0402 Frigorifico Nicolini | R$ 163,547.76 | R$ 71,369.00 | Equips. Informática | Garibaldi | RS |
| PERDIGÃO | Divisão 0402 Frigorifico Nicolini | R$ 207,752.39 | R$ 207,752.39 | Terrenos | Garibaldi | RS |
| PERDIGÃO | Divisão 0402 Frigorifico Nicolini | R$ 478,584.93 | R$ 478,584.93 | Imobilizado em Andamento | Garibaldi | RS |
| PERDIGÃO | Divisão 0402 Frigorifico Nicolini | R$ 2,056,200.05 | R$ - | Benfeitorias em Imóveis | Garibaldi | RS |
| PERDIGÃO | Divisão 0402 Frigorifico Nicolini | R$ 35,800,470.66 | R$ 22,978,661.20 | Instalações | Garibaldi | RS |
| PERDIGÃO | Divisão 0402 Frigorifico Nicolini | R$ 50,375,745.45 | R$ 12,370,128.36 | Equipamentos | Garibaldi | RS |
| PERDIGÃO | Divisão 0403 Frig. Aves Marau | R$ 184,489.46 | R$ 184,489.46 | Terrenos | Maraú | RS |
| PERDIGÃO | Divisão 0403 Frig. Aves Marau | R$ 261,856.58 | R$ 97,641.00 | Veículos | Maraú | RS |
| PERDIGÃO | Divisão 0403 Frig. Aves Marau | R$ 472,616.70 | R$ 202,031.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0403 Frig. Aves Marau | R$ 505,619.28 | R$ 229,950.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0403 Frig. Aves Marau | R$ 956,419.29 | R$ 179,799.84 | Benfeitorias em Imóveis | Maraú | RS |
| PERDIGÃO | Divisão 0403 Frig. Aves Marau | R$ 11,939,077.35 | R$ 11,939,077.35 | Imobilizado em Andamento | Maraú | RS |
| PERDIGÃO | Divisão 0403 Frig. Aves Marau | R$ 75,679,787.40 | R$ 31,544,699.25 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0403 Frig. Aves Marau | R$ 81,932,053.15 | R$ 40,098,672.29 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0405 Frig. Industr. Marau | R$ 70,715.34 | R$ 30,068.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0405 Frig. Industr. Marau | R$ 163,547.76 | R$ 71,369.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0405 Frig. Industr. Marau | R$ 207,752.39 | R$ 207,752.39 | Terrenos | Maraú | RS |
| PERDIGÃO | Divisão 0405 Frig. Industr. Marau | R$ 478,584.93 | R$ 478,584.93 | Imobilizado em Andamento | Maraú | RS |
| PERDIGÃO | Divisão 0405 Frig. Industr. Marau | R$ 2,056,200.05 | R$ - | Benfeitorias em Imóveis | Maraú | RS |
| PERDIGÃO | Divisão 0405 Frig. Industr. Marau | R$ 35,800,470.66 | R$ 22,978,661.20 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0405 Frig. Industr. Marau | R$ 50,375,745.45 | R$ 12,370,128.36 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 62,949.37 | R$ 16,632.00 | Veículos | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 156,150.35 | R$ 128,276.85 | Floresta e Reflorestamento | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 237,078.30 | R$ 237,078.30 | Imobilizado em Andamento | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 273,625.99 | R$ 146,928.00 | Equips. Informática | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 457,327.72 | R$ 315,548.00 | Móveis e Utensílios | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 1,503,332.74 | R$ 1,503,332.74 | Terrenos | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 1,798,189.70 | R$ 54,565.71 | Benfeitorias em Imóveis | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 51,871,340.84 | R$ 29,839,161.93 | Equipamentos | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0408 Frig. Serafina Corrêa | R$ 64,081,219.16 | R$ 31,082,288.81 | Instalações | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0410 Fábrica de Ração Marau | R$ 94,430.97 | R$ 42,746.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0410 Fábrica de Ração Marau | R$ 111,271.95 | R$ 29,765.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0410 Fábrica de Ração Marau | R$ 498,965.13 | R$ 498,965.13 | Imobilizado em Andamento | Maraú | RS |
| PERDIGÃO | Divisão 0410 Fábrica de Ração Marau | R$ 842,875.82 | R$ 842,875.82 | Terrenos | Maraú | RS |
| PERDIGÃO | Divisão 0410 Fábrica de Ração Marau | R$ 2,358,992.41 | R$ 677,995.32 | Benfeitorias em Imóveis | Maraú | RS |
| PERDIGÃO | Divisão 0410 Fábrica de Ração Marau | R$ 21,853,292.89 | R$ 6,815,587.02 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0410 Fábrica de Ração Marau | R$ 27,387,038.68 | R$ 9,041,561.67 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 32,131.52 | R$ 947.00 | Veículos | Lajeado | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 41,613.54 | R$ 960.00 | Intangíveis - Software | Lajeado | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 692,480.59 | R$ 692,480.59 | Terrenos | Lajeado | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 820,562.95 | R$ 91,557.00 | Equips. Informática | Lajeado | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 1,037,865.20 | R$ 404,047.00 | Móveis e Utensílios | Lajeado | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 2,300,472.21 | R$ 315,164.55 | Benfeitorias em Imóveis | Lajeado | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 13,704,656.39 | R$ 13,704,656.39 | Imobilizado em Andamento | Lajeado | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 64,243,712.22 | R$ 25,586,662.49 | Equipamentos | Lajeado | RS |
| PERDIGÃO | Divisão 0411 Frig. Aves/Suínos Lajeado | R$ 67,913,922.42 | R$ 36,679,453.68 | Instalações | Lajeado | RS |
| PERDIGÃO | Divisão 0412 Frigorifico Suínos Rizzi | R$ 2,104.41 | R$ 1,271.00 | Móveis e Utensílios | Cidade Não Identificada | N-IDENT |
| PERDIGÃO | Divisão 0412 Frigorifico Suínos Rizzi | R$ 9,835.63 | R$ 1,936.10 | Equipamentos | Cidade Não Identificada | N-IDENT |
| PERDIGÃO | Divisão 0412 Frigorifico Suínos Rizzi | R$ 37,170.49 | R$ 29,736.39 | Instalações | Cidade Não Identificada | N-IDENT |
| PERDIGÃO | Divisão 0414 Frigorífico Aves Cavalhada | R$ 18,000.00 | R$ 18,000.00 | Imobilizado em Andamento | Porto Alegre | RS |
| PERDIGÃO | Divisão 0414 Frigorífico Aves Cavalhada | R$ 286,534.09 | R$ 63,070.00 | Móveis e Utensílios | Porto Alegre | RS |
| PERDIGÃO | Divisão 0414 Frigorífico Aves Cavalhada | R$ 355,695.53 | R$ 41,387.36 | Benfeitorias em Imóveis | Porto Alegre | RS |
| PERDIGÃO | Divisão 0414 Frigorífico Aves Cavalhada | R$ 741,517.90 | R$ 741,517.90 | Terrenos | Porto Alegre | RS |
| PERDIGÃO | Divisão 0414 Frigorífico Aves Cavalhada | R$ 10,514,234.84 | R$ 2,181,668.11 | Equipamentos | Porto Alegre | RS |
| PERDIGÃO | Divisão 0414 Frigorífico Aves Cavalhada | R$ 18,627,125.14 | R$ 9,233,547.62 | Instalações | Porto Alegre | RS |
| PERDIGÃO | Divisão 0415 Fábrica de Rações Gaurama | R$ - | R$ - | Imobilizado em Andamento | Gaurama | RS |
| PERDIGÃO | Divisão 0415 Fábrica de Rações Gaurama | R$ 186.48 | R$ - | Benfeitorias em Imóveis | Gaurama | RS |
| PERDIGÃO | Divisão 0415 Fábrica de Rações Gaurama | R$ 15,327.32 | R$ 7,826.00 | Móveis e Utensílios | Gaurama | RS |
| PERDIGÃO | Divisão 0415 Fábrica de Rações Gaurama | R$ 21,736.88 | R$ 11,359.00 | Equips. Informática | Gaurama | RS |
| PERDIGÃO | Divisão 0415 Fábrica de Rações Gaurama | R$ 40,676.90 | R$ 9,137.90 | Floresta e Reflorestamento | Gaurama | RS |
| PERDIGÃO | Divisão 0415 Fábrica de Rações Gaurama | R$ 210,508.83 | R$ 210,508.83 | Terrenos | Gaurama | RS |
| PERDIGÃO | Divisão 0415 Fábrica de Rações Gaurama | R$ 4,744,144.61 | R$ 1,926,088.81 | Equipamentos | Gaurama | RS |
| PERDIGÃO | Divisão 0415 Fábrica de Rações Gaurama | R$ 6,249,589.45 | R$ 3,632,522.68 | Instalações | Gaurama | RS |
| PERDIGÃO | Divisão 0416 Fáb. de Ração Arroio do Meio | R$ 1,350.00 | R$ 1,327.00 | Equips. Informática | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0416 Fáb. de Ração Arroio do Meio | R$ 42,924.19 | R$ 42,924.19 | Imobilizado em Andamento | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0416 Fáb. de Ração Arroio do Meio | R$ 69,156.52 | R$ 69,156.52 | Terrenos | Arroio do Meio | RS |

| Company | Fixed Assets | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0416 Fáb. de Ração Arroio do Meio | R$ | 79,864.13 | R$ | 27,451.00 | Intangíveis - Software | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0416 Fáb. de Ração Arroio do Meio | R$ | 96,164.84 | R$ | 39,723.00 | Móveis e Utensílios | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0416 Fáb. de Ração Arroio do Meio | R$ | 301,420.65 | R$ | 2,173.72 | Benfeitorias em Imóveis | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0416 Fáb. de Ração Arroio do Meio | R$ | 13,274,240.45 | R$ | 5,282,950.54 | Instalações | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0416 Fáb. de Ração Arroio do Meio | R$ | 17,528,604.25 | R$ | 2,961,484.10 | Equipamentos | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0417 Fábrica de Ração Lami - POA | R$ | 6,338.75 | R$ | 6,127.00 | Equips. Informática | Porto Alegre | RS |
| PERDIGÃO | Divisão 0417 Fábrica de Ração Lami - POA | R$ | 11,115.22 | R$ | - | Intangíveis - Software | Porto Alegre | RS |
| PERDIGÃO | Divisão 0417 Fábrica de Ração Lami - POA | R$ | 100,165.64 | R$ | 26,118.00 | Móveis e Utensílios | Porto Alegre | RS |
| PERDIGÃO | Divisão 0417 Fábrica de Ração Lami - POA | R$ | 132,516.88 | R$ | 132,516.88 | Imobilizado em Andamento | Porto Alegre | RS |
| PERDIGÃO | Divisão 0417 Fábrica de Ração Lami - POA | R$ | 436,069.34 | R$ | 436,069.34 | Terrenos | Porto Alegre | RS |
| PERDIGÃO | Divisão 0417 Fábrica de Ração Lami - POA | R$ | 6,611,133.57 | R$ | 1,033,364.44 | Equipamentos | Porto Alegre | RS |
| PERDIGÃO | Divisão 0417 Fábrica de Ração Lami - POA | R$ | 11,300,848.77 | R$ | 6,559,415.00 | Instalações | Porto Alegre | RS |
| PERDIGÃO | Divisão 0420 Incubatório Marau | R$ | 37,911.09 | R$ | 11,207.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0420 Incubatório Marau | R$ | 50,760.38 | R$ | 19,851.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0420 Incubatório Marau | R$ | 53,600.47 | R$ | 10,121.54 | Floresta e Reflorestamento | Maraú | RS |
| PERDIGÃO | Divisão 0420 Incubatório Marau | R$ | 316,543.33 | R$ | 316,543.33 | Terrenos | Maraú | RS |
| PERDIGÃO | Divisão 0420 Incubatório Marau | R$ | 1,014,666.54 | R$ | 122,499.90 | Benfeitorias em Imóveis | Maraú | RS |
| PERDIGÃO | Divisão 0420 Incubatório Marau | R$ | 13,109,728.59 | R$ | 5,909,166.07 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0420 Incubatório Marau | R$ | 14,920,981.71 | R$ | 10,284,789.10 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0422 Incubatório Caxias do Sul | R$ | 5,285.82 | R$ | 5,285.82 | Imobilizado em Andamento | Caxias do Sul | RS |
| PERDIGÃO | Divisão 0422 Incubatório Caxias do Sul | R$ | 28,506.20 | R$ | 16,853.00 | Móveis e Utensílios | Caxias do Sul | RS |
| PERDIGÃO | Divisão 0422 Incubatório Caxias do Sul | R$ | 72,467.34 | R$ | 72,467.34 | Terrenos | Caxias do Sul | RS |
| PERDIGÃO | Divisão 0422 Incubatório Caxias do Sul | R$ | 3,186,982.92 | R$ | 477,388.96 | Equipamentos | Caxias do Sul | RS |
| PERDIGÃO | Divisão 0422 Incubatório Caxias do Sul | R$ | 3,207,800.30 | R$ | 1,598,870.25 | Instalações | Caxias do Sul | RS |
| PERDIGÃO | Divisão 0423 Incubatório Arroio do Meio | R$ | 91,148.10 | R$ | 4,640.00 | Veículos | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0423 Incubatório Arroio do Meio | R$ | 100,320.36 | R$ | 100,320.36 | Imobilizado em Andamento | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0423 Incubatório Arroio do Meio | R$ | 168,455.53 | R$ | 74,884.00 | Móveis e Utensílios | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0423 Incubatório Arroio do Meio | R$ | 271,646.17 | R$ | 271,646.17 | Terrenos | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0423 Incubatório Arroio do Meio | R$ | 7,323,784.01 | R$ | 1,004,420.95 | Equipamentos | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0423 Incubatório Arroio do Meio | R$ | 16,324,419.78 | R$ | 5,517,877.08 | Instalações | Arroio do Meio | RS |
| PERDIGÃO | Divisão 0424 Incubatório Lami-POA | R$ | - | R$ | - | Imobilizado em Andamento | Porto Alegre | RS |
| PERDIGÃO | Divisão 0424 Incubatório Lami-POA | R$ | 61,556.27 | R$ | 22,120.00 | Móveis e Utensílios | Porto Alegre | RS |
| PERDIGÃO | Divisão 0424 Incubatório Lami-POA | R$ | 540,976.72 | R$ | 540,976.72 | Terrenos | Porto Alegre | RS |
| PERDIGÃO | Divisão 0424 Incubatório Lami-POA | R$ | 694,091.73 | R$ | 386,229.13 | Floresta e Reflorestamento | Porto Alegre | RS |
| PERDIGÃO | Divisão 0424 Incubatório Lami-POA | R$ | 5,559,222.97 | R$ | 2,500,606.79 | Instalações | Porto Alegre | RS |
| PERDIGÃO | Divisão 0424 Incubatório Lami-POA | R$ | 7,904,037.86 | R$ | 369,515.71 | Equipamentos | Porto Alegre | RS |
| PERDIGÃO | Divisão 0425 Gja Aves S.Antônio Pavan | R$ | 8,535.59 | R$ | 2,886.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0425 Gja Aves S.Antônio Pavan | R$ | 10,203.05 | R$ | - | Veículos | Maraú | RS |
| PERDIGÃO | Divisão 0425 Gja Aves S.Antônio Pavan | R$ | 30,327.75 | R$ | 12,840.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0425 Gja Aves S.Antônio Pavan | R$ | 246,935.13 | R$ | 44,929.46 | Benfeitorias em Imóveis | Maraú | RS |
| PERDIGÃO | Divisão 0425 Gja Aves S.Antônio Pavan | R$ | 299,731.29 | R$ | 178,861.93 | Floresta e Reflorestamento | Maraú | RS |
| PERDIGÃO | Divisão 0425 Gja Aves S.Antônio Pavan | R$ | 915,734.63 | R$ | 915,734.63 | Terrenos | Maraú | RS |
| PERDIGÃO | Divisão 0425 Gja Aves S.Antônio Pavan | R$ | 2,977,818.66 | R$ | 663,545.05 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0425 Gja Aves S.Antônio Pavan | R$ | 11,566,637.70 | R$ | 5,979,198.71 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 8,653.45 | R$ | 3,616.00 | Equips. Informática | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 27,190.92 | R$ | - | Veículos | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 51,228.67 | R$ | 9,367.00 | Móveis e Utensílios | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 93,788.06 | R$ | 93,788.06 | Imobilizado em Andamento | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 101,342.25 | R$ | 80,020.62 | Floresta e Reflorestamento | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 231,998.12 | R$ | 51,975.56 | Benfeitorias em Imóveis | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 314,724.81 | R$ | 314,724.81 | Terrenos | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 2,124,922.92 | R$ | 824,181.11 | Equipamentos | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0427 Gja Aves S.Antônio Palma | R$ | 8,698,366.26 | R$ | 3,840,193.14 | Instalações | Santo Antônio de Palma | RS |
| PERDIGÃO | Divisão 0433 Granja de Suínos Carapuça | R$ | 11,994.84 | R$ | 1,314.00 | Móveis e Utensílios | Taquari | RS |
| PERDIGÃO | Divisão 0433 Granja de Suínos Carapuça | R$ | 14,547.62 | R$ | 14,547.62 | Imobilizado em Andamento | Taquari | RS |
| PERDIGÃO | Divisão 0433 Granja de Suínos Carapuça | R$ | 668,700.91 | R$ | 668,700.91 | Terrenos | Taquari | RS |
| PERDIGÃO | Divisão 0433 Granja de Suínos Carapuça | R$ | 1,238,768.12 | R$ | 883,235.64 | Instalações | Taquari | RS |
| PERDIGÃO | Divisão 0433 Granja de Suínos Carapuça | R$ | 1,384,316.35 | R$ | 156,761.57 | Equipamentos | Taquari | RS |
| PERDIGÃO | Divisão 0433 Granja de Suínos Carapuça | R$ | 2,878,554.11 | R$ | 1,652,176.81 | Floresta e Reflorestamento | Taquari | RS |
| PERDIGÃO | Divisão 0435 Reflor. S.José dos Ricci | R$ | 944.38 | R$ | 94.44 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0435 Reflor. S.José dos Ricci | R$ | 1,087.53 | R$ | 865.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0435 Reflor. S.José dos Ricci | R$ | 31,463.23 | R$ | 30,204.70 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0435 Reflor. S.José dos Ricci | R$ | 44,386.67 | R$ | 22,758.00 | Veículos | Maraú | RS |
| PERDIGÃO | Divisão 0435 Reflor. S.José dos Ricci | R$ | 358,260.47 | R$ | 358,260.47 | Terrenos | Maraú | RS |
| PERDIGÃO | Divisão 0435 Reflor. S.José dos Ricci | R$ | 515,236.01 | R$ | 515,236.01 | Imobilizado em Andamento | Maraú | RS |
| PERDIGÃO | Divisão 0435 Reflor. S.José dos Ricci | R$ | 6,707,535.70 | R$ | 5,677,936.13 | Floresta e Reflorestamento | Maraú | RS |
| PERDIGÃO | Divisão 0437 Reflor. Vale Verde | R$ | 358.69 | R$ | 28.00 | Móveis e Utensílios | Vale Verde | RS |
| PERDIGÃO | Divisão 0437 Reflor. Vale Verde | R$ | 3,245.88 | R$ | - | Veículos | Vale Verde | RS |
| PERDIGÃO | Divisão 0437 Reflor. Vale Verde | R$ | 28,713.88 | R$ | 9,394.87 | Equipamentos | Vale Verde | RS |
| PERDIGÃO | Divisão 0437 Reflor. Vale Verde | R$ | 77,850.43 | R$ | 77,850.43 | Imobilizado em Andamento | Vale Verde | RS |
| PERDIGÃO | Divisão 0437 Reflor. Vale Verde | R$ | 315,866.66 | R$ | 315,866.66 | Terrenos | Vale Verde | RS |
| PERDIGÃO | Divisão 0437 Reflor. Vale Verde | R$ | 468,016.41 | R$ | 314,877.17 | Instalações | Vale Verde | RS |
| PERDIGÃO | Divisão 0437 Reflor. Vale Verde | R$ | 862,784.49 | R$ | 652,815.73 | Floresta e Reflorestamento | Vale Verde | RS |
| PERDIGÃO | Divisão 0438 Reflor. Julio de Castilhos | R$ | 6,255.75 | R$ | 489.38 | Floresta e Reflorestamento | Julio de Castilhos | RS |
| PERDIGÃO | Divisão 0440 Posto Vendas Marau | R$ | 3,682.94 | R$ | 1,011.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0440 Posto Vendas Marau | R$ | 3,737.80 | R$ | 373.78 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0440 Posto Vendas Marau | R$ | 35,755.63 | R$ | 12,971.00 | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0441 Posto Vendas Serafina Corrêa | R$ | 7,595.43 | R$ | 7,213.00 | Equips. Informática | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0441 Posto Vendas Serafina Corrêa | R$ | 22,154.00 | R$ | 21,913.00 | Móveis e Utensílios | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0441 Posto Vendas Serafina Corrêa | R$ | 147,612.66 | R$ | 143,990.24 | Equipamentos | Serafina Corrêa | RS |
| PERDIGÃO | Divisão 0443 Gja Aves Amoras | R$ | - | R$ | - | Imobilizado em Andamento | Taquari | RS |
| PERDIGÃO | Divisão 0443 Gja Aves Amoras | R$ | 9,750.00 | R$ | 9,750.00 | Floresta e Reflorestamento | Taquari | RS |
| PERDIGÃO | Divisão 0443 Gja Aves Amoras | R$ | 20,887.93 | R$ | 7,522.00 | Móveis e Utensílios | Taquari | RS |
| PERDIGÃO | Divisão 0443 Gja Aves Amoras | R$ | 49,223.56 | R$ | 933.00 | Veículos | Taquari | RS |
| PERDIGÃO | Divisão 0443 Gja Aves Amoras | R$ | 227,120.90 | R$ | 227,120.90 | Terrenos | Taquari | RS |
| PERDIGÃO | Divisão 0443 Gja Aves Amoras | R$ | 6,055,465.21 | R$ | 2,954,257.33 | Instalações | Taquari | RS |
| PERDIGÃO | Divisão 0443 Gja Aves Amoras | R$ | 6,749,421.95 | R$ | 714,908.75 | Equipamentos | Taquari | RS |
| PERDIGÃO | Divisão 0444 Gja Aves Capitão | R$ | 46,949.08 | R$ | - | Veículos | Capitão | RS |
| PERDIGÃO | Divisão 0444 Gja Aves Capitão | R$ | 64,435.20 | R$ | 46,246.00 | Móveis e Utensílios | Capitão | RS |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0444 Gja Aves Capitão | R$ 203,151.40 | R$ 203,151.40 | Terrenos | Capitão | RS |
| PERDIGÃO | Divisão 0444 Gja Aves Capitão | R$ 3,641,238.77 | R$ 393,128.82 | Equipamentos | Capitão | RS |
| PERDIGÃO | Divisão 0444 Gja Aves Capitão | R$ 7,972,260.33 | R$ 2,619,620.13 | Instalações | Capitão | RS |
| PERDIGÃO | Divisão 0445 Gja Aves Arroio Abelha | R$ 2,005.30 | R$ 571.00 | Móveis e Utensílios | Lajeado | RS |
| PERDIGÃO | Divisão 0445 Gja Aves Arroio Abelha | R$ 25,066.73 | R$ 25,066.73 | Terrenos | Lajeado | RS |
| PERDIGÃO | Divisão 0445 Gja Aves Arroio Abelha | R$ 1,459,711.15 | R$ 89,480.79 | Equipamentos | Lajeado | RS |
| PERDIGÃO | Divisão 0445 Gja Aves Arroio Abelha | R$ 5,378,911.34 | R$ 2,703,581.13 | Instalações | Lajeado | RS |
| PERDIGÃO | Divisão 0446 Gja Aves Fontoura Xavier | R$ 31,873.40 | R$ 17,508.00 | Móveis e Utensílios | Fontoura Xavier | RS |
| PERDIGÃO | Divisão 0446 Gja Aves Fontoura Xavier | R$ 76,066.91 | R$ 76,066.91 | Terrenos | Fontoura Xavier | RS |
| PERDIGÃO | Divisão 0446 Gja Aves Fontoura Xavier | R$ 1,268,925.89 | R$ 183,570.22 | Equipamentos | Fontoura Xavier | RS |
| PERDIGÃO | Divisão 0446 Gja Aves Fontoura Xavier | R$ 3,314,994.22 | R$ 989,220.26 | Instalações | Fontoura Xavier | RS |
| PERDIGÃO | Divisão 0447 Gja/Inc. Aves São Mateus | R$ 39,090.41 | R$ 39,090.41 | Imobilizado em Andamento | Viamão | RS |
| PERDIGÃO | Divisão 0447 Gja/Inc. Aves São Mateus | R$ 123,396.94 | R$ 32,333.00 | Móveis e Utensílios | Viamão | RS |
| PERDIGÃO | Divisão 0447 Gja/Inc. Aves São Mateus | R$ 137,641.00 | R$ 25,449.00 | Veículos | Viamão | RS |
| PERDIGÃO | Divisão 0447 Gja/Inc. Aves São Mateus | R$ 1,260,621.09 | R$ 1,260,621.09 | Terrenos | Viamão | RS |
| PERDIGÃO | Divisão 0447 Gja/Inc. Aves São Mateus | R$ 2,764,400.96 | R$ 399,400.30 | Equipamentos | Viamão | RS |
| PERDIGÃO | Divisão 0447 Gja/Inc. Aves São Mateus | R$ 10,348,303.62 | R$ 5,122,566.74 | Instalações | Viamão | RS |
| PERDIGÃO | Divisão 0448 Gja Aves Viamão | R$ 36,212.31 | R$ 5,830.00 | Móveis e Utensílios | Viamão | RS |
| PERDIGÃO | Divisão 0448 Gja Aves Viamão | R$ 79,040.10 | R$ 15,532.00 | Veículos | Viamão | RS |
| PERDIGÃO | Divisão 0448 Gja Aves Viamão | R$ 386,474.98 | R$ 386,474.98 | Imobilizado em Andamento | Viamão | RS |
| PERDIGÃO | Divisão 0448 Gja Aves Viamão | R$ 2,859,817.02 | R$ 2,105,109.69 | Instalações | Viamão | RS |
| PERDIGÃO | Divisão 0448 Gja Aves Viamão | R$ 5,902,534.25 | R$ 323,030.14 | Equipamentos | Viamão | RS |
| PERDIGÃO | Divisão 0449 Gja Aves V E VII Belem Novo | R$ 143,248.97 | R$ 63,773.12 | Instalações | Porto Alegre | RS |
| PERDIGÃO | Divisão 0449 Gja Aves V E VII Belem Novo | R$ 198,288.27 | R$ 31,084.65 | Equipamentos | Porto Alegre | RS |
| PERDIGÃO | Divisão 0449 Gja Aves V E VII Belem Novo | R$ 1,038,484.78 | R$ 732,941.50 | Floresta e Reflorestamento | Porto Alegre | RS |
| PERDIGÃO | Divisão 0450 Gja Aves VIII - Itapua | R$ 43,793.72 | R$ 11,315.00 | Móveis e Utensílios | Viamão | RS |
| PERDIGÃO | Divisão 0450 Gja Aves VIII - Itapua | R$ 81,730.48 | R$ 81,730.48 | Imobilizado em Andamento | Viamão | RS |
| PERDIGÃO | Divisão 0450 Gja Aves VIII - Itapua | R$ 90,519.83 | R$ 27,938.00 | Veículos | Viamão | RS |
| PERDIGÃO | Divisão 0450 Gja Aves VIII - Itapua | R$ 1,080,945.53 | R$ 1,080,945.53 | Terrenos | Viamão | RS |
| PERDIGÃO | Divisão 0450 Gja Aves VIII - Itapua | R$ 2,403,950.48 | R$ 493,809.48 | Equipamentos | Viamão | RS |
| PERDIGÃO | Divisão 0450 Gja Aves VIII - Itapua | R$ 8,026,551.44 | R$ 2,886,559.86 | Instalações | Viamão | RS |
| PERDIGÃO | Divisão 0451 Gja Aves XII - Itapua | R$ - | R$ - | Imobilizado em Andamento | Viamão | RS |
| PERDIGÃO | Divisão 0451 Gja Aves XII - Itapua | R$ 22,948.70 | R$ 7,075.00 | Móveis e Utensílios | Viamão | RS |
| PERDIGÃO | Divisão 0451 Gja Aves XII - Itapua | R$ 23,699.07 | R$ - | Veículos | Viamão | RS |
| PERDIGÃO | Divisão 0451 Gja Aves XII - Itapua | R$ 863,885.99 | R$ 863,885.99 | Terrenos | Viamão | RS |
| PERDIGÃO | Divisão 0451 Gja Aves XII - Itapua | R$ 2,651,471.22 | R$ 524,538.03 | Equipamentos | Viamão | RS |
| PERDIGÃO | Divisão 0451 Gja Aves XII - Itapua | R$ 11,233,477.63 | R$ 4,825,832.64 | Instalações | Viamão | RS |
| PERDIGÃO | Divisão 0452 Incubatório Capão Porteira | R$ 21,687.00 | R$ 21,687.00 | Imobilizado em Andamento | Viamão | RS |
| PERDIGÃO | Divisão 0470 Silo Marau - RS 324 | R$ - | R$ - | Imobilizado em Andamento | Maraú | RS |
| PERDIGÃO | Divisão 0470 Silo Marau - RS 324 | R$ 3,165.87 | R$ - | Móveis e Utensílios | Maraú | RS |
| PERDIGÃO | Divisão 0470 Silo Marau - RS 324 | R$ 3,763.22 | R$ - | Benfeitorias em Imóveis | Maraú | RS |
| PERDIGÃO | Divisão 0470 Silo Marau - RS 324 | R$ 13,817.99 | R$ 7,137.00 | Equips. Informática | Maraú | RS |
| PERDIGÃO | Divisão 0470 Silo Marau - RS 324 | R$ 151,839.06 | R$ 151,839.06 | Terrenos | Maraú | RS |
| PERDIGÃO | Divisão 0470 Silo Marau - RS 324 | R$ 1,151,037.09 | R$ 85,281.52 | Equipamentos | Maraú | RS |
| PERDIGÃO | Divisão 0470 Silo Marau - RS 324 | R$ 3,224,330.00 | R$ 1,455,793.11 | Instalações | Maraú | RS |
| PERDIGÃO | Divisão 0481 C. Grãos P.Fundo-BERTOL | R$ 500.21 | R$ - | Móveis e Utensílios | Passo Fundo | RS |
| PERDIGÃO | Divisão 0481 C. Grãos P.Fundo-BERTOL | R$ 5,742.55 | R$ 5,322.00 | Equips. Informática | Passo Fundo | RS |
| PERDIGÃO | Divisão 0490 Compra de Grãos Lajeado | R$ 67,100.00 | R$ 67,100.00 | Equips. Informática | Lajeado | RS |
| PERDIGÃO | Divisão 0490 Compra de Grãos Lajeado | R$ 259,386.57 | R$ 15,095.00 | Móveis e Utensílios | Lajeado | RS |
| PERDIGÃO | Divisão 0490 Compra de Grãos Lajeado | R$ 445,887.00 | R$ 259,780.00 | Veículos | Lajeado | RS |
| PERDIGÃO | Divisão 0490 Compra de Grãos Lajeado | R$ 9,770,806.14 | R$ 5,096,757.94 | Instalações | Lajeado | RS |
| PERDIGÃO | Divisão 0490 Compra de Grãos Lajeado | R$ 10,446,067.89 | R$ 2,767,545.61 | Equipamentos | Lajeado | RS |
| PERDIGÃO | Divisão 0492 Compra de Grãos Ijuí | R$ 8,167.29 | R$ 489.00 | Móveis e Utensílios | Ijuí | RS |
| PERDIGÃO | Divisão 0492 Compra de Grãos Ijuí | R$ 174,602.97 | R$ 93,501.28 | Instalações | Ijuí | RS |
| PERDIGÃO | Divisão 0492 Compra de Grãos Ijuí | R$ 1,657,041.12 | R$ 587,373.08 | Equipamentos | Ijuí | RS |
| PERDIGÃO | Divisão 0493 Compra de Grãos Estrela | R$ 53,525.28 | R$ 31,010.96 | Equipamentos | Estrela | RS |
| PERDIGÃO | Divisão 0493 Compra de Grãos Estrela | R$ 672,345.30 | R$ 589,536.75 | Instalações | Estrela | RS |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 87,045.84 | R$ 87,045.84 | Terrenos | Rio Verde | GO |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 227,690.91 | R$ 21,085.00 | Veículos | Rio Verde | GO |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 3,062,420.77 | R$ 1,618,422.00 | Móveis e Utensílios | Rio Verde | GO |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 3,344,761.23 | R$ 844,336.00 | Equips. Informática | Rio Verde | GO |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 11,751,812.76 | R$ 11,751,812.76 | Imobilizado em Andamento | Rio Verde | GO |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 13,495,000.78 | R$ 12,374,872.74 | Floresta e Reflorestamento | Rio Verde | GO |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 104,238,846.88 | R$ 66,642,330.57 | Benfeitorias em Imóveis | Rio Verde | GO |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 526,426,112.29 | R$ 364,586,698.50 | Instalações | Rio Verde | GO |
| PERDIGÃO | Divisão 0501 Frig. Rio Verde | R$ 690,779,707.71 | R$ 373,979,159.86 | Equipamentos | Rio Verde | GO |
| PERDIGÃO | Divisão 0505 Adm Rio Verde | R$ 218,027.85 | R$ 31,425.00 | Equips. Informática | Rio Verde | GO |
| PERDIGÃO | Divisão 0505 Adm Rio Verde | R$ 405,951.61 | R$ 209,561.00 | Veículos | Rio Verde | GO |
| PERDIGÃO | Divisão 0505 Adm Rio Verde | R$ 584,244.42 | R$ 584,244.42 | Imobilizado em Andamento | Rio Verde | GO |
| PERDIGÃO | Divisão 0505 Adm Rio Verde | R$ 613,299.44 | R$ 280,457.00 | Móveis e Utensílios | Rio Verde | GO |
| PERDIGÃO | Divisão 0505 Adm Rio Verde | R$ 795,052.92 | R$ 307,118.01 | Equipamentos | Rio Verde | GO |
| PERDIGÃO | Divisão 0505 Adm Rio Verde | R$ 2,899,951.52 | R$ 1,234,572.22 | Benfeitorias em Imóveis | Rio Verde | GO |
| PERDIGÃO | Divisão 0505 Adm Rio Verde | R$ 14,537,637.06 | R$ 10,455,211.68 | Instalações | Rio Verde | GO |
| PERDIGÃO | Divisão 0507 Frigorífico Jataí | R$ 50,000.00 | R$ 50,000.00 | Terrenos | Jataí | GO |
| PERDIGÃO | Divisão 0507 Frigorífico Jataí | R$ 218,044.11 | R$ 164,355.00 | Móveis e Utensílios | Jataí | GO |
| PERDIGÃO | Divisão 0507 Frigorífico Jataí | R$ 399,904.11 | R$ 327,276.00 | Equips. Informática | Jataí | GO |
| PERDIGÃO | Divisão 0507 Frigorífico Jataí | R$ 1,036,269.87 | R$ 1,036,269.87 | Imobilizado em Andamento | Jataí | GO |
| PERDIGÃO | Divisão 0507 Frigorífico Jataí | R$ 1,432,772.39 | R$ 323,857.10 | Benfeitorias em Imóveis | Jataí | GO |
| PERDIGÃO | Divisão 0507 Frigorífico Jataí | R$ 4,821,625.65 | R$ - | Instalações | Jataí | GO |
| PERDIGÃO | Divisão 0507 Frigorífico Jataí | R$ 10,168,362.44 | R$ 1,938,268.39 | Equipamentos | Jataí | GO |
| PERDIGÃO | Divisão 0514 Fáb. Ração Jataí | R$ 2,011.77 | R$ 1,065.00 | Equips. Informática | Jataí | GO |
| PERDIGÃO | Divisão 0514 Fáb. Ração Jataí | R$ 22,553.85 | R$ 22,553.85 | Imobilizado em Andamento | Jataí | GO |
| PERDIGÃO | Divisão 0514 Fáb. Ração Jataí | R$ 38,523.36 | R$ 33,612.00 | Móveis e Utensílios | Jataí | GO |
| PERDIGÃO | Divisão 0514 Fáb. Ração Jataí | R$ 49,037.67 | R$ 44,133.90 | Benfeitorias em Imóveis | Jataí | GO |
| PERDIGÃO | Divisão 0514 Fáb. Ração Jataí | R$ 53,934.05 | R$ 17,974.00 | Veículos | Jataí | GO |
| PERDIGÃO | Divisão 0514 Fáb. Ração Jataí | R$ 416,853.69 | R$ - | Instalações | Jataí | GO |
| PERDIGÃO | Divisão 0514 Fáb. Ração Jataí | R$ 1,640,427.74 | R$ 19,230.40 | Equipamentos | Jataí | GO |
| PERDIGÃO | Divisão 0525 CD Mclane Margarina | R$ 36,988.87 | R$ 36,988.87 | Imobilizado em Andamento | Valinhos | SP |
| PERDIGÃO | Divisão 0526 Fábrica Margarinas - Valinhos | R$ - | R$ - | Imobilizado em Andamento | Valinhos | SP |

| Company | Fixed Assets | Replacement Cost | | Residual Value (market vl) | | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0526 Fábrica Margarinas - Valinhos | R$ | 16,277.13 | R$ | 9,836.00 | Móveis e Utensílios | Valinhos | SP |
| PERDIGÃO | Divisão 0526 Fábrica Margarinas - Valinhos | R$ | 65,101.55 | R$ | 53,164.00 | Veículos | Valinhos | SP |
| PERDIGÃO | Divisão 0526 Fábrica Margarinas - Valinhos | R$ | 226,851.22 | R$ | 217,777.17 | Instalações | Valinhos | SP |
| PERDIGÃO | Divisão 0526 Fábrica Margarinas - Valinhos | R$ | 245,232.52 | R$ | 203,232.00 | Equips. Informática | Valinhos | SP |
| PERDIGÃO | Divisão 0526 Fábrica Margarinas - Valinhos | R$ | 14,704,024.44 | R$ | 3,801,399.47 | Equipamentos | Valinhos | SP |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 15,134.33 | R$ | 15,134.33 | Imobilizado em Andamento | Rio Verde | GO |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 47,301.88 | R$ | 29,974.00 | Equips. Informática | Rio Verde | GO |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 142,679.20 | R$ | 72,068.00 | Veículos | Rio Verde | GO |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 162,800.20 | R$ | 48,329.00 | Móveis e Utensílios | Rio Verde | GO |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 340,120.51 | R$ | 35,522.02 | Benfeitorias em Imóveis | Rio Verde | GO |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 464,876.00 | R$ | 464,876.00 | Terrenos | Rio Verde | GO |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 1,043,266.70 | R$ | 513,156.35 | Floresta e Reflorestamento | Rio Verde | GO |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 18,263,457.39 | R$ | 7,106,505.34 | Equipamentos | Rio Verde | GO |
| PERDIGÃO | Divisão 0531 Gja Aves Rio Verde-G.SÃO TOMAZ | R$ | 22,991,536.09 | R$ | 14,424,683.51 | Instalações | Rio Verde | GO |
| PERDIGÃO | Divisão 0532 Gja Aves Rio Verde II-RIO DOCE | R$ | 327.62 | R$ | - | Equips. Informática | Rio Verde | GO |
| PERDIGÃO | Divisão 0532 Gja Aves Rio Verde II-RIO DOCE | R$ | 17,329.09 | R$ | 422.00 | Veículos | Rio Verde | GO |
| PERDIGÃO | Divisão 0532 Gja Aves Rio Verde II-RIO DOCE | R$ | 23,963.50 | R$ | 23,963.50 | Imobilizado em Andamento | Rio Verde | GO |
| PERDIGÃO | Divisão 0532 Gja Aves Rio Verde II-RIO DOCE | R$ | 24,491.76 | R$ | 8,142.00 | Móveis e Utensílios | Rio Verde | GO |
| PERDIGÃO | Divisão 0532 Gja Aves Rio Verde II-RIO DOCE | R$ | 1,243,341.23 | R$ | 1,243,341.23 | Terrenos | Rio Verde | GO |
| PERDIGÃO | Divisão 0532 Gja Aves Rio Verde II-RIO DOCE | R$ | 2,431,725.52 | R$ | 320,498.27 | Equipamentos | Rio Verde | GO |
| PERDIGÃO | Divisão 0532 Gja Aves Rio Verde II-RIO DOCE | R$ | 3,892,683.13 | R$ | 1,485,008.72 | Floresta e Reflorestamento | Rio Verde | GO |
| PERDIGÃO | Divisão 0532 Gja Aves Rio Verde II-RIO DOCE | R$ | 5,844,121.29 | R$ | 3,625,799.02 | Instalações | Rio Verde | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 7.92 | R$ | 4.00 | Equips. Informática | Jataí | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 42,515.61 | R$ | 19,857.00 | Veículos | Jataí | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 111,385.86 | R$ | 80,908.71 | Benfeitorias em Imóveis | Jataí | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 149,016.97 | R$ | 99,686.00 | Móveis e Utensílios | Jataí | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 173,994.47 | R$ | 173,994.47 | Imobilizado em Andamento | Jataí | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 572,013.96 | R$ | 572,013.96 | Terrenos | Jataí | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 953,708.23 | R$ | 953,434.15 | Floresta e Reflorestamento | Jataí | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 9,338,652.10 | R$ | 4,653,676.72 | Equipamentos | Jataí | GO |
| PERDIGÃO | Divisão 0533 Granja Matrizes Jataí | R$ | 47,621,565.99 | R$ | 40,002,115.43 | Instalações | Jataí | GO |
| PERDIGÃO | Divisão 0538 Incubatório Jataí | R$ | 5,418.20 | R$ | 5,418.20 | Imobilizado em Andamento | Jataí | GO |
| PERDIGÃO | Divisão 0538 Incubatório Jataí | R$ | 8,154.25 | R$ | 2,754.00 | Equips. Informática | Jataí | GO |
| PERDIGÃO | Divisão 0538 Incubatório Jataí | R$ | 8,879.11 | R$ | 8,879.11 | Floresta e Reflorestamento | Jataí | GO |
| PERDIGÃO | Divisão 0538 Incubatório Jataí | R$ | 20,000.00 | R$ | 20,000.00 | Terrenos | Jataí | GO |
| PERDIGÃO | Divisão 0538 Incubatório Jataí | R$ | 61,119.08 | R$ | 37,180.00 | Móveis e Utensílios | Jataí | GO |
| PERDIGÃO | Divisão 0538 Incubatório Jataí | R$ | 870,422.95 | R$ | 696,338.36 | Benfeitorias em Imóveis | Jataí | GO |
| PERDIGÃO | Divisão 0538 Incubatório Jataí | R$ | 3,250,117.97 | R$ | 2,346,339.05 | Equipamentos | Jataí | GO |
| PERDIGÃO | Divisão 0538 Incubatório Jataí | R$ | 5,677,826.16 | R$ | 4,996,487.02 | Instalações | Jataí | GO |
| PERDIGÃO | Divisão 0539 C. Grãos Jatobá | R$ | 1.00 | R$ | - | Equips. Informática | Rio Verde | GO |
| PERDIGÃO | Divisão 0539 C. Grãos Jatobá | R$ | 4,068.10 | R$ | 1,688.00 | Móveis e Utensílios | Rio Verde | GO |
| PERDIGÃO | Divisão 0539 C. Grãos Jatobá | R$ | 5,166.72 | R$ | 4,650.05 | Equipamentos | Rio Verde | GO |
| PERDIGÃO | Divisão 0544 C. Grãos Jataí | R$ | 7,622.10 | R$ | - | Equips. Informática | Jataí | GO |
| PERDIGÃO | Divisão 0544 C. Grãos Jataí | R$ | 9,309.49 | R$ | 3,962.00 | Móveis e Utensílios | Jataí | GO |
| PERDIGÃO | Divisão 0544 C. Grãos Jataí | R$ | 17,707.48 | R$ | 8,348.14 | Equipamentos | Jataí | GO |
| PERDIGÃO | Divisão 0545 C. Grãos Rio Verde-Armazem JS | R$ | 3,630.18 | R$ | 1,688.00 | Móveis e Utensílios | Rio Verde | GO |
| PERDIGÃO | Divisão 0545 C. Grãos Rio Verde-Armazem JS | R$ | 11,282.86 | R$ | 4,513.14 | Equipamentos | Rio Verde | GO |
| PERDIGÃO | Divisão 0545 C. Grãos Rio Verde-Armazem JS | R$ | 13,454.53 | R$ | - | Equips. Informática | Rio Verde | GO |
| PERDIGÃO | Divisão 0545 C. Grãos Rio Verde-Armazem JS | R$ | 40,266.79 | R$ | - | Veículos | Rio Verde | GO |
| PERDIGÃO | Divisão 0546 C. Grãos Caiaponia | R$ | 1,320.47 | R$ | 706.00 | Móveis e Utensílios | Caiaponia | GO |
| PERDIGÃO | Divisão 0546 C. Grãos Caiaponia | R$ | 4,090.24 | R$ | - | Equips. Informática | Caiaponia | GO |
| PERDIGÃO | Divisão 0546 C. Grãos Caiaponia | R$ | 13,660.23 | R$ | 7,062.54 | Equipamentos | Caiaponia | GO |
| PERDIGÃO | Divisão 0547 C. Grãos Rondonópolis | R$ | 1,429.66 | R$ | 703.00 | Móveis e Utensílios | Rondonópolis | MT |
| PERDIGÃO | Divisão 0547 C. Grãos Rondonópolis | R$ | 7,646.79 | R$ | 273.00 | Equips. Informática | Rondonópolis | MT |
| PERDIGÃO | Divisão 0547 C. Grãos Rondonópolis | R$ | 53,746.27 | R$ | 37,622.39 | Equipamentos | Rondonópolis | MT |
| PERDIGÃO | Divisão 0548 C. Grãos Estrela D'Alva | R$ | 330.00 | R$ | 208.00 | Móveis e Utensílios | Jataí | GO |
| PERDIGÃO | Divisão 0548 C. Grãos Estrela D'Alva | R$ | 2,971.17 | R$ | 2,390.00 | Equips. Informática | Jataí | GO |
| PERDIGÃO | Divisão 0548 C. Grãos Estrela D'Alva | R$ | 17,477.67 | R$ | 15,729.91 | Equipamentos | Jataí | GO |
| PERDIGÃO | Divisão 0549 C. Grãos Montividiu | R$ | 2,080.15 | R$ | 1,817.00 | Móveis e Utensílios | Montividiu | GO |
| PERDIGÃO | Divisão 0549 C. Grãos Montividiu | R$ | 4,438.59 | R$ | 2,390.00 | Equips. Informática | Montividiu | GO |
| PERDIGÃO | Divisão 0549 C. Grãos Montividiu | R$ | 13,706.74 | R$ | 12,336.07 | Equipamentos | Montividiu | GO |
| PERDIGÃO | Divisão 0550 Posto Vendas Rio Verde | R$ | 425.97 | R$ | 201.00 | Móveis e Utensílios | Rio Verde | GO |
| PERDIGÃO | Divisão 0550 Posto Vendas Rio Verde | R$ | 10,150.67 | R$ | 8,855.00 | Equips. Informática | Rio Verde | GO |
| PERDIGÃO | Divisão 0550 Posto Vendas Rio Verde | R$ | 48,363.21 | R$ | 45,510.22 | Equipamentos | Rio Verde | GO |
| PERDIGÃO | Divisão 0570 Frig. Bovinos CAA | R$ | - | R$ | - | Imobilizado em Andamento | Cidade Não Identificada | N-IDENT |
| PERDIGÃO | Divisão 0580 Frig. Mineiros | R$ | 80,076.63 | R$ | 57,449.00 | Móveis e Utensílios | Mineiros | GO |
| PERDIGÃO | Divisão 0580 Frig. Mineiros | R$ | 256,185.53 | R$ | 129,141.00 | Veículos | Mineiros | GO |
| PERDIGÃO | Divisão 0580 Frig. Mineiros | R$ | 2,870,259.07 | R$ | 2,870,259.07 | Imobilizado em Andamento | Mineiros | GO |
| PERDIGÃO | Divisão 0580 Frig. Mineiros | R$ | 4,365,714.43 | R$ | 2,779,295.00 | Equips. Informática | Mineiros | GO |
| PERDIGÃO | Divisão 0580 Frig. Mineiros | R$ | 6,122,088.35 | R$ | 6,122,088.35 | Terrenos | Mineiros | GO |
| PERDIGÃO | Divisão 0580 Frig. Mineiros | R$ | 30,067,519.39 | R$ | 23,776,755.90 | Benfeitorias em Imóveis | Mineiros | GO |
| PERDIGÃO | Divisão 0580 Frig. Mineiros | R$ | 131,391,526.90 | R$ | 100,217,531.26 | Equipamentos | Mineiros | GO |
| PERDIGÃO | Divisão 0580 Frig. Mineiros | R$ | 265,279,800.34 | R$ | 242,546,970.45 | Instalações | Mineiros | GO |
| PERDIGÃO | Divisão 0585 Fábrica Rações Mineiros | R$ | 155,800.00 | R$ | 155,800.00 | Terrenos | Mineiros | GO |
| PERDIGÃO | Divisão 0585 Fábrica Rações Mineiros | R$ | 242,132.20 | R$ | 212,173.00 | Móveis e Utensílios | Mineiros | GO |
| PERDIGÃO | Divisão 0585 Fábrica Rações Mineiros | R$ | 249,136.26 | R$ | 212,902.00 | Equips. Informática | Mineiros | GO |
| PERDIGÃO | Divisão 0585 Fábrica Rações Mineiros | R$ | 4,271,267.87 | R$ | 3,946,064.72 | Instalações | Mineiros | GO |
| PERDIGÃO | Divisão 0585 Fábrica Rações Mineiros | R$ | 51,939,181.73 | R$ | 41,494,968.35 | Equipamentos | Mineiros | GO |
| PERDIGÃO | Divisão 0590 Frig. Bovinos Mirassol D'Oeste | R$ | 133,307.38 | R$ | 84,503.00 | Veículos | Mirassol d'Oeste | MT |
| PERDIGÃO | Divisão 0590 Frig. Bovinos Mirassol D'Oeste | R$ | 270,376.26 | R$ | 236,738.00 | Móveis e Utensílios | Mirassol d'Oeste | MT |
| PERDIGÃO | Divisão 0590 Frig. Bovinos Mirassol D'Oeste | R$ | 1,000,000.00 | R$ | 1,000,000.00 | Terrenos | Mirassol d'Oeste | MT |
| PERDIGÃO | Divisão 0590 Frig. Bovinos Mirassol D'Oeste | R$ | 1,072,833.12 | R$ | 845,696.00 | Equips. Informática | Mirassol d'Oeste | MT |
| PERDIGÃO | Divisão 0590 Frig. Bovinos Mirassol D'Oeste | R$ | 4,514,167.98 | R$ | 4,514,167.98 | Imobilizado em Andamento | Mirassol d'Oeste | MT |
| PERDIGÃO | Divisão 0590 Frig. Bovinos Mirassol D'Oeste | R$ | 4,931,289.12 | R$ | 4,554,742.37 | Benfeitorias em Imóveis | Mirassol d'Oeste | MT |
| PERDIGÃO | Divisão 0590 Frig. Bovinos Mirassol D'Oeste | R$ | 81,540,023.81 | R$ | 66,057,799.96 | Equipamentos | Mirassol d'Oeste | MT |
| PERDIGÃO | Divisão 0590 Frig. Bovinos Mirassol D'Oeste | R$ | 107,929,717.38 | R$ | 99,388,752.53 | Instalações | Mirassol d'Oeste | MT |
| PERDIGÃO | Divisão 0595 Incubatório Mineiros | R$ | 1.00 | R$ | 0.83 | Terrenos | Mineiros | GO |
| PERDIGÃO | Divisão 0595 Incubatório Mineiros | R$ | 3,599.09 | R$ | 2,787.00 | Equips. Informática | Mineiros | GO |
| PERDIGÃO | Divisão 0595 Incubatório Mineiros | R$ | 93,558.71 | R$ | 72,403.00 | Móveis e Utensílios | Mineiros | GO |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0595 Incubatório Mineiros | R$ 1,036,921.01 | R$ 725,844.70 | Benfeitorias em Imóveis | Mineiros | GO |
| PERDIGÃO | Divisão 0595 Incubatório Mineiros | R$ 9,799,307.12 | R$ 6,801,537.85 | Equipamentos | Mineiros | GO |
| PERDIGÃO | Divisão 0595 Incubatório Mineiros | R$ 11,799,510.63 | R$ 10,383,569.36 | Instalações | Mineiros | GO |
| PERDIGÃO | Divisão 0597 Reflor. Faz. Morro Dois Irmãos | R$ 2,562,250.72 | R$ 2,561,917.75 | Floresta e Reflorestamento | Mineiros | GO |
| PERDIGÃO | Divisão 0598 Reflor.Faz. Rio Verde-Mineiros | R$ 4,054,219.95 | R$ 4,054,217.64 | Floresta e Reflorestamento | Mineiros | GO |
| PERDIGÃO | Divisão 0620 Incub. Rio Claro | R$ 40,501.26 | R$ 13,898.00 | Equips. Informática | Rio Claro | SP |
| PERDIGÃO | Divisão 0620 Incub. Rio Claro | R$ 40,544.05 | R$ 24,326.43 | Benfeitorias em Imóveis | Rio Claro | SP |
| PERDIGÃO | Divisão 0620 Incub. Rio Claro | R$ 80,068.12 | R$ 41,167.00 | Móveis e Utensílios | Rio Claro | SP |
| PERDIGÃO | Divisão 0620 Incub. Rio Claro | R$ 107,951.91 | R$ 55,440.00 | Veículos | Rio Claro | SP |
| PERDIGÃO | Divisão 0620 Incub. Rio Claro | R$ 224,647.00 | R$ 224,647.00 | Imobilizado em Andamento | Rio Claro | SP |
| PERDIGÃO | Divisão 0620 Incub. Rio Claro | R$ 1,142,302.43 | R$ 1,142,302.43 | Terrenos | Rio Claro | SP |
| PERDIGÃO | Divisão 0620 Incub. Rio Claro | R$ 4,035,129.35 | R$ 1,653,177.78 | Equipamentos | Rio Claro | SP |
| PERDIGÃO | Divisão 0620 Incub. Rio Claro | R$ 8,139,084.16 | R$ 4,260,430.38 | Instalações | Rio Claro | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 26,360.80 | R$ 12,679.00 | Equips. Informática | Brotas | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 119,748.37 | R$ 54,088.00 | Móveis e Utensílios | Brotas | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 133,132.59 | R$ 12,864.00 | Veículos | Brotas | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 149,671.23 | R$ 149,671.23 | Imobilizado em Andamento | Brotas | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 308,958.11 | R$ 212,901.57 | Floresta e Reflorestamento | Brotas | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 1,086,473.58 | R$ 603,351.84 | Benfeitorias em Imóveis | Brotas | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 1,142,283.67 | R$ 1,142,283.67 | Terrenos | Brotas | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 3,397,590.25 | R$ 1,518,305.80 | Equipamentos | Brotas | SP |
| PERDIGÃO | Divisão 0625 Gja Aves Califórnia | R$ 12,497,239.20 | R$ 3,881,688.62 | Instalações | Brotas | SP |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ - | R$ - | Imobilizado em Andamento | Arceburgo | MG |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ 31,190.19 | R$ 31,190.19 | Terrenos | Arceburgo | MG |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ 38,566.50 | R$ 16,316.00 | Equips. Informática | Arceburgo | MG |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ 44,694.32 | R$ 44,412.09 | Floresta e Reflorestamento | Arceburgo | MG |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ 114,140.71 | R$ 47,843.00 | Móveis e Utensílios | Arceburgo | MG |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ 156,884.54 | R$ 32,325.00 | Veículos | Arceburgo | MG |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ 443,549.79 | R$ 100,510.52 | Benfeitorias em Imóveis | Arceburgo | MG |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ 1,647,534.63 | R$ 578,375.32 | Equipamentos | Arceburgo | MG |
| PERDIGÃO | Divisão 0630 Gja Aves Arceburgo | R$ 5,597,499.27 | R$ 2,743,267.64 | Instalações | Arceburgo | MG |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 21,007.51 | R$ 21,007.51 | Floresta e Reflorestamento | Carambeí | PR |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 252,258.09 | R$ 154,103.00 | Veículos | Carambeí | PR |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 430,141.03 | R$ 430,141.03 | Imobilizado em Andamento | Carambeí | PR |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 1,107,455.87 | R$ 306,369.89 | Equips. Informática | Carambeí | PR |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 1,641,407.55 | R$ 1,641,407.55 | Terrenos | Carambeí | PR |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 2,078,055.58 | R$ 1,680,567.18 | Móveis e Utensílios | Carambeí | PR |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 5,100,432.81 | R$ 3,928,056.80 | Benfeitorias em Imóveis | Carambeí | PR |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 127,774,597.27 | R$ 91,725,795.47 | Instalações | Carambeí | PR |
| PERDIGÃO | Divisão 0701 Frigorifico Carambeí | R$ 141,140,030.03 | R$ 93,493,472.02 | Equipamentos | Carambeí | PR |
| PERDIGÃO | Divisão 0715 Frigorífico Bom Conselho | R$ 1,277.39 | R$ 1,277.39 | Equips. Informática | Bom Conselho | PE |
| PERDIGÃO | Divisão 0715 Frigorífico Bom Conselho | R$ 221,119.84 | R$ 199,007.86 | Equipamentos | Bom Conselho | PE |
| PERDIGÃO | Divisão 0715 Frigorífico Bom Conselho | R$ 295,687.20 | R$ 295,687.20 | Imobilizado em Andamento | Bom Conselho | PE |
| PERDIGÃO | Divisão 0720 Fáb. Ração CBI | R$ 1,776.06 | R$ 1,065.64 | Equipamentos | Carambeí | PR |
| PERDIGÃO | Divisão 0720 Fáb. Ração CBI | R$ 14,344.31 | R$ 8,555.26 | Móveis e Utensílios | Carambeí | PR |
| PERDIGÃO | Divisão 0720 Fáb. Ração CBI | R$ 41,501.23 | R$ 12,518.00 | Equips. Informática | Carambeí | PR |
| PERDIGÃO | Divisão 0721 Incubatório Perus Catanduva | R$ 8,725.00 | R$ 8,725.00 | Intangíveis - Software | Carambeí | PR |
| PERDIGÃO | Divisão 0721 Incubatório Perus Catanduva | R$ 20,000.00 | R$ 20,000.00 | Terrenos | Carambeí | PR |
| PERDIGÃO | Divisão 0721 Incubatório Perus Catanduva | R$ 37,088.20 | R$ 2,978.00 | Equips. Informática | Carambeí | PR |
| PERDIGÃO | Divisão 0721 Incubatório Perus Catanduva | R$ 47,066.00 | R$ 27,291.07 | Móveis e Utensílios | Carambeí | PR |
| PERDIGÃO | Divisão 0721 Incubatório Perus Catanduva | R$ 184,093.78 | R$ 94,240.54 | Benfeitorias em Imóveis | Carambeí | PR |
| PERDIGÃO | Divisão 0721 Incubatório Perus Catanduva | R$ 4,094,892.44 | R$ 1,245,492.19 | Equipamentos | Carambeí | PR |
| PERDIGÃO | Divisão 0721 Incubatório Perus Catanduva | R$ 4,500,558.35 | R$ 3,304,298.19 | Instalações | Carambeí | PR |
| PERDIGÃO | Divisão 0723 Incubatório Aves Castro | R$ - | R$ - | Imobilizado em Andamento | Castro | PR |
| PERDIGÃO | Divisão 0723 Incubatório Aves Castro | R$ 75,021.05 | R$ 36,485.00 | Equips. Informática | Castro | PR |
| PERDIGÃO | Divisão 0723 Incubatório Aves Castro | R$ 146,019.15 | R$ 116,259.00 | Móveis e Utensílios | Castro | PR |
| PERDIGÃO | Divisão 0723 Incubatório Aves Castro | R$ 943,698.10 | R$ 660,588.67 | Benfeitorias em Imóveis | Castro | PR |
| PERDIGÃO | Divisão 0723 Incubatório Aves Castro | R$ 12,947,068.49 | R$ 9,132,555.24 | Equipamentos | Castro | PR |
| PERDIGÃO | Divisão 0723 Incubatório Aves Castro | R$ 12,981,372.56 | R$ 11,427,043.40 | Instalações | Castro | PR |
| PERDIGÃO | Divisão 0725 Incub./Granja Araucária | R$ - | R$ - | Imobilizado em Andamento | Carambeí | PR |
| PERDIGÃO | Divisão 0725 Incub./Granja Araucária | R$ 32,235.93 | R$ 9,440.00 | Equips. Informática | Carambeí | PR |
| PERDIGÃO | Divisão 0725 Incub./Granja Araucária | R$ 96,296.23 | R$ 71,842.00 | Móveis e Utensílios | Carambeí | PR |
| PERDIGÃO | Divisão 0725 Incub./Granja Araucária | R$ 186,622.24 | R$ 186,622.24 | Terrenos | Carambeí | PR |
| PERDIGÃO | Divisão 0725 Incub./Granja Araucária | R$ 196,861.47 | R$ 96,737.03 | Benfeitorias em Imóveis | Carambeí | PR |
| PERDIGÃO | Divisão 0725 Incub./Granja Araucária | R$ 1,062,265.49 | R$ 452,905.48 | Floresta e Reflorestamento | Carambeí | PR |
| PERDIGÃO | Divisão 0725 Incub./Granja Araucária | R$ 7,355,596.86 | R$ 5,038,736.75 | Equipamentos | Carambeí | PR |
| PERDIGÃO | Divisão 0725 Incub./Granja Araucária | R$ 25,032,431.20 | R$ 21,162,950.14 | Instalações | Carambeí | PR |
| PERDIGÃO | Divisão 0730 Gja Perus Santo André | R$ 3,241.68 | R$ 3,241.68 | Imobilizado em Andamento | Carambeí | PR |
| PERDIGÃO | Divisão 0730 Gja Perus Santo André | R$ 4,093.72 | R$ 1,008.00 | Equips. Informática | Carambeí | PR |
| PERDIGÃO | Divisão 0730 Gja Perus Santo André | R$ 100,985.40 | R$ 70,689.78 | Benfeitorias em Imóveis | Carambeí | PR |
| PERDIGÃO | Divisão 0730 Gja Perus Santo André | R$ 443,644.00 | R$ 417,096.91 | Móveis e Utensílios | Carambeí | PR |
| PERDIGÃO | Divisão 0730 Gja Perus Santo André | R$ 1,164,038.28 | R$ 1,164,038.28 | Terrenos | Carambeí | PR |
| PERDIGÃO | Divisão 0730 Gja Perus Santo André | R$ 1,399,172.87 | R$ 652,056.09 | Floresta e Reflorestamento | Carambeí | PR |
| PERDIGÃO | Divisão 0730 Gja Perus Santo André | R$ 2,232,021.59 | R$ 1,341,735.08 | Equipamentos | Carambeí | PR |
| PERDIGÃO | Divisão 0730 Gja Perus Santo André | R$ 12,674,517.77 | R$ 9,204,103.04 | Instalações | Carambeí | PR |
| PERDIGÃO | Divisão 0735 Gja Suínos Piraí do Sul | R$ - | R$ - | Equipamentos | Piraí do Sul | PR |
| PERDIGÃO | Divisão 0735 Gja Suínos Piraí do Sul | R$ - | R$ - | Imobilizado em Andamento | Piraí do Sul | PR |
| PERDIGÃO | Divisão 0735 Gja Suínos Piraí do Sul | R$ 122,906.52 | R$ 121,969.00 | Móveis e Utensílios | Piraí do Sul | PR |
| PERDIGÃO | Divisão 0750 P. Vendas Carambei | R$ 16,277.08 | R$ 2,344.00 | Equips. Informática | Carambeí | PR |
| PERDIGÃO | Divisão 0750 P. Vendas Carambei | R$ 37,112.46 | R$ 19,696.00 | Móveis e Utensílios | Carambeí | PR |
| PERDIGÃO | Divisão 0750 P. Vendas Carambei | R$ 69,348.86 | R$ 45,296.81 | Equipamentos | Carambeí | PR |
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 337.72 | R$ 337.72 | Floresta e Reflorestamento | Dourados | MS |
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 4,594.34 | R$ 406.00 | Intangíveis - Software | Dourados | MS |
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 8,198.96 | R$ 7,788.00 | Equips. Informática | Dourados | MS |
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 101,989.65 | R$ 22,070.00 | Veículos | Dourados | MS |
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 166,653.33 | R$ 166,653.33 | Terrenos | Dourados | MS |
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 547,925.20 | R$ 161,483.91 | Móveis e Utensílios | Dourados | MS |
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 1,091,924.30 | R$ 1,091,924.30 | Imobilizado em Andamento | Dourados | MS |
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 26,400,508.98 | R$ 16,107,724.65 | Instalações | Dourados | MS |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 0801 Frigorífico Aves Dourados | R$ 28,979,537.89 | R$ 9,719,836.62 | Equipamentos | Dourados | MS |
| PERDIGÃO | Divisão 0810 Fábrica de Ração Dourados | R$ 21,926.57 | R$ - | Intangíveis - Software | Dourados | MS |
| PERDIGÃO | Divisão 0810 Fábrica de Ração Dourados | R$ 63,296.27 | R$ - | Veículos | Dourados | MS |
| PERDIGÃO | Divisão 0810 Fábrica de Ração Dourados | R$ 160,699.50 | R$ 34,440.00 | Móveis e Utensílios | Dourados | MS |
| PERDIGÃO | Divisão 0810 Fábrica de Ração Dourados | R$ 166,723.92 | R$ 166,723.92 | Terrenos | Dourados | MS |
| PERDIGÃO | Divisão 0810 Fábrica de Ração Dourados | R$ 14,754,487.33 | R$ 2,739,858.88 | Equipamentos | Dourados | MS |
| PERDIGÃO | Divisão 0810 Fábrica de Ração Dourados | R$ 15,076,556.64 | R$ 8,340,465.99 | Instalações | Dourados | MS |
| PERDIGÃO | Divisão 0820 Incubatório Dourados | R$ 74,679.42 | R$ 25,405.00 | Móveis e Utensílios | Dourados | MS |
| PERDIGÃO | Divisão 0820 Incubatório Dourados | R$ 1,881,262.24 | R$ 1,521,694.00 | Instalações | Dourados | MS |
| PERDIGÃO | Divisão 0820 Incubatório Dourados | R$ 5,916,003.81 | R$ 469,506.45 | Equipamentos | Dourados | MS |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 4,731.98 | R$ 3,942.00 | Intangíveis - Software | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 44,875.97 | R$ - | Benfeitorias em Imóveis | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 97,417.46 | R$ 44,328.68 | Equipamentos | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 413,334.38 | R$ 158,494.00 | Equips. Informática | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 562,634.53 | R$ 562,634.53 | Terrenos | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 586,633.89 | R$ 586,633.89 | Intangíveis - Marcas e Patentes | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 1,065,860.14 | R$ 428,219.00 | Móveis e Utensílios | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 2,132,425.31 | R$ 2,132,425.31 | Imobilizado em Andamento | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 3,518,515.62 | R$ 2,636,660.00 | Veículos | São Paulo | SP |
| PERDIGÃO | Divisão 1000 Escritório Adm São Paulo | R$ 7,252,079.46 | R$ 3,231,221.88 | Instalações | São Paulo | SP |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ (1,086,064.39) | R$ (1,086,064.39) | Perdas | Videira | SC |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ 571,079.91 | R$ 461,183.01 | Benfeitorias em Imóveis | Videira | SC |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ 1,334,090.66 | R$ 1,012,289.00 | Veículos | Videira | SC |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ 2,445,498.31 | R$ 1,096,786.00 | Móveis e Utensílios | Videira | SC |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ 4,691,985.21 | R$ 4,691,985.21 | Imobilizado em Andamento | Videira | SC |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ 12,764,329.12 | R$ 9,989,406.00 | Intangíveis - Software | Videira | SC |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ 12,895,053.44 | R$ 7,587,738.50 | Instalações | Videira | SC |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ 16,052,802.66 | R$ 7,806,921.68 | Equipamentos | Videira | SC |
| PERDIGÃO | Divisão 1001 Escritório Adm Videira | R$ 16,177,072.30 | R$ 2,015,887.00 | Equips. Informática | Videira | SC |
| PERDIGÃO | Divisão 1010 Corporativo | R$ - | R$ - | Imobilizado em Andamento | Cidade Não Identificada | N-IDENT |
| PERDIGÃO | Divisão 2100 Mercado Europa | R$ 46,347.34 | R$ 46,347.34 | Intangíveis - Marcas e Patentes | Europa | INTL |
| PERDIGÃO | Divisão 2200 Mercado Oriente Médio | R$ 15,524.11 | R$ 15,524.11 | Intangíveis - Marcas e Patentes | Oriente Médio | INTL |
| PERDIGÃO | Divisão 2300 Mercado Extremo Oriente | R$ 60,389.77 | R$ 60,389.77 | Intangíveis - Marcas e Patentes | Extremo Oriente | INTL |
| PERDIGÃO | Divisão 2400 Mercado Japão | R$ 18,858.99 | R$ 18,858.99 | Intangíveis - Marcas e Patentes | Japão | INTL |
| PERDIGÃO | Divisão 2500 Mercado Eurásia | R$ 13,388.48 | R$ 13,388.48 | Intangíveis - Marcas e Patentes | Eurásia | INTL |
| PERDIGÃO | Divisão 2500 Mercado Eurásia | R$ 41,926.54 | R$ 38,190.56 | Instalações | Eurásia | INTL |
| PERDIGÃO | Divisão 2500 Mercado Eurásia | R$ 93,119.65 | R$ 74,026.00 | Equips. Informática | Eurásia | INTL |
| PERDIGÃO | Divisão 2500 Mercado Eurásia | R$ 189,886.60 | R$ 151,623.00 | Móveis e Utensílios | Eurásia | INTL |
| PERDIGÃO | Divisão 2600 Mercado Américas | R$ 7,669.50 | R$ 7,669.50 | Intangíveis - Marcas e Patentes | Américas | INTL |
| PERDIGÃO | Divisão 2600 Mercado Américas | R$ 8,575.59 | R$ 4,754.00 | Equips. Informática | Américas | INTL |
| PERDIGÃO | Divisão 2600 Mercado Américas | R$ 15,507.78 | R$ 7,557.00 | Móveis e Utensílios | Américas | INTL |
| PERDIGÃO | Divisão 2600 Mercado Américas | R$ 69,995.20 | R$ 57,162.00 | Veículos | Américas | INTL |
| PERDIGÃO | Divisão 2750 Mercado África | R$ 5,491.44 | R$ 3,294.00 | Equips. Informática | África | INTL |
| PERDIGÃO | Divisão 2750 Mercado África | R$ 13,001.71 | R$ 13,001.71 | Intangíveis - Marcas e Patentes | África | INTL |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 802.43 | R$ 802.43 | Intangíveis - Marcas e Patentes | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 287,915.45 | R$ 197,669.00 | Veículos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 488,592.97 | R$ 488,592.97 | Terrenos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 641,553.68 | R$ 641,553.68 | Imobilizado em Andamento | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 987,382.13 | R$ 556,595.00 | Equips. Informática | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 1,804,412.61 | R$ 1,350,172.00 | Móveis e Utensílios | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 1,967,760.22 | R$ 1,967,760.22 | Floresta e Reflorestamento | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 2,563,318.71 | R$ 1,593,587.66 | Benfeitorias em Imóveis | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 94,214,525.54 | R$ 65,866,246.71 | Equipamentos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3001 Frig. Nova Mutum | R$ 113,506,940.55 | R$ 83,439,691.92 | Instalações | Nova Mutum | MT |
| PERDIGÃO | Divisão 3006 Gja Mary Loize | R$ 17,261.94 | R$ 10,881.00 | Móveis e Utensílios | Nova Mutum | MT |
| PERDIGÃO | Divisão 3006 Gja Mary Loize | R$ 17,352.00 | R$ 17,352.00 | Terrenos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3006 Gja Mary Loize | R$ 44,070.44 | R$ 26,442.26 | Benfeitorias em Imóveis | Nova Mutum | MT |
| PERDIGÃO | Divisão 3006 Gja Mary Loize | R$ 183,248.32 | R$ 31,592.24 | Equipamentos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3006 Gja Mary Loize | R$ 1,042,864.13 | R$ 788,113.86 | Instalações | Nova Mutum | MT |
| PERDIGÃO | Divisão 3007 Gja de Matrizes Agua Boa | R$ 74,921.27 | R$ 46,292.00 | Veículos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3007 Gja de Matrizes Agua Boa | R$ 79,605.09 | R$ 54,033.00 | Equips. Informática | Nova Mutum | MT |
| PERDIGÃO | Divisão 3007 Gja de Matrizes Agua Boa | R$ 145,197.93 | R$ 107,496.00 | Móveis e Utensílios | Nova Mutum | MT |
| PERDIGÃO | Divisão 3007 Gja de Matrizes Agua Boa | R$ 1,135,486.34 | R$ 1,135,486.34 | Terrenos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3007 Gja de Matrizes Agua Boa | R$ 3,948,223.10 | R$ 2,804,589.87 | Equipamentos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3007 Gja de Matrizes Agua Boa | R$ 4,057,476.31 | R$ 2,840,907.34 | Benfeitorias em Imóveis | Nova Mutum | MT |
| PERDIGÃO | Divisão 3007 Gja de Matrizes Agua Boa | R$ 18,292,329.19 | R$ 16,173,305.35 | Instalações | Nova Mutum | MT |
| PERDIGÃO | Divisão 3012 Incubatório Nova Mutum | R$ 17,270.91 | R$ 11,601.31 | Benfeitorias em Imóveis | Nova Mutum | MT |
| PERDIGÃO | Divisão 3012 Incubatório Nova Mutum | R$ 17,829.52 | R$ 17,829.52 | Terrenos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3012 Incubatório Nova Mutum | R$ 170,424.91 | R$ 107,071.00 | Móveis e Utensílios | Nova Mutum | MT |
| PERDIGÃO | Divisão 3012 Incubatório Nova Mutum | R$ 2,043,752.62 | R$ 1,719,128.57 | Instalações | Nova Mutum | MT |
| PERDIGÃO | Divisão 3012 Incubatório Nova Mutum | R$ 2,889,130.98 | R$ 1,533,893.41 | Equipamentos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3013 Incubatório Rio dos Patos | R$ 1,187.83 | R$ 1,187.83 | Imobilizado em Andamento | Nova Mutum | MT |
| PERDIGÃO | Divisão 3013 Incubatório Rio dos Patos | R$ 2,472.55 | R$ 2,472.55 | Floresta e Reflorestamento | Nova Mutum | MT |
| PERDIGÃO | Divisão 3013 Incubatório Rio dos Patos | R$ 22,830.62 | R$ 22,830.62 | Terrenos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3013 Incubatório Rio dos Patos | R$ 102,949.62 | R$ 90,198.00 | Móveis e Utensílios | Nova Mutum | MT |
| PERDIGÃO | Divisão 3013 Incubatório Rio dos Patos | R$ 105,545.74 | R$ 69,323.00 | Equips. Informática | Nova Mutum | MT |
| PERDIGÃO | Divisão 3013 Incubatório Rio dos Patos | R$ 1,581,272.72 | R$ 1,140,517.32 | Benfeitorias em Imóveis | Nova Mutum | MT |
| PERDIGÃO | Divisão 3013 Incubatório Rio dos Patos | R$ 12,590,946.71 | R$ 9,698,968.79 | Equipamentos | Nova Mutum | MT |
| PERDIGÃO | Divisão 3013 Incubatório Rio dos Patos | R$ 18,874,206.01 | R$ 16,644,615.23 | Instalações | Nova Mutum | MT |
| PERDIGÃO | Divisão 3015 Comp. Grãos Nova Mutun-Mocelin | R$ 4,705.82 | R$ 3,764.66 | Benfeitorias em Imóveis | Nova Mutum | MT |
| PERDIGÃO | Divisão 3015 Comp. Grãos Nova Mutun-Mocelin | R$ 5,642.18 | R$ 3,759.00 | Equips. Informática | Nova Mutum | MT |
| PERDIGÃO | Divisão 3015 Comp. Grãos Nova Mutun-Mocelin | R$ 9,663.24 | R$ 9,130.42 | Equipamentos | Nova Mutum | MT |
| PERDIGÃO | Divisão 6710 Indústria Bom Conselho - Batáv | R$ 1,696.35 | R$ 1,356.00 | Equips. Informática | Bom Conselho | PE |
| PERDIGÃO | Divisão 6710 Indústria Bom Conselho - Batáv | R$ 84,144,955.79 | R$ 84,144,955.79 | Imobilizado em Andamento | Bom Conselho | PE |
| PERDIGÃO | Divisão 6749 Escritório ADM São Paulo (PSA) | R$ 3,520.41 | R$ 731.00 | Móveis e Utensílios | São Paulo | SP |
| PERDIGÃO | Divisão 6749 Escritório ADM São Paulo (PSA) | R$ 13,864.65 | R$ 8,288.38 | Equipamentos | São Paulo | SP |
| PERDIGÃO | Divisão 6750 Escritório ADM Porto Alegre | R$ 408,647.81 | R$ 408,647.81 | Imobilizado em Andamento | Porto Alegre | RS |
| PERDIGÃO | Divisão 6750 Escritório ADM Porto Alegre | R$ 569,067.40 | R$ 569,067.40 | Intangíveis - Marcas e Patentes | Porto Alegre | RS |
| PERDIGÃO | Divisão 6750 Escritório ADM Porto Alegre | R$ 1,925,728.54 | R$ 994,342.00 | Móveis e Utensílios | Porto Alegre | RS |

| Company | Fixed Assets | Replacement Cost | Residual Value (market vl) | Description of Classes Apsis | City | State |
|---|---|---|---|---|---|---|
| PERDIGÃO | Divisão 6750 Escritório ADM Porto Alegre | R$ 3,217,063.35 | R$ 116,694.00 | Veículos | Porto Alegre | RS |
| PERDIGÃO | Divisão 6750 Escritório ADM Porto Alegre | R$ 5,966,652.48 | R$ 5,966,652.48 | Terrenos | Porto Alegre | RS |
| PERDIGÃO | Divisão 6750 Escritório ADM Porto Alegre | R$ 6,268,197.61 | R$ 2,793,874.00 | Intangíveis - Software | Porto Alegre | RS |
| PERDIGÃO | Divisão 6750 Escritório ADM Porto Alegre | R$ 50,691,438.50 | R$ 14,894,800.37 | Equipamentos | Porto Alegre | RS |
| PERDIGÃO | Divisão 6750 Escritório ADM Porto Alegre | R$ 55,068,584.79 | R$ 34,770,290.31 | Instalações | Porto Alegre | RS |
| PERDIGÃO | Divisão 6760 Posto de Coleta Alegrete | R$ 279.40 | R$ - | Veículos | Alegrete | RS |
| PERDIGÃO | Divisão 6760 Posto de Coleta Alegrete | R$ 6,648.66 | R$ 2,706.00 | Móveis e Utensílios | Alegrete | RS |
| PERDIGÃO | Divisão 6760 Posto de Coleta Alegrete | R$ 92,050.00 | R$ 92,050.00 | Imobilizado em Andamento | Alegrete | RS |
| PERDIGÃO | Divisão 6760 Posto de Coleta Alegrete | R$ 676,020.62 | R$ 128,872.56 | Equipamentos | Alegrete | RS |
| PERDIGÃO | Divisão 6760 Posto de Coleta Alegrete | R$ 1,319,166.51 | R$ 1,188,505.03 | Instalações | Alegrete | RS |
| PERDIGÃO | Divisão 6762 Posto de Coleta São Sepé | R$ 9,028.26 | R$ 4,435.00 | Móveis e Utensílios | São Sepé | RS |
| PERDIGÃO | Divisão 6762 Posto de Coleta São Sepé | R$ 30,000.00 | R$ 30,000.00 | Terrenos | São Sepé | RS |
| PERDIGÃO | Divisão 6762 Posto de Coleta São Sepé | R$ 1,002,363.73 | R$ 588,114.02 | Equipamentos | São Sepé | RS |
| PERDIGÃO | Divisão 6762 Posto de Coleta São Sepé | R$ 1,974,448.46 | R$ 1,095,602.55 | Instalações | São Sepé | RS |
| PERDIGÃO | Divisão 6763 Posto de Coleta Tapera | R$ 6,271.15 | R$ 2,648.00 | Móveis e Utensílios | Tapera | RS |
| PERDIGÃO | Divisão 6763 Posto de Coleta Tapera | R$ 346,420.16 | R$ 265,954.97 | Instalações | Tapera | RS |
| PERDIGÃO | Divisão 6763 Posto de Coleta Tapera | R$ 2,104,138.24 | R$ 652,705.43 | Equipamentos | Tapera | RS |
| PERDIGÃO | Divisão 6764 Posto de Coleta Chapada | R$ 7,042.19 | R$ 4,989.00 | Móveis e Utensílios | Chapada | RS |
| PERDIGÃO | Divisão 6764 Posto de Coleta Chapada | R$ 450,892.84 | R$ 192,362.34 | Equipamentos | Chapada | RS |
| PERDIGÃO | Divisão 6764 Posto de Coleta Chapada | R$ 603,992.44 | R$ 567,319.24 | Instalações | Chapada | RS |
| PERDIGÃO | Divisão 6766 Posto de Coleta F. Westphalen | R$ 4,559.31 | R$ 1,093.00 | Móveis e Utensílios | Frederico Westphalen | RS |
| PERDIGÃO | Divisão 6766 Posto de Coleta F. Westphalen | R$ 140,565.49 | R$ 100,783.55 | Instalações | Frederico Westphalen | RS |
| PERDIGÃO | Divisão 6766 Posto de Coleta F. Westphalen | R$ 447,519.96 | R$ 49,232.55 | Equipamentos | Frederico Westphalen | RS |
| PERDIGÃO | Divisão 6767 Posto de Coleta Uruguaiana | R$ 0.01 | R$ 0.01 | Floresta e Reflorestamento | Uruguaiana | RS |
| PERDIGÃO | Divisão 6767 Posto de Coleta Uruguaiana | R$ 585.60 | R$ - | Intangíveis - Software | Uruguaiana | RS |
| PERDIGÃO | Divisão 6767 Posto de Coleta Uruguaiana | R$ 13,495.37 | R$ 434.00 | Móveis e Utensílios | Uruguaiana | RS |
| PERDIGÃO | Divisão 6767 Posto de Coleta Uruguaiana | R$ 122,461.96 | R$ 122,461.96 | Terrenos | Uruguaiana | RS |
| PERDIGÃO | Divisão 6767 Posto de Coleta Uruguaiana | R$ 535,797.02 | R$ 214,667.94 | Equipamentos | Uruguaiana | RS |
| PERDIGÃO | Divisão 6767 Posto de Coleta Uruguaiana | R$ 2,457,422.70 | R$ 1,401,412.06 | Instalações | Uruguaiana | RS |
| PERDIGÃO | Divisão 6768 Posto de Coleta Mondaí | R$ 69,981.80 | R$ 61,090.49 | Equipamentos | Mondaí | SC |
| PERDIGÃO | Divisão 6769 Posto de Coleta Jacutinga | R$ 232,231.99 | R$ 178,232.25 | Equipamentos | Jacutinga | RS |
| PERDIGÃO | Divisão 6770 Posto de Coleta Cerro Largo | R$ 527.87 | R$ - | Veículos | Cerro Largo | RS |
| PERDIGÃO | Divisão 6770 Posto de Coleta Cerro Largo | R$ 3,453.19 | R$ 3,453.19 | Imobilizado em Andamento | Cerro Largo | RS |
| PERDIGÃO | Divisão 6770 Posto de Coleta Cerro Largo | R$ 13,692.29 | R$ 2,110.00 | Móveis e Utensílios | Cerro Largo | RS |
| PERDIGÃO | Divisão 6770 Posto de Coleta Cerro Largo | R$ 891,341.24 | R$ 750,894.88 | Instalações | Cerro Largo | RS |
| PERDIGÃO | Divisão 6770 Posto de Coleta Cerro Largo | R$ 1,519,172.22 | R$ 414,097.00 | Equipamentos | Cerro Largo | RS |
| PERDIGÃO | Divisão 6771 Posto de Coleta Sede Nova | R$ 249.00 | R$ 199.00 | Móveis e Utensílios | Sede Nova | RS |
| PERDIGÃO | Divisão 6771 Posto de Coleta Sede Nova | R$ 302,827.61 | R$ 72,887.24 | Equipamentos | Sede Nova | RS |
| PERDIGÃO | Divisão 6772 Posto de Coleta Crissiumal | R$ 14,923.04 | R$ 14,923.04 | Imobilizado em Andamento | Crissiumal | RS |
| PERDIGÃO | Divisão 6772 Posto de Coleta Crissiumal | R$ 20,764.73 | R$ 2,545.00 | Móveis e Utensílios | Crissiumal | RS |
| PERDIGÃO | Divisão 6772 Posto de Coleta Crissiumal | R$ 33,713.66 | R$ 33,713.66 | Terrenos | Crissiumal | RS |
| PERDIGÃO | Divisão 6772 Posto de Coleta Crissiumal | R$ 848,550.48 | R$ 44,009.54 | Equipamentos | Crissiumal | RS |
| PERDIGÃO | Divisão 6772 Posto de Coleta Crissiumal | R$ 1,079,470.44 | R$ 431,974.13 | Instalações | Crissiumal | RS |
| PERDIGÃO | Divisão 6773 Posto de Coleta Bom Progresso | R$ 1,062.27 | R$ 106.00 | Móveis e Utensílios | Progresso | RS |
| PERDIGÃO | Divisão 6773 Posto de Coleta Bom Progresso | R$ 27,378.65 | R$ 25,280.20 | Instalações | Progresso | RS |
| PERDIGÃO | Divisão 6773 Posto de Coleta Bom Progresso | R$ 179,789.71 | R$ 26,957.24 | Equipamentos | Progresso | RS |
| PERDIGÃO | Divisão 6774 Posto de Coleta G. das Missões | R$ 0.01 | R$ 0.01 | Terrenos | Guarani das Missões | RS |
| PERDIGÃO | Divisão 6774 Posto de Coleta G. das Missões | R$ 627.01 | R$ - | Intangíveis - Software | Guarani das Missões | RS |
| PERDIGÃO | Divisão 6774 Posto de Coleta G. das Missões | R$ 5,328.27 | R$ 66.00 | Móveis e Utensílios | Guarani das Missões | RS |
| PERDIGÃO | Divisão 6774 Posto de Coleta G. das Missões | R$ 89,871.30 | R$ 6,160.92 | Equipamentos | Guarani das Missões | RS |
| PERDIGÃO | Divisão 6774 Posto de Coleta G. das Missões | R$ 1,448,399.01 | R$ 520,332.58 | Instalações | Guarani das Missões | RS |
| PERDIGÃO | Divisão 6775 Posto de Coleta P. das Missões | R$ 113.94 | R$ - | Móveis e Utensílios | Palmeira das Missões | RS |
| PERDIGÃO | Divisão 6775 Posto de Coleta P. das Missões | R$ 15,207.60 | R$ 2,632.56 | Instalações | Palmeira das Missões | RS |
| PERDIGÃO | Divisão 6775 Posto de Coleta P. das Missões | R$ 169,310.81 | R$ 1,718.29 | Equipamentos | Palmeira das Missões | RS |
| PERDIGÃO | Divisão 6776 Posto de Coleta Passo Fundo | R$ 81,536.06 | R$ 73,382.45 | Equipamentos | Passo Fundo | RS |
| PERDIGÃO | Divisão 6776 Posto de Coleta Passo Fundo | R$ 89,855.21 | R$ 89,855.21 | Terrenos | Passo Fundo | RS |
| PERDIGÃO | Divisão 6776 Posto de Coleta Passo Fundo | R$ 1,627,247.51 | R$ 662,713.52 | Instalações | Passo Fundo | RS |
| PERDIGÃO | Divisão 6777 Posto de Coleta Roque Gonzales | R$ 275.56 | R$ - | Veículos | Roque Gonzales | RS |
| PERDIGÃO | Divisão 6777 Posto de Coleta Roque Gonzales | R$ 627.01 | R$ - | Intangíveis - Software | Roque Gonzales | RS |
| PERDIGÃO | Divisão 6777 Posto de Coleta Roque Gonzales | R$ 5,823.87 | R$ 783.00 | Móveis e Utensílios | Roque Gonzales | RS |
| PERDIGÃO | Divisão 6777 Posto de Coleta Roque Gonzales | R$ 32,620.02 | R$ 19,752.60 | Instalações | Roque Gonzales | RS |
| PERDIGÃO | Divisão 6777 Posto de Coleta Roque Gonzales | R$ 222,857.83 | R$ 15,445.34 | Equipamentos | Roque Gonzales | RS |
| PERDIGÃO | Divisão 6783 Posto Coleta Bagé | R$ 45,743.06 | R$ 43,913.34 | Instalações | Bagé | RS |
| PERDIGÃO | Divisão 6785 Posto de Coleta Teófilo Otoni | R$ 12,273.70 | R$ 264.00 | Móveis e Utensílios | Teófilo Otoni | MG |
| PERDIGÃO | Divisão 6785 Posto de Coleta Teófilo Otoni | R$ 128,287.33 | R$ 128,287.33 | Terrenos | Teófilo Otoni | MG |
| PERDIGÃO | Divisão 6785 Posto de Coleta Teófilo Otoni | R$ 399,258.59 | R$ 79,851.72 | Instalações | Teófilo Otoni | MG |
| PERDIGÃO | Divisão 6785 Posto de Coleta Teófilo Otoni | R$ 615,338.61 | R$ 42,860.31 | Equipamentos | Teófilo Otoni | MG |
| PERDIGÃO | Divisão 6850 CD Teutônio | R$ 15,472.43 | R$ 8,085.00 | Móveis e Utensílios | Teutônia | RS |
| PERDIGÃO | Divisão 6850 CD Teutônio | R$ 19,974.82 | R$ 3,499.00 | Intangíveis - Software | Teutônia | RS |
| PERDIGÃO | Divisão 6850 CD Teutônio | R$ 64,788.00 | R$ 64,788.00 | Intangíveis - Marcas e Patentes | Teutônia | RS |
| PERDIGÃO | Divisão 6850 CD Teutônio | R$ 1,413,908.93 | R$ 429,849.02 | Equipamentos | Teutônia | RS |
| PERDIGÃO | Divisão 6850 CD Teutônio | R$ 2,218,498.09 | R$ 1,879,043.74 | Instalações | Teutônia | RS |
| PERDIGÃO | Divisão 6851 CD São Lourenço | R$ 1,436.16 | R$ 977.00 | Móveis e Utensílios | São Lourenço | MG |
| PERDIGÃO | Divisão 6851 CD São Lourenço | R$ 8,759.77 | R$ 1,880.98 | Equipamentos | São Lourenço | MG |
| PERDIGÃO | Divisão 6852 CD Santa Rosa | R$ 1,945.34 | R$ 1,300.00 | Móveis e Utensílios | Santa Rosa | RS |
| PERDIGÃO | Divisão 6852 CD Santa Rosa | R$ 141,988.17 | R$ 108,752.56 | Equipamentos | Santa Rosa | RS |
| PERDIGÃO | Divisão 6853 CD Três de Maio | R$ 65,963.50 | R$ 65,963.50 | Equipamentos | Três de Maio | RS |
| PERDIGÃO | Divisão 6854 CD Ijuí | R$ 6,957.46 | R$ 4,452.77 | Instalações | Ijuí | RS |
| PERDIGÃO | Divisão 6854 CD Ijuí | R$ 22,264.79 | R$ 16,647.89 | Equipamentos | Ijuí | RS |
| PERDIGÃO | Divisão 6861 CD Ravena | R$ 13,525.43 | R$ 8,562.00 | Móveis e Utensílios | Ravena | MG |
| PERDIGÃO | Divisão 6861 CD Ravena | R$ 25,400.60 | R$ 8,897.39 | Equipamentos | Ravena | MG |
| | | R$ 7,192,395,413.69 | R$ 4,247,640,806.18 | | | |



# ATTACHMENT 3



# 1. VALUATION METHODOLOGY – INTANGIBLE ASSETS

The acknowledgment of importance of intangible assets in the world of business has been speedily growing, more and more companies have been trading in view of its off-balance assets.

The valuation study of intellectual property and intangible assets does not dispose itself to exactly determine a specific value, but to collect the largest potential number of data and information about the business and its market, which together, analyzed and modeled, allow appraiser to determine a probable number for the subject-matter under study, in view of specific features of situation and purpose studied.

All companies have a portfolio of assets, which are liable for the performance and continuation of operations, aiming at generating profits representing a satisfactory return on capital invested. Such assets are divided into three categories:

- Monetary assets - represented by net current capital, which is the difference between current assets (cash, short-term investments, invoices receivable, inventories, etc.) and current liabilities (suppliers, accounts payable, income tax, etc.)..

- Fixed assets (tangible assets) - are those, which can be swapped, that is to say, they have a physical existence. They include machinery and equipment, land, vehicles, real properties, amongst others;

- Intangible assets and intellectual property -intangible assets are those, which do not have a physical existence, but they provide rights and privileges to their owners. They are mainly represented by client portfolio, agreements, and relationship with clients, franchising, etc. The intellectual property generally refers to trademarks and patents, copyrights and know-how. It represents a special classification within intangible assets, as its owner is protected by law against third parties illegal exploration of intellectual property.



All approaches for assets valuation start from the swap principle. Such principle presumes that a prudent buyer will not pay for a property with higher value than the acquisition cost of a swap property with same usefulness.

From the swap principle, three types of approaches are defined, which can be used to determine the value of an intangible asset. For each valuation, the most appropriate approach shall be chosen, however they can be used jointly. They are:

- Market approach - it aims at comparing the asset under analysis with other similar asset recently sold or under offer;

- Cost approach - it measures the investment necessary to reproduce a similar assets, which shows an identical capacity to generate benefits;

- Income approach - it defines the asset value as being the current value of future benefits resulting from its property right.

In the specific case of valuation of SADIA and PERDIGÃO trademarks, a derivation of income approach was chosen as methodology, recommended when the industry has payment of royalties as a common practice. Such approach, known as relief-from-royalty approach, is based on the incremental cash flow after taxes derived from the fact the company is not required to pay royalties to third parties for the utilization of a certain trademark. As there is a worldwide and active market of royalties, then it is possible to dissociate the trademarks value from other less explicit intangible

assets, which participate in the generation of company cash, such as goodwill. The market value (fair value) of trademark then can be attributed to the cash flow generated by such economies, carried to the present value through a discount rate representing the associated risk. Since trademarks do not have a measurable life, perpetuity to the cash flow is also added.

## DISCOUNT RATE

The discount rate to be used to calculate the present value of yields determined in the projected cash flow represents the minimum profitability required by investors, considering that the company will be financed by both own capital, which will require a higher yield when compared to a standard risk investment, and third-parties capital.

Such rate is calculated by the WACC (Weighted Average Cost of Capital) methodology, in which the cost of capital is determined by the weighted average of capital structure components market value (own and third-parties capital), as described below.



| discount rate | WACC = (Re x We) + Rd (1 –t) x Wd |
|---|---|
| Re = | cost of own capital |
| Rd = | cost of third-parties capital |
| We = | percentage of own capital in the capital structure |
| Wd = | percentage of third-parties capital in the capital |
| T = | company's income tax and social contribution |

| Cost of third parties capital | Rd = Rf (*) + alfa + Rp |
|---|---|
| Rf (*) | Risk-free rate - it is based on US Treasury annual interest rate for 10-year bonds, net of the US long-term inflation |
| Alfa | Specific Risk - it represents the risk of investing in the company under analysis. |

| Cost of own capital | Re = Rf + beta*(Rm – Rf) + Rp |
|---|---|
| Rf | Risk-free rate - it is based on US Treasury annual interest rate for 30-year bonds, net of the US long-term inflation |
| Rp | Country Risk - it represents the risk of investing in an asset in a specific country when compared to a similar investment in a country deemed as safe. |
| Rm | Market Risk - it measures the appreciation of a fully diversified stock portfolio for a 30-year period |
| Beta | It adjusts the market risk to the risk of a specific industry |
| beta alavancado | It adjusts the industry beta for risk of a company. |



## 2. VALUATION OF SADIA'S TRADEMARKS

Pursuant to methodology previously described, portfolios or families of SADIA's trademarks were selected, which are the following:

- SADIA



- QUALY



- REZENDE



- OTHERS



Premises adopted for the projection of cash flow generated by royalties economies (Attachment 1), in accordance with methodology used, are detailed in chart below:

## PROJECTION PREMISES – SADIA'S TRADEMARKS:

| PARAMETER | PREMISES | LOGIC |
|---|---|---|
| ROYALTY | ▪ A 2% rate p.a. was applied on Net Operating Revenue. | ▪ Under a conservative view, royalties vary from 0,5% to 5,0% over NOR in the processed food sector. Was chosen a 2% value according to current rates and extra official informations from manufacturers (Information judicially protected). |
| SALES VOLUME | ▪ Sales volume was projected for each one of the segments in which SADIA performs with a decrease of 2% in the sales volume of YEAR 1, and no growth in the rest of the projection period: SADIA, QUALY, REZENDE e OUTROS.<br><br>▪ SADIA: maintained a 68, 73% market share of 2008's sales volume for the entire projection period.<br><br>▪ QUALY: maintained a 6,11% market share of 2008's sales volume for the entire projection.<br><br>▪ REZENDE: maintained a 8, 08% market share of 2008's sales volume for the entire projection period.<br><br>▪ OUTROS: maintained a 17,08% market share of 2008's sales volume for the entire projection period. | ▪ Recovery of consumer market in Brazil, with economy upturn, stabilizing after 2010. |
| NET PRICE OF SALES | ▪ It was calculated the net price of sales from the net operating revenue over the specific volume for each family brand, with no growth of price for the entire projection period. | ▪ It was considered constant fixed currency prices for the projection. |
| NET OPERATING REVENUE (NOR) | ▪ NOR is the volume of sales in each segment multiplied by net price. For the purposes of this analysis, real price increases were not considered (cash flow | ▪ The concept of constant currency simplifies calculations and meets valuation scope. |



projected in constant currency).

| | | |
|---|---|---|
| NOR -OWN TRADEMARKS | • For NOR projected in each segment, market share related to own trademarks was applied. | • To segregate only NOR arising from own trademarks, subject-matter of this analysis. |
| ROYALTIES SAVINGS | • NOR of each trademark x 2.0% x (1 -34%) - which is income tax + social contribution rate applicable. | • Demonstration of economies generated by each trademark. |

## DETERMINATION OF DISCOUNT RATE

It was calculated by WACC methodology- *Weighted Average Cost of Capital,* model in which capital cost is determined by the weighted average of market value of capital structure components (own capital and of third parties), the real discount rate with constant currency in Brazil of 11.9% p.a.

## TRADEMARKS VALUE

From the Cash Flow of economies generated for the non-payment of royalty of each own trademark projected for the next 10 years, and residual value of such cash flow from that point (taking into account a growth annual rate at perpetuity of 0.0%), we have discounted such values at present value, by using the real discount rate outlined in previous item, reaching the following values for each own trademark:

| TOTAL VALUE OF SADIA'S BRANDS (R$ thousands) | | |
|---|---|---|
| perpetuity growth rate | | 0.0% |
| discount rate (p.a.) | | 11.9% |
| Sadia | R$ | 895,126 |
| Qualy | R$ | 66,386 |
| Rezende | R$ | 85,867 |
| Outros | R$ | 128,851 |
| **TOTAL VALUE OF SADIA'S BRANDS** | R$ | 1,176,230 |



## 3.    VALUATION OF PERDIGÃO'S TRADEMARKS

Pursuant to methodology previously described, portfolios or families of PERDIGÃO's trademarks were selected, which are the following:

- PERDIGÃO



- BATAVO



- PERDIX



- ELEGÊ



- OTHERS



## PROJECTION PREMISES – PERDIGÃO'S TRADEMARKS

| PARAMETER | PREMISES | LOGIC |
|---|---|---|
| ROYALTY | ▪ A 2% rate p.a. was applied on Net Operating Revenue. | ▪ Under a conservative view, royalties vary from 0,5% to 5,0% over NOR in the processed food sector. Was chosen a 2% value according to current rates and extra official informations from manufacturers (Information judicially protected). |
| SALES VOLUME | ▪ Sales volume was projected for each one of the segments in which PERDIGÃO performs with a decrease of 2% in the sales volume of YEAR 1, and no growth in the rest of the projection period: PERDIGÃO, BATAVO, CHESTER, PERDIX, BECEL, ELEGÊ e COTOCHÉS.<br><br>▪ PERDIGÃO: maintained a 25,07% market share of 2008's sales volume for the entire projection period.<br><br>▪ BATAVO: maintained a 12,50% market share of 2008's sales volume for the entire projection period.<br><br>▪ PERDIX: maintained a 35,21% market share of 2008's sales volume for the entire projection period.<br><br>▪ ELEGÊ: maintained a 25,14% market share of 2008's sales volume for the entire projection period.<br><br>▪ OTHERS: maintained a 2,08% market share of 2008's sales volume for the entire projection period. | ▪ Recovery of consumer market in Brazil, with economy upturn, stabilizing after 2010. |
| NET PRICE OF SALES | ▪ It was calculated the net price of sales from the net operating revenue over the specific volume for each family brand, with no growth of price for the entire projection period.<br><br>▪ | ▪ It was considered constant fixed currency prices for the projection. |



| NET OPERATING REVENUE (NOR) | ▪ NOR is the volume of sales in each segment multiplied by net price. For the purposes of this analysis, real price increases were not considered (cash flow projected in constant currency). | ▪ The concept of constant currency simplifies calculations and meets valuation scope. |
|---|---|---|
| NOR -OWN TRADEMARKS | ▪ For NOR projected in each segment, market share related to own trademarks was applied. | ▪ To segregate only NOR arising from own trademarks, subject-matter of this analysis. |
| ROYALTIES SAVINGS | ▪ NOR of each trademark x 2.0% x (1 -34%) - which is income tax + social contribution rate applicable. | ▪ Demonstration of economies generated by each trademark. |

## DETERMINATION OF DISCOUNT RATE

It was calculated by WACC methodology- *Weighted Average Cost of Capital,* model in which capital cost is determined by the weighted average of market value of capital structure components (own capital and of third parties), the real discount rate with constant currency in Brazil of 11.9% p.a.

## TRADEMARKS VALUE

From the Cash Flow of economies generated for the non-payment of royalty of each own trademark projected for the next 10 years, and residual value of such cash flow from that point (taking into account a growth annual rate at perpetuity of 0.0%), we have discounted such values at present value, by using the real discount rate outlined in previous item, reaching the following values for each own trademark:

| TOTAL VALUE OF PERDIGÃO'S BRANDS (R$ thousands) | | |
|---|---|---|
| perpetuity growth rate | | 0.0% |
| discount rate (p.a.) | | 11.1% |
| Perdigão | R$ | 412,818 |
| Batavo | R$ | 128,757 |
| Perdix | R$ | 578,741 |
| Elegê | R$ | 181,852 |
| Others | R$ | 25,220 |
| TOTAL VALUE OF PERDIGÃO'S BRANDS | R$ | 1,327,388 |

| PROJECTIONS | | YEAR 0 | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 | YEAR 6 | YEAR 7 | YEAR 8 | YEAR 9 | YEAR 10 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| SADIA | | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
| Consolidated (total ton) | | 2,545,169 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 |
| | Products | 2,545,169 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 |
| | growth | | -2.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% |
| market share (per group) | | | | | | | | | | | | |
| | Sadia | 68.73% | 68.73% | 68.73% | 68.73% | 68.73% | 68.73% | 68.73% | 68.73% | 68.73% | 68.73% | 68.73% |
| | Qualy | 6.11% | 6.11% | 6.11% | 6.11% | 6.11% | 6.11% | 6.11% | 6.11% | 6.11% | 6.11% | 6.11% |
| | Rezende | 8.08% | 8.08% | 8.08% | 8.08% | 8.08% | 8.08% | 8.08% | 8.08% | 8.08% | 8.08% | 8.08% |
| | Outros | 17.08% | 17.08% | 17.08% | 17.08% | 17.08% | 17.08% | 17.08% | 17.08% | 17.08% | 17.08% | 17.08% |
| sales (ton) | | 2,545,169 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 | 2,494,266 |
| | Sadia | 1,749,251 | 1,714,266 | 1,714,266 | 1,714,266 | 1,714,266 | 1,714,266 | 1,714,266 | 1,714,266 | 1,714,266 | 1,714,266 | 1,714,266 |
| | Qualy | 155,567 | 152,456 | 152,456 | 152,456 | 152,456 | 152,456 | 152,456 | 152,456 | 152,456 | 152,456 | 152,456 |
| | Rezende | 205,573 | 201,462 | 201,462 | 201,462 | 201,462 | 201,462 | 201,462 | 201,462 | 201,462 | 201,462 | 201,462 |
| | Outros | 434,778 | 426,082 | 426,082 | 426,082 | 426,082 | 426,082 | 426,082 | 426,082 | 426,082 | 426,082 | 426,082 |
| Net price of sales (R$ thousands/ton ) | | | | | | | | | | | | |
| | Sadia | $4.7 | $4.7 | $4.7 | $4.7 | $4.7 | $4.7 | $4.7 | $4.7 | $4.7 | $4.7 | $4.7 |
| | Qualy | $3.9 | $3.9 | $3.9 | $3.9 | $3.9 | $3.9 | $3.9 | $3.9 | $3.9 | $3.9 | $3.9 |
| | Rezende | $3.8 | $3.8 | $3.8 | $3.8 | $3.8 | $3.8 | $3.8 | $3.8 | $3.8 | $3.8 | $3.8 |
| | Outros | $2.7 | $2.7 | $2.7 | $2.7 | $2.7 | $2.7 | $2.7 | $2.7 | $2.7 | $2.7 | $2.7 |
| | growth | | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% |
| NET OPERATING REVENUES ( = ) R$ thousands | | $10,805,956 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 |
| Own Brands - participation on NOR (%) | | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| | Sadia | 76.1% | 76.1% | 76.1% | 76.1% | 76.1% | 76.1% | 76.1% | 76.1% | 76.1% | 76.1% | 76.1% |
| | Qualy | 5.6% | 5.6% | 5.6% | 5.6% | 5.6% | 5.6% | 5.6% | 5.6% | 5.6% | 5.6% | 5.6% |
| | Rezende | 7.3% | 7.3% | 7.3% | 7.3% | 7.3% | 7.3% | 7.3% | 7.3% | 7.3% | 7.3% | 7.3% |
| | Outros | 11.0% | 11.0% | 11.0% | 11.0% | 11.0% | 11.0% | 11.0% | 11.0% | 11.0% | 11.0% | 11.0% |
| Own Brands - participation on NOR - R$ thousands | | $10,805,956 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 | $10,589,837 |
| | Sadia | $8,223,468 | $8,058,998 | $8,058,998 | $8,058,998 | $8,058,998 | $8,058,998 | $8,058,998 | $8,058,998 | $8,058,998 | $8,058,998 | $8,058,998 |
| | Qualy | $609,883 | $597,685 | $597,685 | $597,685 | $597,685 | $597,685 | $597,685 | $597,685 | $597,685 | $597,685 | $597,685 |
| | Rezende | $788,855 | $773,078 | $773,078 | $773,078 | $773,078 | $773,078 | $773,078 | $773,078 | $773,078 | $773,078 | $773,078 |
| | Outros | $1,183,750 | $1,160,075 | $1,160,075 | $1,160,075 | $1,160,075 | $1,160,075 | $1,160,075 | $1,160,075 | $1,160,075 | $1,160,075 | $1,160,075 |

| LICENSOR | LICENSEE | LICENSEE BUSINESS | BRANCH OF ACTIVITY | ROYALTY RATE (% REVENUES) |
|---|---|---|---|---|
| Atlas International Food and Equipment Co. Inc. | Mexican Foods Inc. and Sparta Foods Inc. | Preparação de alimentos e produtos semelhantes | Food | entre 2% e 3% |
| Bestfoods | Hibernia Foods PLC | Congelados | Food | 5% |
| Olympia Dukakis | Famous Fixings Inc | Mercearias e produtos relacionados | Food | 5% |
| RSPCA Australia | Pastoral Pork Company | n/a | Food | 2% |
| Cannon Pack Enterprises Inc. | Momentum Food Services Inc. | Atacado de Alimentos | Food | 0.5% |
| Land O' Lakes Inc. | Delicious Cookie Company Inc. | Mercearias e produtos relacionados | Food | 3.0% |
| Conagra | Armour-dial Inc. | Venda de Produtos Alimentícios | Food | 1.5% |
| | | | TAXA APLICADA | **2.0%** |

| NOR - OWN BRANDS | YEAR 0 | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 | YEAR 6 | YEAR 7 | YEAR 8 | YEAR 9 | YEAR 10 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| R$ thousands | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
| NOR - OWN BRANDS | 10,805,955.9 | 10,589,836.8 | 10,589,836.8 | 10,589,836.8 | 10,589,836.8 | 10,589,836.8 | 10,589,836.8 | 10,589,836.8 | 10,589,836.8 | 10,589,836.8 | 10,589,836.8 |
| Sadia | 8,223,467.5 | 8,058,998.2 | 8,058,998.2 | 8,058,998.2 | 8,058,998.2 | 8,058,998.2 | 8,058,998.2 | 8,058,998.2 | 8,058,998.2 | 8,058,998.2 | 8,058,998.2 |
| Qualy | 609,883.0 | 597,685.3 | 597,685.3 | 597,685.3 | 597,685.3 | 597,685.3 | 597,685.3 | 597,685.3 | 597,685.3 | 597,685.3 | 597,685.3 |
| Rezende | 788,855.4 | 773,078.3 | 773,078.3 | 773,078.3 | 773,078.3 | 773,078.3 | 773,078.3 | 773,078.3 | 773,078.3 | 773,078.3 | 773,078.3 |
| Outros | 1,183,749.9 | 1,160,074.9 | 1,160,074.9 | 1,160,074.9 | 1,160,074.9 | 1,160,074.9 | 1,160,074.9 | 1,160,074.9 | 1,160,074.9 | 1,160,074.9 | 1,160,074.9 |
| Royalties Savings - after tax | 142,638.6 | 139,785.8 | 139,785.8 | 139,785.8 | 139,785.8 | 139,785.8 | 139,785.8 | 139,785.8 | 139,785.8 | 139,785.8 | 139,785.8 |
| Sadia | 108,549.8 | 106,378.8 | 106,378.8 | 106,378.8 | 106,378.8 | 106,378.8 | 106,378.8 | 106,378.8 | 106,378.8 | 106,378.8 | 106,378.8 |
| Qualy | 8,050.5 | 7,889.4 | 7,889.4 | 7,889.4 | 7,889.4 | 7,889.4 | 7,889.4 | 7,889.4 | 7,889.4 | 7,889.4 | 7,889.4 |
| Rezende | 10,412.9 | 10,204.6 | 10,204.6 | 10,204.6 | 10,204.6 | 10,204.6 | 10,204.6 | 10,204.6 | 10,204.6 | 10,204.6 | 10,204.6 |
| Outros | 15,625.5 | 15,313.0 | 15,313.0 | 15,313.0 | 15,313.0 | 15,313.0 | 15,313.0 | 15,313.0 | 15,313.0 | 15,313.0 | 15,313.0 |

DISCOUNT RATE CALCULATION ( *BLENDED)*

| CAPITAL STRUCTURE | | |
|---|---|---|
| EQUITY | 60% | 0.0% |
| DEBT | 40% | 0.0% |
| EQUITY + DEBT | 100% | 0.0% |

| COST OF SHAREHOLDERS' EQUITY | |
|---|---|
| RISK-FREE RATE (Rf) | 3.56% |
| BETA d | 0.76 |
| BETA r | 1.09 |
| RISK PREMIUM (Rm - Rf) | 7.44% |
| BRAZIL RISK PREMIUM | 4.25% |
| **Re (=)** | **15.92%** |

| DEBT COST | |
|---|---|
| RISK-FREE RATE (Rf*) | 2.71% |
| SPECIFIC RISK (ALPHA) | 2.00% |
| BRAZIL RISK PREMIUM | 4.25% |
| **Rd (=)** | **8.96%** |

| WACC | |
|---|---|
| COST OF SHAREHOLDERS' EQUITY | 15.9% |
| DEBT COST | 9.0% |
| **NOMINAL DISCOUNT RATE (=)** | **11.9%** |

| TOTAL VALUE OF SADIA'S BRANDS (R$ thousands) | | |
|---|---|---|
| perpetuity growth rate | | 0.0% |
| discount rate (p.a.) | | 11.9% |
| Sadia | R$ | 895,126 |
| Qualy | R$ | 66,386 |
| Rezende | R$ | 85,867 |
| Outros | R$ | 128,851 |
| TOTAL VALUE OF SADIA'S BRANDS | R$ | 1,176,230 |

| PROJECTIONS | | YEAR 0 | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 | YEAR 6 | YEAR 7 | YEAR 8 | YEAR 9 | YEAR 10 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PERDIGÃO | | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
| Consolidated (total ton) | | 3,162,854 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 |
| | Products | 3,162,854 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 |
| | growth | | -2.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% |
| market share (per group) | | | | | | | | | | | | |
| | Perdigão | 25.07% | 25.07% | 25.07% | 25.07% | 25.07% | 25.07% | 25.07% | 25.07% | 25.07% | 25.07% | 25.07% |
| | Batavo | 12.50% | 12.50% | 12.50% | 12.50% | 12.50% | 12.50% | 12.50% | 12.50% | 12.50% | 12.50% | 12.50% |
| | Perdix | 35.21% | 35.21% | 35.21% | 35.21% | 35.21% | 35.21% | 35.21% | 35.21% | 35.21% | 35.21% | 35.21% |
| | Elegê | 25.14% | 25.14% | 25.14% | 25.14% | 25.14% | 25.14% | 25.14% | 25.14% | 25.14% | 25.14% | 25.14% |
| | Others | 2.08% | 2.08% | 2.08% | 2.08% | 2.08% | 2.08% | 2.08% | 2.08% | 2.08% | 2.08% | 2.08% |
| sales (ton) | | 3,162,854 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 | 3,099,597 |
| | Perdigão | 792,940 | 777,082 | 777,082 | 777,082 | 777,082 | 777,082 | 777,082 | 777,082 | 777,082 | 777,082 | 777,082 |
| | Batavo | 395,255 | 387,350 | 387,350 | 387,350 | 387,350 | 387,350 | 387,350 | 387,350 | 387,350 | 387,350 | 387,350 |
| | Perdix | 1,113,741 | 1,091,466 | 1,091,466 | 1,091,466 | 1,091,466 | 1,091,466 | 1,091,466 | 1,091,466 | 1,091,466 | 1,091,466 | 1,091,466 |
| | Elegê | 795,111 | 779,209 | 779,209 | 779,209 | 779,209 | 779,209 | 779,209 | 779,209 | 779,209 | 779,209 | 779,209 |
| | Others | 65,807 | 64,490 | 64,490 | 64,490 | 64,490 | 64,490 | 64,490 | 64,490 | 64,490 | 64,490 | 64,490 |
| Net price of sales (R$ thousands/ton ) | | | | | | | | | | | | |
| | Perdigão | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 |
| | Batavo | $2.8 | $2.8 | $2.8 | $2.8 | $2.8 | $2.8 | $2.8 | $2.8 | $2.8 | $2.8 | $2.8 |
| | Perdix | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 | $4.5 |
| | Elegê | $2.0 | $2.0 | $2.0 | $2.0 | $2.0 | $2.0 | $2.0 | $2.0 | $2.0 | $2.0 | $2.0 |
| | Others | $13.5 | $13.5 | $13.5 | $13.5 | $13.5 | $13.5 | $13.5 | $13.5 | $13.5 | $13.5 | $13.5 |
| | growth | | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% |
| NET OPERATING REVENUES ( = ) R$ thousands | | $11,393,030 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 |
| Own Brands - participation on NOR (%) | | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| | Perdigão | 31.1% | 31.1% | 31.1% | 31.1% | 31.1% | 31.1% | 31.1% | 31.1% | 31.1% | 31.1% | 31.1% |
| | Batavo | 9.7% | 9.7% | 9.7% | 9.7% | 9.7% | 9.7% | 9.7% | 9.7% | 9.7% | 9.7% | 9.7% |
| | Perdix | 43.6% | 43.6% | 43.6% | 43.6% | 43.6% | 43.6% | 43.6% | 43.6% | 43.6% | 43.6% | 43.6% |
| | Elegê | 13.7% | 13.7% | 13.7% | 13.7% | 13.7% | 13.7% | 13.7% | 13.7% | 13.7% | 13.7% | 13.7% |
| | Others | 1.9% | 1.9% | 1.9% | 1.9% | 1.9% | 1.9% | 1.9% | 1.9% | 1.9% | 1.9% | 1.9% |
| Own Brands - participation on NOR - R$ thousands | | $11,393,030 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 | $11,165,169 |
| | Perdigão | $3,543,232 | $3,472,368 | $3,472,368 | $3,472,368 | $3,472,368 | $3,472,368 | $3,472,368 | $3,472,368 | $3,472,368 | $3,472,368 | $3,472,368 |
| | Batavo | $1,105,124 | $1,083,021 | $1,083,021 | $1,083,021 | $1,083,021 | $1,083,021 | $1,083,021 | $1,083,021 | $1,083,021 | $1,083,021 | $1,083,021 |
| | Perdix | $4,967,361 | $4,868,014 | $4,868,014 | $4,868,014 | $4,868,014 | $4,868,014 | $4,868,014 | $4,868,014 | $4,868,014 | $4,868,014 | $4,868,014 |
| | Elegê | $1,560,845 | $1,529,628 | $1,529,628 | $1,529,628 | $1,529,628 | $1,529,628 | $1,529,628 | $1,529,628 | $1,529,628 | $1,529,628 | $1,529,628 |
| | Others | $216,468 | $212,138 | $212,138 | $212,138 | $212,138 | $212,138 | $212,138 | $212,138 | $212,138 | $212,138 | $212,138 |

| LICENSOR | LICENSEE | LICENSEE BUSINESS | BRANCH OF ACTIVITY | ROYALTY RATE (% REVENUES) |
|---|---|---|---|---|
| Atlas International Food and Equipment Co. Inc. | Mexican Foods Inc. and Sparta Foods Inc. | Preparação de alimentos e produtos semelhantes | Food | entre 2% e 3% |
| Bestfoods | Hibernia Foods PLC | Congelados | Food | 5% |
| Olympia Dukakis | Famous Fixings Inc | Mercearias e produtos relacionados | Food | 5% |
| RSPCA Australia | Pastoral Pork Company | n/a | Food | 2% |
| Cannon Pack Enterprises Inc. | Momentum Food Services Inc. | Atacado de Alimentos | Food | 0.5% |
| Land O' Lakes Inc. | Delicious Cookie Company Inc. | Mercearias e produtos relacionados | Food | 3.0% |
| Conagra | Armour-dial Inc. | Venda de Produtos Alimentícios | Food | 1.5% |
| | | | TAXA APLICADA | **2.0%** |

| NOR - OWN BRANDS | YEAR 0 | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 | YEAR 6 | YEAR 7 | YEAR 8 | YEAR 9 | YEAR 10 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| R$ thousands | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
| NOR - OWN BRANDS | 11,393,029.8 | 11,165,169.2 | 11,165,169.2 | 11,165,169.2 | 11,165,169.2 | 11,165,169.2 | 11,165,169.2 | 11,165,169.2 | 11,165,169.2 | 11,165,169.2 | 11,165,169.2 |
| Perdigão | 3,543,232.3 | 3,472,367.6 | 3,472,367.6 | 3,472,367.6 | 3,472,367.6 | 3,472,367.6 | 3,472,367.6 | 3,472,367.6 | 3,472,367.6 | 3,472,367.6 | 3,472,367.6 |
| Batavo | 1,105,123.9 | 1,083,021.4 | 1,083,021.4 | 1,083,021.4 | 1,083,021.4 | 1,083,021.4 | 1,083,021.4 | 1,083,021.4 | 1,083,021.4 | 1,083,021.4 | 1,083,021.4 |
| Perdix | 4,967,361.0 | 4,868,013.8 | 4,868,013.8 | 4,868,013.8 | 4,868,013.8 | 4,868,013.8 | 4,868,013.8 | 4,868,013.8 | 4,868,013.8 | 4,868,013.8 | 4,868,013.8 |
| Elegê | 1,560,845.1 | 1,529,628.2 | 1,529,628.2 | 1,529,628.2 | 1,529,628.2 | 1,529,628.2 | 1,529,628.2 | 1,529,628.2 | 1,529,628.2 | 1,529,628.2 | 1,529,628.2 |
| Others | 216,467.6 | 212,138.2 | 212,138.2 | 212,138.2 | 212,138.2 | 212,138.2 | 212,138.2 | 212,138.2 | 212,138.2 | 212,138.2 | 212,138.2 |
| | | | | | | | | | | | |
| *Royalties Savings - after tax* | 150,388.0 | 147,380.2 | 147,380.2 | 147,380.2 | 147,380.2 | 147,380.2 | 147,380.2 | 147,380.2 | 147,380.2 | 147,380.2 | 147,380.2 |
| Perdigão | 46,770.7 | 45,835.3 | 45,835.3 | 45,835.3 | 45,835.3 | 45,835.3 | 45,835.3 | 45,835.3 | 45,835.3 | 45,835.3 | 45,835.3 |
| Batavo | 14,587.6 | 14,295.9 | 14,295.9 | 14,295.9 | 14,295.9 | 14,295.9 | 14,295.9 | 14,295.9 | 14,295.9 | 14,295.9 | 14,295.9 |
| Perdix | 65,569.2 | 64,257.8 | 64,257.8 | 64,257.8 | 64,257.8 | 64,257.8 | 64,257.8 | 64,257.8 | 64,257.8 | 64,257.8 | 64,257.8 |
| Elegê | 20,603.2 | 20,191.1 | 20,191.1 | 20,191.1 | 20,191.1 | 20,191.1 | 20,191.1 | 20,191.1 | 20,191.1 | 20,191.1 | 20,191.1 |
| Others | 2,857 | 2,800 | 2,800 | 2,800 | 2,800 | 2,800 | 2,800 | 2,800 | 2,800 | 2,800 | 2,800 |

**DISCOUNT RATE CALCULATION (*BLENDED)***

| CAPITAL STRUCTURE | | |
|---|---|---|
| EQUITY | 60% | 0.0% |
| DEBT | 40% | 0.0% |
| EQUITY + DEBT | 100% | 0.0% |

| COST OF SHAREHOLDERS' EQUITY | |
|---|---|
| RISK-FREE RATE (Rf) | 3.56% |
| BETA d | 0.76 |
| BETA r | 1.09 |
| RISK PREMIUM (Rm - Rf) | 7.44% |
| BRAZIL RISK PREMIUM | 4.25% |
| **Re (=)** | **15.92%** |

| DEBT COST | |
|---|---|
| RISK-FREE RATE (Rf*) | 2.71% |
| SPECIFIC RISK (ALPHA) | -1.00% |
| BRAZIL RISK PREMIUM | 4.25% |
| **Rd (=)** | **5.96%** |

| WACC | |
|---|---|
| COST OF SHAREHOLDERS' EQUITY | 15.9% |
| DEBT COST | 6.0% |
| **NOMINAL DISCOUNT RATE (=)** | **11.1%** |

| TOTAL VALUE OF PERDIGÃO'S BRANDS (R$ thousands) | | |
|---|---|---|
| perpetuity growth rate | | 0.0% |
| discount rate (p.a.) | | 11.1% |
| Perdigão | R$ | 412,818 |
| Batavo | R$ | 128,757 |
| Perdix | R$ | 578,741 |
| Elegê | R$ | 181,852 |
| Others | R$ | 25,220 |
| TOTAL VALUE OF PERDIGÃO'S BRANDS | R$ | 1,327,388 |



# ATTACHMENT 4













Sadia

SDIA4 NÍVEL 1 BOVESPA BRASIL | SDA LISTED NYSE | itag Índice de Ações com Tag Along Diferenciado | Latibex LATINOAMERICA EN EUROS

# 1Q09

**Data on May/13/2009**

Sadia ON (SDIA3) = R$ 5.54/share

Sadia PN (SDIA4) = R$ 4.50/share

Sadia ADR (SDA) = US$ 6.40

(1 ADR = 3 shares)

Sadia Latibex (XSDI) = € 4.76

**Market Value - Bovespa**

R$ 3.1 billion

US$ 1.5 billion

**Conference Calls**

**Portuguese**

May 15, 2009 – Time: 9:00 a.m. (Brasília time) 8:00am (ET)

**English**

May 15, 2009 – Time: 12:00 noon (Brasília time) 11:00am (ET)

Telephones for Connection:

Brazil: (11) 4688-6301

USA: (1 800) 860-2442

Other Countries: (1 412) 858-4600

Webcast: http://ri.sadia.com.br

**Investor Relations**

**Welson Teixeira Junior**
Investor Relations Director
Phone: +55 11 2113-3047

Christiane Assis
Phone: +55 11 2113-3552
Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro
Phone: +55 11 2113-3197
Silvia.Pinheiro@sadia.com.br

Melissa Schleich
Phone: +55 11 2113-1565
melissa.schleich@sadia.com.br

Sônia Biajoli
Phone: +55 11 2113-3686
sonia.biajoli@sadia.com.br

**ri@sadia.com.br**

**www.sadia.com.br**

FIRB

Ligia Montagnani
IR Consultant
Phone: (11) 3897-6405
Ligia.montagnani@firb.com

*São Paulo - May 14, 2009 - **SADIA S.A.** (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, releases today its results for the first quarter of 2009 (1Q09). The Company's operating and financial information are presented in thousands of reais, except where indicated otherwise, based on consolidated figures and in compliance with corporate legislation. In this release, all comparisons are made in relation to the same period in 2008 (1Q08), except where otherwise specified.*

*"Consolidated gross operating revenue in 1Q09 reached R$ 2.9 billion, a 10.6% increase from 1Q08. This performance is mostly related to the domestic market increases in both volume and price. The domestic sales increased 10.3% and the average price was 8.9% higher than 1Q08. In the export market, sales dropped 10.5% in relation to the same period last year. Due to credit shortage, importers have reverted to reducing greatly their inventories, which has affected Brazilian exports in the sector. Redirecting products to the domestic market has partly compensated the loss of external sales and contributed to strengthen and expand the presence of Sadia brands in Brazil, including the increase of market share in frozen and refrigerated products. Sadia's first quarter results, however, suffered from the impact of an atypical set of adjustments made in the chain of values due to the global economic crisis. Recently, though, we have felt symptoms of a slight recovery in the external markets, especially in Europe, and we believe that, beginning in the next quarter, exports should reverse the trend of 1Q09. These reasons provide support and confidence to the Company's decision of maintaining the EBITDA margin forecast between 8% and 10% this year. Another extraordinary factor that affected the company's result was the start up of operations at the new industrial units that are a part of the record investment program carried out in 2008. Production costs in these factories tend to be higher in the early stage, which has contributed to increase non-recurring costs in the first quarter of this year. The beginning of operations, on the other hand, in new regions such as Vitória de Santo Antão in the "Zona da Mata" area of Pernambuco and in Lucas do Rio Verde (MT), the Company's largest factory in Brazil, opens new perspectives of sustainable expansion in line with our strategic objectives. We are pleased to share the results of the annual survey conducted by Reputation Institute and published on the Forbes Magazine website, according to which Sadia now integrates a group of 17 companies with excellent reputation worldwide. The ranking of the Top 200 companies in reputation is based on a survey carried out in 32 countries, involving the 600 largest companies in the world. Sadia was placed fifth in the ranking of the most respected companies in the world and its Products & Services and Innovation are the aspects that contributed the most to Sadia's positive perception. Despite the persistence of the global crisis, initiatives adopted by the Company to face the new challenges coming from the economic scenario, in addition to the anti-cyclic characteristics of the food sector, reinforce our firm belief that, still during this year, performance will get back on a positive track."*

***Gilberto Tomazoni***
*Chief Executive Officer*

**HIGHLIGHTS – R$ thousand**

| | 1Q08 | 1Q09 | 1Q09/ 1Q08 |
|---|---|---|---|
| **Gross Operating Revenue** | **2,587,283** | **2,862,535** | **10.6%** |
| Domestic Market | 1,387,507 | 1,702,361 | 22.7% |
| Export Market | 1,199,776 | 1,160,174 | -3.3% |
| **Net Operating Revenue** | **2,274,529** | **2,458,133** | **8.1%** |
| **Gross Profit** | 538,296 | 386,237 | -28.2% |
| *Gross Margin* | 23.7% | 15.7% | |
| **EBIT** | **133,777** | **(58,566)** | **0.0%** |
| *EBIT Margin* | 5.9% | -2.4% | |
| **Net Income** | **248,266** | **(239,196)** | |
| *Net Margin* | 10.9% | -9.7% | |
| **EBITDA** | **256,937** | **62,502** | **-75.7%** |
| *EBITDA Margin* | 11.3% | 2.5% | |
| **Exports / Gross Revenue** | **46.4%** | **40.5%** | |



## GROSS OPERATING REVENUE – R$ million



TOTAL

▲ **10.6%**

**DOMESTIC MARKET**

**EXPORT MARKET**

Consolidated gross operating revenue in 1Q09 reached R$ 2.9 billion, a 10.6% increase from 1Q08. This increase was mostly due to the performance of the domestic market that recorded a sales increase in volume and price.

Revenue from processed products reached R$ 1.5 billion in 1Q09, which is 17.6% higher than the same period in 2008. This amount corresponds to 51.5% of Sadia's consolidated revenue and is a result of the efforts made by the sales teams at the points-of-sale and the strength of the brand.

The greatest concentration of the Company's sales in the domestic market was record high and reached 59.5% of total sales and the equivalent to 53.1% of the total volume with growth in all segments where Sadia operates. The performance in the external market, however, dropped mainly due to the impacts of the global economic-financial crisis.

The total volume of sales decreased 0.5% in 1Q09 and totaled 530,000 metric tons. While the domestic market increased 10.3%, the external market decreased 10.5%.

### SALES

|  | 1Q08 | 1Q09 | 1Q09/ 1Q08 |
|---|---|---|---|
| **Tons** | **533,151** | **530,310** | **-0.5%** |
| Processed Products | 243,101 | 255,084 | 4.9% |
| Poultry | 243,134 | 228,800 | -5.9% |
| Pork | 33,070 | 36,593 | 10.7% |
| Beef | 13,846 | 9,833 | -29.0% |

| **R$ thousand** | **2,587,283** | **2,862,535** | **10.6%** |
|---|---|---|---|
| Processed Products | 1,254,098 | 1,474,276 | 17.6% |
| Poultry | 989,018 | 931,792 | -5.8% |
| Pork | 159,843 | 181,671 | 13.7% |
| Beef | 78,261 | 60,192 | -23.1% |
| Other | 106,063 | 214,604 | 102.3% |

The processed products segment was responsible for 48.1% of the volume and 51.5% of Sadia's revenue, which totaled R$ 1,474.3 million. Increases in this segment were 4.9% in volume, 12.0% in the average price and consequently 17.6% in revenue. This result reflects the Company's sales actions, which includes a mix of products with higher added value.

The poultry segment accounted for 43.1% of total volume sold by the Company and was responsible for 32.6% of total revenues of R$ 931.8 million. Volumes in this segment recorded a drop of 5.9% and income dropped 5.8% in 1Q09 in relation to 1Q08 due to the imbalance between supply and demand for this protein in the external market and the world credit crisis. The average price remained stable for the comparable quarter.

Pork meat sales volume grew 10.7% from 1Q08 and the average price was 2.7% higher. Because of this, gross income grew 13.7% in 1Q09 and totaled R$ 181.7 million. The Company was able to supply a stable demand for this protein and reached the quarterly average sales level of 36 thousand metric tons.

The beef segment showed a decrease of 29.0% in sales volume, which was partly compensated by the 8.3% average price increase.  Revenues here totaled R$ 60.2 million, 23.1% less than 1Q08.

GROSS OPERATING REVENUE



Sales

| Tons | 1Q08 | 1Q09 | 1Q09/ 1Q08 |
|---|---|---|---|
| **Domestic Market** | **255,222** | **281,592** | **10.3%** |
| Processed Products | 214,128 | 231,069 | 7.9% |
| Poultry | 27,070 | 32,813 | 21.2% |
| Pork | 9,864 | 13,394 | 35.8% |
| Beef | 4,160 | 4,316 | 3.8% |
| **Export Market** | **277,929** | **248,718** | **-10.5%** |
| Processed Products | 28,973 | 24,015 | -17.1% |
| Poultry | 216,064 | 195,987 | -9.3% |
| Pork | 23,206 | 23,199 | 0.0% |
| Beef | 9,686 | 5,517 | -43.0% |
| **Total** | **533,151** | **530,310** | **-0.5%** |

| R$ thousand | 1Q08 | 1Q09 | 1Q09/ 1Q08 |
|---|---|---|---|
| **Domestic Market** | **1,387,507** | **1,702,361** | **22.7%** |
|   Processed Products | 1,118,324 | 1,335,427 | 19.4% |
|   Poultry | 107,734 | 130,212 | 20.9% |
|   Pork | 48,402 | 65,006 | 34.3% |
|   Beef | 16,535 | 20,814 | 25.9% |
|   Other | 96,512 | 150,902 | 56.4% |
| **Export Market** | **1,199,776** | **1,160,174** | **-3.3%** |
|   Processed Products | 135,774 | 138,849 | 2.3% |
|   Poultry | 881,284 | 801,580 | -9.0% |
|   Pork | 111,441 | 116,665 | 4.7% |
|   Beef | 61,726 | 39,378 | -36.2% |
|   Other | 9,551 | 63,702 | 567.0% |
| **Total** | **2,587,283** | **2,862,535** | **10.6%** |

**Domestic Market**

The volume sold in the domestic market grew 10.3% in 1Q09 and revenues totaled R$ 1.7 billion, an increase of 22.7%. The average price practiced was 8.9% higher than 1Q08. This performance reflects, among other factors, the constant drive towards better operating margins while improving the mix of products sold. The economic and credit crisis had little impact on Sadia's performance in the internal market.

The increase of 7.9% in the volume sold of processed products further consolidates the Company's presence in this segment. Gross revenue grew 19.4% and totaled R$ 1.3 billion in 1Q09, which is equivalent to 78.5% of the Company's total revenue. The highlights of this segment were the sales of refrigerated products, mainly bologna and frankfurters, as well as frozen products such as hamburgers and breaded meats. The average price practiced increased 10.7% in relation to 1Q08 mostly due to the pass-through of part of the increase with raw materials, which impacted costs.

The directing of poultry sales to the domestic market resulted in a 21.2% increase in the volume sold and a growth of 20.9% in the revenue generated by this segment, which totaled R$ 130.2 million. The average price of this protein had a slight drop of 0.3%.

Physical sales of pork, which was also impacted by being redirected to the domestic market, increased 35.8%. Revenues generated by this segment increased 34.3% and reached R$ 65.0 million in 1Q09, while the average prices charged reduced slightly by 1.2%.

Physical sales of beef evolved 3.8% and the revenue increased 25.9%, reaching R$ 20.8 million in the 1Q09. Average prices charged in this segment were 21.4% higher than 1Q08.

Gross Operating Revenue - Domestic Market



1Q08
R$ 1.4 billion
Beef 1%
Other
Pork
Whole Poultry
Poultry Cuts
2%
4%
7%
5%
81%
Processed Products
1Q09
R$ 1.7 billion
Other
Beef 1%
Pork
Whole Poultry
Poultry Cuts
4%
3%
9%
5%
78%
Processed Products


Average Prices - R$/Kg - Domestic Market



Processed Products
5.22
5.64
5.62
6.11
5.78
10.7%
Poultry
3.98
4.41
4.39
5.53
3.97
0.3%
Pork
4.91
5.43
5.87
6.25
4.85
1.2%
Beef
3.97
5.78
5.15
6.05
4.82
21.4%
1Q08 2Q08 3Q08 4Q08 1Q09


## Export Market

Sadia's performance in the external market followed the sector's trend and was not very favorable in 1Q09 in comparison with 1Q08. Physical sales dropped 10.5%, mostly due to the global economic-financial crisis and credit restriction in the markets of Asia and Eurasia. Gross revenue in this market totaled R$ 1.2 billion, a drop of 3.3% in relation to 1Q08. Average prices in reais increased 3.0% in relation to 1Q08. The regions that imported Sadia products the most were the Middle East and Europe with growths similar to the ones recorded in 1Q08.

Poultry sales volume fell 9.3% mainly due to the Company's distributor in Saudi Arabia having financial difficulties. Despite this, the poultry segment maintained its position of highest participation in revenue in the Company's external market, 69.1% in 1Q09 and 73.5% in 1Q08, reaching a sum of R$ 801.6 million. The products impacted the most were whole poultry. Another factor that contributed to the decrease in physical sales was stronger external competition in product sales due to high inventory levels in the sector. The average prices practiced in this segment showed to be stable in reais with a 0.2% variation in 1Q09, but a drop of 35.0% in dollar terms.

Despite the drop of 17.1% in the volume sold of processed products, the period ended with an increase of 2.3% in gross revenues for a total of R$ 138.8 million. The reason for this is that prices charged in reais increased 23.2%. There was a drop during the period of 9.8% for prices in dollars.

The volume sold in the pork segment remained stable in relation to 1Q08 due in part to the drop in demand from countries such as Ukraine and for the increase in sales to other countries such as Angola. Gross revenues from this protein increased 4.7%, totaling R$ 116.7 million. In relation to 1Q08, the average price increased 4.8% in reais while in dollars there was a decrease of 29.0%.

The beef segment was the one most affected by the decrease in the Company's export demand. The volume sold fell 43.0% and revenue generation, which totaled R$ 39.4 million, had a drop of 36.2%. The average prices charged in reais, however, increased 12.1%, while the prices in dollars fell 20.7%.

**GROSS OPERATING REVENUE - EXPORT MARKET**



**AVERAGE PRICES – R$/KG – EXPORT MARKET**



### EXPORTS BY REGION


1Q08
R$ 1.2 billion
Americas
17%
Middle East
26%
Eurasia
15%
24%
18%
Europe
Asia
1Q09
R$ 1.2 billion
Americas
15%
Middle East
31%
Eurasia
8%
16%
Asia
30%
Europe

The main regions that imported the Company's products in 1Q09 were the Middle East, represented in part by the increase in sales of poultry and pork in Africa, and Europe with higher sales volumes of poultry. These regions also presented the largest evolutions in revenues when compared to the same quarter for the previous year.

### NET OPERATING REVENUE

Sadia's consolidated net revenue was R$ 2.5 billion in 1Q09, an evolution of 8.1% in relation to 1Q08. The main actions that brought about this performance were the pricing policies adopted in the domestic market especially related to processed products.

### GROSS PROFIT

Gross profit totaled R$ 386.2 million at the end of 1Q09 and corresponded to a drop of 28.2% in relation to the same period during the previous year and is equivalent to an 8-percentage point decrease in the gross margin when compared to last year's first quarter. This performance resulted mainly from the increase of 19.3% in the costs of the products sold due to the variation in grain prices (corn and soybeans). Other factors that affected costs negatively in 1Q09 were the technical stoppages that took place between January and February on the poultry line and the costs associated with starting-up activities (ramp-up costs) in the Vitória de Santo Antão and Lucas do Rio Verde units. These non-recurring fixed costs were not diluted because volumes to the external market were weak, which ended up impacting the gross profit.

### OPERATING RESULT

The relation between operating expenses—selling, general, administrative and other expenses—and net income went from 17.8% in 1Q08 to 18.1% in 1Q09. The depreciation of the Brazilian Real against the US dollar along with the addition of the Lucas do Rio Verde factory to Sadia's logistics were the main reasons for the increase in the relation between operating expenses and net income.

Selling expenses totaled R$ 413.8 million in 1Q09, 16.4% more than in 1Q08. There was an increase of 1.2 percentage points in relation to these expenses with net income, which went from 15.6% in 1Q08 to 16.8% in 1Q09. This is explained by the increase in freight with the operations in the Lucas do Rio Verde factory.

General and administrative expenses totaled R$ 33.5 million in 1Q09. They represented an increase of 7.6% due to costs related to adjustments in the administrative framework in relation to the same period of 2008. Its relation to net revenue remained at 1.4%.

The Company ended up with an operating loss before financial expenses and equity pickup (EBIT) of R$ 58.6 million in 1Q09 while 1Q08 showed a profit of R$ 133.8 million.

Earnings before interest, taxes, depreciations and amortizations (EBITDA) in 1Q09 totaled R$ 62.5 million, a 75.7% drop in relation to 1Q08. The EBITDA margin reached 2.5% and represented a reduction of 8.8 percentage points when compared to 1Q08, mostly due to the following non-recurring events: technical stoppages and elimination of breeders in January and February, ramp-up costs in the Lucas do Rio Verde and Vitória de Santo Antão units and the sell down of inventory at higher grain prices.



| EBITDA CALCULATION =  EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING | | |
|---|---|---|
| | 1Q08 | 1Q09 |
| EBIT | 133,777 | -58,566 |
| (+)DEPRECIATION/AMORTIZATION | 97,390 | 120,068 |
| (+)EMPLOYEE PROFIT SHARING | 23,113 | 391 |
| (+)NON RECURRENT RESULTS | 2,657 | 609 |
| EBITDA | 256,937 | 62,502 |
| EBITDA MARGIN | 11.3% | 2.5% |

## FINANCIAL RESULT

| | 1Q08 | 1Q09 |
|---|---|---|
| Interest | (30.9) | (122.9) |
| Net Results of Investment Funds | 0.0 | (54.5) |
| Foreign Currency Exchange Variation on Assets and Liabilities | 36.5 | (71.2) |
| Exchange variations on derivatives | 83.9 | 0.0 |
| Others | 0.6 | (11.4) |
| NET FINANCIAL RESULTS | 90.2 | (260.0) |

Sadia's net financial result was negative R$ 260 million in 1Q09 against a positive R$ 90.2 million in 1Q08.

The largest financial expense, R$ 122.9 million, refers to interest payments on loans and the next highest was the non-cash expense of R$ 71.2 million due to the Company's gain and loss variations in foreign currency.

The amount of outstanding contracts relating to foreign exchange derivatives indexed to the U.S. dollar and their notionals and mark to market are shown in the next page. The results of these derivative instruments have already been accounted for in the income statement on December 31,2008 according to Law 11638.

| | "NOTIONAL" US$ mm | Mark-to-Market R$ mm |
|---|---|---|
| Short USD, NDF, Target Forward, Short USD call options | (1,831.7) | (963.8) |
| Long USD, NDF, Target Forward, Long USD call options | 1,684.2 | 187.1 |
| Net-Short USD | (147.5) | (776.8) |

The maturities of future currency contracts and U.S. dollar options, long and short positions, as well as the corresponding considerations of the outstanding transactions at the base date of March 31, 2009 are disclosed in the Financial Notes No. 23.

INDEBTEDNESS - R$ MILLIONS

| | ASSETS | LIABILITIES | NET DEBT |
|---|---|---|---|
| **SHORT TERM** | **2,428.6** | **5,668.5** | **3,239.9** |
| Local Currency | 818.8 | 1,797.5 | 978.7 |
| Foreign Currency | 1,609.8 | 3,871.0 | 2,261.2 |
| **LONG TERM** | **159.9** | **3,734.9** | **3,574.9** |
| Local Currency | 159.9 | 1,116.7 | 956.8 |
| Foreign Currency | 0.0 | 2,618.1 | 2,618.1 |
| **NET FINANCIAL INDEBTEDNESS** | **2,588.6** | **9,403.4** | **6,814.8** |

The Company ended 1Q09 with net financial indebtedness of R$ 6.8 billion, represented by various financing modes. In order to equate the current equity and financial status caused by the increase in financial indebtedness, the Management has been seeking to structure its short-term financial liabilities. The main negotiations are as follows:

- The advances on export contracts (ACC), in the amount of R$ 2.1 billion, are being negotiated with the creditor banks and the amounts with maturities in April and May in the amount of R$ 625.0 million were renegotiated for a period of 120 and 360 days at market rates.

- In the financing lines for exports referring to the export credit note – NCE in the amount of R$ 1.2 billion with the maturity date concentrated in September, 2009 the amount of R$ 35.0 million was renegotiated for a term of 180 days.

- The Company closed the financing contract with Banco do Nordeste in an approved amount of R$ 244.4 million for a term of 12 years with a four-year grace period. The disbursement schedule forecasts R$ 161.8 million in May, 2009, R$ 44.2 million in June, and R$ 38.4 million in August. The amount will be used for cash recomposition as the investment in Vitória de Santo Antão was paid in advance with the Company´s own resources.

## NET DEBT TO EBITDA*



* Last 12 months

## NET/LOSS INCOME

Sadia had a net loss of R$ 239.2 million in the 1Q09 and for the same period last year a profit of R$ 248.3 million was recorded.



## CAPITAL EXPENDITURES - R$ MILLION



Sadia´s investments totaled R$ 170.3 million in 1Q09, 60.1% less when compared to the R$ 427.1 million invested in 1Q08. Processed products was the segment that most received resources, R$ 72.0 million representing 42.3% of the total invested, followed by the poultry segment that received R$ 60.4 million, which is 35.5% of the total. For pork it was R$ 33.4 million (19.6%), R$ 66 thousand in beef, and in other areas investments totaled R$ 4.4 million (2.6%).

Investments made at the end of 2008 ensure an expansion of 25% in the installed capacity of production and therefore there will be no need for new large investments in coming years to be able to sustain a future increase in demand both from the domestic and export markets.

## CAPITAL MARKET

### São Paulo Stock Exchange

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange (Ibovespa). In this portfolio that lists 64 papers, the relative weight in this index for the four-month period of January to April of 2009 increased from 1.04% in the previous period to 1.14%.

Sadia's shares are included in the Index of Shares with Differentiated Corporate Governance (IGC), the Index of Shares with Tag-Along Rights (ITAG), and the Corporate Sustainability Index (ISE).

Sadia preferred shares [SDIA4] had a year-to-date devaluation of 69.8% in the last twelve months up to March 31, 2009 and Ibovespa fell by 32.9%. The daily average financial volume in 1Q09 fell by 32.1% in relation to 1Q08, reaching R$ 16.5 million compared to R$ 24.4 million in the same quarter for the previous year.



**Sadia PN vs. Ibovespa**
**Base 100 = 03/31/2008**



| | | | | | |
| 3/31/2008 | 6/30/2008 | 9/30/2008 | 12/31/2008 | 3/31/2009 |

— Sadia   — IBOVESPA

**BREAKDOWN BY TYPE OF INVESTOR - BOVESPA**
**(MARCH/2009)**



Companies
11.4%

Foreign
Investor
33.9%

Brazilian Individuals
and Investment Club
36.1%

Brazilian Financial
Institutions
1.7%

Foundations and
Pension Plans
17.0%

### New York Stock Exchange

Sadia [SDA] Level II ADRs devalued by 76.8% in U.S. dollars, while the Dow Jones Index devalued by 38.0% in the last twelve months. The average daily trading volume in the quarter dropped 79.7% in relation to the same period in 2008 reaching US$ 1.7 million. ADRs represented 17.6% of the total Sadia preferred shares on March 31.



**Sadia ADR vs. Dow Jones**
**Base 100 = 03/31/2008**

62.0

23.2

3/31/2008    6/30/2008    9/30/2008    12/31/2008    3/31/2009

━━ Sadia ADR   ━━ Dow Jones

**Latibex**

Sadia PN shares have been listed on Latibex [XSDI] since November 15, 2004. This market trades Latin American securities on the Madrid Stock Exchange. From March 31, 2008 to March 31, 2009 the shares devalued by 71.9%. The average daily trading volume in the quarter for 2009 was € 185.6 thousand a 9.3% growth over the same period of the previous year when the average daily trading volume was € 169.8 thousand. These shares represented 0.2% of the total Sadia preferred shares at March 31.

| MARKET DATA - BOVESPA | 1Q08 | 1Q09 | 1Q09/1Q08 |
|---|---|---|---|
| Sadia Common Shares / SDIA3 - thousands (Free Float = 41.4%) | 257,000 | 257,000 | |
| Sadia Preferred Shares / SDIA4 - thousands (Free Float = 93.0%) | 426,000 | 426,000 | |
| **Total Outstanding Shares - thousands\* (Float = 73.5%)** | **683,000** | **683,000** | |
| Closing Price - R$/share SDIA3 | 10.00 | 4.76 | -52.4% |
| **Closing Price - R$/share SDIA4** | **10.40** | **3.14** | **-69.8%** |
| **Mkt. Capitalization - R$ millions** | **7,103.2** | **2,144.6** | **-69.8%** |
| **Volume of Shares Traded - thousand** | **147,322** | **321,313** | **118.1%** |
| Daily Average Volume of Shares Traded - thousand | 2,455 | 5,267 | |
| **Financial Volume Traded - R$ million** | **1,461.0** | **1,008.4** | **-31.0%** |
| Daily Average Financial Volume Traded - R$ million | 24.4 | 16.5 | |
| | - | - | |

| MARKET DATA - NYSE | 1Q08 | 1Q09 | 1Q09/1Q08 |
|---|---|---|---|
| **Total Outstanding ADR´s - thousands  (¹)** | **33,533,559** | **24,982,800** | **-25.5%** |
| Participations in Trading Sessions | 100% | 100% | |
| **Closing Prices - US$/ADR (¹)** | **17.79** | **4.12** | **-76.8%** |
| **Mkt. Capitalization - US$ millions(¹)** | **596,562.0** | **102,929.1** | **-82.7%** |
| **Volume of Shares Traded (¹)** | **21,384,157** | **25,452,040** | **19.0%** |
| Daily Average Volume of Shares Traded  (¹) | 350,560 | 417,247 | |
| **Financial Volume Traded - US$ thousand** | **509,075** | **103,431** | **-79.7%** |
| Daily Average Financial Volume Traded - US$ thousand | 8,345.5 | 1,695.6 | |

*(¹) The ratio was altered from 10 preferred shares per ADS to 3 Preferred Shares per ADS*

*Souces: Sadia, Bovespa and NYSE*

## PERSPECTIVES

Sadia inaugurated on March 23rd, its first unit in the Northeastern region located in the city of Vitória de Santo Antão (PE). The ceremony was attended by the President of the Federative Republic of Brazil, Luiz Inácio Lula da Silva and by the Governor of the State of Pernambuco, Eduardo Campos. This project received investments of about R$ 300 million and should generate 1,500 direct jobs and about 4,000 indirect jobs when it is fully operational. This plant will produce meat products such as cooked sausage, bologna, ham, frankfurters and cold cuts. The capacity of this unit is 150,000 metric tons/year and when it is operating at full capacity should generate additional annual revenues of around R$ 400 million for the company.

The Lucas do Rio Verde factory began its hog slaughtering operations in the month of February to be used in the processed products production and could reach the level of 5,000 heads per day when it is operating at full capacity. In the second phase of implementation of the processed products factory, the Lucas production will reach 100,000 metric tons a year of processed products such as bacon, bologna, and smoked sausage. The first phase is already completed and has an annual capacity of almost 60,000 metric tons. The main destinations of these products are the city of São Paulo and states in the Northeast.

The results generated by the Company in March show signs of improvement for the performance during the next quarters, especially in relation to exports. Countries in Europe and the Middle East, for example, have been showing an increase in demand for poultry.

## ADMINISTRATIVE PLANS

In the opinion of the Company's management, the decisions taken in the operational area at the end of 2008 and beginning of 2009 will begin to generate positive impacts for the Company beginning the second quarter of 2009.

In the corporate area, analyses are under way of possible capitalization operations by means of selling shares and/or association with other Companies.

The Company's strategic plan is in progress and the results should generate positive impacts in the future. However, the Company depends on the capacity to renegotiate its short-term debts and the success of the actions described above to maintain its operations.

The Company's Administration believes that these measures will bring the expected results and will be capable of balancing the short-term financial flow.

## RELATIONSHIP WITH INDEPENDENT AUDITORS

The contracting of any other service other than external auditing with our independent auditors is the responsibility of the Auditing Committee, which is an organ of the Company's Board of Directors. Before making a decision, the Committee will basically evaluate the existence of conflict of interests as stated in articles 22 and 23 of CVM Ruling No. 308/99 and CFC Resolution No. 961/03.

The independent auditors did not provide any other services during the period other than those related to external auditing.



***Report 20-F 2007 is filed and is available upon request, free of charge, from http://ri.sadia.com.***

**EVENTS ON MAY 15 (FRIDAY)**

**National: Conference Call**
**Time: 9:00am (Brasília time) 8:00am (ET)**
Telephones for connection:
Brazil: (11) 4688-6301

**International: Conference Call**
**Time: 12:00 noon (Brasília time) 11:00am (ET)**
Telephones for connection:
Brazil: (11) 4688-6301
USA: (1 800) 860-2442
Other countries: (1 412) 858-4600

The audio and teleconference session of the meeting will be broadcast live on internet along with a slide presentation on the website **http://ri.sadia.com.br**

*The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, on the overall economic performance of Brazil, on the industry, and on the international markets, being therefore subject to change.*

*EBITDA represents the net income (loss) before the financial result, social contribution, income tax, depreciation, and amortization. EBITDA should not be considered as an alternative to net income (loss), as an indicator of the Company's operating performance, or as an alternative to cash flow as an indicator of liquidity. The Company's management believes that EBITDA provides a useful measure to evaluate its operating performance and to compare it with other companies. However, it is important to bear in mind that EBITDA is not a measure recognized under Brazilian accounting principles and it may be defined and calculated differently by other companies.*

*The Company's financial information hereby presented is in compliance the criteria of Brazil's corporate legislation based on the financial information audited. The non-financial information as well as other operating information were not the object of special review by the independent auditors.*

# ANNEX I

# INCOME STATEMENT - CONSOLIDATED

| | 1Q08 | | 1Q09 | | 1Q09/ 1Q08 |
|---|---|---|---|---|---|
| **Sadia** | R$ '000 | % | R$ '000 | % | % |
| **Gross Operating Revenue** | 2,587,283 | 113.8% | 2,862,535 | 116.5% | 10.6% |
| Domestic Market | 1,387,507 | 61.0% | 1,702,361 | 69.3% | 22.7% |
| Export Market | 1,199,776 | 52.7% | 1,160,174 | 47.2% | -3.3% |
| (-) Sales Tax and Services Rendered | (312,754) | -13.8% | (404,402) | -16.5% | 29.3% |
| **Net Operating Revenue** | 2,274,529 | 100.0% | 2,458,133 | 100.0% | 8.1% |
| Cost of Goods Sold and Services Rendered | (1,736,233) | -76.3% | (2,071,896) | -84.3% | 19.3% |
| **Gross Profit** | 538,296 | 23.7% | 386,237 | 15.7% | -28.2% |
| Selling Expenses | (355,445) | -15.6% | (413,773) | -16.8% | 16.4% |
| Management Compensation | (4,531) | -0.2% | (4,454) | -0.2% | -1.7% |
| Administrative Expenses | (31,078) | -1.4% | (33,445) | -1.4% | 7.6% |
| Employees Profit Sharing | (23,113) | -1.0% | (391) | 0.0% | -98.3% |
| Others Operating Results | 12,305 | 0.5% | 7,869 | 0.3% | -36.1% |
| Non-Recurring Results | (2,657) | -0.1% | (609) | 0.0% | -77.1% |
| **Earnings Before Interest and Taxes** | 133,777 | 5.9% | (58,566) | -2.4% | -143.8% |
| Financial Result, Net | 90,169 | 4.0% | (260,276) | -10.6% | -388.7% |
| Equity Pick Up | **0** | **0.0%** | **(235)** | **0.0%** | **-** |
| **Income Before Taxes** | 223,946 | 9.8% | (318,842) | -13.0% | -242.4% |
| Income Tax and Social Contribution | 25,607 | 1.1% | 74,728 | 3.0% | 191.8% |
| **Net Income before Minority Interest** | 249,553 | 11.0% | (244,114) | -9.9% | -197.8% |
| Minority Interest | 1,287 | 0.1% | (4,918) | -0.2% | -482.1% |
| **Net Income** | 248,266 | 10.9% | (239,196) | -9.7% | -196.3% |
| **EBITDA** | 256,937 | 11.3% | 62,502 | 2.5% | -75.7% |

# ANNEX II
# BALANCE SHEET - CONSOLIDATED

R$ Thousand

| Sadia | December 08 | March 09 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | **7,637,176** | **5,318,083** |
| Cash and Cash Equivalents | 2,163,998 | 1,360,434 |
| Trade Accounts Receivable | 790,467 | 559,013 |
| Recoverable Taxes | 574,787 | 493,686 |
| Inventories | 1,851,020 | 1,720,965 |
| Marketable Securities | 1,345,330 | 845,875 |
| Other Credits | 98,255 | 115,808 |
| Future Contracts Accounts Receivable | 813,319 | 222,302 |
| **Non-Current Assets** | **6,021,815** | **6,059,707** |
| Marketable Securities | 270,332 | 159,945 |
| Recoverable Taxes | 1,122,374 | 323,048 |
| Other Credits | 147,076 | 1,087,595 |
| Investments | 15,304 | 15,184 |
| Property, Plant and Equipment | 4,199,901 | 4,218,207 |
| Intangible | 138,113 | 135,194 |
| Deferred Charges | 128,715 | 120,534 |
| **Total Assets** | **13,658,991** | **11,377,790** |
| **LIABILITIES** | | |
| **Current Liabilities** | **8,418,017** | **7,009,940** |
| Loans and Financing | 4,164,391 | 4,272,166 |
| Future Contracts Accounts Payable | 2,777,054 | 1,396,354 |
| Suppliers | 918,687 | 876,485 |
| Salaries and Social ChargesPayable | 164,453 | 157,966 |
| Taxes Payable | 70,568 | 76,216 |
| Dividends | 3,901 | 832 |
| Operating Liabilities | 318,963 | 229,921 |
| **Non-Current Assets** | **4,776,135** | **4,140,280** |
| Loans and Financing | 4,384,745 | 3,734,866 |
| Operating Liabilities | 391,390 | 405,414 |
| **Minority Interest in Subsidiaries** | **53,955** | **50,601** |
| **Shareholder's Equity** | **410,884** | **176,969** |
| Paid - Up Capital | 2,000,000 | 2,000,000 |
| Retained earnings | (1,622,392) | (1,861,588) |
| Acumulative Translation Adjustments | 33,276 | 38,557 |
| **Total Liabilities and Equity** | **13,658,991** | **11,377,790** |

## ANNEX III
## CASH FLOW

| | March 2008 | March 2009 |
|---|---|---|
| **Net Income for the period** | **248,266** | **(239,196)** |
| **Adjustments to reconcile net income to cash generated by operating activities:** | | |
| Variation in minority interest | (5,535) | (3,354) |
| Depreciation, amortization and depletion | 92,510 | 120,068 |
| Accrued interest, net of paid interest | 139,925 | 294,855 |
| Result of allocated derivative instruments, net | (117,429) | - |
| Goodwill amortization | 4,880 | - |
| Equity in earnings of subsidiaries | - | 235 |
| Deferred taxes | (71,246) | (75,025) |
| Contingencies | (4,042) | 2,016 |
| Result from the disposal of permanent assets | 1,072 | 1,005 |
| **Variation in operating assets and liabilities:** | | |
| Trade accounts receivable | 59,334 | 231,454 |
| Inventories | (319,893) | 130,055 |
| Recoverable taxes and other | (193,274) | (42,565) |
| Interests and exchange variation | (62,913) | (169,254) |
| Judicial deposits | (12,951) | 2,049 |
| Suppliers | 141,521 | (42,202) |
| Advances from subsidiaries | - | - |
| Taxes payable, salaries payable and others | 44,571 | (86,047) |
| **Net cash generated by operating activities** | **(55,204)** | **124,094** |
| **Investment activities:** | | |
| Funds from the sale of permanent assets | 528 | 270 |
| Goodwill | (43,242) | - |
| Interests and exchange variation | 20,785 | 60,238 |
| Purchase of property, plant and equipment | (410,676) | (167,431) |
| Purchase of intangible assets | (44) | (2,826) |
| Purchase of deferred charges | (16,345) | - |
| Acquisition of subsidiary, net cash | (33,800) | - |
| Receivables from future contracts | 134,948 | 267,331 |
| Short-term investments | (481,575) | (1,489,852) |
| Redemption of investments | 428,036 | 2,027,070 |
| **Cash applied in investments activities** | **(401,385)** | **694,800** |
| **Loan activities:** | | |
| Loans received | 633,378 | 1,106,355 |
| Loans paid | (172,537) | (1,601,700) |
| Payables from future contracts | (48,805) | (1,127,103) |
| Dividends paid | (131,978) | (10) |
| **Net cash from loan activities** | **280,058** | **(1,622,458)** |
| Cash at beginning of the period | 680,655 | 2,163,998 |
| Cash at end of the period | 504,124 | 1,360,434 |
| **Net decrease of cash** | **(176,531)** | **(803,564)** |



# *Management Report*

## *1ˢᵗ quarter 2009*

**Perdigão S.A.**

**Leopoldo Viriato Saboya**
CFO and Investor Relations
Officer

**Stock Exchange Ticker Symbols**

Bovespa
PRGA3 - Commom
Novo Mercado (New Market)

NYSE
PDA
ADR Level III

 
 
 

**Investor Relations**

Av. Escola Politécnica, 760
05350-901 | São Paulo | SP
Phone: (55) 11-3718.5301 / 5306 /
5465 / 5791
Fax: (55) 11-3718.5297
acoes@perdigao.com.br
www.perdigao.com.br/ir

 
 
 
 
 

Perdigão is one of the largest Latin America food companies and one of the biggest processing meat in the world. The company exports its products for more than 110 countries.

Perdigão continued to absorb its new acquisitions during the quarter, completing the consolidation of information technology systems - the SAP system being extended to incorporate Eleva's operations (meats and dairy products). This will translate into important gains in distribution and logistics synergies through the improvement in procedures and integration of product lines and customer base. In addition, benefits will also accrue to administrative and operational processes, to be centralized at Perdigão Services Center - CSP.

Gross sales for the quarter were R$ 3.0 billion, a growth of 6.6%, business being driven particularly by the domestic market. The Company's objective here was to prioritize improved margins even when detrimental to sales volume, and ameliorate the adversities of the period. EBITDA reached R$ 117.8 million, representing an EBITDA margin of 4.5%. Perdigão reported a net loss of R$ 226.0 million, equivalent to a negative net margin of 8.7%. Factoring out a tax loss carried forward and inherited from the incorporation of a subsidiary, the Company would have recorded a net loss of R$ 94 million.

We ended the quarter, a tumultuous one for our businesses, set against a background of volatility in the international markets, the principal factors contributing to Perdgião's weaker margins during this period being: (i) an abrupt decline in export prices; (ii) oversupply in the domestic market due to the reallocation of products originally destined for export; (iii) higher production costs – both due to their formation as well as adjustments in production in view of reduced export volume; (iv) increased commercial expenses due to higher inventory levels; (v) adjustments to present value resulting from the implementation of the requirements under Law 11,638; and (vi) recognition of the tax loss following the incorporation of a company subsidiary.

As for the outlook for 2009, we believe that despite a difficult global economy, Perdigão is operating in a defensive sector and consist of good of primary necessity. Our global reach and diversified food product portfolio inspires confidence in a gradual recovery in our performance over the coming quarters, including a gain in market share thanks to a sound financial structure. We will continue to identify areas where we can reduce costs and capture synergies in tandem with the further implementation of our go-to-market (Terra Nova) project. The latter is especially focused on a new commercial model with its strategic focus on the customer, and maximization of the force of our business diversification, our brands and our supply chain.

*(The variations mentioned in this report are comparisons between the 1<sup>st</sup> quarter 2009 and the 1<sup>st</sup> quarter 2008, except where otherwise stated).*

## Operating and Financial Indicators
### 1st Quarter 2009

## *Breakdown of Sales*

| | Revenue R$ Billion | Revenues as % of Contribution | | % Ch. 1Q09/1Q08 | |
|---|---|---|---|---|---|
| Meat | 2.1 | | 70.0% | ⬆ | 7.8% |
| Dairy Products | 0.6 | | 20.0% | ⬇ | (1.2%) |
| Others Processed | 0.2 | | 6.7% | ⬆ | 8.1% |
| Soybean / Others | 0.1 | | 3.3% | ⬆ | 31.2% |
| Total | 3.0 | | 100.0% | ⬆ | 6.6% |
| *Processed* | 1.5 | | 50.0% | ⬆ | 3.1% |

## Results

*R$ Million*

| HIGHLIGHTS | 1Q09 | 1Q08 | % Ch. |
|---|---|---|---|
| Gross Sales | 3,035 | 2,847 | 6.6% |
|    Domestic Market | 1,887 | 1,743 | 8.3% |
|    Exports | 1,148 | 1,104 | 4.0% |
| Net Sales | 2,603 | 2,462 | 5.7% |
| Gross Profit | 535 | 536 | (0.3%) |
| Gross Margin | 20.6% | 21.8% | - |
| EBIT | 4 | 91 | (95.5%) |
| Net Income | (226) | 51 | - |
| Adjusted Net Income | (94) | 51 | - |
| Adjusted Net Margin | (3.6%) | 2.1% | - |
| EBITDA | 118 | 186 | (36.8%) |
| EBITDA Margin | 4.5% | 7.6% | - |
| Earnings per Share* | (1.09) | 0.25 | - |

*\* Consolidated earnings per share (in Reais), excluding treasury shares*

## EBITDA

*R$ Million*



## Sectorial performance

During the quarter, the accentuated decrease in international credit lines and the repatriation of investments drained the global market of liquidity, drastically affecting purchasing volumes from importing countries where many customers were already carrying high levels of inventory. Consequently, global trade was disrupted and inventory ballooned at producers, triggering an accentuated decline in export prices. However, this scenario is gradually changing as international liquidity normalizes. Since March prices have shown signs of recovery, sustained by consumption, which has returned to almost pre-crisis levels in the leading markets.

On the domestic front, producers facing the difficulties of an inclement business environment and rising inventory, sought to generate cash to meet financial commitments by slashing product prices. Meanwhile, the consumer with confidence levels shaken, chose to remain on the sidelines and reduce expenditures in the face of economic uncertainty.

However, there are already signs of first quarter difficulties moderating with the relative stabilization of economic activity - a fact borne out by April's improved corporate and consumer confidence levels published by the Fundação Getúlio Vargas - FGV.

***Exports –*** In the first quarter, export volume of chicken meat fell 4%, while pork sales to the overseas markets reported an increase of 21%. On the other hand, beef exports posted a decline of 17%. Slackening demand and oversupply translated into greater bargaining power on the part of the importer during the crisis resulting in a sharp fall in prices - by 17.9% and 14.2% in the case of poultry and pork respectively and 10.9% for beef.

***Domestic Consumption –*** In spite of unemployment rates rising to 8.5% in February 2009, the effect of higher real incomes of the order of 4.6% in the quarter had a greater impact on consumption. This, together with government policies to boost economic activity, had a positive influence on retail sales.

***Raw Materials –*** With high existing inventory levels, average corn prices in Brazil fell 20.1%. On the other hand, average soybean prices increased 2.1%, the latter reflecting lower worldwide production and inventory. In-natura milk prices paid to the producer at the farm gate were 15.7% down. All average prices are comparisons with the first quarter 2008.

***Perspectives –*** April's statistics show export volume increasing. The Brazilian Chicken Producers and Exporters (ABEF) and the Brazilian Pork Industry and Export Association (ABIPECS) are forecasting a 2.2% increase in Brazilian exports of chicken meat and 3.9% in pork, respectively for 2009. Influenza "A" is likely to cause a short-term impact on pork consumption, although the announcement that transmission of the disease is not through the eating of pork meat could be positive for Brazil. Unemployment rates are expected to stabilize at between 9% and 9.5% of the economically active population. Consumption is being stimulated through increased real incomes and government stimulus measures (reduction in the IPI excise tax).

## Investments and Projects

The Company prioritized investments at the Bom Conselho (PE) and Três de Maio (RS), sites where construction is in progress. Capital expenditures were also dedicated to general improvements and for essential maintenance. Total investments in the quarter amounted to R$ 119.7 million, a value that already takes into account reductions initially envisaged for the year in view of the global downturn. Estimated investment in *capex* for 2009 is R$ 450 million. A further R$ 46.2 million was spent on replacing flocks and increasing production poultry/hog breeder stock, 5% less than the same quarter last year.

## *Investments*

**R$ 119.7 million (94% lower)**



Bom Conselho/ Três de Maio 36.6%

New Projects 8.4%

Productivity and Optimization 55.0%

## *Operating Performance*

# Production

During the first quarter 2009, with the continued liquidation in importer inventory, begun late in the previous year, the Company announced a reduction of 20% in meat output for export, including the use of technical stoppages and vacation shutdowns to achieve this end. However, while these measures will reduce the need for working capital in the coming months, this strategy produced a spike in costs during the period.

In line with this policy, production statistics reveal a 14.8% cut in poultry slaughter although hog/beef cattle slaughter was up by 9.9%. Meat output as a whole recorded a fall of 10.4%.

## *Production*

| | 1Q09 | 1Q08 | % Ch. |
|---|---|---|---|
| Poultry Slaughter *(million heads)* | 181.5 | 213.1 | (15%) |
| Hog/ Cattle Slaughter *(thousand heads)* | 1,211.0 | 1,101.9 | 10% |
| Production *(thousand tons)* | | | |
| Meats | 443.8 | 495.5 | (10%) |
| Dairy Products | 263.1 | 284.7 | (8%) |
| Other Processed Products | 30.3 | 23.8 | 27% |
| Feed and Premix *(thousand tons)* | 1,143.6 | 1,291.0 | (11%) |
| One-day Chicks *(milion units)* | 172.0 | 220.2 | (22%) |

On March 21 2009, there was a fire of moderate proportions at the industrial installations at Rio Verde, state of Goiás, damage at the distribution center adjacent to the complex being the most serious. Perdigão's just-in-time process was able to respond to the greater demand made on it, finished products immediately being transferred to ports, customers and third party warehouses, the loss of storage space thus being successfully compensated.

Supplies to domestic and overseas customers from this plant were in no way affected, production at other plants being ramped up to cover the additional demand.

The Rio Verde Agroindustrial Complex is covered by insurance policies including insurance for loss of profits. The Company awaits the corresponding reimbursement for the damage at the installations from the insurance companies.

# *Domestic Market*

Domestic market business reported gross sales of R$ 1.9 billion, 8.3% up on the first quarter 2008, boosted by volume growth of 22.7%. Operating margins for Perdigão's two leading activities – meats and dairy products – both reported improvement.

## *Sales – Domestic Market*

| DOMESTIC MARKET | THOUSAND TONS | | | R$ MILLION | | |
|---|---|---|---|---|---|---|
| | 1Q09 | 1Q08 | % Ch. | 1Q09 | 1Q08 | % Ch. |
| **Meats** | **182.5** | **196.2** | **(7.0)** | **995.2** | **908.6** | **9.5** |
| In Natura | 38.6 | 41.6 | (7.3) | 159.7 | 155.0 | 3.1 |
| Poultry | 31.0 | 31.9 | (2.8) | 119.4 | 114.4 | 4.3 |
| Pork/Beef | 7.5 | 9.6 | (22.2) | 40.3 | 40.5 | (0.4) |
| Elaborated/Processed (meats) | 144.0 | 154.6 | (6.9) | 835.5 | 753.6 | 10.9 |
| **Dairy Products** | **250.8** | **226.0** | **11.0** | **613.9** | **597.7** | **2.7** |
| Milk | 200.6 | 166.6 | 20.4 | 389.1 | 339.0 | 14.8 |
| Dairy Products/Juice/Others | 50.2 | 59.3 | (15.4) | 224.7 | 258.7 | (13.1) |
| **Other Processed** | **26.1** | **25.4** | **3.0** | **151.5** | **139.9** | **8.3** |
| Soybean Products/ Others | 152.9 | 51.4 | 197.4 | 126.6 | 96.5 | 31.2 |
| **Total** | **612.4** | **499.0** | **22.7** | **1,887.2** | **1,742.8** | **8.3** |
| **Processed** | **220.4** | **239.4** | **(7.9)** | **1,211.7** | **1,152.2** | **5.2** |
| **% Total Sales** | **36.0** | **48.0** | | **64.2** | **66.1** | |

*Meats –* Sales revenue increased 9.5% on 7% lower volume. Average prices were 16.4% higher to offset the average year on year cost increase of 14.9%. We took the strategic decision to accelerate the process of reducing in-natura product volumes (poultry/pork) to the domestic market – the relative share of this business having increased following the consolidation of Eleva in 2008 - the result being a fall of 7.3% by volume and a 3.1% rise in sales revenue. The main profit driver was processed products which reported a growth of 10.9% in sales on an average price hike of 17.5%, offsetting costs 14% higher.

*Dairy products –* Margins were restored to a level of performance in line with forecasts, thanks to the restoration a balance in the supply and demand equation this year, especially with respect to the fluid milk product. Sales rose 2.7% on volumes that were 11.0% higher. Average prices were 7.8% down against average costs that fell 4.8%. Perdigão reported an increase in volume of 20.4% in milk products, including fluid milks and powdered milk. Processed dairy products recorded a decline of 15.4%.

**Other processed products –** Other processed products sales registered increases in sales and volume by 8.3% and 3%, respectively and are of growing domestic market importance due to the added value impact on results. Other processed products contemplate pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others.

During the quarter, processed products including meats, dairy products and others represented 64.2% of domestic market sales. We are intensifying growth in these segments with a view to improving returns and upgrading our brand penetration in the Brazilian market.

## Market Share - %

*By Volume*



*Source: AC Nielsen – AC. 2009*

**Marketing –** Marketing initiatives have been intensified through the introduction of a range of innovations designed to strengthen the Company's brand names and to leverage sales, particularly in the processed products area. Currently-running publicity campaigns to reinforce the heart brand (Perdigão – Pizzas and Pastas) have included new packaging, the promotion of ecologically correct bags as well as the use of traditional media vehicles. Campaigns were also run for the following brand names: Ouro (bologna sausage), Doriana (margarines) and Confiança (principal brand name on industrialized products sold in the Northeast).

In the context of new product launches, some product portfolio changes were made to the Batavo (dairy products and meats) and *Pense Light* brands. Batavo also signed a sponsorship agreement with Corinthians Soccer Club (one of São Paulo's premier football teams) and organized the Batavinho race (infant-juvenile age group), in São Paulo.

## Distribution Channels



**In Sales Revenue**

1Q09
Institucional
6.1%
Wholesale
22.0%
Small Stores
10.9%
Supermarket
61.0%

1Q08
Institucional
6.8%
Wholesale
19.2%
Small Stores
8.7%
Supermarket
65.3%

## Exports

Export revenue was R$1.1 billion, a growth of 4% in the quarter compared with the same period in 2008. This was achieved despite the strong pressure on the international market, with a year on year average price reduction of 22.4% in US dollars-*FOB* (*Free on Board*) and a 22.8% decrease when compared with average prices for the fourth quarter 2008.

***Meats –*** The international crisis forced a reduction in inventory both at the importer and retail levels, in turn provoking a decline in demand for Brazilian imports. As a result, Perdigão revised its planned production volume destined for export by 20% in the first quarter. However, weaker demand saw greater accumulated stock volume on Brazilian supermarket shelves, thus further accentuating the declining price trend on the international market.

In spite of this scenario, meat volume increased 5.1% and export revenue by 6.3%. However, 0.5% higher average domestic prices in Reais due to the currency translation effect which builds in the sharp fall in average prices in dollars already mentioned above, were not sufficient to offset average cost pressures 5.6% up in the quarter. The Company thus reported decrease in margins on its exports.

Perdigão was also obliged to provide additional discounts to customers in order to support the rapidly changing business scenario. In-natura meat products rose 9.7% and 7.5%, respectively in revenue and volumes. On the other hand demand for processed products recorded a decline of 4.1% in revenues and 6.8% in volumes, principally a reflection of slower European demand for turkey-based products.

***Dairy products –*** Shipped volume of dairy products slumped 70.2% in volume and 77.6% in revenues. This was due to a significant reduction in average prices – 24.7% less than 2008 against an average 2.2% increase in costs. Again the international crisis was largely to blame for this impact, as well as higher level of inventories in New Zealand caused by the increase production in this country.

## Sales - Export Markets

| EXPORT MARKET | THOUSAND TONS | | | R$ MILLION | | |
|---|---|---|---|---|---|---|
| | 1Q09 | 1Q08 | % Ch. | 1Q09 | 1Q08 | % Ch. |
| **Meats** | **276.1** | **262.7** | **5.1** | **1,140.6** | **1,072.5** | **6.3** |
| In Natura | 235.1 | 218.7 | 7.5 | 893.0 | 814.3 | 9.7 |
|   Poultry | 199.8 | 187.1 | 6.8 | 712.7 | 660.6 | 7.9 |
|   Pork/Beef | 35.3 | 31.6 | 11.6 | 180.3 | 153.7 | 17.3 |
| Elaborated/Processed (meats) | 41.1 | 44.1 | (6.8) | 247.6 | 258.2 | (4.1) |
| **Dairy Products** | **1.2** | **4.0** | **(70.2)** | **6.8** | **30.3** | **(77.6)** |
|   Milk | 0.8 | 2.9 | (72.4) | 4.5 | 22.7 | (80.2) |
|   Dairy Products | 0.4 | 1.1 | (64.2) | 2.3 | 7.6 | (69.9) |
| **Other Processed** | **0.2** | **0.3** | **(45.5)** | **1.0** | **1.2** | **(17.6)** |
| **Total** | **277.5** | **267.1** | **3.9** | **1,148.3** | **1,104.0** | **4.0** |
| **Processed** | **41.6** | **45.5** | **(8.4)** | **250.8** | **267.0** | **(6.1)** |
| **% Total Sales** | **15.0** | **17.0** | | **21.8** | **24.2** | |

Perdigão reported the following performance in its leading overseas markets:

- *Europe –* Export revenue decreased 10.1% while volumes were down 6.5%. Demand and volume pressures strongly impacted sales to this market.
- *Middle East –* This market continued to post the most buoyant demand, reporting an increase of 17.7% in volume. In spite of a decline in average prices, revenues were 12.3% higher.
- *Far East –* The drop of 6.7% in volumes still translated into a 4.8% improvement in sales due to the gradual recovery in prices recorded during the year.
- *Eurasia –* Both revenue and volumes were down by 8.6% and 0.6%, respectively, a reflection of the economic downturn, principally in Russia, due to the reduction of quotas to Brazil.
- *Africa, the Americas and Other Countries –* Growth in these markets was 26.3% in export revenue and 5.5% in volume, business being particularly strong from African countries and Venezuela.

## Exports by Region

*(% net revenue)*

**1Q09**



Other Countries 14.6%
Eurasia 10.9%
Europe 22.1%
Far East 22.0%
Middle East 30.4%

**1Q08**



Other Countries 12.2%
Eurasia 12.4%
Europe 25.5%
Far East 21.8%
Middle East 28.1%

## Economic and Financial Performance

**Net Sales –** First quarter net sales were R$ 2.6 billion, 5.7% higher than the first quarter of 2008 and reflecting the affects of sharper discounting to the consumer, particularly in the domestic market.

Domestic net sales represented 57% of the total, this market reporting a growth of 8.2% on sales of R$ 1.5 billion. Exports accounted for a diminished share of the Company's business at 43% of total net sales, registering a growth of 2.7% on a R$ 1.1 billion first quarter revenues.

## Breakdown of Net Sales (%)

**By Product**



Others 4.3%
Milk* 12.9%
Dairy Products 6.6%
Other Processed 4.3%
Specialty Meats 21.0%
Elaborated/ Frozen Products 11.7%
Pork/Beef 8.1%
Poultry 31.1%

**By Market**



Exports 42.9%
Domestic market 57.1%

**Cost of Sales –** Cost of sales was R$ 2.0 billion, a rise of 7.4%, a faster rate of increase than net sales, thus squeezing margins and representing 79.4% of net sales against 78.2% in 2008 (an increase of 120 basis points).

Narrower margins were largely due to: (i) the gradual increase in items contributing to cost formation during 2008, notably such items as packaging and freight; (ii) a 20% cut in production (destined for the export market), generating cost impacts on the productive chain and a reduction in utilized capacity due to technical stoppages and

(iii) the partial re-allocation of production from the Rio Verde unit to other industrial plants following the fire at the complex.

**_Gross Profit and Gross Margin –_** Gross profit for the quarter was down 0.3% at R$ 535.1 million against R$ 536.4 million in the first quarter 2008 due to narrower margins. Gross margin was 20.6% against 21.8% for the same period in the previous year.

**_Operating Expenses –_** In a quarter when the Company was still in the process of adjusting production to demand, operating expenses in the form of inventory overheads also contributed to the squeeze on margins. At R$ 531.0 million, operating expenses rose 19.2%, representing 20.4% of net sales against 18.1% in the first quarter of 2008, a 230 basis points increase.

Commercial expenses increased 21.8%. Higher variable expenses with warehousing and distribution also rose, further exacerbated by the transfer of products from Rio Verde to other Distribution Centers due to the fire and the investments in marketing campaigns.

A 4.2% decrease in administrative expenses in the quarter helped offset this weaker performance thanks to efforts to reduce expenses and integrate processes.

**_Operating Income and Operating Margin –_** Operating income before financial expenses was R$ 4 million, equivalent to a 0.2% operating margin against 3.7% in 2008. The 95.5% year on year decline was largely due to the impact of the world economic crisis on exports and increased production costs and commercial expenses as explained above.

**_Financial Results –_** Net debt increased 56% compared to the first quarter 2008, principally due to the need to reinforce working capital for the Company's business activities – the economic downturn having an adverse effect on cash generation - and to support investments during the period.

In the light of these factors, and due to adjustment in present value with the implementation of Law 11.638 and discounting on sales during the period, net financial expenses increased from R$ 34.5 million to R$ 100.3 million – 190.5% higher, rising from 1.4% of net sales to 3.9% (250 basis points higher).

## Debt

| DEBT | ON 03/31/09 | | | ON 03/31/08 | |
|---|---|---|---|---|---|
| | CURRENT | NONCURRENT | TOTAL | TOTAL | % Ch. |
|    Local Currency | 605 | 660 | 1,264 | 761 | 66 |
|    Foreing Currency | 1,199 | 2,942 | 4,141 | 2,501 | 66 |
| **Gross Debt** | **1,804** | **3,602** | **5,406** | **3,262** | **66** |
| **Cash Investments** | | | | | |
|    Local Currency | 775 | - | 775 | 618 | 25 |
|    Foreing Currency | 1,029 | - | 1,029 | 333 | 209 |
| **Total Cash Investments** | **1,803** | **-** | **1,803** | **951** | **90** |
| **Net Accounting Debt** | **1** | **3,602** | **3,602** | **2,310** | **56** |
| **Exchange Rate Exposure - US$ Million** | | | **(672)** | **(752)** | **(11)** |

*Other Operating Results –* Increased of 34% refers to the cost of idleness and amounts of the property, plans and equipments' write off due to obsolescence and provisions of indemnity insurance.

*Income Tax and Social Contribution –* A total of R$ 132 million of tax losses carried forwarded on the balance sheet of Perdigão Agroindustrial S.A. was recognized by the Company with the incorporation of the subsidiary on February 28 2009. Thus, the income tax and social contribution item reported a negative R$ 108.3 million against a positive R$ 15.0 million booked to the first quarter in 2008. However, this tax loss, although significant, is compensated by the capture of synergies resulting from the incorporation of the subsidiary into the holding company, thus rationalizing a series of processes and controls and enhancing tax efficiencies arising from an improvement in financial equilibrium.

*Net Result and Net Margin –* Perdigão reported a net loss of R$ 226.0 million in the quarter as opposed to a net income of R$ 51 million. This again reflects poorly performing markets, narrower margins due to increased costs and commercial and financial overheads as well as the recognition of tax losses with the incorporation of the Company's subsidiary. Ignoring this latter effect, the net result would have been a loss of R$ 94 million.

*EBITDA –* Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 117.8 million, 36.8% lower year on year. This is equivalent to an EBITDA margin of 4.5% against 7.6% in the same period 2008. Despite management efforts to offset the worst impacts of the international scenario, company results were significantly affected by the adversities of the business environment. However, we expected to see a gradual recovery in our margins and results as from the second quarter.

## Breakdown of EBITDA

| EBITDA - R$ Million | 1Q09 | 1Q08 | % Ch. |
|---|---|---|---|
| Net Income | (226.0) | 51.0 | - |
| Non Controlling Shareholders | 0.2 | 0.1 | 38.5 |
| Employees / Management Profit Sharing | - | 4.5 | - |
| Income Tax and Social Contribution | 108.3 | (15.0) | - |
| Other Operating Result | 15.3 | 3.5 | 335.4 |
| Net Financial | 100.3 | 34.5 | 190.5 |
| Depreciation, Amortization and Depletion | 119.8 | 107.8 | 11.1 |
| = EBITDA | 117.8 | 186.4 | (36.8) |

**Shareholders' Equity –** The Shareholders' Equity was R$ 3.9 billion against R$ 4.2 billion on March 31 2008, 8.1% down on the previous year.

## Stock Market

Average daily trading volume on the São Paulo stock exchange - BM&FBovespa and the New York Stock Exchange – NYSE was US$12.2 million in the quarter against US$23.4 million in the first quarter of 2008. This reflects reduced capital markets liquidity and the returns from Perdigão's businesses during the period.

## Performance

| PRGA 3 | 1Q09 | 1Q08 |
|---|---|---|
| Share price - R$* | 28.75 | 40.25 |
| Traded Shares (Volume) - Millions | 36.3 | 52.6 |
| Performance | (3.3%) | (9.1%) |
| Bovespa Index | 9.0% | (4.6%) |
| IGC (Brazil Corp. Gov. Index) | 4.9% | (10.1%) |
| ISE (Corp. Sustainability Index) | 0.3% | (10.5%) |

*\* Closing Price*

| PDA | 1Q09 | 1Q08 |
|---|---|---|
| Share price - US$* | 24.81 | 45.53 |
| Traded Shares (Volume) - Millions | 10.2 | 7.2 |
| Performance | (6.0%) | (7.5%) |
| Dow Jones Index | (13.3%) | (7.6%) |

The Company's shares accounted for 34% of the Brazilian food sector's transactions conducted on the BM&FBovespa in the quarter and 70% of the sector's ADR trading on the NYSE. The Company's equities reported the best liquidity among domestic companies making up the sector.

**Shares Performance**



**ADR Performance**



## Social Balance

As at March 31 2009, the Company's labor force stood at 57.4 thousand, 2.8% higher year on year. During the quarter, Perdigão invested R$45.6 million – 10.7% more than the same period 2008 in nutrition, the private pension plan, education, skills upgrading and training, transportation and other benefits contributing to employee well being, quality of life and professional development. Environmental investments amounted to R$ 9.3 million, 18.9 down on investments for the same period in 2008.

### *Indicators*

| Main Indicators | 1Q09 | 1Q08 | % Ch. |
|---|---|---|---|
| Number of Employees | 57,409 | 55,844 | 2.8 |
| Net Sales per Employee/Year – R$ Thousand | 181.4 | 176.3 | 2.9 |
| Productivity per Employee (tons/year) | 51.6 | 57.7 | (10.6) |

### *Added Value*

*R$ 695.6 million – 12.9% lower*

| Added Value Distribution | 1Q09 | 1Q08 |
|---|---|---|
| Human Resources | 330.3 | 296.3 |
| Taxes | 472.7 | 305.1 |
| Interest | 118.4 | 146.0 |
| Retention | (226.0) | 51.0 |
| Minority Interest | 0.2 | 0.1 |
| **Total** | **695.6** | **798.5** |

## Corporate Governance

**Highlights** – Perdigão was a winner of the IR Awards - Best Corporate Governance category as the best company in corporate governance for the food and retail sector in the international market.

## Difused Control – Equal Rights

**at March 31, 2009**


Sabiá FIM
1.1%
ADR's (NYSE)
7.1%
Previ-BB
14.2%
Real Gr.
0.9%
Foreing
Investors
28.8%
Petros
12.0%
Sistel
4.0%
Valia
3.7%
Treasury
Shares
0.2%
BIRD Fund
7.3%
Domestic
Investors
20.8%

**Capital Stock – R$ 3.4 billion**
**Nr. of Shares – 206,958,103**

**Announcement to the Market** – On April 24, 2009, Perdigão S.A. announced that discussions had been reinitiated with Sadia S.A. with a view to the feasibility of an association between the two companies.
The Company further announced that no document of a legal nature had been signed preliminary to this new round of discussions. It also stated that no timeframe had been set for concluding discussions and that such should not be understood by the market as representing any kind of commitment on the part of the Company. in relation to the finalization of the association between the companies. The Company will make an appropriate and immediate announcement to the market on any definitive fact arising out of these discussions.

**Risk Management** - Perdigão adopts management practices for minimizing the risks to which it is exposed. Among the principal risks are those of an operational order: markets in which the Company operates, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 17 of the Financial Statements.

**Novo Mercado** – Perdigão signed up to the BM&FBovespa's Novo Mercado (New Market) on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the Bylaws and regulations.

**Consultancy Fees** - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company's auditors.

## Outlook

Recovery in demand in the principal export markets, principally the Middle East and Far East, combined with improvements in domestic economic indicators should feed through to a gradual improvement in the Company's margins as from the second quarter 2009.

Other important factors can be expected to influence and contribute to corporate performance, the most notable being: the capture of forecasted synergies through the full integration of commercial and administrative processes, concluded in this first quarter. Business should also be boosted with the implementation of the New Commercial Model Project – Terra Nova, its strategic focus on the customer, the maximizing of the firepower of our business portfolio, our brands and our distribution network.

While 2009 is of necessity a year of adaptation to the collapse in international markets, triggered by the weakness in the US economy, we believe that the Company should move forward with its strategic vision of sustained long-term growth, management and minimizing the risks of the business and focused on a recovery in returns.

São Paulo, May 2009


Nildemar Secches
Chairman of the Board of Directors

José Antônio do Prado Fay
Chief Executive Officer

# Attachment – I



**PERDIGÃO S.A.**
**PUBLIC COMPANY**

## CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

**(R$ Million)**

| BALANCE SHEET | 03.31.2009 | 12.31.2008 |
|---|---|---|
| **ASSETS** | **10,892.8** | **11,219.5** |
| **CURRENT ASSETS** | **5,659.0** | **5,985.1** |
| **NONCURRENT ASSETS** | **5,233.8** | **5,234.4** |
| Long Term Assets | 625.2 | 597.1 |
| Investments | 1.0 | 1.0 |
| Property, Plant and Equipment | 2,899.3 | 2,918.5 |
| Intangible | 1,544.7 | 1,545.7 |
| Deferred Charges | 163.6 | 172.1 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | **10,892.8** | **11,219.5** |
| **CURRENT LIABILITIES** | **3,122.0** | **3,080.9** |
| **LONG TERM LIABILITIES** | **3,890.9** | **4,027.4** |
| **NON CONTROLLING SHAREHOLDERS** | **0.8** | **0.7** |
| **SHAREHOLDERS' EQUITY** | **3,879.1** | **4,110.6** |
| Capital Stock Restated | 3,445.0 | 3,445.0 |
| Reserves | 730.7 | 703.7 |
| Acumulated Results | (296.7) | (38.1) |

| INCOME STATEMENT | 1Q09 | 1Q08 | % Ch. |
|---|---|---|---|
| **GROSS SALES** | **3,035.5** | **2,846.7** | **6.6%** |
| Domestic Sales | 1,887.2 | 1,742.7 | 8.3% |
| Exports | 1,148.3 | 1,104.0 | 4.0% |
| Sales Deductions | (432.4) | (385.0) | 12.3% |
| **NET SALES** | **2,603.0** | **2,461.7** | **5.7%** |
| Cost of Sales | (2,068.0) | (1,925.3) | 7.4% |
| **GROSS PROFIT** | **535.1** | **536.4** | **(0.3%)** |
| Operating Expenses | (531.0) | (445.5) | 19.2% |
| **OPERATING INCOME BEFORE FINANCIAL EXPENSES** | **4.1** | **91.0** | **(95.5%)** |
| Financial Expenses, net | (100.3) | (34.5) | 190.5% |
| Other Operating Results | (21.3) | (15.9) | 34.0% |
| **INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS** | **(117.5)** | **40.6** | **-** |
| Income Tax and Social Contribution | (108.3) | 15.0 | - |
| Employees / Management Profit Sharing | - | (4.5) | - |
| Non Controlling Shareholders | (0.2) | (0.1) | 38.5% |
| **NET INCOME** | **(226.0)** | **51.0** | **-** |
| **EBITDA** | **117.8** | **186.4** | **(36.8%)** |

*All forward-looking statements contained in this report regarding the Company's business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.*



# ATTACHMENT 5



# GLOSSARY

ASSETS APPROACH – valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA – measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK – uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE – breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION – conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE – any divisor used for converting economic benefits into value in a simple period.

CAPM – Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW – cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY – commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA – constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL – power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM – value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL – expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE – It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL – value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY – value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE – any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT – benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE – It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing



Value and were calculated through equipment's manual analysis and the repairing maintenance expertise of APSIS' technicians.

FAIR MARKET VALUE – value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL – intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA – usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH – valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE – It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50%¨should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE – It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS – non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE – discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL – sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW – cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE – value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE – date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA – beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE – It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY – capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH – valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY – see assets approach.

MULTIPLE – market value of a company, stock or invested capital, divided by a company's measurement (revenues, income, client volume, etc.).



NON-OPERATING ASSETS – assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS – assets that are necessary for the company operation.

PERPETUITY VALUE – value at the end of the projective period to be added to the cash flow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE – It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE – It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA – usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits

VALUATION – act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined by the weighted average of the value.

3

# Small details make all the difference.

APSIS has been making history for more than 28 years. Throughout all these years, it has been part of the history of Brazil and of the world, encompassing its various economic, political, social, cultural, and technological changes. APSIS is currently a reference in company appraisal, brand and other intangible appraisals, asset appraisal, real estate consultancy and deals, fixed asset management, and environmental management, operating in Brazil and overseas. This comprises the essential difference in the conquest of great businesses.

Trust

Solution

- Specialized services in asset appraisal and management.
- 15,000 reports issued throughout the national territory.
- Teams coordinated by post-graduate engineers, with extension course expertise both in Brazil and abroad.
- Compliance with ABNT, CVM, ESA, USPAP, Finep, BNDES, and Federal Revenue Standards.
- International quality in compliance with ASA (American Society of Appraisers) and IBA (Institute of Business Appraisers).
- Online financial market information.







Value

## business appraisal

Company appraisal
Brand and other intangible asset appraisals
Study of project feasibility
Business Plan
Technical Opinion for corporate reorganization
(Company Act, RIR, FASB, IFRJ, and others)
Legal Opinions



Solidity

## real estate business

Real Estate Prospection
Lease Contract renegotiations
Divestment
Real Estate appraisal
Assistance to investors and funds
Real Estate management
Vocation and Feasibility Studies
Real Estate sale and lease

## fixed asset

Equity Inventory
Asset Appraisal
Data Conciliation (Physical X Book)
Accounting base (registry, exports, and imports)
Process Training, Formalization, and Auditing



Competence

## corporate sustentability

RSA Policy
MDL and Carbon Credits
Social-environmental diagnostic
Sustainable Development (DJSI and ISE)
Environmental Auditing (Principles of Ecquador and others)
Social Responsibility (Ethos and GRI)
Ethical Documents
Communications Management



Credibility

## Treasure

clients apsis

ALL - AMÉRICA LATINA LOGÍSTICA
ALLIANT ENERGY
AMBEV (INTERBREW) - COMPANHIA BRASILEIRA DAS AMÉRICAS
BANCO BANIF
BANCO BRADESCO
BANCO DO BRASIL
BANCO IBI
BANCO ITAÚ
BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BELGO SIDERURGIA (GRUPO ARCELOR)
BHP BILLITON METAIS
BNDES - BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E CONSULTORES
BR - PETROBRAS DISTRIBUIDORA
CAEMI MINERAÇÃO E METALURGIA
CARIOCA CHRISTIANI-NIELSEN ENGENHARIA
CARREFOUR COMÉRCIO E INDÚSTRIA
CEG - COMPANHIA DISTRIBUIDORA DE GÁS DO RIO DE JANEIRO
CETUS INVESTIMENTOS E PARTICIPAÇÕES
CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA
CLARO
COCA-COLA
CONSTRUTORA ANDRADE GUTIERREZ
COTEMINAS - COMPANHIA DE TECIDOS NORTE DE MINAS
CREDICARD
CREDIT SUISSE FIRST BOSTON
CSN - COMPANHIA SIDERÚRGICA NACIONAL
CVRD - COMPANHIA VALE DO RIO DOCE
DIAGEO
DROGASIL
ELETROBRÁS - CENTRAIS ELÉTRICAS BRASILEIRAS
EMBRATEL - EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES
ESSO BRASILEIRA DE PETRÓLEO LIMITADA
FGV - FUNDAÇÃO GETÚLIO VARGAS
FINEP - FINANCIADORA DE ESTUDOS E PROJETOS
FLEXTRONICS
FURNAS CENTRAIS ELÉTRICAS
GAFISA S.A
GERDAU AÇO MINAS GERAIS
GOL LINHAS AÉREAS INTELIGENTES
GOLDMAN SACHS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
GRUPO BRASCAN
GRUPO GLOBO
GRUPO MULTIPLAN
GRUPO OI (TELEMAR)
GRUPO PÃO DE AÇÚCAR
GRUPO VOTORANTIM
HSBC BANK BRASIL
INTELIG TELECOM
KEPPEL FELS BRASIL
LAFARGE BRASIL
LIGHT - SERVIÇOS DE ELETRICIDADE
LIQUIGÁS DISTRIBUIDORA
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LOJAS RENNER
MATTOS FILHO, VEIGA FILHO, MARREY JR. E QUIROGA
MONSANTO DO BRASIL
NESTLÉ BRASIL
PETROBRAS - PETRÓLEO BRASILEIRO
PETROS - FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL
PINHEIRO NETO ADVOGADOS
PONTO FRIO (GLOBEX UTILIDADES)
PREVI - CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL
REDE RECORD
REPSOL YPF BRASIL
ROLLS-ROYCE ENERGIA
SHELL BRASIL
SHV GÁS BRASIL
SOCIEDADE MICHELIN
SOUZA, CESCON AVEDISSIAN, BARRIEU E FLESCH ADVOGADOS
SUL AMÉRICA
TIM BRASIL
UBS PACTUAL
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
UNIBANCO UNIÃO DE BANCOS BRASILEIROS
VALESUL ALUMÍNIO
VARIG
VEIRANO ADVOGADOS
VISANET
VIVO
WHITE MARTINS
WORLD MINERALS DO BRASIL

Rio de Janeiro - RJ
Rua São José, 90 - Grupo 1802
Centro, CEP 20010-020
Tel.: +55 (21) 2212.6850 Fax: +55 (21) 2212.6851

São Paulo - SP
Av. Vereador José Diniz, 3300 - Conj. 808
Campo Belo, CEP 04604-006
Tel.: +55 (11) 2626.0510 Fax: +55 (11) 5041 8206

www.apsis.com.br



APSIS
The difference in great business.